As filed with the U.S. Securities and Exchange Commission on September 13, 2010

Registration No. 333-168766

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

People’s United Financial, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6035	20-8447891
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

850 Main Street

Bridgeport, Connecticut 06604

(203) 338-7171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert E. Trautmann

Senior Executive Vice President and General Counsel

People’s United Financial, Inc.

850 Main Street

Bridgeport, Connecticut 06604

(203) 338-7171

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Lee Meyerson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Patricia C. Delaney General Counsel Smithtown Bancorp, Inc. 100 Motor Parkway, Suite 160 Hauppauge, New York 11788 (631) 360-9300	Mark J. Menting Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non–accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED SEPTEMBER 13, 2010

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

[—], 2010

Dear Smithtown common stockholders:

On July 15, 2010, Smithtown Bancorp, Inc. (“Smithtown Bancorp”) and People’s United Financial, Inc. (“People’s United”) agreed to a strategic business combination in which Smithtown Bancorp will merge with and into People’s United with People’s United surviving the merger, which we refer to as the merger. If the merger is completed, Smithtown Bancorp common stockholders will have the right to receive merger consideration with a value equal to 0.143 shares of People’s United common stock plus $2.00 in cash for each share of Smithtown Bancorp common stock held immediately prior to the merger. Smithtown common stockholders of record, as of the record date, will be able to elect to receive this amount in People’s United common stock, in cash or in a combination of both, but the election will be subject to the allocation and equalization procedures described in this proxy statement/prospectus. In connection with the merger, and assuming that all warrants to purchase Smithtown Bancorp common stock are exercised prior to the effective time of the merger, People’s United expects to issue up to 2.2 million shares of its common stock. We are sending you this proxy statement/prospectus to notify you of and invite you to the special meeting of Smithtown Bancorp common stockholders being held to consider the Agreement and Plan of Merger, dated as of July 15, 2010, which we refer to as the merger agreement, that Smithtown Bancorp has entered into with People’s United, and to ask you to vote at the special meeting in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The special meeting of the common stockholders of Smithtown Bancorp will be held at the Sheraton Long Island Hotel, 110 Motor Parkway, Hauppauge, New York 11788 on [—], 2010 at 10:00 a.m. local time.

At the special meeting, you will be asked to approve the merger agreement. You will also be asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, meaning that, to the extent that holders of Smithtown Bancorp common stock receive shares of People’s United common stock, such holders of Smithtown Bancorp common stock are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Smithtown Bancorp common stock for shares of People’s United common stock in the merger.

The value of the merger consideration will fluctuate with the market price of People’s United common stock. Shares of People’s United common stock are listed on the NASDAQ Global Select Market under the symbol “PBCT,” and Smithtown Bancorp’s common stock is listed on the NASDAQ Global Select Market under the symbol “SMTB.” On July 14, 2010, the day preceding the public announcement of the merger, the closing sale price of People’s United common stock was $14.09 and the closing sale price of Smithtown Bancorp common stock was $3.87. On [—], 2010, the last practicable trading day before the distribution of this proxy statement/prospectus, the closing sale price of People’s United common stock was $[—] and the closing sale price of Smithtown Bancorp common stock was $[—]. The following table shows the average closing sale prices of People’s United common stock, as reported on the NASDAQ Global Select Market (“NASDAQ”), for the five trading day period ended on July 14, 2010, the period over which the exchange ratio was calculated and the day preceding the public announcement of the merger and on [—], 2010, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of Smithtown Bancorp common stock, which was calculated by multiplying the five-day average of the closing price of People’s United common stock for the periods ended on those dates by the exchange ratio of 0.143 and adding $2.00 in cash.

	People’s United Common Stock		Implied Value of One Share of Smithtown Bancorp Common Stock
Five trading day period ended on July 14, 2010		$13.98		$4.00
Five trading day period ended on [—], 2010	$	[—]	$	[—]

Smithtown Bancorp’s board of directors has unanimously adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommends that Smithtown Bancorp common stockholders vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

To complete the merger, the merger agreement and the transactions contemplated by the merger agreement must be approved by the holders of two-thirds of all the issued and outstanding Smithtown Bancorp common stock. Your vote is very important. Whether or not you expect to attend the special meeting, please vote as soon as possible to ensure that your shares are represented at the special meeting. Registered and many broker-managed stockholders as of the record date can vote their shares by using a toll-free number or the Internet. Instructions for using these convenient services are provided on the enclosed proxy card. You may also vote your shares by marking your votes on the enclosed proxy card, signing and dating it and mailing it in the envelope provided. If you sign and return your proxy card without specifying your vote, your shares will be voted in favor of the merger agreement and the transactions contemplated by the merger agreement, and if necessary, for the approval of the adjournment of the special meeting to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

This proxy statement/prospectus provides you with detailed information about the merger. In addition to being a proxy statement of Smithtown Bancorp, this proxy statement/prospectus is also the prospectus of People’s United for the People’s United common stock that will be issued in connection with the merger. We encourage you to read the entire document carefully. Please pay particular attention to “Risk Factors” beginning on page 22 for a discussion of the risks related to the merger and owning People’s United common stock after the merger.

I look forward to seeing you on [—], 2010 in Hauppauge, New York.

Sincerely,

Bradley E. Rock

Chairman and Chief Executive Officer

Please read this proxy statement/prospectus carefully because it contains important information about the merger. Read carefully the risk factors relating to the merger beginning on page 22. You can also obtain information about People’s United and Smithtown Bancorp from documents that each of us has filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either People’s United or Smithtown Bancorp, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated [—], 2010 and will be first mailed to Smithtown Bancorp stockholders on or about [—], 2010.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about People’s United from documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the proxy statement/prospectus by requesting them in writing or by telephone at the following address or telephone number, respectively:

People’s United Financial, Inc.

850 Main Street

Bridgeport, Connecticut 06604

Attention: Debbie A. Healey, Investor Relations

(203) 338-7171

www.peoples.com (“Investor Relations” tab)

In addition, if you have questions about the merger or the special meeting of Smithtown Bancorp stockholders, or if you need to obtain copies of the accompanying proxy statement/prospectus, proxy cards or other documents incorporated by reference in the proxy statement/prospectus, you may contact Smithtown Bancorp’s proxy solicitor at the address and telephone number listed below. You will not be charged for any of the documents you request.

Phoenix Advisory Partners, LLC 110 Wall Street, 27th Floor New York, NY 10005 (866) 351-1539

If you would like to request documents, please do so by [— ], 2010, in order to receive them before the special meeting of Smithtown Bancorp stockholders.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 199 of the accompanying proxy statement/prospectus.

SMITHTOWN BANCORP, INC.

100 Motor Parkway, Suite 160

Hauppauge, New York 11788

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [—], 2010

Dear Smithtown common stockholder:

You are cordially invited to attend a special meeting of the common stockholders of Smithtown Bancorp, Inc., a New York corporation (“Smithtown Bancorp”), on [—], 2010 at 10:00 a.m. local time, at the Sheraton Long Island Hotel, 110 Motor Parkway, Hauppauge, New York 11788, for the purpose of considering and voting upon the following matters:

•

To approve the Agreement and Plan of Merger (the “merger agreement”), dated as of July 15, 2010, between People’s United Financial, Inc., a Delaware corporation (“People’s United”), and Smithtown Bancorp, pursuant to which Smithtown Bancorp will merge with and into People’s United as more fully described in the attached proxy statement/prospectus, and the transactions contemplated in the merger agreement, including the merger

•	To adjourn the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger

We have fixed the close of business on September 20, 2010 as the record date for determining those common stockholders entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Only Smithtown Bancorp common stockholders of record at the close of business on that date are entitled to vote at the special meeting and any adjournments or postponements of the special meeting.

Please vote as soon as possible. To complete the merger, the merger agreement and the transactions contemplated by the merger agreement must be approved by the holders of two-thirds of the issued and outstanding common stock of Smithtown Bancorp. Abstentions and shares that you have not authorized your broker to vote will have the same effect as votes against approval of the merger agreement and the transactions contemplated by the merger agreement. Whether or not you intend to attend the special meeting, please vote as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card. If you wish to attend the special meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

We encourage you to read the attached proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Phoenix Advisory Partners, LLC, toll-free at (866) 351-1539.

Smithtown Bancorp’s board of directors has unanimously adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommends that Smithtown Bancorp common stockholders vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

By Order of the Board of Directors,

Bradley E. Rock

Chairman and Chief Executive Officer

Smithtown, New York

[—], 2010

The accompanying proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the other meeting matters or the accompanying proxy statement/prospectus or need help voting your shares, please contact Smithtown Bancorp’s proxy solicitor at the address or telephone number listed below:

Phoenix Advisory Partners, LLC

110 Wall Street, 27th Floor

New York, NY 10005

(866) 351-1539

Please do not send your stock certificates at this time. You will be sent separate instructions regarding the surrender of your stock certificates.

Page
SUMMARY	1
The Parties to the Merger	1
The Merger and Bank Merger	1
What Smithtown Bancorp Stockholders Will Receive in the Merger	1
Regardless of Whether Smithtown Bancorp Stockholders Make a Cash Election or a Stock Election, They May Nevertheless Receive Cash, Stock or a Mix of Cash and Stock	3
What Holders of Smithtown Bancorp Warrants and Equity-Based Awards Will Receive in the Merger	3
Accounting Treatment of the Merger	3
Material U.S. Federal Income Tax Consequences of the Merger	3
Special Meeting of Smithtown Bancorp Common Stockholders	4
Opinion of Smithtown Bancorp’s Financial Advisor	4
Recommendation of Smithtown Bancorp’s Board of Directors	4
Interests of Smithtown Bancorp’s Directors and Executive Officers in the Merger	4
No Solicitation of Alternative Transactions	5
Vote Required	5
Regulatory Approvals Required for the Merger	5
Conditions to Completion of the Merger	5
Termination of the Merger Agreement	6
Termination Fee	7
Amendment or Waiver of Merger Agreement Provisions	7
People’s United Repurchases of its Common Stock	7
No Appraisal or Dissenters’ Rights	7
Differences Between Rights of People’s United and Smithtown Bancorp Stockholders	7
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PEOPLE’S UNITED	8
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SMITHTOWN BANCORP	11
UNAUDITED COMPARATIVE PER SHARE INFORMATION	13
COMPARATIVE MARKET PRICE DATA AND DIVIDEND INFORMATION	15
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	17
RISK FACTORS	22
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	26
INFORMATION ABOUT THE COMPANIES	28
People’s United Financial	28
Smithtown Bancorp	28
THE SPECIAL MEETING OF SMITHTOWN BANCORP STOCKHOLDERS	30
Matters to be Considered	30
Recommendation of Smithtown Bancorp’s Board of Directors	30
Record Date	30
Action Required	30
Solicitation of Proxies	31
Voting your Shares; Abstentions	31
Revocation of Proxies	31
Shares of Smithtown Bancorp Common Stock held in “Street Name” by a Broker, Bank or Other Nominee	32
Participants in the Bank of Smithtown Employee Stock Ownership Plan	32
THE MERGER	33
Background of the Merger	33
Smithtown Bancorp’s Reasons for the Merger; Recommendation	36

i

ii

ANNEX A—	Agreement and Plan of Merger, dated as of July 15, 2010, between People’s United Financial, Inc. and Smithtown Bancorp, Inc.	A-1

ANNEX B—	Opinion of Sandler O’Neill & Partners, L.P.	B-1

iii

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which this proxy statement/prospectus refers in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” beginning on page 199. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail. Unless otherwise indicated in this proxy statement/prospectus or the context otherwise requires, all references in the proxy statement/prospectus to “People’s United” refer to People’s United Financial, Inc. All references to the “Company” or to “Smithtown Bancorp” refer to Smithtown Bancorp, Inc.

The Parties to the Merger (Page 28)

People’s United

People’s United is the holding company for People’s United Bank. At June 30, 2010, People’s United had assets of $22 billion, deposits of $16 billion and stockholders’ equity of $5 billion. A diversified financial services company founded in 1842, People’s United provides consumer, commercial, insurance, retail investment and wealth management and trust services to personal and business banking customers. The address of People’s United’s principal executive offices is 850 Main Street, Bridgeport, Connecticut 06604, and its telephone number is (203) 338-7171.

Smithtown Bancorp

Smithtown Bancorp is a New York corporation, incorporated in 1984, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and parent of Bank of Smithtown, a New York State-chartered commercial bank with 30 branches. As of June 30, 2010, Smithtown Bancorp and its subsidiaries had consolidated total assets of $2.3 billion, deposits of $1.8 billion and stockholders’ equity of $95.6 million. Smithtown Bancorp had 275 full-time and 50 part-time employees as of June 30, 2010.

The Merger and Bank Merger (Page 33)

Smithtown Bancorp’s board of directors proposes the merger of Smithtown Bancorp with and into People’s United, with People’s United as the surviving corporation. We refer to this merger as the merger. Upon completion of the merger, the separate existence of Smithtown Bancorp will terminate, and Smithtown Bancorp common stock will be cancelled and no longer publicly traded. The Agreement and Plan of Merger, which we refer to as the merger agreement, is attached to this proxy statement/prospectus as Annex A. Please carefully read the merger agreement as it is the legal document that governs the merger. Simultaneously with the merger, Bank of Smithtown, the bank subsidiary of Smithtown Bancorp, will merge with and into People’s United Bank, the bank subsidiary of People’s United. We refer to this merger as the bank merger. We currently expect to complete these mergers in the fourth quarter of 2010.

What Smithtown Bancorp Stockholders Will Receive in the Merger (Page 62)

Upon completion of the merger, each outstanding share of Smithtown Bancorp common stock will be converted into the right to receive, at the election of each holder of record as of the record date of such share and subject to proration in the circumstances described below, either cash or shares of People’s United common stock. To make a valid election, holders of record as of the record date of Smithtown Bancorp’s common stock must submit a properly completed election form to the exchange agent by 5:00 p.m., New York City time, on the later of the date of the special meeting and the date that People’s United and Smithtown Bancorp believe to be as near as practicable to five business days prior to the anticipated date of completion of the merger or such other time as People’s United and Smithtown Bancorp may agree. Holders of Smithtown Bancorp common stock may specify different elections with respect to different shares that they hold (for example, the owner of 100 shares of

Smithtown Bancorp common stock can make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares). In the event of proration, Smithtown Bancorp stockholders may receive a portion of the merger consideration in a form other than that which they elected.

The implied value of the merger consideration will fluctuate with the market price of People’s United common stock and will be determined based on the average closing price of People’s United common stock on the NASDAQ for the five trading days ending the day before the completion of the merger. (You may contact Phoenix Advisory Partners, LLC, Smithtown Bancorp’s proxy solicitor, at (866) 351-1539 to obtain current information regarding the implied value of the merger consideration.) As explained in more detail in this document, whether Smithtown Bancorp stockholders make a cash election or a stock election, the value of the consideration that they receive as of the date of completion of the merger will be substantially the same and will be based on the average closing price of People’s United common stock used to calculate the merger consideration.

As an example, if the average of the closing prices of Peoples’ United common stock on the NASDAQ for the five trading days ending the day before the completion of the merger is $14.00, each share of Smithtown Bancorp common stock would entitle its holder to receive either $4.00 in cash or 0.286 of a share of People’s United common stock, subject to possible proration. We will compute the actual amount of cash and number of shares of People’s United common stock that each Smithtown Bancorp stockholder will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Consideration To Be Received in the Merger” beginning on page 62.

Set forth below is a table showing the consideration that a Smithtown Bancorp stockholder would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula if the actual average of the closing prices of People’s United common stock on the NASDAQ for the five trading days ending the day before the completion of the merger were equal to each of the hypothetical average closing prices shown in the table. The merger consideration formula reflected in the table below yields a per-share value for Smithtown Bancorp common stock equal to the sum of (a) $2.00 plus (b) 0.143 multiplied by the hypothetical average closing prices for People’s United common stock shown in the table. The stock consideration reflected in the table below is equal to the quotient obtained by dividing (x) the value determined in accordance with the preceding sentence by (y) the hypothetical average closing prices for People’s United common stock shown in the table. The table does not reflect the fact that cash will be paid instead of fractional shares. As described below, regardless of whether you make a cash election or a stock election, you may nevertheless receive cash, stock or a mix of cash and stock due to proration and adjustment.

Hypothetical Five-Day Average Closing Price	Cash Election:		Stock Election: Stock Consideration per Share
	Cash Consideration per Share	OR	Fractional Shares of People’s United Common Stock(*)	Market Value(**)
$12.00	$3.72		0.310	$3.72
$12.25	$3.75		0.306	$3.75
$12.50	$3.79		0.303	$3.79
$12.75	$3.82		0.300	$3.82
$13.00	$3.86		0.297	$3.86
$13.25	$3.90		0.294	$3.90
$13.50	$3.93		0.291	$3.93
$13.75	$3.97		0.289	$3.97
$13.98( ***)	$4.00		0.286	$4.00
$14.00	$4.00		0.286	$4.00
$14.25	$4.04		0.284	$4.04
$14.50	$4.07		0.281	$4.07
$14.75	$4.11		0.279	$4.11
$15.00	$4.15		0.277	$4.15

*	Rounded to the nearest one thousandth.

**	Market value based on hypothetical five trading day average closing price on the NASDAQ of People’s United common stock.
***	Average closing price of People’s United common stock for five-day period ended July 14, 2010.

Based on the average closing sale price of People’s United common stock for the five trading day period ended on [—], the last practicable trading day before distribution of this proxy statement/prospectus, which was $[—], a Smithtown Bancorp stockholder would receive either $[—] in cash or [—] of a share of People’s United common stock in exchange for each share of Smithtown Bancorp common stock owned by that stockholder.

The examples above are illustrative only. The value of the merger consideration that Smithtown Bancorp stockholders actually receive will be based on the actual average closing price of People’s United common stock on the NASDAQ for the five trading days ending the day before the completion of the merger, as described below. The actual average closing price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of Smithtown Bancorp common stock may not be shown in the above table.

Regardless of Whether Smithtown Bancorp Stockholders Make a Cash Election or a Stock Election, They May Nevertheless Receive Cash, Stock or a Mix of Cash and Stock (Page 65)

Assuming that none of the outstanding warrants to purchase Smithtown Bancorp’s common stock are exercised prior to the effective time of the merger, the aggregate number of shares of People’s United common stock that will be issued in the merger is approximately [—] million, based on the number of shares of Smithtown Bancorp common stock outstanding on the record date of September 20, 2010, and the aggregate amount of cash that will be paid in the merger is approximately $[—] million. If more Smithtown Bancorp stockholders make valid elections to receive either People’s United common stock or cash than is available as merger consideration under the merger agreement, those Smithtown Bancorp stockholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

What Holders of Smithtown Bancorp Warrants and Equity-Based Awards Will Receive in the Merger (Page 67)

At the effective time of the merger, each outstanding warrant to purchase shares of Smithtown Bancorp common stock will remain outstanding pursuant to the terms of such warrant. After the completion of the merger, each such warrant will entitle the holder to receive upon exercise of such warrant, in accordance with its terms, the stock consideration applicable to a share of Smithtown Bancorp common stock (without giving effect to any possible proration, as described above).

Prior to the effective time of the merger, all Smithtown Bancorp restricted stock awards will vest, and all of the previously restricted shares will be treated as outstanding Smithtown Bancorp shares for all purposes under the merger agreement, including for purposes of the holders’ right to receive the same merger consideration as all other outstanding shares of Smithtown Bancorp common stock are entitled to receive in the merger.

Accounting Treatment of the Merger (Page 56)

People’s United will account for the merger as a purchase for financial reporting purposes.

Material U.S. Federal Income Tax Consequences of the Merger (Page 53)

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of Smithtown Bancorp common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration but will recognize gain or loss (i) if such holder receives the entirety of its consideration in cash and (ii) with respect to any cash received in lieu of fractional shares of People’s United common stock.

Special Meeting of Smithtown Bancorp Common Stockholders (Page 30)

Smithtown Bancorp will hold its special meeting of common stockholders on [—], 2010, at 10:00 a.m. local time, at the Sheraton Long Island Hotel, 110 Motor Parkway, Hauppauge, New York 11788. At the special meeting you will be asked to approve the merger agreement and the transactions contemplated by the merger agreement and to approve adjournment of the special meeting, if necessary to solicit additional proxies in favor of the merger agreement.

You can vote at the Smithtown Bancorp special meeting of common stockholders if you owned Smithtown Bancorp common stock at the close of business on September 20, 2010. As of that date, there were approximately [—] shares of Smithtown Bancorp common stock outstanding and entitled to vote, approximately [—] of which, or [—]%, were owned beneficially or of record by directors and officers of Smithtown Bancorp. You can cast one vote for each share of Smithtown Bancorp common stock that you owned on that date.

Opinion of Smithtown Bancorp’s Financial Advisor (Page 37)

Sandler O’Neill & Partners, L.P., which we refer to as Sandler O’Neill, delivered its opinion to Smithtown Bancorp’s board of directors that, as of July 15, 2010 and based upon and subject to the factors and assumptions set forth therein, the merger consideration of 0.143 of a share of People’s United common stock plus $2.00 in cash for each share of Smithtown Bancorp common stock held immediately prior to the merger is fair to the holders of Smithtown Bancorp common stock from a financial point of view.

The full text of the written opinion of Sandler O’Neill, dated July 15, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Sandler O’Neill provided its opinion for the information and assistance of Smithtown Bancorp’s board of directors in connection with its consideration of the merger. The Sandler O’Neill opinion is not a recommendation as to how any holder of Smithtown Bancorp common stock should vote with respect to the merger or any other matter. Pursuant to an engagement letter between Smithtown Bancorp and Sandler O’Neill, Sandler O’Neill will receive a fee of $1,000,000 for its services, of which $850,000 is contingent upon completion of the merger. For further information, please see the discussion under the caption “The Merger—Opinion of Smithtown Bancorp’s Financial Advisor,” commencing on page 37.

Recommendation of Smithtown Bancorp’s Board of Directors (Page 36)

Smithtown Bancorp’s board of directors has unanimously adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommends that Smithtown Bancorp common stockholders vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

For more information concerning the background of the merger, the recommendation of Smithtown Bancorp’s board of directors and the reasons for the merger and the recommendation, please see the discussions under “The Merger—Background of the Merger” and “The Merger—Smithtown Bancorp’s Reasons for the Merger; Recommendation,” commencing on page 33 and page 36, respectively.

Interests of Smithtown Bancorp’s Directors and Executive Officers in the Merger (Page 48)

In considering the information contained in this proxy statement/prospectus, you should be aware that Smithtown Bancorp’s executive officers and members of Smithtown Bancorp’s board of directors may have financial interests in the merger that are different from, or in addition to, the interests of Smithtown Bancorp stockholders generally. These additional interests of Smithtown Bancorp’s executive officers and directors may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a stockholder.

The independent members of Smithtown Bancorp’s board of directors were aware of these interests and, except for a recently proposed retention award between Smithtown Bancorp’s chief financial officer and People’s United Bank, Smithtown Bancorp’s board of directors took them into account in its decision to declare advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of Smithtown Bancorp’s Directors and Executive Officers in the Merger,” commencing on page 48.

No Solicitation of Alternative Transactions (Page 73)

Smithtown Bancorp has agreed not to initiate, solicit, knowingly encourage or knowingly facilitate the submission of any proposals from third parties regarding acquiring Smithtown Bancorp or its businesses. In addition, Smithtown Bancorp has agreed not to engage in discussions or negotiations with or provide confidential information to a third party regarding acquiring Smithtown Bancorp or its businesses. However, if Smithtown Bancorp receives an unsolicited acquisition proposal from a third party, Smithtown Bancorp may engage in negotiations with or provide confidential information to such third party if, among other steps, the Smithtown Bancorp board of directors concludes in good faith that the proposal constitutes or is reasonably likely to result in a superior proposal to the merger.

Vote Required (Page 30)

The merger agreement and the transactions contemplated by the merger agreement must be approved by the holders of two-thirds of the issued and outstanding common stock of Smithtown Bancorp. The Special Committee of Smithtown Bancorp’s board of directors, appointed to select a record date for the determination of holders of Smithtown Bancorp common stock entitled to notice of and to vote at the special meeting, has fixed the close of business on September 20, 2010 as the record date for determining the Smithtown Bancorp common stockholders entitled to receive notice of and to vote at the special meeting.

Smithtown Bancorp is calling a special meeting of the common stockholders to consider and vote on the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Regulatory Approvals Required for the Merger (Page 56)

To complete the merger, Smithtown Bancorp and People’s United need the prior approval of the Office of Thrift Supervision. The United States Department of Justice is able to provide input into the approval process of federal banking agencies to challenge the approval on antitrust grounds. Smithtown Bancorp and People’s United have filed all necessary applications and notices with the applicable regulatory authorities. Smithtown Bancorp and People’s United cannot predict, however, whether or when the required regulatory approvals will be obtained.

Conditions to Completion of the Merger (Page 76)

As more fully described in this proxy statement/prospectus and the merger agreement, the completion of the merger depends on a number of mutual conditions being satisfied or waived, including:

•	the approval of the merger agreement by Smithtown Bancorp stockholders;

•	the regulatory approvals required in connection with the merger and the bank merger have been obtained and remain in full force and effect; and

•	the absence of any law or order prohibiting or making illegal the completion of the merger or the bank merger.

Each of People’s United’s and Smithtown Bancorp’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions, including:

•	the other party’s representations and warranties in the merger agreement being true and correct, subject to the materiality standards contained in the merger agreement;

•	material compliance of the other party with its covenants contained in the merger agreement; and

•

receipt by each party of a legal opinion from its respective counsel that the merger will qualify as a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code.

People’s United and Smithtown Bancorp cannot be certain of when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

Termination of the Merger Agreement (Page 77)

People’s United and Smithtown Bancorp can agree at any time to terminate the merger agreement without completing the merger, even if Smithtown Bancorp stockholders have approved the merger agreement. Also, either of People’s United or Smithtown Bancorp can terminate the merger agreement if:

•	a governmental entity that must grant a regulatory approval that is a condition to the merger denies such approval and such action has become final and non-appealable;

•	a governmental entity issues a final non-appealable order enjoining or prohibiting the merger or the bank merger;

•	the merger is not completed by July 15, 2011 (other than because of a breach of the merger agreement by the party seeking termination);

•

the other party breaches the merger agreement in a manner that would entitle the party seeking to terminate the merger agreement not to complete the merger, subject to the right of the breaching party to cure, if curable, the breach within 30 days of written notice of the breach, and the party seeking to terminate is not itself then in material breach of the merger agreement; or

•	Smithtown Bancorp stockholders fail to approve the merger agreement at the Smithtown Bancorp special meeting.

Additionally, People’s United may terminate the merger agreement if:

•

Smithtown Bancorp’s board of directors has failed to recommend the merger to Smithtown Bancorp stockholders or withdrawn, modified or qualified in a manner adverse to People’s United its recommendation of the merger;

•	Smithtown Bancorp has failed to call and hold a meeting of Smithtown Bancorp stockholders in a timely manner;

•

Smithtown Bancorp has materially breached its “non-solicitation” obligations described under “The Merger Agreement—No Solicitation of Alternative Transactions,” beginning on page 73, in any respect adverse to People’s United; or

•

a tender or exchange offer for 15% or more of the outstanding Smithtown Bancorp common stock is commenced and the Smithtown Bancorp board of directors recommends that Smithtown Bancorp stockholders tender their shares or otherwise fails to recommend that Smithtown Bancorp stockholders reject such tender or exchange offer within 10 business days of the commencement of the offer.

Termination Fee (Page 78)

Smithtown Bancorp has agreed to pay to People’s United a termination fee of up to $2,400,000 if the merger agreement is terminated under the circumstances specified in “The Merger Agreement—Termination of the Merger Agreement—Termination Fee,” beginning on page 78.

Amendment or Waiver of Merger Agreement Provisions (Page 79)

People’s United and Smithtown Bancorp may jointly amend the merger agreement, and each of People’s United and Smithtown Bancorp may waive its right to require the other party to comply with particular provisions of the merger agreement.

People’s United may also change the structure of the merger, as long as any such change does not alter or change the amount or kind of merger consideration to be provided under the merger agreement, materially impede or delay completion of the merger, adversely affect the anticipated tax consequences to Smithtown Bancorp stockholders in the merger or result in the bank merger taking place at any time other than simultaneously with the merger. For example, People’s United may decide to merge Smithtown Bancorp into a newly formed wholly owned subsidiary of People’s United.

People’s United Repurchases of its Common Stock

Following the announcement of the execution of the merger agreement and pursuant to its previously reported repurchase plan, People’s United has repurchased shares of its common stock on the open market in reliance on the Rule 10b-18 safe harbor under the Securities Exchange Act of 1934. Since July 15, 2010 through the close of business on September 10, 2010, People’s United has repurchased an aggregate of 1,882,592 shares of its common stock at an average price of $13.29. People’s United may make additional purchases of shares of its common stock prior to the completion of the merger, subject to market conditions and applicable securities laws.

No Appraisal or Dissenters’ Rights (Page 60)

Holders of Smithtown Bancorp common stock are not entitled to appraisal or dissenters’ rights under Section 910 of the New York Business Corporation Law, which we refer to as the NYBCL, in connection with the merger.

Differences Between Rights of People’s United and Smithtown Bancorp Stockholders (Page 82)

As a result of the merger, the holders of Smithtown Bancorp common stock who receive stock consideration will become holders of People’s United common stock. Following the merger, Smithtown Bancorp stockholders who receive stock consideration will have different rights as stockholders of People’s United than as stockholders of Smithtown Bancorp due to differences between the laws of the jurisdictions of incorporation and the different provisions of the certificates of incorporation and bylaws of People’s United and Smithtown Bancorp. For additional information regarding the different rights as stockholders of People’s United than as stockholders of Smithtown Bancorp, see “Comparison of Stockholder Rights” beginning on page 82.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PEOPLE’S UNITED

People’s United is providing the following information to aid you in your analysis of the financial aspects of the merger. People’s United derived the financial information as of and for the fiscal years ended December 31, 2007 through December 31, 2009 from its historical audited financial statements for these fiscal years. People’s United derived the financial information as of and for the fiscal years ended December 31, 2005 and December 31, 2006 from the historical audited financial statements of People’s United Bank for these fiscal years. People’s United derived the financial information as of and for the six months ended June 30, 2009 and June 30, 2010 from its unaudited financial statements, which financial statements include, in the opinion of People’s United’s management, all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of those results.

On April 16, 2010, People’s United Bank entered into a definitive purchase and assumption agreement with the Federal Deposit Insurance Corporation (the “FDIC”) pursuant to which People’s United Bank assumed all of the deposits, certain assets and the banking operations of Butler Bank. The transaction resulted in the acquisition of approximately $244 million in total assets and approximately $227 million in total deposits. The assets acquired and liabilities assumed were recorded by People’s United at their estimated fair values as of the closing date and People’s United’s results of operations for the six months ended June 30, 2010 include the results of Butler Bank beginning with the closing date.

On February 19, 2010, People’s United completed its acquisition of Financial Federal Corporation (“Financial Federal”), a financial services company providing collateralized lending, financing and leasing services nationwide to small and medium sized businesses. On the closing date, Financial Federal had total assets of $1.28 billion. The assets acquired and liabilities assumed were recorded by People’s United at their estimated fair values as of the closing date and People’s United’s results of operations for the six months ended June 30, 2010 include the results of Financial Federal beginning with the closing date.

The results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2010. This information is only a summary, and you should read it in conjunction with People’s United’s consolidated financial statements and the related notes contained in People’s United’s periodic reports filed with the Securities and Exchange Commission that have been incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
(in millions, except per share data)	2010	2009	2009	2008	2007	2006	2005
Selected Financial Condition Data:
Total assets	$21,950	$20,812	$21,257	$20,168	$13,555	$10,687	$10,933
Loans	15,215	14,553	14,234	14,566	8,950	9,372	8,573
Short-term investments (1)	1,944	3,073	3,492	1,139	3,516	225	57
Securities	1,787	491	902	1,902	61	77	1,363
Allowance for loan losses	173	167	173	158	73	74	75
Goodwill and other acquisition-related intangibles	1,778	1,525	1,515	1,536	104	105	106
Deposits	15,834	15,023	15,446	14,269	8,881	9,083	9,083
Borrowings	141	160	159	188	—	4	295
Subordinated notes	183	181	182	181	65	65	109
Stockholders’ equity	5,413	5,130	5,101	5,174	4,445	1,340	1,289
Non-performing assets (2)	285	182	206	94	26	23	22

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Selected Operating Data:
Net interest income—FTE (3)	$335.0	$285.8	$580.2	$640.3	$486.6	$382.4	$370.0
Provision for loan losses	27.3	21.9	57.0	26.2	8.0	3.4	8.6
Net security gains (losses)	—	17.4	22.0	8.3	5.5	(27.2)	(0.1)
All other non-interest income	147.4	139.8	287.1	295.3	179.9	174.6	173.4
Non-interest expense (4)	410.1	347.3	684.6	709.0	439.3	346.9	344.4
Income from continuing operations	29.6	49.5	101.2	137.8	149.2	121.7	125.9
Income from discontinued operations	—	—	—	—	1.5	2.3	11.2
Net income	29.6	49.5	101.2	137.8	150.7	124.0	137.1
Selected Financial Ratios And Other Data:
Performance Ratios:
Return on average assets (5)	0.27%	0.48%	0.49%	0.68%	1.18%	1.15%	1.27%
Return on average tangible assets (5)	0.30	0.52	0.53	0.73	1.19	1.16	1.28
Return on average stockholders’ equity (5)	1.1	1.9	2.0	2.6	4.2	9.4	11.1
Return on average tangible stockholders’ equity (5)	1.6	2.7	2.8	3.7	4.3	10.2	12.1
Net interest margin (6)	3.58	3.18	3.19	3.62	4.12	3.87	3.68
Net interest rate spread	3.45	2.95	2.98	3.31	3.54	3.75	3.59
Efficiency ratio	74.2	74.5	73.5	66.6	56.1	61.3	62.8
Average interest-earning assets to average interest-bearing liabilities	149.7	151.8	151.4	151.5	171.3	138.6	140.1
Per Common Share Data:
Basic earnings per share	$0.08	$0.15	$0.30	$0.41	$0.52	$0.42	$0.46
Diluted earnings per share	0.08	0.15	0.30	0.41	0.52	0.41	0.46
Dividends paid per share (7)	0.31	0.30	0.61	0.58	0.52	0.46	0.40
Book value (end of period)	15.10	15.29	15.20	15.44	15.43	4.49	4.33
Tangible book value (end of period) (8)	10.14	10.75	10.68	10.86	15.07	4.13	3.98
Dividend payout ratio (7)	363.1%	204.6%	201.1%	141.1%	87.0%	48.3%	38.3%
Capital Ratios:
Average stockholders’ equity to average total assets	24.9%	25.2%	24.8%	25.6%	28.1%	12.3%	11.5%
Stockholders’ equity to total assets	24.7	24.7	24.0	25.7	32.8	12.5	11.8
Tangible stockholders’ equity to tangible assets (8)	18.0	18.7	18.2	19.5	32.3	11.7	10.9
Regulatory Capital Ratios (9):
Leverage (core) capital	12.8%	10.7%	10.0%	10.0%	24.1%	12.0%	11.2%
Tier 1 risk-based capital	15.7	12.6	13.1	12.2	32.3	14.8	14.8
Total risk-based capital	16.6	13.7	14.1	13.4	33.4	16.1	16.4
Asset Quality Ratios:
Non-performing originated loans to originated loans (10)	1.56%	1.15%	1.19%	0.58%	0.23%	0.24%	0.25%
Non-performing assets to:
Originated loans, REO and repossessed assets (10)	2.01	1.25	1.44	0.64	0.29	0.24	0.26
Tangible stockholders’ equity and allowance for loan losses	7.47	4.82	5.47	2.47	0.59	1.74	1.75
Net loan charge-offs to average loans (6)	0.36	0.17	0.29	0.10	0.10	0.05	0.07
Allowance for loan losses to non-performing originated loans (10)	78.5	99.4	102.2	186.8	357.9	327.9	352.5
Allowance for loan losses to originated loans (10)	1.23	1.15	1.21	1.08	0.81	0.79	0.87

(1)	Includes securities purchased under agreements to resell.
(2)

Excludes acquired loans, which represents those loans acquired in the Financial Federal and Butler Bank transactions that meet People’s United’s definition of a non-performing loan at June 30, 2010, but for which the risk of credit loss has been considered by virtue of People’s United’s estimate of acquisition-date fair value and/or the existence of an FDIC loss-share agreement.

(3)	Fully taxable equivalent basis.
(4)

Includes $46.6 million of merger-related expenses, core system conversion costs and one-time charges for the six months ended June 30, 2010; an FDIC special assessment charge of $8.4 million for the six months ended June 30, 2009 and year ended December 31, 2009; $4.5 million of core system conversion costs and merger-related expenses for the year ended December 31, 2009; $51.3 million of merger-related expenses and one-time charges for the year ended December 31, 2008; and a $60.0 million contribution to The People’s United Community Foundation for the year ended December 31, 2007.

(5)	Calculated based on net income for all periods. Six month ratios are presented on an annualized basis.
(6)	Six month ratios are presented on an annualized basis.
(7)

Reflects the waiver of dividends on the substantial majority of the common shares owned by People’s Mutual Holdings, the mutual holding company that owned a majority of the outstanding common stock of People’s United Bank, prior to completing the second-step conversion in April 2007.

(8)

The tangible equity ratio is the ratio of (i) tangible stockholders’ equity (total stockholders’ equity less goodwill and other acquisition-related intangibles) (the numerator) to (ii) tangible assets (total assets less goodwill and other acquisition-related intangibles) (the denominator). Tangible book value per share is calculated by dividing tangible stockholders’ equity by common shares outstanding.

(9)

Regulatory capital ratios presented are for People’s United Bank and, as such, do not reflect the additional capital residing at People’s United in 2010, 2009, 2008 and 2007. Ratios are calculated in accordance with Office of Thrift Supervision regulations for December 31, 2006 and all periods thereafter, and FDIC regulations for December 31, 2005.

(10)

Originated loans represent all loans other than those acquired in the Financial Federal and Butler Bank transactions. Calculations exclude acquired loans. Including acquired loans and acquired non-accrual loans at June 30, 2010, non-performing loans were 1.84% of total loans and non-performing assets were 2.26% of total loans, REO and repossessed assets.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SMITHTOWN BANCORP

Smithtown Bancorp is providing the following information to aid you in your analysis of the financial aspects of the merger. Smithtown Bancorp derived the financial information as of and for the fiscal years ended December 31, 2005 through December 31, 2009 from its historical audited financial statements for these fiscal years. Smithtown Bancorp derived the financial information as of and for the six months ended June 30, 2009 and June 30, 2010 from its unaudited financial statements, which financial statements include, in the opinion of Smithtown Bancorp’s management, all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of those results. The results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2010. This information is only a summary, and you should read it in conjunction with Smithtown Bancorp’s consolidated financial statements, related notes, the information provided under the caption “Information about Smithtown Bancorp—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other information included in this prospectus and proxy statement.

(in thousands, except per share data)	As of June 30,		As of December 31,
	2010	2009	2009	2008	2007	2006	2005
Consolidated Balance Sheets:
Total cash and cash equivalents	$37,127	$25,219	$22,154	$25,969	$17,455	$27,620	$13,467
Investment securities available for sale	209,221	245,080	397,274	57,698	54,892	100,596	115,091
Investment securities held to maturity	33	66	66	112	210	415	1,101
Restricted stock	18,092	17,168	18,353	15,916	2,113	4,249	6,338
Loans, net	1,920,088	1,956,428	2,052,413	1,677,397	975,668	842,207	692,457
Cash value of company owned life insurance	25,152	19,887	24,874	19,654	18,961	18,195	17,575
Total assets	2,307,172	2,342,115	2,634,930	1,865,390	1,121,149	1,048,224	878,282
Total deposits	1,823,798	1,783,339	2,075,028	1,366,937	990,801	892,317	696,925
Other borrowings	313,480	326,480	352,820	326,480	20,900	59,580	107,949
Subordinated debt	56,514	43,332	56,351	38,836	18,217	18,217	11,000
Total stockholders’ equity	95,645	153,386	135,755	119,618	80,102	66,807	55,850

	Six Months ended June 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Consolidated Statements of Income:
Total interest income	$58,931	$55,876	$120,072	$91,919	$78,656	$67,781	$48,623
Total interest expense	21,658	26,107	53,138	40,779	37,576	29,564	16,652

Net interest income	37,273	29,769	66,934	51,140	41,080	38,217	31,971
Provision for loan losses	52,500	3,000	51,000	3,200	1,300	1,500	1,200

Net interest income (loss) after provision for loan losses	(15,227)	26,769	15,934	47,940	39,780	36,717	30,771
Total noninterest income	4,798	4,722	10,663	8,479	9,223	9,357	8,190
Total noninterest expense	29,345	20,603	48,801	31,950	26,954	24,413	21,140

Income (loss) before income taxes	(39,774)	10,888	(22,204)	24,469	22,049	21,661	17,821
Provision (benefit) for income taxes	3,209	3,859	(10,356)	8,746	7,774	7,694	6,755

Net income (loss)	$(42,983)	$7,029	$(11,848)	$15,723	$14,275	$13,967	$11,066

	Six Months ended June 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data:
Return on average equity	(64.36)%	10.78	(8.38)%	16.73%	19.40%	22.63%	21.48%
Return on average assets	(3.52)%	0.66	(0.50)%	1.05%	1.32%	1.45%	1.41%
Average equity to average assets	5.47%	6.10	6.00%	6.26%	6.81%	6.39%	6.55%
Dividend payout ratio	N/A	15.19	N/A	10.50%	10.74%	10.18%	12.85%
Diluted earnings (loss) per share	$(2.90)	0.56	$(0.87)	$1.52	$1.46	$1.43	$1.13
Basic earnings (loss) per share	$(2.90)	0.56	$(0.87)	$1.52	$1.46	$1.43	$1.13
Cash dividends declared per common share	$—	$0.08	$0.12	$0.16	$0.16	$0.16	$0.16
Total cash dividends declared	$—	$1,068	$1,670	$1,651	$1,533	$1,422	$1,422

	As of June 30,		As of December 31,
	2010	2009	2009	2008	2007	2006	2005
Book value per share	$6.39	$10.32	$9.14	$10.14	$8.17	$6.84	$5.72
Total trust assets	$39,534	$56,936	$50,866	$63,659	$88,872	$93,824	$92,054
Number of common shares outstanding	14,967,508	14,858,522	14,855,482	11,799,477	9,800,510	8,885,477	5,923,652

Quarterly Financial Data (Unaudited)

	Interest Income	Net Interest Income	Net Income/ (Loss)	Earnings (loss) Per Share
				Basic	Diluted
2010
First quarter	$30,598	$19,344	$(13,769)	$(0.93)	$(0.93)
Second quarter	28,333	17,929	(29,214)	(1.97)	(1.97)
2009
First quarter	$26,578	$13,463	$3,616	$0.31	$0.31
Second quarter	29,298	16,306	3,413	0.26	0.26
Third quarter	32,330	18,858	898	0.06	0.06
Fourth quarter	31,866	18,307	(19,775)	(1.34)	(1.34)
2008
First quarter	$20,088	$10,959	$3,575	$0.36	$0.36
Second quarter	21,710	12,160	3,951	0.40	0.40
Third quarter	24,467	13,912	4,607	0.47	0.47
Fourth quarter	25,654	14,109	3,590	0.30	0.30

UNAUDITED COMPARATIVE PER SHARE INFORMATION

The table on the following page presents, for both People’s United and Smithtown Bancorp, historical information with respect to earnings, dividends and book value on a per share basis. The table also presents preliminary pro forma information for both companies on a per share basis. The preliminary pro forma information was prepared as if the merger had become effective on January 1, 2009.

The preliminary pro forma information assumes total merger consideration of approximately $60 million, consisting of approximately $30 million in cash and approximately 2.1 million shares of People’s United common stock with a fair value of approximately $30 million based on the average closing price of People’s United common stock of $13.98 per share for the five-day period ended July 14, 2010, the last trading day before announcement of the merger. The cash portion of the merger consideration was calculated at the rate of $2.00 per share of Smithtown Bancorp common stock and the stock portion of the merger consideration was calculated at the rate of 0.143 share of People’s United common stock per share of Smithtown Bancorp. Using those assumptions, the value of the merger consideration to be received in exchange for one share of Smithtown Bancorp common stock would have been approximately $4.00.

The preliminary pro forma equivalent per share information shown for Smithtown Bancorp in the following table was obtained by multiplying the pro forma per share amounts shown for People’s United by the exchange ratio of 0.143. The number of shares to be issued by People’s United in the merger will depend on the number of shares of Smithtown Bancorp common stock outstanding immediately prior to the effective date of the merger.

The preliminary pro forma financial information reflects estimated adjustments to record Smithtown Bancorp’s assets and liabilities at their respective fair values based on People’s United management’s best estimate using the information available at this time. The preliminary pro forma adjustments will be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after the completion of a final analysis to determine the fair values of Smithtown Bancorp’s tangible and identifiable intangible assets and liabilities as of the closing date. The final purchase price adjustments may differ materially from the estimated pro forma adjustments reflected in the preliminary pro forma financial information. Increases or decreases in the fair value of certain balance sheet amounts and other items of Smithtown Bancorp as compared to the estimates reflected in the preliminary pro forma financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of adjusted assets and liabilities.

It is anticipated that the merger will provide People’s United with financial benefits, such as possible expense efficiencies and revenue enhancements, among other factors, although no assurances can be given that these benefits will actually be achieved. The impact of these benefits has not been reflected in the preliminary pro forma financial information. As required, the preliminary pro forma financial information includes adjustments that give effect to events that are directly attributable to the merger and factually supportable. As a result, any planned adjustments affecting the balance sheet, income statement, or shares of common stock outstanding subsequent to the assumed merger completion date have not been included.

The preliminary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial results of the combined companies had the merger actually been completed as of or at the beginning of each period presented nor does it indicate future results for any other interim or full-year period.

The information in the following table is derived from and should be read in conjunction with the historical consolidated financial statements and related notes of People’s United and Smithtown Bancorp, which are included in or incorporated by reference into this document. The preliminary pro forma book value per common share calculation assumes the merger had been completed as of June 30, 2010. See “Selected Historical Financial Data of People’s United” beginning on page 8.

	As of or for the Six Months Ended June 30, 2010	As of or for the Year Ended December 31, 2009
People’s United
Basic earnings per common share
Historical	$0.08	$0.30
Pro forma	0.13	0.38
Diluted earnings per common share
Historical	0.08	0.30
Pro forma	0.13	0.38
Dividends declared per common share
Historical	0.31	0.61
Pro forma	0.31	0.61
Book value per common share
Historical	15.10	15.20
Pro forma	15.09	N/A

	As of or for the Six Months Ended June 30, 2010	As of or for the Year Ended December 31, 2009
Smithtown Bancorp
Basic earnings (loss) per common share
Historical	$(2.90)	$(0.87)
Pro forma equivalent	0.02	0.05
Diluted earnings (loss) per common share
Historical	(2.90)	(0.87)
Pro forma equivalent	0.02	0.05
Dividends declared per common share
Historical	—	0.12
Pro forma equivalent	0.04	0.09
Book value per common share
Historical	6.39	9.14
Pro forma equivalent	2.16	N/A

COMPARATIVE MARKET PRICE DATA AND DIVIDEND INFORMATION

People’s United common stock is listed and traded on the NASDAQ Global Select Market under the symbol “PBCT.” Smithtown Bancorp common stock is listed and traded on the NASDAQ Global Select Market under the symbol “SMTB.” At June 30, 2010, Smithtown Bancorp had approximately 681 stockholders of record, not including the number of persons or entities holding stock in nominee or street name through various banks and brokers. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of People’s United common stock and the high and low sales prices of Smithtown Bancorp common stock, as reported on the NASDAQ Global Select Market. In addition, the table also sets forth the quarterly cash dividends per share declared by People’s United and Smithtown Bancorp with respect to their common stock. On [—], 2010, the last practicable trading day prior to the date of this proxy statement/prospectus, there were [—] shares of People’s United common stock outstanding and [—] shares of Smithtown Bancorp common stock outstanding.

	People’s United			Smithtown Bancorp
For the calendar quarterly period ended:	High	Low	Dividends Declared	High	Low	Dividends Declared
2008
March 31, 2008	$18.25	$14.29	$0.1333	$23.02	$18.70	$0.04
June 30, 2008	$18.52	$15.52	$0.1500	$22.66	$16.25	$0.04
September 30, 2008	$21.76	$13.92	$0.1500	$24.50	$15.50	$0.04
December 31, 2008	$20.15	$14.75	$0.1500	$21.25	$12.95	$0.04
2009
March 31, 2009	$18.18	$15.61	$0.1500	$16.53	$9.12	$0.04
June 30, 2009	$18.54	$14.72	$0.1525	$15.35	$10.30	$0.04
September 30, 2009	$17.41	$14.84	$0.1525	$14.23	$10.29	$0.04
December 31, 2009	$17.16	$15.15	$0.1525	$11.96	$4.41	$—
2010
March 31, 2010	$17.08	$15.07	$0.1525	$6.46	$3.71	$—
June 30, 2010	$16.79	$13.49	$0.1550	$5.68	$2.15	$—
September 30, 2010 (through September 10, 2010)	$14.35	$12.56	$0.1550	$4.14	$2.77	$—

The following table presents:

•

the last reported sale price of a share of Smithtown Bancorp common stock, as reported on the NASDAQ Global Select Market on (i) July 14, 2010, the last full trading day prior to the public announcement of the proposed merger, and (ii) [—], 2010, the last practicable trading day prior to the date of this proxy statement/prospectus; and

•

the average closing price of common stock of People’s United during the five trading days ended on (i) July 14, 2010, the last full trading day prior to the public announcement of the proposed merger, and (ii) [—], 2010, the last practicable trading day prior to the date of this proxy statement/prospectus, in each case as reported on the NASDAQ Global Select Market.

The following table also presents the implied value of the merger consideration per share of Smithtown Bancorp common stock on those dates:

	Smithtown Bancorp Common Stock		Five-Day Average People’s United Common Stock Closing Price		Implied Value Per Share of Smithtown Bancorp Common Stock (1)
July 14, 2010		$3.87		$13.982		$4.00
[—], 2010	$	[—]	$	[—]	$	[—]

(1)	Calculated by adding (i) $2.00 and (ii) 0.143 multiplied by the average closing price of People’s United common stock during the five trading days ended on the specified date.

The cash consideration to be paid in exchange for shares of Smithtown Bancorp common stock upon completion of the merger, the exchange ratio that will be used to determine the number of shares of People’s United common stock to be issued in exchange for shares of Smithtown Bancorp common stock upon completion of the merger, and the market value of the People’s United common stock to be issued in exchange for shares of Smithtown Bancorp common stock upon the completion of the merger will not be known at the time of the Smithtown Bancorp special meeting. The above tables show only historical comparisons. Because the market prices of People’s United common stock and Smithtown Bancorp common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Smithtown Bancorp stockholders in determining whether to approve the merger agreement. Stockholders are encouraged to obtain current market quotations for People’s United common stock and Smithtown Bancorp common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

The holders of People’s United common stock receive dividends as and when declared by People’s United’s board of directors out of statutory surplus or from net profits. Following the completion of the merger, subject to approval and declaration by People’s United’s board of directors, People’s United expects to continue paying quarterly cash dividends on a basis consistent with past practices.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the special meeting. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	People’s United and Smithtown Bancorp have agreed to the merger of Smithtown Bancorp with and into People’s United under the terms of an agreement and plan of merger that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. In order to complete the merger, Smithtown Bancorp stockholders must vote to approve the merger agreement. Smithtown Bancorp will hold a special meeting of its stockholders to obtain this approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the special meeting of Smithtown Bancorp stockholders and other related matters, and you should read it carefully. The enclosed voting materials for the special meeting allow you to vote your shares of Smithtown Bancorp common stock without attending the special meeting in person.

We are delivering this proxy statement/prospectus to you as both a proxy statement of Smithtown Bancorp and a prospectus of People’s United. It is a proxy statement because the Smithtown Bancorp board of directors is soliciting proxies from its stockholders to vote on the approval of the merger agreement at a special meeting of stockholders, and your proxy will be used at the special meeting or at any adjournment or postponement of the special meeting. It is a prospectus because People’s United will issue People’s United common stock to the Smithtown Bancorp common stockholders in the merger and this prospectus contains information about that common stock.

Q:	What am I being asked to vote on?

A:	Smithtown Bancorp’s stockholders are being asked to vote on the following proposals:

•	to approve the merger agreement between People’s United and Smithtown Bancorp; and

•

to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Q:	What will happen in the merger?

A:	In the proposed merger, Smithtown Bancorp will merge with and into People’s United, with People’s United being the surviving corporation.

Q:	What will I receive in the merger?

A:	You will be entitled to elect to receive your merger consideration in the form of People’s United common stock, cash or a combination of both. Subject to the election, equalization and allocation procedures described in this document, you will be entitled to receive, in exchange for each share of Smithtown Bancorp common stock you hold at the time of the merger, consideration, without interest, with a value equal to the sum of (i) $2.00 and (ii) 0.143 multiplied by the average closing price of People’s United common stock on the NASDAQ during the five trading days ending the day before the completion of the merger. The implied value of the merger consideration will fluctuate with the market price of People’s United common stock.

As an example, if the average closing price of People’s United common stock on the NASDAQ for the five trading days ending the day before the completion of the merger is $13.98, which was the average closing price of People’s United common stock on the NASDAQ for the five trading days prior to July 15, 2010 (the day of the announcement of the merger), each share of Smithtown Bancorp common stock would be converted into the right to receive either $4.00 in cash or 0.286 of a share of People’s United common stock valued at $4.00 based on that five-day-average closing price of People’s United common stock.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Smithtown Bancorp common stock?

A:	The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of Smithtown Bancorp common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration but will recognize gain or loss (i) if such holder receives the entirety of its consideration in cash and (ii) with respect to any cash received in lieu of fractional shares of People’s United common stock. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 53.

Q:	Will I be able to trade the shares of People’s United common stock that I receive in the merger?

A:	You may freely trade the shares of People’s United common stock issued in the merger, unless you are an “affiliate” of People’s United as defined by Rule 144 under the Securities Act of 1933, as amended. Affiliates consist of individuals or entities that control, are controlled by, or under the common control with People’s United and include the executive officers and directors and may include significant stockholders of People’s United.

Q:	What will happen to shares of People’s United common stock in the merger?

A:	Nothing. Each share of People’s United common stock outstanding will remain outstanding as a share of People’s United common stock.

Q:	When do you expect the merger to be completed?

A:	We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including obtaining customary regulatory approvals and the approval of the merger agreement by Smithtown Bancorp stockholders at the special meeting. While we expect the merger to be completed in the fourth quarter of 2010, because fulfillment of some of the conditions to completion of the merger is not entirely within our control, we cannot assure you of the actual timing.

Q:	When is this proxy statement/prospectus being mailed?

A:	This proxy statement/prospectus and the proxy card are first being sent to Smithtown Bancorp stockholders on or about [—], 2010.

Q:	When and where is the special meeting?

A:	The special meeting of stockholders of Smithtown Bancorp will be held at the Sheraton Long Island Hotel, 110 Motor Parkway, Hauppauge, New York 11788 on [—], 2010 at 10:00 a.m. local time.

Q:	What will happen at the special meeting?

A:	At the special meeting, Smithtown Bancorp stockholders will consider and vote upon the proposal to approve the merger agreement. If, at the time of the special meeting, there are not sufficient votes to approve the merger agreement, Smithtown Bancorp may ask you to consider and vote upon a proposal to adjourn the special meeting, so that Smithtown Bancorp can solicit additional proxies.

Q:	Who is entitled to vote at the special meeting?

A:	All holders of record of Smithtown Bancorp common stock who held shares at the close of business on the “record date” (September 20, 2010) are entitled to receive notice of and to vote at the special meeting provided that such shares remain outstanding on the date of the special meeting.

Q:	Does the Smithtown Bancorp board of directors recommend voting in favor of the merger agreement?

A:	Yes. After careful consideration, the Smithtown Bancorp board of directors unanimously recommends that Smithtown Bancorp stockholders vote “FOR” approval of the merger agreement.

Q:	Are there any risks that I should consider in deciding whether to vote for approval of the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section in this proxy statement/prospectus entitled “Risk Factors” beginning on page 22.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in or incorporated by reference into this proxy statement/prospectus, including its annexes. It contains important information about the merger, the merger agreement, People’s United and Smithtown Bancorp. After you have read and considered this information, you should complete and sign your proxy card and return it in the enclosed postage-paid return envelope or submit a proxy through the Internet or by telephone as soon as possible so that your shares of Smithtown Bancorp common stock will be represented and voted at the special meeting.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. Your broker, bank or other nominee will not vote your shares of Smithtown Bancorp common stock unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus.

Q:	If my shares are held in the Bank of Smithtown Employee Stock Ownership Plan, what should I do?

A:	If you are a participant in the Bank of Smithtown Employee Stock Ownership Plan, which we refer to as the ESOP, you may direct the ESOP trustee (or an independent fiduciary) how to vote the shares allocated to your account as of the record date. You will receive additional materials about how to direct the trustee (or an independent fiduciary) to vote the shares in your ESOP account and you should follow these instructions in order to have the trustee (or an independent fiduciary) vote your shares. ESOP participants must vote through the trustee and may not vote the shares allocated to their respective accounts in person at the special meeting.

Q:	When must I elect the type of merger consideration that I prefer to receive?

A:

If you wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being separately mailed to Smithtown Bancorp stockholders following the mailing of this proxy statement/prospectus. You will need to properly complete, sign and date the form of election and transmittal materials and return them to the exchange agent, Mellon Investor Services LLC, at the address given in the materials, prior to the election deadline. If your shares of Smithtown Bancorp common stock are represented by certificates, those certificates will need to be returned along with your completed election form. The election deadline will be the later of the date of the Smithtown Bancorp special meeting and the date that Smithtown Bancorp and People’s United believe to be as near as practicable to five business days prior to the anticipated date for the completion of the merger, although this may change if agreed to by People’s United and Smithtown Bancorp. If People’s United and Smithtown Bancorp agree to change the election deadline, People’s United and Smithtown Bancorp will issue a press release announcing the change. If you do not submit a properly completed and signed form of election to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive and, consequently, may receive only cash, only People’s United common stock or a combination of cash and People’s United common stock in the merger. If you hold shares in “street name,” you must follow your broker’s instructions to make an election.

Q:	How will my shares be represented at the special meeting?

A:	At the special meeting, the officers named in your proxy card will vote your shares in the manner you requested if you properly signed and submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Smithtown Bancorp board of directors recommends, which is (i) “FOR” the approval of the merger agreement and (ii) “FOR” the approval of the adjournment of the special meeting, if necessary to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Q:	What if I fail to submit my proxy card or to instruct my broker, bank or other nominee?

A:	If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of Smithtown Bancorp common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote against approval of the merger agreement.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All Smithtown Bancorp stockholders of record on September 20, 2010 can vote in person at the special meeting even if you have previously returned your proxy. If your shares are held in street name, you must obtain a proxy from the record holder to vote your shares in person at the special meeting.

Q:	Can I change my vote after I have submitted my signed proxy card?

A:	Yes. You can change your vote at any time after you have submitted your proxy card and before your proxy is voted at the special meeting.

•	You may deliver a written notice bearing a date later than the date of your proxy card to the secretary of Smithtown Bancorp, stating that you revoke your proxy.

•	You may sign and deliver to the secretary of Smithtown Bancorp a new proxy card relating to the same shares and bearing a later date.

•	You may properly cast a new vote through the Internet or by telephone at any time before the closure of the Internet voting facilities and the telephone voting facilities.

•	You may attend the special meeting and vote in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation or your completed new proxy card, as the case may be, to Smithtown Bancorp at the following address:

Smithtown Bancorp, Inc.

100 Motor Parkway, Suite 160

Hauppauge, New York 11788

Attn: Corporate Secretary

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your voting instructions.

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:	The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your Smithtown Bancorp shares after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Smithtown Bancorp’s stockholders in the merger for the shares that you sold or transferred. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Are Smithtown Bancorp stockholders entitled to seek appraisal or dissenters’ rights if they do not vote in favor of the approval of the merger agreement?

A:	No. As a holder of Smithtown Bancorp common stock, you are not entitled to appraisal or dissenters’ rights under Section 910 of the NYBCL in connection with the merger. See “The Merger—No Appraisal or Dissenters’ Rights” beginning on page 60.

Q:	Should I send in my stock certificates now?

A:	No. You will receive a form on which you can elect the type of consideration that you would prefer to receive as a result of the merger, which will include instructions for surrendering your stock certificates in order to make an effective election. If you do not surrender your stock certificates as part of the election process, then after the merger is complete you will receive separate written instructions for surrendering your shares of Smithtown Bancorp common stock in exchange for the merger consideration. In the meantime, you should retain your stock certificates because they are still valid. Please do not send in your stock certificates with your proxy card.

Q:	Where can I find more information about the companies?

A:	You can find more information about People’s United and Smithtown Bancorp from the various sources described under “Where You Can Find More Information” beginning on page 199.

Q:	Will a proxy solicitor be used?

A:	Yes. Smithtown Bancorp has engaged Phoenix Advisory Partners to assist in the solicitation of proxies for the special meeting and Smithtown Bancorp estimates that it will pay Phoenix Advisory Partners a fee between $8,000 and $11,500. Smithtown Bancorp has also agreed to reimburse Phoenix Advisory Partners for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Phoenix Advisory Partners against certain losses, costs and expenses. In addition, Smithtown Bancorp officers and employees may request the return of proxies by telephone or in person, but no additional compensation will be paid to them.

Q:	Whom should I call with questions?

A:	You may contact People’s United or Smithtown Bancorp at the telephone numbers listed under “Where You Can Find More Information” on page 199. In each case, please ask to speak with the persons identified in that section. You may also contact Phoenix Advisory Partners toll free at (866) 351-1539.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Information Regarding Forward-Looking Statements” on page 26, you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement.

Because the market price of People’s United common stock will fluctuate, Smithtown Bancorp stockholders will not know until the effective time of the merger the value of the consideration they will receive in the merger.

Upon completion of the merger, each share of Smithtown Bancorp common stock will be converted into the right to receive merger consideration consisting of shares of People’s United common stock and/or cash pursuant to the terms of the merger agreement. The value of the merger consideration to be received by Smithtown Bancorp stockholders will be based on the average closing price of People’s United common stock on the NASDAQ for the five trading days ending on the day before the completion of the merger. This average price may vary from the closing price of People’s United common stock on the date the merger was announced, on the date this document was mailed to Smithtown Bancorp stockholders and on the date of the special meeting of the Smithtown Bancorp stockholders. Any change in the market price of People’s United common stock prior to completion of the merger will affect the value of the merger consideration that Smithtown Bancorp stockholders will receive upon completion of the merger. Accordingly, at the time of the Smithtown Bancorp special meeting and prior to the election deadline, Smithtown Bancorp stockholders will not necessarily know or be able to calculate the amount of the cash consideration they would receive, the exchange ratio that will be used to determine the number of any shares of People’s United common stock they would receive upon completion of the merger, or the value of any shares of People’s United common stock they would receive upon completion of the merger. Smithtown Bancorp is not permitted to terminate the merger agreement or resolicit the vote of Smithtown Bancorp stockholders solely because of changes in the market price of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects of People’s United and Smithtown Bancorp, and regulatory considerations. Many of these factors are beyond the control of People’s United or Smithtown Bancorp. You should obtain current market quotations for shares of People’s United common stock and for shares of Smithtown Bancorp common stock.

The market price of People’s United common stock after the merger may be affected by factors different from those affecting the shares of People’s United or Smithtown Bancorp currently.

The businesses of People’s United and Smithtown Bancorp differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of People’s United and Smithtown Bancorp. For a discussion of the businesses of People’s United and Smithtown Bancorp and of certain factors to consider in connection with those businesses, see “Information About Smithtown Bancorp” beginning on page 92 and the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 199.

Smithtown Bancorp stockholders may receive a form of consideration different from what they elect.

Although each Smithtown Bancorp stockholder may elect to receive all cash, all People’s United common stock or a combination of cash and common stock in the merger, the cash and stock elections are subject to proration and adjustment to preserve the proportion of the aggregate number of People’s United shares to be issued to the aggregate cash consideration to be paid in the merger. As a result, even if you make an all-cash election or an all-stock election, you may nevertheless receive a mix of cash and stock consideration. In addition, if you elect to receive a combination of stock and cash, you may not receive the desired mix.

If you are a Smithtown Bancorp stockholder and you make a valid cash or stock election, you will not be able to sell your shares during certain times.

If you are a Smithtown Bancorp stockholder of record as of September 20, 2010, the record date for the special meeting, holding your shares in certificated form and want to make a valid cash or stock election, you will have to deliver a properly completed and signed form of election and your stock certificates to the exchange agent. For further details on the determination of the election deadline, see “The Merger—Conversion of Shares; Exchange of Certificates and Book-Entry Shares; Dividends; Withholding; Election—Form of Election” beginning on page 58. The election deadline will be the later of the day of the Smithtown Bancorp special meeting and the date the parties believe to be as near as practicable to five business days before the completion of the merger. You will not be able to sell any certificated shares of Smithtown Bancorp common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election before the election deadline, you will not be able to liquidate your investment in Smithtown Bancorp common stock for any reason until you receive cash and/or People’s United common stock following completion of the merger. Similarly, holders of book-entry shares of Smithtown Bancorp common stock who have made a valid election and have not revoked their election prior to the election deadline will not be able to sell any shares for which they have made a valid election after the election deadline. In the time between the election deadline and the completion of the merger, the trading price of Smithtown Bancorp or People’s United common stock may decrease, and you might otherwise want to sell your shares of Smithtown Bancorp common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The failure to successfully integrate Smithtown Bancorp’s business and operations in the expected time frame may adversely affect People’s United’s future results.

The success of the merger will depend, in part, on the combined company’s ability to realize the anticipated benefits from combining the businesses of People’s United and Smithtown Bancorp. However, to realize these anticipated benefits, the businesses of People’s United and Smithtown Bancorp must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

People’s United and Smithtown Bancorp have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect People’s United’s ability to maintain relationships with clients, customers, depositors and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of People’s United and Smithtown Bancorp.

The merger agreement limits Smithtown Bancorp’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that make it more difficult for Smithtown Bancorp to sell its business to a party other than People’s United. These provisions include a general prohibition on Smithtown Bancorp’s solicitation of any acquisition proposal or offer for a competing transaction, the requirement that Smithtown Bancorp pay a termination fee of up to $2,400,000 in the aggregate if the merger agreement is terminated in specified circumstances and the requirement that Smithtown Bancorp submit the adoption of the merger agreement to a vote of Smithtown Bancorp’s stockholders even if the board of directors of Smithtown Bancorp revokes its recommendation in favor of the approval of the merger agreement in a manner adverse to People’s United. See “The Merger Agreement—No Solicitation of Alternative Transactions” and “The Merger Agreement—Termination of the Merger Agreement—Termination Fee” beginning on pages 73 and 78, respectively.

These provisions might discourage a third party that might have an interest in acquiring all or a significant part of Smithtown Bancorp from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share value than the current proposed merger consideration. Furthermore, a potential competing acquiror may propose to pay a lower per share price to Smithtown Bancorp stockholders than it might otherwise have proposed to pay because of Smithtown Bancorp’s obligation, in connection with termination of the merger agreement under certain circumstances, to pay People’s United a $2,400,000 termination fee.

Multiple lawsuits have been filed against Smithtown Bancorp and People’s United challenging the merger, and an adverse judgment in any such lawsuit may prevent the merger from being completed or from being completed within the expected timeframe.

Both Smithtown Bancorp and People’s United are named as defendants in purported class action lawsuits brought by Smithtown Bancorp stockholders challenging the proposed merger, seeking, among other things, to enjoin completion of the merger on the agreed-upon terms. See “The Merger—Litigation Relating to the Merger” beginning on page 60 for more information about the purported class action lawsuits related to the merger that have been filed.

One of the conditions to the closing of the merger is that no order, injunction (whether temporary, preliminary or permanent) or decree issued by a court or other agency of competent jurisdiction that makes the merger or the bank merger illegal or prohibits the completion of the merger shall be in effect. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of People’s United and Smithtown Bancorp.

If the merger is not completed, the ongoing businesses of People’s United and Smithtown Bancorp may be adversely affected and People’s United and Smithtown Bancorp will be subject to several risks, including the following:

•	Smithtown Bancorp may be required, under certain circumstances, to pay People’s United a termination fee of up to $2,400,000 under the merger agreement;

•

People’s United and Smithtown Bancorp will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the merger agreement, Smithtown Bancorp is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies;

•

matters relating to the merger may require substantial commitments of time and resources by People’s United and Smithtown Bancorp management, which could otherwise have been devoted to other opportunities that may have been beneficial to People’s United and Smithtown Bancorp as independent companies, as the case may be; and

•

Smithtown Bancorp and Bank of Smithtown will still be subject to the provisions of the agreements and orders with bank regulatory authorities described in the section headed “Additional Information About Smithtown Bancorp—Consent Agreement” on page 92 of this proxy statement/prospectus, but will not be able to rely on the merger as a means of complying with such agreements and orders.

In addition, if the merger is not completed, People’s United and/or Smithtown Bancorp may experience negative reactions from the financial markets and from their respective customers and employees. People’s United and/or Smithtown Bancorp also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against People’s United or Smithtown Bancorp to perform their respective obligations under the merger agreement. If the merger is not completed, People’s United and Smithtown Bancorp cannot assure their stockholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of People’s United and/or Smithtown Bancorp.

The shares of People’s United common stock to be received by Smithtown Bancorp stockholders receiving the stock consideration as a result of the merger will have different rights from shares of Smithtown Bancorp common stock.

Following completion of the merger, Smithtown Bancorp stockholders who receive the stock consideration will no longer be stockholders of Smithtown Bancorp, a New York corporation, but will instead be stockholders of People’s United, a Delaware corporation. There will be important differences between your current rights as a Smithtown Bancorp stockholder and the rights to which you will be entitled as a People’s United stockholder. See “Comparison of Stockholder Rights” beginning on page 82 for a discussion of the different rights associated with People’s United common stock and Smithtown Bancorp common stock.

Smithtown Bancorp’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Smithtown Bancorp stockholders.

In considering the information contained in this proxy statement/prospectus, you should be aware that Smithtown Bancorp’s executive officers and directors may have financial interests in the merger that are different from, or in addition to, the interests of Smithtown Bancorp stockholders generally. These interests include the acceleration of vesting of their outstanding Smithtown Bancorp equity compensation awards, the right to potentially receive payments under change in control agreements and rights to continued indemnification and insurance coverage by People’s United after the merger for acts or omissions occurring before the merger. See “The Merger—Interests of Smithtown Bancorp’s Directors and Executive Officers in the Merger” beginning on page 48 for a discussion of these financial interests.

The fairness opinion obtained by Smithtown Bancorp from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion

Sandler O’Neill, Smithtown Bancorp’s financial advisor in connection with the proposed merger, has delivered to the board of directors of Smithtown Bancorp its opinion dated as of July 15, 2010. The opinion of Sandler O’Neill stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of the outstanding shares of Smithtown Bancorp common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of People’s United or Smithtown Bancorp, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of People’s United and Smithtown Bancorp.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between People’s United and Smithtown Bancorp, including future financial and operating results and performance; statements about People’s United’s and Smithtown Bancorp’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “continues,” “will,” “should,” “may” or the negative of these terms or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of People’s United’s and Smithtown Bancorp’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of People’s United and Smithtown Bancorp. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all;

•	the failure of the stockholders of Smithtown Bancorp to approve the merger agreement;

•	the failure to obtain governmental approvals of the merger;

•	disruptions to the parties’ businesses as a result of the announcement and pendency of the merger;

•

the risk that the businesses of People’s United and Smithtown Bancorp may not be combined successfully, or such combination may take longer or be more difficult, time-consuming or costly to accomplish than expected;

•	changes in general, national or regional economic conditions;

•	unprecedented volatility in the global economy;

•	acts of war or terrorism;

•	political instability;

•	the risk that the future business operations of Smithtown Bancorp will not be successful;

•	the risk that the anticipated benefits, cost savings and any other savings from the merger may not be fully realized or may take longer than expected to realize;

•	changes in loan default and charge-off rates;

•	changes in the demand for loan products or for other financial services;

•	reductions in deposit levels necessitating increased borrowings to fund loans and investments;

•	changes in interest rates or credit availability;

•	changes in inflation, the securities markets and in monetary fluctuations;

•	possible changes in regulation resulting from or relating to the financial reform legislation;

•	changes in tax policies, rates and regulations of federal, state and local tax authorities;

•	the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;

•	changes in accounting and regulatory guidance applicable to banks;

•	the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews;

•	greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both;

•	changes in levels of income and expense in non-interest income and expense related activities; and/or

•	competition and its effect on pricing, spending, third-party relationships and revenues.

Additional factors that could cause People’s United’s and Smithtown Bancorp’s results to differ materially from those described in the forward-looking statements can be found in People’s United’s and Smithtown Bancorp’s filings with the Securities and Exchange Commission, including People’s United’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Smithtown Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to People’s United or Smithtown Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, People’s United and Smithtown Bancorp undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

INFORMATION ABOUT THE COMPANIES

People’s United Financial

People’s United is a savings and loan holding company and is a Delaware corporation. People’s United Bank is a federal stock savings bank and a wholly-owned subsidiary of People’s United. A diversified financial services company founded in 1842, People’s United Bank provides consumer, commercial, insurance, retail investment and wealth management and trust services to personal and business banking customers.

The principal business of People’s United is to provide, through People’s United Bank and its subsidiaries, commercial banking, retail and small business banking, and wealth management services to individual, corporate and municipal customers. Traditional banking activities are conducted primarily within New England and include extending secured and unsecured commercial and consumer loans, originating mortgage loans secured by residential and commercial properties, and accepting consumer, commercial and municipal deposits. In addition to traditional banking activities, People’s United Bank provides specialized financial services tailored to specific markets including: personal, institutional and employee benefit trust; cash management; and municipal banking and finance. Through its non-banking subsidiaries, People’s United Bank offers: brokerage, financial advisory services, investment management services and life insurance through People’s Securities, Inc.; equipment financing through People’s Capital and Leasing Corp. and Financial Federal Credit Inc.; and other insurance services through R.C. Knox and Company, Inc. and Chittenden Insurance Group, LLC.

This full range of financial services is delivered through a network of nearly 300 branches in Connecticut, Vermont, New Hampshire, Maine, Massachusetts and New York, including 82 full-service supermarket branches, 43 investment and brokerage offices, nine People’s Capital and Leasing Corp. offices, eight Financial Federal Credit Inc. offices, 16 commercial banking offices and over 400 ATMs. People’s United Bank’s distribution network also includes online banking and investment trading, a 24-hour telephone banking service and participation in a worldwide ATM network.

At June 30, 2010, People’s United had total consolidated assets of $22 billion, loans of $15 billion, deposits of $16 billion and stockholders’ equity of $5 billion.

The address of People’s United’s principal executive offices is 850 Main Street, Bridgeport, Connecticut 06604, and its telephone number is (203) 338-7171. For additional information about People’s United, see “Where You Can Find More Information” beginning on page 199.

Smithtown Bancorp

Smithtown Bancorp is a New York corporation which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, which we refer to as the BHC Act. Smithtown Bancorp is the parent of Bank of Smithtown, a New York State-chartered commercial bank. As of June 30, 2010, Smithtown Bancorp and its subsidiaries had consolidated total assets of $2.3 billion, deposits of $1.8 billion and stockholders’ equity of $95.6 million. Smithtown Bancorp had 275 full-time and 50 part-time employees as of June 30, 2010.

Smithtown Bancorp has three other direct wholly-owned subsidiaries, Smithtown Bancorp Capital Trust I, Smithtown Bancorp Capital Trust II and Smithtown Bancorp Capital Trust III, all of which are Delaware Statutory Trusts that were formed to issue trust preferred securities. Smithtown Bancorp was incorporated under the laws of New York State in 1984. At the direction of the board of directors, pursuant to a plan of reorganization, the former stockholders of Bank of Smithtown became the stockholders of Smithtown Bancorp. Since commencing business in 1984, Smithtown Bancorp has functioned primarily as holder of all of Bank of Smithtown’s common stock. Bank of Smithtown has six wholly owned subsidiaries. Through its financial services subsidiary, Bank of Smithtown Financial Services, Inc., Bank of Smithtown offers tax-deferred annuities and mutual funds and accepts commission payments generated through a program called “Investors Marketplace.” Bank of Smithtown offers a full line of commercial and personal insurance products, underwritten by third party insurance companies, through Bank of Smithtown Insurance Agents and Brokers, Inc. BOS Preferred Funding Corporation, a real estate investment trust formed in February 2006 as a vehicle for capital enhancement for Bank of Smithtown, holds a substantial amount of the consumer and commercial real estate loans of Bank of Smithtown. SBRE Realty Corp. and SBRE Realty II, LLC, are entities whose purpose is to hold other real estate owned property. Carlyle & Co. is a nominee partnership, originally registered in 1972 with the New York State Department of Taxation and Finance. Carlyle & Co. is used by the trust department of Bank of Smithtown to house securities held in a fiduciary capacity.

Bank of Smithtown provides a wide range of commercial and consumer banking services, including demand, savings and time deposits accepted from consumers, businesses and municipalities located primarily within Suffolk and Nassau Counties, Long Island, and the five boroughs of New York City. These deposits, along with funds generated from operations and other borrowings, are invested primarily in: (1) commercial, multifamily and residential mortgages, (2) construction and land loans, (3) secured and unsecured commercial loans, (4) secured and unsecured consumer loans, (5) Fannie Mae, Freddie Mac and Ginnie Mae mortgage-backed securities, (6) U.S. government entity and agency securities, (7) obligations of state and political subdivisions, and (8) restricted stock. Bank of Smithtown also offers trust services, merchant credit and debit card processing, safe deposit boxes and online banking, including bill pay, telephone banking, automated teller machines and individual retirement accounts.

All of the business lines engaged in by Bank of Smithtown and its subsidiaries are of a highly competitive nature. Bank of Smithtown faces competitive pressures from many large banks located within its market area, as well as other community banks and regional banks in the area. These competitive pressures can affect the pricing of bank deposit and loan products, as well as the costs of providing bank services. Smithtown Bancorp competes with other commercial banks, savings banks, credit unions and other financial services providers such as finance companies and investment and insurance companies.

As of June 30, 2010, Bank of Smithtown employed 311 full-time equivalent individuals on a full- and part-time basis, including the employees of its subsidiaries.

Smithtown Bancorp’s principal executive offices are located at 100 Motor Parkway, Suite 160, Hauppauge, NY 11788. Smithtown Bancorp’s telephone number is (631) 360-9300. For additional information about Smithtown Bancorp, see “Information about Smithtown Bancorp” beginning on page 92 and “Where You Can Find More Information” beginning on page 199.

THE SPECIAL MEETING OF SMITHTOWN BANCORP STOCKHOLDERS

This section contains information from Smithtown Bancorp for Smithtown Bancorp common stockholders about the special meeting Smithtown Bancorp has called for common stockholders to consider and approve the merger agreement and the transactions contemplated by the merger agreement. We are mailing this proxy statement/prospectus to you, as a Smithtown Bancorp common stockholder, on or about [—], 2010. Together with this proxy statement/prospectus, we are also sending you a notice of the special meeting of Smithtown Bancorp common stockholders and a form of proxy card that Smithtown Bancorp’s board of directors is using to solicit proxies for use at the special meeting and at any adjournments or postponements of the special meeting. The special meeting will be held on [—], 2010, at 10:00 a.m. local time, at the Sheraton Long Island Hotel, 110 Motor Parkway, Hauppauge, New York 11788.

This proxy statement/prospectus is also being furnished by People’s United to Smithtown Bancorp common stockholders as a prospectus in connection with the issuance of shares of People’s United common stock upon completion of the merger.

Matters to be Considered

The principal matter to be considered at the Smithtown Bancorp special meeting is the approval of the merger agreement and the transactions contemplated by the merger agreement. You may also be asked to vote upon a proposal to adjourn the special meeting, if necessary to solicit additional proxies in favor of the merger agreement.

Recommendation of Smithtown Bancorp’s Board of Directors

Smithtown Bancorp’s board of directors has unanimously declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommends that Smithtown Bancorp common stockholders vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Record Date

A special committee of Smithtown Bancorp’s board of directors has fixed the close of business on September 20, 2010 as the record date for determining the Smithtown Bancorp common stockholders entitled to receive notice of and to vote at the special meeting. Only Smithtown Bancorp common stockholders of record as of the record date are entitled to and are being requested to vote at the special meeting. As of the record date, [—] shares of Smithtown Bancorp common stock were issued and outstanding and held by approximately [— ] record holders. Smithtown Bancorp common stockholders are entitled to one vote on each matter considered and voted on at the special meeting for each share of Smithtown Bancorp common stock held of record at the close of business on the record date. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Smithtown Bancorp common stock entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as shares present.

Action Required

The merger agreement and the transactions contemplated by the merger agreement must be approved by the holders of two-thirds of the issued and outstanding common stock of Smithtown Bancorp. The merger agreement and the consummation of the transactions contemplated by the merger agreement will not require the approval of the holders of People’s United common stock under the NYBCL, Delaware General Corporation Law or the rules of the NASDAQ.

As of the record date, Smithtown Bancorp directors and executive officers and their affiliates held approximately [—] shares (or [—]% of the outstanding shares) of Smithtown Bancorp common stock entitled to vote at the special meeting. See “The Merger—Interests of Smithtown Bancorp’s Directors and Executive Officers in the Merger” beginning on page 48.

Solicitation of Proxies

Proxies are being solicited by Smithtown Bancorp’s board of directors, which has retained Phoenix Advisory Partners, LLC as its proxy solicitor to assist in the solicitation of proxies, from Smithtown Bancorp common stockholders. Shares of Smithtown Bancorp common stock represented by properly executed proxies will be voted in accordance with the instructions indicated on the enclosed proxy cards. If no instructions are indicated, such proxies will be voted “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and “FOR” any motion to adjourn the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Voting your Shares; Abstentions

The Smithtown Bancorp board of directors is soliciting proxies from the Smithtown Bancorp stockholders. This will give you an opportunity to vote at the Smithtown Bancorp special meeting without attending in person. When you deliver a valid proxy, the shares represented by that proxy will be voted by the officer named in your proxy in accordance with your instructions. If you do not vote by proxy or by attending the Smithtown Bancorp special meeting and vote in person, it will have the same effect as voting against the merger agreement. If you vote by proxy but make no specification on your proxy card that you have otherwise properly executed, the named officer will vote the shares “FOR” approval of the merger agreement and the transaction contemplated by the merger agreement. If you abstain from voting on any proposal considered at the special meeting, we will not count the abstention as a vote for or against such proposal.

Abstentions and broker non-votes will have the same effect as votes against the merger agreement and the merger, because approval of the merger requires the affirmative vote of at least two-thirds of the issued and outstanding shares of Smithtown Bancorp common stock.

Approval of any proposal to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by approval of the holders of a majority of the shares of Smithtown Bancorp common stock present in person or represented by proxy at the special meeting, whether or not a quorum is present. Abstentions, failures to vote and broker non-votes will have no effect on the vote to adjourn the special meeting.

Revocation of Proxies

A Smithtown Bancorp common stockholder who has given a proxy may revoke it at any time before its exercise at the special meeting by (1) giving written notice of revocation to Smithtown Bancorp’s corporate secretary, (2) properly submitting to Smithtown Bancorp a duly executed proxy bearing a later date, (3) properly casting a new vote through the Internet or by telephone at any time before the closure of the Internet voting facilities and the telephone voting facilities or (4) attending the special meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed to Smithtown Bancorp as follows: Corporate Secretary, 100 Motor Parkway, Suite 160, Hauppauge, NY 11788.

Shares of Smithtown Bancorp Common Stock held in “Street Name” by a Broker, Bank or Other Nominee

Your broker, bank or other nominee will not vote your shares of Smithtown Bancorp common stock unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus.

Participants in the Bank of Smithtown Employee Stock Ownership Plan

If you own shares of Smithtown Bancorp common stock in the ESOP, your shares will be voted solely by the trustee (or an independent fiduciary) of the ESOP pursuant to the terms of the ESOP and the instructions received by the trustee from plan participants. The trustees of the ESOP will not disclose the confidential voting directions of any individual participant or beneficiary to Smithtown Bancorp. If you own shares of Smithtown Bancorp common stock in the ESOP, you will be receiving a separate letter explaining the voting process with respect to such shares and you will be provided with instructions on how to direct the trustee (or an independent fiduciary) to vote those shares.

THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement and financial advisor opinion attached as annexes to this proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement and financial advisor opinion attached as annexes to this proxy statement/prospectus, for a more complete understanding of the merger.

On July 15, 2010, the People’s United board of directors and the Smithtown Bancorp board of directors each unanimously approved the merger agreement. The merger agreement provides for the merger of Smithtown Bancorp with and into People’s United, with People’s United as the surviving corporation.

Upon completion of the merger, each outstanding share of Smithtown Bancorp common stock will be converted into the right to receive, at the election of the holder thereof and subject to allocation and equalization, either cash with a value equal to the sum of (i) $2.00 plus (ii) 0.143 multiplied by the average closing price of common stock of People’s United during the five trading days ending the day before completion of the Smithtown Bancorp merger, or a fraction of a share of common stock of People’s United having a value of approximately equal amount based on that same five-day-average closing price.

Further, simultaneously with the merger, Bank of Smithtown, the bank subsidiary of Smithtown Bancorp will merge with and into People’s United Bank, the bank subsidiary of People’s United, which we refer to as the bank merger.

See “The Merger Agreement,” beginning on page 62, for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

Smithtown Bancorp has recently been adversely affected by the general economic deterioration and downturn in real estate values that has occurred throughout the country, including Smithtown Bancorp’s home markets. Declining asset quality has resulted in increased losses, loan loss provisions and charge-offs. Smithtown Bancorp recorded a net loss for 2009 of approximately $11.8 million. Asset quality deterioration became an increasing problem in the third and fourth quarters of 2009. Nonperforming loans ended the year at 6.23% of total loans. Net charge-offs for 2009 totaled approximately $23.8 million, or 1.22% of average loans. The provision for loan losses was $51 million in 2009, and the allowance for loan losses ended the year at approximately $38.5 million, or 1.84% of total loans.

In the first half of 2010, Smithtown Bancorp continued to experience significant losses in parts of its loan portfolio. For the second quarter, Smithtown Bancorp made provisions for loan losses of approximately $27.5 million, which brought the year-to-date provisions for loan losses to approximately $52.5 million. Total net charge offs for the six months ended June 30, 2010 were approximately $33 million, or 3.20% of average loans. The allowance for loan losses was approximately $58.0 million at June 30, 2010, or 2.93% of total loans. Nonperforming loans ended the second quarter at approximately $227.5 million, or 11.50% of total loans, and loans between 30 and 89 days past due totaled approximately $48.0 million, or 2.43% of total loans. These numbers represent further deterioration from December 31, 2009 levels, when nonperforming loans were approximately $130.2 million, or 6.23%, of total loans, and loans between 30 and 89 days past due were approximately $20.8 million, or 0.99% of total loans. Smithtown Bancorp recorded a net loss of $43.0 million for the first six months of 2010 primarily as a result of the accelerating deterioration in asset quality.

Smithtown Bancorp suspended dividends on its common stock in the fourth quarter of 2009 and deferred interest payments on its trust preferred securities in the second quarter of 2010.

Smithtown Bancorp projects that these trends in loan losses will continue for the foreseeable future. These loan losses and the related necessity for increased loan loss provisions, and the operating losses resulting from the continuing deterioration in credit quality, have depleted Smithtown Bancorp’s capital, and future operating losses will further deplete capital. As of June 30 of this year, Smithtown Bancorp’s ratio of Tier 1 Risk-Based

Capital to Total Risk-Weighted Assets was 6.66% and its Tier 1 Capital leverage ratio was 5.06%. Smithtown Bancorp’s Total Risk-Based Capital ratio was 9.40%. Bank of Smithtown’s, Smithtown Bancorp’s banking subsidiary, ratio of Tier 1 Risk-Based Capital to Total Risk-Weighted Assets was 6.54%, its ratio of Tier 1 Capital to Total Assets was 5.12% and its Tier 1 Capital leverage ratio was 4.97%. Bank of Smithtown’s Total Risk-Based Capital ratio was 9.31%.

On January 29, 2010, Bank of Smithtown entered into a Consent Agreement with the FDIC and a parallel Consent Order with the New York State Banking Department (the “NY Banking Department”) (together referred to as the “Consent Agreements”). Under the Consent Agreements, Bank of Smithtown is required to improve credit administration, loan underwriting and internal loan review process and maintain an adequate allowance for loan losses. Other required actions include the implementation of plans to reduce classified assets, decrease Bank of Smithtown’s concentration in commercial real estate loans and increase profitability. Bank of Smithtown’s payment of dividends and growth in quarterly average assets require prior approval of the FDIC and NY Banking Department. In addition, Bank of Smithtown is required to maintain no later than June 30, 2010, a ratio of Tier 1 Capital to Total Assets of at least 7.00%, a ratio of Tier 1 Risk-Based Capital to Total Risk-Weighted Assets of at least 9.00%, and a Total Risk-Based Capital ratio of at least 11.00%. The provisions of the Consent Agreement will remain effective until modified, terminated, superseded or set aside in writing by the FDIC and NY Banking Department.

On June 22, 2010, Smithtown Bancorp entered into a Written Agreement (the “Written Agreement”) with the Federal Reserve Bank of New York (“FRB”). The Written Agreement is in addition to the Consent Agreements. The Written Agreement, similar to the Consent Agreements, requires that Smithtown Bancorp obtain the approval of the FRB prior to paying a dividend.

Bank of Smithtown has made some progress in meeting the requirements set out in the Consent Agreements and the Written Agreement. However, Bank of Smithtown did not meet the capital requirements of the Consent Agreements as of June 30, 2010, and Smithtown Bancorp believes that without raising additional capital or selling Bank of Smithtown, it has no realistic prospect of meeting those requirements in the foreseeable future, given the expectation of further losses in 2010 and potentially beyond. If Bank of Smithtown continues not to meet those requirements (including by means of a merger or sale), it is possible that Bank of Smithtown could be subject to additional enforcement actions which could result in a loss of value to Smithtown Bancorp’s stockholders.

In light of the circumstances, Smithtown Bancorp has undertaken numerous efforts to preserve its capital, reduce problem asset levels and stabilize earnings. Smithtown Bancorp has also suspended all dividends on its common stock and deferred interest payments on its trust preferred securities and has reduced Bank of Smithtown’s total loans, but these efforts alone have not been and are unlikely to be sufficient to provide Smithtown Bancorp and Bank of Smithtown with the required capital. Accordingly, since early 2010, Smithtown Bancorp, at the direction of its board of directors, has been involved in discussions with its advisors to consider the potential for strategic initiatives to ensure the continued viability of Smithtown Bancorp’s business.

On May 25, 2010, Sandler O’Neill, Smithtown Bancorp’s financial advisor, advised Smithtown Bancorp’s board of directors that the most promising alternatives for Smithtown Bancorp to address its capital needs would be either to undertake a significant new offering of Smithtown Bancorp common stock or to attempt to merge or sell Smithtown Bancorp in a transaction in which the surviving entities would be well capitalized. Analyses performed by Sandler O’Neill indicated that a public or private stock offering to raise capital would require as much as $150 million in order to successfully address Smithtown Bancorp’s capital needs, fulfill the requirements of the Consent Agreements and provide stockholders with an adequate capital cushion against potential future credit losses. Smithtown Bancorp, following discussions with Sandler O’Neill, concluded that such a capital raise might be possible, but involved doubt as to whether it would be achievable under the circumstances and given current market conditions. Additionally, the analysis indicated that even if the recommended amount of capital could be raised, it would likely result in such massive dilution to existing Smithtown Bancorp stockholders’ holdings and to earnings per share in the future that it would almost certainly provide less value to Smithtown Bancorp stockholders than a sale or merger, such as that agreed to with People’s United.

As a result, Sandler O’Neill, Smithtown Bancorp management and Smithtown Bancorp’s board of directors concurred that a strategic sale or merger should be the primary option to be pursued. Smithtown Bancorp’s board of directors authorized Sandler O’Neill to contact prospective buyers on May 25, 2010 after such discussion. Between May 27 and June 7, 2010, Sandler O’Neill and Smithtown Bancorp management contacted fourteen potential strategic and financial buyers, which consisted primarily of banking organizations headquartered in New York or New England that were determined to be capable of executing a purchase of Smithtown Bancorp. Sandler O’Neill and Smithtown Bancorp proceeded to undertake discussions and due diligence with these potential strategic partners.

During approximately a month of due diligence and management meetings, several prospective buyers indicated that they were not interested in pursuing the transaction further; a small number made initial indications of interest but then declined to make a firm offer; one, a so called “blind pool” vehicle with existing capital, indicated an interest in recapitalizing Smithtown Bancorp by injecting $180 million of capital in exchange for newly issued securities of Smithtown Bancorp, including purchasing common stock at $1.33 per share, and leaving the existing Smithtown Bancorp shares outstanding, and on July 2 indicated they would consider raising their purchase price to $3.00 per share; and one, People’s United, made a firm offer on July 9, 2010 for the merger on substantially the terms and conditions set forth in the merger agreement. Smithtown Bancorp’s advisors and Smithtown Bancorp’s board of directors had concerns regarding the viability of the “blind pool” proposal because, among other reasons, it reflected a significant increase in price in the absence of any additional information and it had not yet performed any on-site due diligence. In addition, Smithtown Bancorp’s advisors and Smithtown Bancorp’s board of directors had serious doubts about the “blind pool’s” ability to complete an offer and, in particular, they noted that the “blind pool” proposal was conditioned on the acceptance of discounts by holders of Smithtown Bancorp’s trust preferred securities and subordinated debt, and that there was significant uncertainty regarding the ability of the “blind pool” to obtain regulatory approval since it was not registered as a bank or thrift holding company. As a result Smithtown Bancorp chose not to proceed with the “blind pool” proposal in light of People’s United’s superior proposal and the likelihood of its completion. By the time People’s United submitted its firm offer on July 9, Smithtown Bancorp’s advisors and board of directors considered People’s United the only remaining viable potential buyer at the offered price.

Throughout this period and through the announcement of the merger on July 15, 2010, Smithtown Bancorp’s board of directors met periodically to receive updates and engage in discussions regarding the status of Smithtown Bancorp’s efforts to seek a transaction and the potential alternatives, including receiving updates concerning the “blind pool’s” oral indications that they would consider increasing their offer to $3.00 per share as noted above.

Following Smithtown Bancorp’s indication late in the day on July 9, 2010, that Smithtown Bancorp was willing to proceed with People’s United’s offer, Smithtown Bancorp and People’s United worked to finalize the terms, and counsel to Smithtown Bancorp and People’s United worked to finalize the definitive transaction documentation, including the merger agreement.

On July 15, 2010, Smithtown Bancorp’s board of directors met to consider the proposed merger with People’s United. Smithtown Bancorp’s management reviewed for Smithtown Bancorp’s board of directors the most recent discussions with People’s United as well as the discussions with the “blind pool” regarding a recapitalization. Representatives of Sandler O’Neill reviewed with Smithtown Bancorp’s board of directors the proposed financial terms of the transaction with People’s United and additional information, including information regarding Smithtown Bancorp’s financial condition, information regarding Smithtown Bancorp’s capital needs (and its efforts to seek alternative transactions, such as the proposed recapitalization, to meet those needs) and financial information regarding People’s United. Sandler O’Neill also analyzed the terms that would be required for any potential capital raise in order for such transaction to be as favorable from a financial point of view to Smithtown Bancorp stockholders as the merger with People’s United would be, and concluded that such a capital raise would have required extremely favorable terms, in terms of price paid per share of Smithtown Bancorp common stock, which Sandler O’Neill did not believe were realistic. This meeting also included a review with Smithtown Bancorp’s board of directors of the change in control agreements with Smithtown Bancorp’s executive officers that would be assumed by operation of law by People’s United in the merger, including a review of the financial considerations of these change in control agreements. For more information see “—Interests of Smithtown Bancorp’s Directors and Executive Officers in the Merger” beginning on page 48.

In connection with the deliberation by Smithtown Bancorp’s board of directors, Sandler O’Neill rendered to Smithtown Bancorp’s board of directors its oral opinion (subsequently confirmed in writing), as described under “—Opinion of Smithtown Bancorp’s Financial Advisor,” that, as of July 15 and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of Smithtown Bancorp’s common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. Representatives of Sullivan & Cromwell LLP (“Sullivan”), special counsel to Smithtown Bancorp in connection with the merger, who from time to time at past meetings had discussed with Smithtown Bancorp’s board of directors the legal standards applicable to its decisions and actions with respect to its evaluation of merger proposals, reviewed the proposed transaction agreements and related information. Smithtown Bancorp management, Sandler O’Neill and Sullivan took questions from Smithtown Bancorp’s board of directors, who discussed the proposed merger and then held an executive session with non-independent directors excused.

Following these discussions with and presentations by management and Smithtown Bancorp’s advisors, the members of Smithtown Bancorp’s board of directors reviewed and discussed the proposed merger and related matters, including the factors described under “—Smithtown Bancorp’s Reasons for the Merger; Recommendation.” Both Smithtown Bancorp’s board of directors and Smithtown Bancorp management noted in particular that, other than the People’s United merger, Smithtown Bancorp did not presently have any realistic prospects for any other viable alternative transaction that would enable it to meet the obligations under the Consent Agreements other than a possible highly dilutive and contingent capital raise, which Smithtown Bancorp would need to undertake under very difficult circumstances and as to which there were no assurances of success. Smithtown Bancorp’s board of directors also noted that if Smithtown Bancorp failed to meet those obligations, Bank of Smithtown could ultimately be subject to additional enforcement actions which could result in a loss of value to Smithtown Bancorp’s stockholders. Following these board deliberations, Smithtown Bancorp’s board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Smithtown Bancorp and its stockholders, and the directors voted unanimously to approve the merger and other transactions and to approve and adopt the merger agreement and the other agreements and related matters.

The definitive transaction documentation was entered into as of July 15, 2010, and on the same day, the transaction was announced after the close of the market in press releases issued by People’s United and Smithtown Bancorp.

Smithtown Bancorp’s Reasons for the Merger; Recommendation

After careful consideration, Smithtown Bancorp’s board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Smithtown Bancorp and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. Accordingly, Smithtown Bancorp’s board of directors recommends that Smithtown Bancorp stockholders vote “FOR” approval and adoption of the merger agreement at the Smithtown Bancorp special meeting.

In reaching its decision, the board of directors, with advice from its financial and legal advisors, considered a number of factors, including the following:

•	The results of the evaluation of strategic alternatives conducted by Smithtown Bancorp with the assistance of Sandler O’Neill.

•	The extent and breadth of the auction process and its results.

•	Even if third-party capital could be raised, the significant dilution of existing Smithtown Bancorp stockholders’ interests by such a capital raise.

•

The possibility that Smithtown Bancorp would not be able to access the capital markets at levels sufficient to meet its obligations under the Consent Agreements and the Written Agreement, and the risk that pursuing such a path would jeopardize Smithtown Bancorp’s ability to pursue a superior merger or sale transaction, such as that with People’s United.

•

The fact that any material failure to comply with the provisions of the Consent Agreements in the absence of a transaction could result in additional enforcement actions which could result in a loss of value to Smithtown Bancorp’s stockholders.

•

Smithtown Bancorp’s and People’s United’s respective sizes, businesses, operations, financial condition, asset quality, earnings and prospects, including the strong regulatory capital ratios of People’s United Bank.

•

Bank of Smithtown’s loan portfolio and the current and prospective environment in which Bank of Smithtown operates, which reflects challenging conditions and risks that may persist, and the likelihood of further significant and material losses.

•

The fact that People’s United was willing to permit, and the merger agreement allows, all holders of Smithtown Bancorp common stock to elect between the cash consideration and the stock consideration, and that the stock consideration had a fixed exchange ratio and, therefore, would allow Smithtown Bancorp stockholders who receive People’s United stock to participate in a portion of the future performance of the combined Smithtown Bancorp and People’s United businesses and potential synergies resulting from the merger, and the potential value to Smithtown Bancorp stockholders represented by that consideration.

•	The extremely high likelihood of the merger closing quickly, along with management’s belief that Smithtown Bancorp’s and People’s United’s regulators would view the transaction favorably.

•	The terms of the merger agreement.

•

The oral opinion of Sandler O’Neill (which was subsequently confirmed in writing) that, as of July 15, 2010 and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of Smithtown Bancorp’s common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. For more information, see “—Opinion of Smithtown Bancorp’s Financial Advisor” beginning on page 37.

The reasons set forth above are not intended to be exhaustive, but they include all the material factors considered by Smithtown Bancorp’s board of directors in approving the merger agreement. Although each member of Smithtown Bancorp’s board of directors individually considered these and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Smithtown Bancorp and its stockholders. Smithtown Bancorp’s board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. The board concluded, however, that the potential positive factors outweighed the potential risks of entering into the transaction agreements.

Opinion of Smithtown Bancorp’s Financial Advisor

By letter dated June 11, 2010, Smithtown Bancorp retained Sandler O’Neill to act as its financial advisor in connection with a corporate transaction for the sale of Smithtown Bancorp. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Smithtown Bancorp in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 15, 2010 meeting at which Smithtown Bancorp’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion that, as of such date, the merger consideration was fair to the holders of Smithtown Bancorp common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Smithtown Bancorp’s stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Smithtown Bancorp’s board and is directed only to the fairness of the merger consideration to Smithtown Bancorp’s stockholders from a financial point of view. It does not address the underlying business decision of Smithtown Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any Smithtown Bancorp stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its July 15, 2010 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Smithtown Bancorp that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of People’s United and its subsidiaries that Sandler O’Neill deemed relevant;

(4)	internal financial projections for Smithtown Bancorp for the years ending December 31, 2010 through 2013 prepared by and reviewed with management of Smithtown Bancorp and an estimated long-term growth rate for the year ended December 31, 2014 as discussed with management of Smithtown Bancorp;

(5)	publicly available median earnings estimates for People’s United for the years ending December 31, 2010 through December 31, 2011 and the median publicly available long-term growth rate for the years thereafter and in each case as confirmed with People’s United senior management;

(6)	the pro forma financial impact of the merger on People’s United, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings estimated by the senior management of People’s United;

(7)	the publicly reported historical price and trading activity for Smithtown Bancorp’s and People’s United’s common stock, including a comparison of certain financial and stock market information for Smithtown Bancorp and People’s United with similar publicly available information for certain other companies the securities of which are publicly traded;

(8)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Smithtown Bancorp the business, financial condition, results of operations and prospects of Smithtown Bancorp, including certain operating, liquidity, regulatory and other financial matters and held similar discussions with certain members of senior management of People’s United regarding the business, financial condition, results of operations and prospects of People’s United.

Sandler O’Neill had significant discussions with the Smithtown Bancorp board of directors and certain members of senior management regarding the Consent Agreement that Bank of Smithtown entered into on January 29, 2010 with the FDIC and a parallel Consent Order with the NY Banking Department and the need to raise additional capital. Under the terms of the Consent Agreements, Bank of Smithtown was required, by June 30, 2010, to maintain Tier 1 Capital at least equal to 7.0% of total assets, a Tier 1 Risk Based Ratio at least equal to 9.0%, and a Total Risk Based Ratio at least equal to 11.0%. If Bank of Smithtown failed to meet the required ratios by June 30, it would be given a 60-day cure period to either meet the ratios or to submit a plan describing how it should meet the minimum requirements, a requirement that could be satisfied by the entry into the merger agreement. As of June 30, 2010, Bank of Smithtown had a Tier 1 Leverage Ratio equal to 4.97%, Tier 1 Risk Based Ratio of 6.54% and Total Risk Based Ratio equal to 9.31%.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Smithtown Bancorp and People’s United or their respective representatives or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill has further relied on the assurances of management of each of Smithtown Bancorp and People’s United that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and it did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Smithtown Bancorp and People’s United or any of their subsidiaries, or the collectability of any such assets, nor was it furnished with any such evaluations or appraisals.

Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Smithtown Bancorp and People’s United and has not reviewed any individual credit files relating to Smithtown Bancorp and People’s United. Sandler O’Neill assumed, with Smithtown Bancorp’s consent, that the respective allowances for loan losses for both Smithtown Bancorp and People’s United are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal projections and estimates for Smithtown Bancorp and the publicly available earnings estimates used for People’s United and the internal projections and estimates of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of People’s United and Smithtown Bancorp, People’s United’s and Smithtown Bancorp’s management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of management of the future financial performance of Smithtown Bancorp and People’s United, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such financial projections and estimates or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in Smithtown Bancorp and People’s United assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill has assumed in all respects material to its analysis that Smithtown Bancorp and People’s United will remain as going concerns for all periods relevant to the analyses, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill expressed no opinion as to any of the legal, accounting or tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of the opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw the opinion or otherwise comment upon events occurring after the date of the opinion. Sandler O’Neill expressed no opinion as to what the value of People’s United common stock will be when issued to Smithtown Bancorp’s stockholders pursuant to the merger agreement or the prices at which Smithtown Bancorp’s and People’s United’s common stock may trade at any time.

Sandler O’Neill’s opinion was directed to the board of directors of Smithtown Bancorp in connection with its consideration of the merger and does not constitute a recommendation to any stockholder of Smithtown Bancorp as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to holders of Smithtown Bancorp common stock and does not address the underlying business decision of Smithtown Bancorp to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Smithtown Bancorp or the effect of any other transaction in which Smithtown Bancorp might engage. Sandler O’Neill has consented to inclusion of its opinion and a summary thereof in this proxy statement/prospectus and in the registration statement on Form S-4 which includes this proxy statement/prospectus. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the consideration to be received in the merger by Smithtown Bancorp’s officers, directors, or employees, or class of such persons, relative to the consideration to be received in the merger by any other stockholders of Smithtown Bancorp.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Using per share consideration defined as $2.00 in cash plus the fixed exchange ratio of 0.143 x multiplied by People’s United’s average closing stock price for the five consecutive trading days ending on July 14, 2010 ($13.98), Sandler O’Neill calculated a transaction value of $4.00 per share, or an aggregate transaction value of $59.9 million. Based upon financial information for Smithtown Bancorp as or for the quarter ended June 30, 2010, Sandler O’Neill calculated the following transaction ratios:

Transaction Ratios
Transaction value/Tangible book value	63%
Transaction value/Stated book value per share	66%
Transaction value/Market value (1)	103.4%

(1)	Based on Smithtown Bancorp’s closing price as of July 14, 2010 ($3.87)

The aggregate transaction value of approximately $59.9 million is based upon the offer price per share of $4.00 and 14,967,508 shares of Smithtown Bancorp common stock outstanding.

Comparable Company Analysis. Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for Smithtown Bancorp and People’s United.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Smithtown Bancorp and a group of financial institutions selected by Sandler O’Neill. The Smithtown Bancorp peer group consisted of the following selected publicly-traded commercial banks headquartered in New York and New Jersey with total assets greater than $1.2 billion and less than $3.5 billion:

Alliance Financial Corporation	Lakeland Bancorp, Inc.

Arrow Financial Corporation	Peapack-Gladstone Financial Corporation

Canandaigua National Corporation	State Bancorp, Inc.

Financial Institutions, Inc.	Sterling Bancorp

First of Long Island Corporation	Suffolk Bancorp

Hudson Valley Holding Corp.	Tompkins Financial Corporation

The analysis compared publicly available financial information for Smithtown Bancorp and the median financial and market trading data for the Smithtown Bancorp peer group as of and for the twelve months ended March 31, 2010. The table below sets forth the data for Smithtown Bancorp and the median data for the Smithtown Bancorp peer group as of and for the twelve months ended March 31, 2010, with pricing data as of July 14, 2010.

Comparable Group Analysis
Smithtown Bancorp	Comparable Group Median Result
Total Assets (in millions)	$2,430	$1,779
Tangible Common Equity/Tangible Assets	4.88%	6.80%
Total Risk Based Capital Ratio	10.10%	13.84%
Core Return on Average Assets	(1.18)%	0.88%
Core Return on Average Equity	(20.10)%	9.43%
Net Interest Margin	3.13%	3.93%
Efficiency Ratio	54.1%	62.0%
Non-performing Assets/Assets	8.65%	1.06%
Loan Loss Reserve/Non-performing Assets	24.4%	80.3%
Net Charge-Offs/Average Loans	2.34%	0.54%
Market Capitalization (in millions)	$57.9	$220.6
Price/LTM Earnings per Share	NM	14.3	x
Price/2010 Est. EPS	NM	13.8	x
Price/2011 Est. EPS	5.0	x	11.7	x
Price/Tangible Book Value	49%	158%
Dividend Yield	0.00%	3.32%

The People’s United peer group consisted of the following nationwide publicly traded commercial banks and thrifts with total assets greater than $14.0 billion and less than $70.0 billion derived from People’s United investor presentation, dated June 7, 2010:

Associated Banc-Corp	Hudson City Bancorp, Inc.

Astoria Financial Corporation	M&T Bank Corporation

BOK Financial Corporation	Marshall & Ilsley Corporation

City National Corporation	New York Community Bancorp, Inc.

Comerica Incorporated	Synovus Financial Corp.

Commerce Bancshares, Inc.	TCF Financial Corporation

Cullen/Frost Bankers, Inc.	Valley National Bancorp

First Horizon National Corporation	Webster Financial Corporation

Flagstar Bancorp, Inc.	Zions Bancorporation

Fulton Financial Corporation

The analysis compared publicly available financial information for People’s United and the median financial and market trading data for the People’s United peer group as of and for the last twelve months ended March 31, 2010. The table below sets forth the data for People’s United and the median data for the People’s United peer group as of and for the last twelve months ended March 31, 2010, with pricing data as of July 14, 2010.

Comparable Group Analysis
	People’s United		Comparable Group Median Result
Total Assets (in millions)	$21,588		$23,108
Tangible Common Equity/Tangible Assets	18.73%		6.81%
Total Risk Based Capital Ratio	16.34%		14.79%
Core Return on Average Assets	0.52%		0.19%
Core Return on Average Equity	2.11%		2.89%
Net Interest Margin	3.24%		3.46%
Efficiency Ratio	75.30%		57.6%
Non-performing Assets/Assets	1.39%		2.37%
Loan Loss Reserve/Non-performing Assets	57.7%		59.3%
Net Charge-Offs/Average Loans	0.26%		1.22%
Market Capitalization (in millions)	$5,235.8		$2,860.8
Price/LTM Earnings per Share	52.2	x	21.5	x
Price/2010 Est. EPS	37.1	x	16.3	x
Price/2011 Est. EPS	26.6	x	15.7	x
Price/Tangible Book Value	137%		156%
Dividend Yield	4.40%		1.17%

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of Smithtown Bancorp’s common stock for the one-year period ended July 14, 2010. Sandler O’Neill also reviewed the relationship between the movements in the price of Smithtown Bancorp’s common stock and the movements in the prices of the Standard & Poor’s 500 Index, the NASDAQ Bank Index and the median performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill for Smithtown Bancorp. The composition of the peer group for Smithtown Bancorp is discussed under the relevant section under “Comparable Group Analysis” above.

Smithtown Bancorp’s One-Year Common Stock Performance
	Beginning Index Value July 14, 2009	Ending Index Value July 16, 2010
Smithtown Bancorp	0.0%	(63.3)%
Selected Peer Group (1)	0.0	(2.5)
S&P 500 Index	0.0	20.9
NASDAQ Bank Index	0.0	13.7

(1)	Refers to the Smithtown Bancorp peer group outlined in the Comparable Group Analysis section above.

Sandler O’Neill reviewed the history of the publicly reported trading prices of People’s United common stock for the one-year period ended July 14, 2010. Sandler O’Neill also reviewed the relationship between the movements in the price of People’s United common stock and the movements in the prices of the Standard & Poor’s 500 Index, the NASDAQ Bank Index and the median performance of a composite peer group of publicly traded commercial banks and thrifts selected by People’s United. The composition of the peer group for People’s is discussed under the relevant section under “Comparable Group Analysis” above.

People’s United One-Year Common Stock Performance
	Beginning Index Value July 14, 2009	Ending Index Value July 14, 2010
People’s United	0.0%	(8.3)%
Selected Peer Group (1)	0.0	37.2
S&P 500 Index	0.0	20.9
NASDAQ Bank Index	0.0	13.7

(1)	Refers to the People’s United peer group outlined in the Comparable Group Analysis section above.

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the present value per share of People’s United common stock through December 31, 2014. Sandler O’Neill based the analysis on People’s United projected earnings and dividend stream as derived from median analyst estimates for 2010 through 2012 and using the median publicly available analyst estimated long-term growth rate for 2013 through 2014. To approximate the terminal value of People’s United common stock at December 31, 2014, Sandler O’Neill applied price to forward earnings multiples of 14.0x to 24.0x and multiples of tangible book value ranging from 125% to 250%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.5% to 15.5%, which were selected to reflect different assumptions regarding desired rates of return of holders of People’s United common stock.

Earnings Per Share Multiples
Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
9.5%	$9.39	$10.38	$11.36	$12.34	$13.32	$14.31
10.5%	$9.02	$9.96	$10.90	$11.84	$12.78	$13.72
11.5%	$8.67	$9.57	$10.47	$11.37	$12.26	$13.16
12.5%	$8.34	$9.20	$10.06	$10.92	$11.78	$12.63
13.5%	$8.02	$8.85	$9.67	$10.49	$11.31	$12.13
14.5%	$7.72	$8.51	$9.30	$10.08	$10.87	$11.65
15.5%	$7.44	$8.19	$8.94	$9.70	$10.45	$11.20

Tangible Book Value Per Share Multiples
Discount Rate	125%	150%	175%	200%	225%	250%
9.5%	$10.75	$12.42	$14.10	$15.77	$17.45	$19.12
10.5%	$10.32	$11.92	$13.52	$15.12	$16.72	$18.32
11.5%	$9.91	$11.44	$12.97	$14.50	$16.02	$17.55
12.5%	$9.52	$10.98	$12.44	$13.91	$15.37	$16.83
13.5%	$9.15	$10.55	$11.95	$13.35	$14.75	$16.14
14.5%	$8.80	$10.14	$11.48	$12.82	$14.15	$15.49
15.5%	$8.46	$9.75	$11.03	$12.31	$13.59	$14.87

Sandler O’Neill also considered and discussed with the Smithtown Bancorp board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming People’s United net income varied from 25% above projections to 25% below projections. This analysis resulted in the following reference ranges of indicated per share values for People’s United common stock, using a discount rate of 12.58%:

Earnings Per Share Multiples
EPS Projection Change from Base Case	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
(25.0%)	$6.82	$7.46	$8.10	$8.74	$9.38	$10.03
(20.0%)	$7.12	$7.80	$8.49	$9.17	$9.86	$10.54
(15.0%)	$7.42	$8.14	$8.87	$9.60	$10.33	$11.05
(10.0%)	$7.72	$8.49	$9.26	$10.03	$10.80	$11.57
(5.0%)	$8.02	$8.83	$9.64	$10.45	$11.27	$12.08
0.0%	$8.32	$9.17	$10.03	$10.88	$11.74	$12.59
5.0%	$8.61	$9.51	$10.41	$11.31	$12.21	$13.11
10.0%	$8.91	$9.86	$10.80	$11.74	$12.68	$13.62
15.0%	$9.21	$10.20	$11.18	$12.16	$13.15	$14.13
20.0%	$9.51	$10.54	$11.57	$12.59	$13.62	$14.65
25.0%	$9.81	$10.88	$11.95	$13.02	$14.09	$15.16

Sandler O’Neill performed an analysis that estimated the present value per share of Smithtown Bancorp common stock for the period ending December 31, 2014, based on a common equity offering in the third quarter of 2010 at various offering amounts and prices. Management of Smithtown Bancorp provided the following financial projections as of June 25, 2010 for the years 2010-2013 for use in the present value analysis. Smithtown Bancorp does not as a matter of course publicly disclose detailed forecasts or internal financial projections (these projections are also subject to the disclosure regarding forward-looking statements under the heading “Information Regarding Forward-Looking Statements” beginning on page 26). The following financial projections were not prepared with a view toward public disclosure, but they are included in this proxy statement/prospectus because they were made available to Sandler O’Neill for the purpose of preparing the present value analysis. Therefore, the projections were also not prepared with a view toward complying with the published guidelines of the SEC regarding forecasts or in accord with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. Smithtown Bancorp’s independent auditors did not examine or express any opinion with respect to the projections. The internal financial projections do not take into account any circumstances occurring after the date they were prepared, and Smithtown Bancorp makes no representation that these projections are consistent with its current financial results or its currently anticipated future financial results.

The following financial projections do not, in and of themselves, assume that Smithtown Bancorp issued additional common stock in a common equity offering or received proceeds from that or any other capital raising activity. In other words, they represent a “baseline” and do not include the additional capital that would have been received if Smithtown Bancorp had actually completed a common equity offering in the third quarter of 2010 in any of the scenarios described below. However, the projections were specifically prepared for the Sandler O’Neill present value analysis, which was based on the premise that Smithtown Bancorp would be able to successfully complete a common equity offering to meet its obligations under the Consent Agreements and the Written Agreement. This was because the purpose of the present value analysis was not to compare various merger scenarios to the “status quo” at Smithtown Bancorp, but to compare them to a common equity offering, which was deemed to be the most likely “stand-alone” scenario under which Smithtown Bancorp could satisfy the requirements of the Consent Agreements and the Written Agreement.

Consequently, the financial projections were based on assumptions that management of Smithtown Bancorp determined to be consistent with the premise that Smithtown would be able to raise the additional capital contemplated by the present value analysis. Among other things, the projections assumed that there were no additional enforcement actions against Smithtown Bancorp or other changes to Smithtown Bancorp’s businesses, such as restrictions on asset growth, as a result of failure to meet its obligations under the Consent Agreements or the Written Agreement. There can be no assurance that these assumptions would have been true or that Smithtown Bancorp would have been able to raise additional capital. Therefore, the projections were estimates that could differ from future results for many reasons (and have differed materially in the case of the three months ended June 30, 2010) and are necessarily of limited usefulness other than for Sandler O’Neill’s present value analysis. The projections were also based on a significant improvement in asset quality in the coming years (corresponding to a decrease in net charge-offs from an estimated $81.25 million in 2010 to an estimated $30 million, $8 million and $6 million in 2011, 2012 and 2013, respectively), which was not guaranteed to occur, but which was a conservative approach that was designed not to under-value the “stand-alone” scenarios compared to the various merger scenarios.

Smithtown Bancorp Financial Projections

	As of June 30,	As of September 30,	As of December 31,
	2010	2010	2010	2011	2012	2013
(in thousands, except per share data)
Consolidated Balance Sheets:
Total cash and cash equivalents	$18,539	$18,539	$18,539	$21,320	$24,518	$28,196
Investment securities available for sale	223,504	229,651	235,392	271,289	384,553	595,095
Loans, net	1,938,283	1,886,319	1,844,355	1,794,389	1,892,425	2,088,459
Cash value of company owned life insurance	25,124	25,249	25,374	26,389	27,444	28,542
Total assets	2,302,935	2,272,192	2,241,047	2,240,785	2,469,134	2,895,810
Total deposits	1,812,589	1,787,589	1,762,589	1,762,589	1,972,589	2,432,589
Other borrowings	312,298	312,299	312,071	308,849	309,171	253,892
Subordinated debt	17,650	17,700	17,750	17,850	17,950	18,000
Total stockholders’ equity	105,343	99,548	93,581	94,009	109,138	127,826

	Three Months Ended		Year Ended December 31,
	June 30, 2010	September 30, 2010	2010	2011	2012	2013
Consolidated Statements of Income:
Total interest income	$29,211	$27,835	$114,864	$112,882	$120,421	$142,465
Total interest expense	11,344	10,643	43,635	44,309	48,610	60,516
Net interest income	17,867	17,192	71,229	68,573	71,811	81,949
Provision for loan losses	25,000	15,000	80,000	30,000	10,000	10,000
Net interest income after provision for loan losses	(7,133)	2,192	(8,771)	38,573	61,811	71,949
Total noninterest income	2,133	2,125	8,819	7,395	7,536	8,047
Total noninterest expense	12,497	13,232	52,487	45,939	47,099	52,308
Income (loss) before income taxes	(17,497)	(8,915)	(52,439)	29	22,248	27,688
Provision (benefit) for income taxes	876	(3,120)	(8,456)	10	7,787	9,691
Net income (loss)	(18,373)	(5,795)	(43,983)	19	14,461	17,997

	Three Months Ended		Year Ended December 31,
	June 30, 2010	September 30, 2010	2010	2011	2012	2013
Selected Financial Ratios and Other Data:
Return on average equity	(60.58)%	(20.01)%	(35.89)%	0.02%	14.24%	15.19%
Return on average assets	(3.19)%	(1.02)%	(1.89)%	0.00%	0.61%	0.67%
Tier 1 leverage ratio	5.52%	5.37%	5.10%	5.08%	5.64%	5.79%
Tier 1 risk based ratio	7.07%	6.80%	6.51%	6.47%	7.12%	7.49%
Total risk based ratio	9.28%	9.04%	8.78%	8.75%	9.34%	9.62%
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Diluted earnings (loss) per share	$(1.24)	$(0.39)	$(2.98)	$0.00	$0.94	$1.17
Basic earnings (loss) per share	$(1.24)	$(0.39)	$(2.98)	$0.00	$0.94	$1.17
Cash dividends declared per common share	—	—	—	—	—	—
Total cash dividends declared	—	—	—	—	—	—
Number of common shares outstanding	14,979,286	14,979,286	15,005,773	15,191,300	15,335,627	15,401,784

Sandler O’Neill’s present value analysis assumes a 3% yield on the net proceeds of the offering and a 5.25% underwriting discount. The analysis is based on the financial projections through 2013 as set forth in the table above, which were provided by management of Smithtown Bancorp, and an estimated long-term growth rate of 19% for the year ended December 31, 2014 (based on an estimated increase in earnings per share and estimated balance sheet growth in 2014), which was determined by Sandler O’Neill and discussed with management of Smithtown Bancorp. The analysis assumes no tax benefit for negative pre-tax income. Comparing the financial projections to estimates based on more limited near-term improvement in asset quality, Sandler O’Neill also assumed net charge-offs of $59 million in 2011, and, targeting a loan loss reserve/gross loan ratio of 1.75%, a corresponding provision expense of $55 million in 2011. To approximate the terminal value of Smithtown Bancorp’s common stock at December 31, 2014, Sandler O’Neill applied a price to forward earnings multiple of 12.0x and a multiple of tangible book value of 150%. The dividend income streams and terminal values were then discounted to present values using a discount rate of 15.55% chosen to reflect assumptions regarding required rates of return of holders or prospective buyers of Smithtown Bancorp common stock. The following tables illustrate the present value per share of Smithtown Bancorp common stock for the period ending December 31, 2014, based on a common equity offering in the third quarter of 2010 at various offering amounts and prices.

Earnings Per Share Multiple
Capital Raise Scenario	$50 Million Capital Raise		$75 Million Capital Raise		$100 Million Capital Raise
Offering Price	$ 2.00	$ 2.50	$ 2.00	$ 2.50	$ 2.00	$ 2.50
NPV Based on Projected EPS	$3.10	$3.54	$2.44	$2.83	$2.03	$2.38

Tangible Book Value Per Share Multiple
Capital Raise Scenario	$50 Million Capital Raise		$75 Million Capital Raise		$100 Million Capital Raise
Offering Price	$ 2.00	$ 2.50	$ 2.00	$ 2.50	$ 2.00	$ 2.50
NPV Based on Projected TBV	$2.86	$3.27	$2.53	$2.96	$2.33	$2.76

In its discussions with the Smithtown Bancorp board of directors, Sandler O’Neill noted that the discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed the terms of merger transactions announced from January 1, 2008 through July 14, 2010 involving nationwide public banks with announced transaction values greater than $15 million. Only one of these transactions, Toronto-Dominion Bank’s acquisition of The South Financial Group, involved a seller with NPAs/Assets greater than 4.5%. Given Smithtown Bancorp’s deteriorated asset quality (9.91% NPAs/Assets as of June 30, 2010), Sandler O’Neill deemed the South Financial acquisition to be the only comparable transaction to Smithtown Bancorp. Sandler O’Neill reviewed the following ratios and multiples: NPAs/Assets, transaction price to last twelve months earnings per share, transaction price to stated book value, transaction price to stated tangible book value and market price premium at announcement. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of the comparable transaction.

Comparable Transaction Multiples
	People’s United / Smithtown Bancorp	TD Bank /South Financial Group
NPAs/Assets	9.91%	4.53%
Transaction price/Last twelve months earnings per share	NM	NM
Transaction price/Book value	63%	10%
Transaction price/Tangible book value	66%	17%
Premium to market price one day prior to announcement	3.4%	(58.2)%

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger is completed at the end of the fourth quarter of 2010; (2) Smithtown Bancorp shares are exchanged for People’s United common stock for cash consideration of $4.00 per share (based on People’s United stated intention to repurchase all shares issued in the transaction); (3) pre-tax, pre-provision run-rate of approximately $8.5 million per quarter for Smithtown Bancorp; (4) publicly available median earnings estimates for People’s United for the years ending December 31, 2010 through December 31, 2011 and the median publicly available long-term growth rate for the years thereafter and in each case as confirmed with People’s United senior management; (5) purchase accounting adjustments, including a $192 million credit mark against Smithtown Bancorp’s loan portfolio in the aggregate, and additional marks on securities, FHLB borrowings, and jumbo CDS; (6) cost savings of 15% of Smithtown Bancorp’s first quarter 2010 annualized operating expenses, with 50% realized in the first full year; (7) deposit premium of 2.0% on total deposits, amortized over 10 years using a sum-of-the-year’s digits methodology; (8) 3.00% opportunity cost of cash; and (9) approximately $25.0 million in after-tax transaction costs and expenses associated with the merger, with 80% incurred in 2010.

For each of the years 2011 and 2012, Sandler O’Neill compared the earnings per share of People’s United common stock to the EPS, on a GAAP basis, of the combined company common stock using the foregoing assumptions. The following table sets forth the results of the analysis:

GAAP Basis Accretion / (Dilution)
2011 Estimated EPS	$0.09
2012 Estimated EPS	$0.10

The analyses indicated that the merger would be accretive to People’s United projected 2011 and 2012 EPS. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Pro Forma Capital Ratios. In completing its reverse due diligence on People’s United, Smithtown Bancorp inquired as to People’s United projected pro forma tangible common equity / tangible assets for the transaction with Smithtown Bancorp. People’s United noted that, concurrent with its merger with Smithtown Bancorp, it was pursuing a second acquisition. People’s United calculated and shared with Smithtown Bancorp a pro forma tangible common equity / tangible assets ratio giving effect to for both the Smithtown Bancorp transaction and the aforementioned second transaction of approximately 15.0%.

Sandler O’Neill’s Compensation and Other Relationships with Smithtown Bancorp and People’s United. Sandler O’Neill has acted as financial advisor to the board of directors of Smithtown Bancorp in connection with the merger and will receive a fee of $1,000,000 for its services, of which $850,000 is contingent upon completion of the merger. Smithtown Bancorp has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of its engagement. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s fairness opinion committee.

In the past two years, Sandler O’Neill served as placement agent for a private offering of Smithtown Bancorp common stock in 2008, book manager for a public offering of Smithtown common stock in 2009 and placement agent for a private offering of Bank of Smithtown subordinated notes and warrants to purchase Smithtown Bancorp common stock in 2009. For these services, Sandler O’Neill received a total of approximately $3.18 million in fees.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Smithtown Bancorp and People’s United and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Smithtown Bancorp or People’s United or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of Smithtown Bancorp’s Directors and Executive Officers in the Merger

In considering the recommendation of Smithtown Bancorp’s board of directors to vote “FOR” the approval of the merger agreement, Smithtown Bancorp stockholders should be aware that Smithtown Bancorp’s executive officers and members of Smithtown Bancorp’s board of directors may have interests in the transaction that are different from, or in addition to, the interests of Smithtown Bancorp stockholders generally. The independent members of Smithtown Bancorp’s board of directors were made aware of these differing interests and potential conflicts, and, except for a recently proposed retention award between Smithtown Bancorp’s chief financial officer and People’s United Bank, Smithtown Bancorp’s board of directors considered them, among other matters, in evaluating and negotiating the merger agreement and the merger and in recommending to the stockholders that the merger be approved.

Settlement of Executive Officer and Director Restricted Stock in the Merger

Smithtown Bancorp’s executive officers and directors participate in Smithtown Bancorp’s equity-based compensation plans and hold shares of restricted stock granted under the Smithtown Bancorp, Inc. Restricted Stock Plan (the “Restricted Stock Plan”) and the Smithtown Bancorp, Inc. 2007 Stock Compensation Plan (the “2007 Stock Compensation Plan”). The shares of restricted common stock are subject to vesting based on continued service of the executives and directors, whereby the restrictions lapse with respect to 20% of the shares awarded in a given year on December 31st of each year after the date of the award, commencing with the year the grant is made. Under the terms of the equity-based plans and award agreements, all shares of restricted stock will vest upon completion of the merger (or, for restricted stock granted under the Restricted Stock Plan, upon stockholder approval of the plan of merger), with the result that all such shares of restricted stock will become nonforfeitable shares of Smithtown Bancorp common stock. In the merger, each share of Smithtown Bancorp common stock will be cancelled and converted into cash or shares of People’s United common stock, on the same terms as all other shares of Smithtown Bancorp common stock.

As of June 30, 2010, the executive officers (as a group) held 79,221 shares of restricted stock and the directors (as a group) held 19,654 shares of restricted stock. The following table sets forth the value that each of the executive officers and directors would receive in the merger in exchange for the shares of Smithtown Bancorp common stock received as a result of the accelerated vesting of restricted stock in connection with the merger as described above. The valuation assumes an average closing price of People’s United common stock price of $[—] for the five trading days immediately prior to the closing date of the merger. The valuation also assumes that the tax withholding, if any, associated with the vesting of the restricted stock will be paid in cash and not through the surrender of shares of Smithtown Bancorp common stock in satisfaction of such tax withholding. The actual value of the merger consideration will depend on the average closing price of People’s United common stock for the five trading days immediately prior to the closing date of the merger.

	Outstanding Shares of Restricted Stock as of June 30, 2010	Estimated Value of Restricted Stock Vesting
Robert J. Anrig	2,117	$	[	—]
Christopher Becker	6,000		[	—]
Patricia C. Delaney	2,559		[	—]
George H. Duncan	2,300		[	—]
Anita M. Florek	3,617		[	—]
Patrick A. Given	2,559		[	—]
Hyukmun Kwon	2,559		[	—]
Bradley E. Rock	57,370		[	—]
John A. Romano	10,117		[	—]
Robert W. Scherdel	2,559		[	—]
Manny M. Schwartz	2,559		[	—]
Barry M. Seigerman	2,559		[	—]
Joseph M. Winters	2,000		[	—]

For a more detailed explanation of the treatment of Smithtown Bancorp restricted stock, see “The Merger Agreement—Smithtown Bancorp Warrants and Stock-Based Awards” beginning on page 67.

Change in Control Agreements

Smithtown Bancorp has entered into change in control agreements with Messrs. Anrig, Rock and Romano and Ms. Florek. If the executive is involuntarily terminated without “cause” (as defined in the agreements) or terminates his or her employment for “good reason” (as defined in the agreements) within 24 months (or, for Mr. Rock, within 36 months) following a change in control, such as the completion of the merger, the executive is entitled to: (i) an amount equal to three times the sum of the executive’s highest annual salary and highest annual bonus or similar cash incentive compensation paid in the three most recently completed years preceding the change in control; (ii) an amount equal to the contributions and benefits the executive would have received under any tax-qualified or non-qualified retirement plan for a three-year period, based on the amount received by the executive (or the accruals made on his or her behalf) during the most recently completed year preceding the executive’s termination; (iii) continued participation in welfare benefit plans for a period of three years following the qualifying termination (or, if such participation is not permissible, comparable coverage on an individual policy basis or, if such coverage is not available, a cash payment equivalent to the value of such coverage); and (iv) full vesting of outstanding restricted stock awards and other stock-based awards. The amounts described under clauses (i) and (ii) above will be paid in substantially equal monthly installments in accordance with Smithtown Bancorp’s normal payroll practices for a period of 36 months from the date of termination, subject to delay to the extent required by applicable tax law. Mr. Rock may also terminate his employment for any reason within one year following the change in control and receive the foregoing payments and benefits.

The following table sets forth the cash amount of the payments and benefits that each of the executive officers would receive under the change in control agreements (excluding the vesting of restricted stock, which is described above) if the merger were completed on October 31, 2010 and the executives experience a qualifying termination immediately thereafter. All amounts are shown before the deduction of any applicable withholding taxes.

	Cash Severance Payment	Cash Payment in Lieu of Tax- Qualified and Non-Qualified Retirement Benefit Contributions	Cash Value of Continued Welfare Benefits	Estimated Aggregate Change in Control Payments
Robert J. Anrig	$1,050,702	$149,814	$33,295	$1,233,811
Anita M. Florek	912,696	145,989	13,891	1,072,576
Bradley E. Rock	3,617,307	295,170	33,385	3,945,862
John A. Romano	992,121	151,767	33,325	1,177,213

In addition, the change in control agreements provide that if any payments, benefits or distributions made to an executive in connection with a change in control of Smithtown Bancorp become subject to the excise tax imposed by Section 4999 of the Code, then the payments will be increased so that after paying the excise tax, the executive retains the amounts listed above. Based on an analysis prepared by the consulting firm Amalfi Consulting at the direction of Smithtown Bancorp, Smithtown Bancorp has determined that each of the Smithtown Bancorp executive officers, who have change in control agreements, is expected to be subject to this excise tax in connection with the merger. Accordingly, based on this analysis, each of Messrs. Anrig, Rock and Romano and Ms. Florek would be entitled to an additional payment estimated at $523,857, $1,723,786, $528,941 and $456,636, respectively in respect of this excise tax. The Amalfi Consulting analysis was based on the following assumptions: the merger occurs on October 31, 2010; the price of Smithtown Bancorp common stock is $4.00 per share at the time of the merger; and each executive terminates employment with People’s United on October 31, 2010.

Mr. Becker, Smithtown Bancorp’s chief financial officer, is not party to a change in control agreement with Smithtown Bancorp. People’s United Bank expects to enter into a letter agreement with Mr. Becker providing for a lump sum payment of $180,000 if Mr. Becker remains employed through the closing of the merger.

Supplemental Executive Retirement Agreement

Mr. Rock is party to a supplemental executive retirement agreement, which is an unfunded non-qualified deferred compensation arrangement that provides for post-retirement lifetime benefits calculated based on final average base salary. Upon a termination of employment on or after age 60 (other than a termination for “cause” (as defined in the retirement agreement) or death), or a termination of employment because of disability before age 60, Mr. Rock is eligible to receive an annual benefit for life (commencing at age 60 if Mr. Rock’s employment terminates because of disability), with 15 years of payments guaranteed, equal to 70% of the final three year average base salary reduced by (i) 50% of the amount of his annual social security benefits and (ii) Smithtown Bancorp’s contributions on his behalf to certain tax-qualified and non-qualified retirement plans. Upon a termination of employment before age 60 (other than a termination for cause, death, disability, a termination without cause within 24 months of a change in control or a termination in connection with certain other bad acts), Mr. Rock is eligible to receive an early retirement lifetime benefit commencing at age 60, with 15 years of payments guaranteed, equal to the amount required to be accrued by Smithtown Bancorp under GAAP to account for benefits that may become payable under the retirement agreement. This annual benefit is paid in equal monthly installments. The retirement agreement also provides for a special death benefit which is equal to the normal retirement benefit with annual payments commencing immediately and lasting for 15 years.

If Mr. Rock’s employment is terminated either by him or by Smithtown Bancorp other than for “cause” within 24 months following a change in control (including the merger), he will receive a lump sum payment equal to the actuarial equivalent of the normal retirement benefit he would have otherwise received upon a termination of employment on or after age 60. The retirement benefit is calculated by projecting his final three year average base salary to age 60 at a 5% annual rate of increase and using other assumptions set forth in the retirement agreement. Payment will be made within three days of Mr. Rock’s termination, subject to delay to the extent required by applicable tax law.

If Mr. Rock’s employment terminates prior to his reaching age 60 other than for “cause” or on account of his death or disability and prior to any change in control, he would be entitled to receive the early retirement benefit described above, the estimated lump sum present value of which is equal to $4,849,155. However, if Mr. Rock’s employment terminates following the completion of the merger, he would be entitled to receive the change in control benefit described above, the lump sum present value of which is equal to $5,478,326. The calculation of these benefits is based on the following assumptions: Mr. Rock terminates employment with People’s United on October 31, 2010; a discount rate of 6%; and, for purposes of the calculation of the change in control benefit, the merger occurs on October 31, 2010. The actual value of the supplemental retirement benefit payable to Mr. Rock cannot be definitively determined until a triggering event occurs.

Executive Incentive Retirement Agreements

Messrs. Anrig, Rock and Romano and Ms. Florek are party to executive incentive retirement agreements that provide for an annual contribution by Smithtown Bancorp to each executive’s deferral account equal to up to 10% of executive’s base salary for the fiscal year prior to the contribution (the “Determination Year”), based upon Smithtown Bancorp’s return on equity in the Determination Year. Each of the executives is already fully vested in his or her respective account balance. Upon a termination at age 65 or at age 55 with 15 years of service, the executive’s account is distributed either in a lump sum or in equal monthly installments over 15 years, at the executive’s election, subject to delay to the extent required by applicable tax law.

Upon a termination after a change in control (including the completion of the merger), payment of 100% each executive’s respective account balance will be made in a lump sum cash payment no later than 60 days after the executive’s termination, subject to delay to the extent required by applicable tax law. The following table sets forth the amount of each executive officer’s vested account balance as of October 31, 2010:

Account Balance as of October 31, 2010
Robert J. Anrig	$328,047
Anita M. Florek	328,047
Bradley E. Rock	690,073
John A. Romano	274,225

Executive Deferred Compensation Plan

Messrs. Anrig, Rock and Romano and Ms. Florek each participate in a voluntary deferred compensation plan that allows participants to defer a portion of their compensation. Smithtown Bancorp may also make additional non-elective contributions on behalf of participants. All amounts contributed to the plan are fully vested.

Deferred amounts are generally paid upon a participant’s death, disability, separation from service or, if elected by a participant in accordance with the procedures established by Smithtown Bancorp, upon a change in control (including completion of the merger). Payment is made either in a lump sum or in installments over a five- or ten-year period as elected by the participant. Each of Messrs. Anrig, Rock and Romano and Ms. Florek elected to receive a lump sum distribution of their respective account balances upon a change in control, including the completion of the merger. The following table sets forth the amount of each executive officer’s vested account balance as of October 31, 2010:

Account Balance as of October 31, 2010
Robert J. Anrig	$105,975
Anita M. Florek	64,378
Bradley E. Rock	97,435
John A. Romano	218,349

Director Incentive Retirement Agreements

Messrs. Given, Rock, Scherdel, Schwartz and Seigerman and Ms. Delaney are party to director incentive retirement agreements that provide for an annual contribution by Smithtown Bancorp to each director’s deferral account equal to up to 25% of the director’s fees for the fiscal year prior to the contribution (the “Determination Year”), based upon Smithtown Bancorp’s return on equity in the Determination Year. Each of the directors is already fully vested in his or her respective account balance. Upon a termination at age 72, or at age 55 with 10 years of service, the director’s account is distributed either in a lump sum or in equal monthly installments over 10 years, at the director’s election.

Upon a termination of service after a change in control (including the completion of the merger), payment of 100% of each director’s respective account balance will be made in a lump sum cash payment and accelerated to a date no later than 60 days after the director’s termination of service. The following table sets forth the amount of each director’s vested account balance as of October 31, 2010:

Account Balance as of October 31, 2010
Patricia C. Delaney	$56,349
Patrick A. Given	81,865
Bradley E. Rock	22,320
Robert W. Scherdel	81,689
Manny M. Schwartz	75,639
Barry M. Seigerman	79,891

Directors’ Deferred Fee Plan

Messrs. Given, Kwon, Schwartz and Seigerman and Ms. Delaney each participate in a voluntary deferred compensation plan that allows directors to defer all or a portion of their fees. Smithtown Bancorp may also make additional non-elective contributions on behalf of directors. All amounts contributed to the plan are fully vested.

Deferred amounts are generally paid upon a director’s separation from service or, if elected by a participant in accordance with the procedures established by the Smithtown Bancorp, upon a change in control (including the completion of the merger). Payment is made either in a lump sum or in installments over a five- or ten-year period as elected by the director. Messrs. Kwon and Schwartz and Ms. Delaney elected to receive a lump sum distribution of their respective account balances upon a change in control (including completion of the merger), Mr. Given elected to receive a distribution of his account balance upon a change in control in ten annual installments and Mr. Seigerman elected to receive a distribution of his account balance upon a change in control in five annual installments. The following table sets forth the amount of each executive officer’s vested account balance as of October 31, 2010.

Account Balance as of October 31, 2010
Patricia C. Delaney	$111,175
Patrick A. Given	94,772
Hyukmun Kwon	138,361
Manny M. Schwartz	57,246
Barry M. Seigerman	88,876

Indemnification of Directors and Officers; Directors’ and Officers’ Liability Insurance

Under the terms of the merger agreement, People’s United has agreed that it will, following the completion of the merger, indemnify, defend, hold harmless and advance expenses to the present and former directors and officers of Smithtown Bancorp or any of its subsidiaries, and any such person presently or formerly serving at the request of Smithtown Bancorp or any of its subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or under or with respect to any employee benefit plan against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement and other liabilities incurred to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to Smithtown Bancorp’s and any relevant subsidiaries’ certificate of incorporation, bylaws or similar governing documents in effect on the date of the plan of merger.

The merger agreement also provides that, for a period of six years after completion of the merger, People’s United will use its reasonable best efforts to provide directors’ and officers’ liability insurance (including excess coverage) for the present and former officers and directors of Smithtown Bancorp or any of its subsidiaries with respect to claims against such directors and officers arising from facts or events occurring at or prior to the completion of the merger (including the transactions contemplated by the merger agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous in the aggregate, than Smithtown Bancorp’s current policy, subject to specified cost limitations.

People’s United’s Reasons for the Merger

People’s United’s reasons for entering into the merger agreement include:

•	the opportunity to extend People’s United’s footprint into the geographically contiguous markets of Long Island and New York City;

•	the opportunity to use Smithtown Bancorp’s branch network as a platform for further growth in People’s United’s retail and commercial lines of business; and

•	the opportunity to invest a portion of People’s United’s excess capital in a transaction expected to be immediately accretive to earnings.

The board of directors of People’s United unanimously approved the merger agreement after People’s United senior management discussed with the board of directors a number of factors, including those described above and the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of Smithtown Bancorp. The People’s United board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The People’s United board of directors viewed its position as being based on all the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

People’s United’s Board of Directors and Management after the Merger

The directors and officers of People’s United are not expected to change as a result of the merger. The directors and officers of People’s United immediately prior to the merger will continue to be the directors and officers of People’s United after completion of the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Smithtown Bancorp common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this proxy statement/prospectus.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Smithtown Bancorp common stock that hold their Smithtown Bancorp common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Smithtown Bancorp common stock in light of their individual circumstances or to holders of Smithtown Bancorp common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Smithtown Bancorp common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of Smithtown Bancorp common stock as compensation.

If a partnership or other entity taxed as a partnership holds Smithtown Bancorp common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income tax consequences will be as follows:

•	no gain or loss will be recognized by People’s United or Smithtown Bancorp as a result of the merger;

•

except with respect to U.S. holders who receive the entirety of their consideration in cash (discussed below under “—Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of People’s United Common Stock”), gain (but not loss) will be recognized by U.S. holders of Smithtown Bancorp common stock who receive shares of People’s United common stock and cash in exchange for shares of Smithtown Bancorp common stock pursuant to the merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the People’s United common stock and cash received by a U.S. holder of Smithtown Bancorp common stock exceeds such U.S. holder’s basis in its Smithtown Bancorp common stock and (ii) the amount of cash received by such U.S. holder of Smithtown Bancorp common stock (except with respect to any cash received instead of fractional share interests in People’s United common stock, which is discussed below under “—Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of People’s United Common Stock”);

•

the aggregate basis of the People’s United common stock received by a U.S. holder of Smithtown Bancorp common stock in the merger (including fractional shares of People’s United common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Smithtown Bancorp common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received instead of fractional share interests in People’s United common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of fractional share interests in People’s United common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Additional Considerations—Recharacterization of Gain as a Dividend”); and

•

the holding period of People’s United common stock received in exchange for shares of Smithtown Bancorp common stock (including fractional shares of People’s United common stock deemed received and redeemed as described below) will include the holding period of the Smithtown Bancorp common stock for which it is exchanged.

If a U.S. holder of Smithtown Bancorp common stock acquired different blocks of Smithtown Bancorp common stock at different times or at different prices, any gain will be determined separately with respect to each block of Smithtown Bancorp common stock, and the cash and shares of People’s United common stock received will be allocated pro rata to each such block of stock.

Completion of the merger is conditioned on, among other things, the receipt by Smithtown Bancorp and People’s United of legal opinions from Sullivan & Cromwell LLP and Simpson Thacher & Bartlett LLP, respectively, each dated as of the closing date of the merger, that for U.S. federal income tax purposes the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and on representation letters provided by Smithtown Bancorp and People’s United to be delivered at the time of closing. Although the merger agreement allows each of People’s United and Smithtown Bancorp to waive this condition to closing, neither People’s United nor Smithtown Bancorp currently anticipates doing so. Neither of the tax opinions will be binding on the Internal Revenue Service. Neither People’s United nor Smithtown Bancorp intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger, and there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Taxation of Capital Gain

Except as described under “—Additional Considerations—Recharacterization of Gain as a Dividend” below, gain that U.S. holders of Smithtown Bancorp common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Smithtown Bancorp common stock for more than one year as of the date of the merger. For U.S. holders of Smithtown Bancorp common stock that are non-corporate holders, long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%.

Additional Considerations—Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Smithtown Bancorp common stock (other than U.S. holders who receive the entirety of their consideration in cash) recognizes could be treated as dividend income rather than capital gain if (i) such U.S. holder is a significant stockholder of People’s United or (ii) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in People’s United after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of People’s United common stock rather than a combination of cash and shares of People’s United common stock in the merger. This could happen, for example, because of ownership of additional shares of People’s United common stock by such holder, ownership of shares of People’s United common stock by a person related to such holder or a share repurchase by People’s United from other holders of People’s United common stock. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Smithtown Bancorp common stock, including the application of certain constructive ownership rules, holders of Smithtown Bancorp common stock should consult their own tax advisor regarding the potential tax consequences of the merger to them.

Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of People’s United Common Stock

A U.S. holder of Smithtown Bancorp common stock who receives the entirety of his or her consideration in the form of cash will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her Smithtown Bancorp common stock. In addition, a U.S. holder of Smithtown Bancorp common stock who receives cash instead of a fractional share of People’s United common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by People’s United. As a result, such U.S. holder of Smithtown Bancorp common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Smithtown Bancorp common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

A U.S. holder of Smithtown Bancorp common stock who receives People’s United common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Smithtown Bancorp common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives People’s United common stock in the merger will be required to file a statement with such U.S. federal income tax return setting forth such holder’s basis in the Smithtown Bancorp common stock surrendered and the fair market value of the People’s United common stock and cash received in the merger. A “significant holder” is a holder of Smithtown Bancorp common stock, who, immediately before the merger, owned at least 5% of the outstanding stock of Smithtown Bancorp.

Accounting Treatment of the Merger

The merger will be accounted for using the purchase method of accounting with People’s United treated as the acquiror. Under this method of accounting, Smithtown Bancorp’s assets and liabilities will be recorded by People’s United at their respective fair values as of the closing date of the merger and added to those of People’s United. Any excess of purchase price over the net fair values of Smithtown Bancorp’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of Smithtown Bancorp’s net assets over the purchase price will be recognized in earnings as a bargain purchase gain by People’s United on the closing date of the merger. Financial statements of People’s United issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Smithtown Bancorp prior to the merger. The results of operations of Smithtown Bancorp will be included in the results of operations of People’s United beginning on the effective date of the merger.

Status of Regulatory Approvals and Other Information

Before Smithtown Bancorp and People’s United may complete the merger and the bank merger, they must obtain regulatory approval from, or give notice to, federal and state bank regulators, as summarized in the following paragraphs.

Office of Thrift Supervision. The merger of Bank of Smithtown with and into People’s United Bank must be approved by the Office of Thrift Supervision, which we refer to as the OTS, under the Bank Merger Act.

The OTS’s determination whether to approve the merger is subject to certain requirements. Specifically, in determining whether to approve a proposed merger, the OTS must take into consideration the financial and managerial resources and future prospects of the institutions involved in the merger and the convenience and needs of the community to be served. The OTS must consider the records of Bank of Smithtown and People’s United Bank of meeting the needs of the community under the Community Reinvestment Act of 1977, and it must take into consideration the conformity of the proposed merger to applicable law, regulation and supervisory policies.

The OTS may not approve any transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States. The OTS also may not approve a transaction that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. However, the OTS may approve any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweigh the anticompetitive effects of the proposed transaction.

Bank of Smithtown and People’s United Bank may not complete the transaction before 30 calendar days following the OTS’s approval of the transaction or, if the OTS has not received any adverse comments from the Attorney General of the United States concerning the competitive effect of the transaction, such shorter period of time as the OTS may permit that does not end sooner than 15 calendar days following the OTS’s approval. During this waiting period, the Attorney General may, but is not expected to, commence an action to stay the effectiveness of the OTS’s approval and prevent the transaction. The OTS or the Attorney General may challenge the transaction on competitive grounds, and may require People’s United to divest certain of its bank subsidiary’s branches in order to complete the transaction. The level of divestitures that the OTS and the Attorney General may require may be unacceptable. In addition, the OTS may require Bank of Smithtown to divest certain of its non-bank subsidiaries before Bank of Smithtown may be acquired or require Smithtown Bancorp to commit to divest such non-bank subsidiaries subsequent to the merger. Such divestitures could delay the date of completion of the merger or may diminish the benefits of the merger.

Federal Reserve Board. People’s United and People’s United Bank must obtain from the Federal Reserve Board a waiver from the application requirements of Section 3 of the Bank Holding Company Act before acquiring Smithtown Bancorp and Bank of Smithtown. The Federal Reserve Board may nevertheless require an application under Section 3 of the Bank Holding Company Act.

New York State Banking Board. People’s United Bank must submit to the Superintendent of Banks of the New York State Banking Department a copy of any application that it files with the OTS relating to the proposed transaction. The New York State Banking Department has advised People’s United that, based on its review of the relevant terms of the merger agreement and assuming the bank merger occurs simultaneously with the merger, it will not require People’s United to submit an application seeking approval from the New York State Banking Board for the merger or the bank merger.

Smithtown Bancorp and People’s United have filed all applications and notices and have taken or will take all other appropriate action with respect to any requisite approvals or other action of any governmental authority. The merger agreement provides that the obligation of each of Smithtown Bancorp and People’s United to complete the merger is conditioned upon the receipt of all requisite regulatory approvals, the giving of all required notices to regulatory agencies and the expiration of all waiting periods. There can be no assurance that any governmental agency will approve or take any required action with respect to the merger, and, if such approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to mutually consent to abandon the merger or that no action will be brought challenging such approvals or action, including a challenge by the Attorney General or, if such a challenge is made, the result of that challenge. Smithtown Bancorp and People’s United are not aware of any governmental approvals or actions that may be required for completion of the merger other than as described above. Should any other approval or action be required, Smithtown Bancorp and People’s United currently contemplate that such approval or action would be sought.

Conversion of Shares; Exchange of Certificates and Book-Entry Shares; Dividends; Withholding; Election

Conversion and Exchange of Shares. The conversion of Smithtown Bancorp common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As promptly as reasonably practicable after completion of the merger, the exchange agent will exchange certificates and book-entry shares representing shares of Smithtown Bancorp common stock for the merger consideration, without interest, to be received in the merger pursuant to the terms of the merger agreement. Mellon Investor Services LLC will be the exchange agent in the merger and will receive your form of election, exchange certificates and book-entry shares for the merger consideration and perform other duties as explained in the merger agreement.

If any People’s United shares are to be issued, or cash payment made, in a name other than that in which the Smithtown Bancorp stock certificates or book-entry shares surrendered in exchange for the merger consideration are registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new People’s United shares or the payment of the cash consideration in a name other than that of the registered holder of the Smithtown Bancorp stock certificate or book-entry shares surrendered, or must establish to the satisfaction of People’s United or the exchange agent that any such taxes have been paid or are not applicable.

Form of Election. The form of election and related transmittal materials are being mailed to Smithtown Bancorp stockholders separately following the mailing of this document. The form of election and related documents will allow you to make cash or stock elections or a combination of both. You will also be able to make a “no preference” election. This will have no effect on the type of merger consideration you receive. However, if you deliver certificates representing your Smithtown Bancorp shares in connection with making this election, the exchange agent will be able to process your exchange when the merger is complete without having to send you a second transmittal letter and wait for you to deliver your Smithtown Bancorp shares following completion of the merger.

The merger agreement provides that, unless otherwise agreed to by People’s United and Smithtown Bancorp, the election deadline will be 5:00 p.m., New York City time, on the later of the day of the Smithtown Bancorp special meeting and the date that the parties believe to be as near as practicable to five business days prior to the anticipated closing of the merger.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will accompany the form of election. Stockholders who hold their shares of Smithtown Bancorp common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Smithtown Bancorp common stock. Shares of Smithtown Bancorp common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though the holder had not made an election.

To make a valid election, each Smithtown Bancorp stockholder must submit a properly completed form of election, together with stock certificates (if applicable), so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. Neither People’s United nor the exchange agent is under any obligation to notify you of any defect in a form of election. A form of election will be properly completed only if accompanied by certificates representing all shares of Smithtown Bancorp common stock covered by the form of election and which are represented by certificates.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. If an election is revoked, or the plan of merger is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates. Smithtown Bancorp stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, if you have made elections (including “no preference” elections), you will be unable to revoke your elections or sell your shares of Smithtown Bancorp common stock during the interval between the election deadline and the date of completion of the merger.

Shares of Smithtown Bancorp common stock as to which the holder has made a valid “no preference” election will be deemed non-election shares. Shares of Smithtown Bancorp common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will also be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal. Together with the form of election and related transmittal materials, a letter of transmittal will be mailed to Smithtown Bancorp stockholders. This mailing will contain instructions on how to surrender shares of Smithtown Bancorp common stock in order to make a valid election regarding the form of merger consideration to be received. Promptly following completion of the merger, a letter of transmittal will be mailed to Smithtown Bancorp stockholders who did not make a valid election. This mailing will contain instructions on how to surrender shares of Smithtown Bancorp common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement. Holders of Smithtown Bancorp stock certificates that hold their shares in certificated form will be required to return, also with surrendered certificates, a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, to be entitled to receive the merger consideration pursuant to the terms of the merger agreement. However, holders of Smithtown Bancorp common stock who hold their shares in book-entry form (rather than through a certificate representing Smithtown Bancorp common stock) will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the merger consideration that the holder is entitled to receive pursuant to the terms of the merger agreement.

If you hold your shares in certificated form, do not submit your Smithtown Bancorp stock certificates for exchange now. You will receive transmittal instructions from the exchange agent at a later date. Please be sure to read and follow the transmittal instructions when you receive them.

If a certificate for Smithtown Bancorp common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and, if requested by People’s United or the exchange agent, appropriate and customary indemnification.

Fractional Shares. You will not receive fractional shares of People’s United common stock in connection with the merger. Instead, each holder of Smithtown Bancorp common stock exchanged in the merger who would otherwise have received a fraction of a share of People’s United common stock will receive cash (without interest) in an amount determined by multiplying the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Smithtown Bancorp common stock owned by such holder at the effective time of the merger) by the average closing price of People’s United common stock on the NASDAQ Global Select Market, as reported in the New York City edition of The Wall Street Journal or, if not reported therein, another authoritative source agreed between People’s United and Smithtown Bancorp, for the five trading days ending the day before the completion of the merger.

Dividends and Distributions. Until shares of Smithtown Bancorp common stock are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to shares of People’s United common stock into which Smithtown Bancorp common stock may have been converted will accrue but will not be paid. People’s United will pay to former Smithtown Bancorp stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their shares. At and after the effective time of the merger, there will be no transfers on the stock transfer books of Smithtown Bancorp of any Smithtown Bancorp shares. To the extent permitted by law, holders of Smithtown Bancorp common stock who receive People’s United common stock in the merger will be entitled to vote after the completion of the merger at any meeting of People’s United stockholders the number of whole shares of People’s United common stock into which their respective shares of Smithtown Bancorp common stock are converted, regardless of whether they have exchanged their certificates of Smithtown Bancorp common stock for certificates of People’s United common stock in accordance with the provisions of the merger agreement. However, beginning 30 days after the effective time of the merger, no such holder will be entitled to vote on any matter until the holder surrenders the certificates of Smithtown Bancorp common stock for exchange pursuant to the merger agreement.

Withholding. People’s United or the exchange agent will be entitled to deduct and withhold from the merger consideration otherwise payable to any Smithtown Bancorp stockholder the amounts it is required to deduct and withhold under the Code and the rules and regulations promulgated under the Code, or any provision of state, local or foreign tax law. To the extent that People’s United or the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders in respect of whom such deduction and withholding were made.

No Appraisal or Dissenters’ Rights

Under Section 910 of the NYBCL, stockholders may, under certain circumstances, exercise a right of dissent from certain limited corporate actions and obtain payment for the fair value of their shares. However, this right of dissent and appraisal under Section 910 of the NYBCL is not available to holders of Smithtown Bancorp common stock in connection with the merger. Section 910 of the NYBCL provides that stockholders do not have dissenters’ rights with respect to a merger if, on the record date, the stock held by such stockholders is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Because Smithtown Bancorp common stock is listed on the NASDAQ Global Select Market, Smithtown Bancorp stockholders will not have any appraisal or dissenters’ rights with respect to the merger.

Litigation Relating to the Merger

Five cases have been filed in the Supreme Court of the State of New York, Suffolk County, and one in the United States District Court, Eastern District of New York, on behalf of a putative class of Smithtown Bancorp stockholders against Smithtown Bancorp, Smithtown Bancorp’s directors and certain of its officers and People’s United challenging People’s United’s proposed acquisition of Smithtown Bancorp: Barry Brown v. Smithtown Bancorp, Inc., et al. (No. 026751/2010) was filed on July 20, 2010; Roger Sandford v. Smithtown Bancorp, Inc., et al. (No. 027408/2010) was filed on July 22, 2010; Gang Zhang v. Smithtown Bancorp, Inc., et al. (No. 027663/2010) was filed on July 26, 2010; Fitzsimmons, et al. v. Smithtown Bancorp, Inc., et al. (No. 028218/2010) was filed on August 2, 2010; and Kevin Brand v. Smithtown Bancorp, Inc., et al. (No. 028572/2010) was filed on August 4, 2010. Linda Martucci v. Rock et al. (CV No. 10-3997) was filed on September 1, 2010 in the United States District Court Eastern District of New York. The complaints allege that the individual defendants breached their fiduciary duties of loyalty, good faith, fair dealing, due care, candor, and full and fair disclosure in connection with the proposed acquisition by People’s United. The complaints allege that Smithtown Bancorp and People’s United aided and abetted the alleged fiduciary breaches by the individual defendants.

More specifically, the complaints allege that the individual defendants did not maximize stockholder value and agreed to deal protection devices that impermissibly limit their ability to pursue and accept any competing offer for Smithtown Bancorp. In addition, the Martucci complaint alleges that the preliminary proxy statement/prospectus filed by People’s United contains material misrepresentations and omissions in violation of the federal securities laws. The Martucci complaint alleges that the preliminary proxy statement/prospectus fails to disclose (i) the underlying methodologies, projections, key inputs and multiples relied upon and observed by Sandler O’Neill, the financial advisor retained by the Company; (ii) the process by which Sandler O’Neill was engaged and the relationship, if any, between Sandler O’Neill and any of the defendants in the Martucci complaint; (iii) the criteria used to select, and the nature of, the 14 potential strategic and financial buyers contacted by Sandler O’Neill as described in the background of the merger section of the preliminary proxy statement/prospectus and the reasons for the potential buyers’ lack of interest if provided; (iv) additional detail regarding the proposed alternatives of the Company as described in the background to the merger section of the preliminary proxy statement/prospectus, including the dilutive effects of the alternative transactions on the Company’s shareholders; (v) and the progress the Company has made under the Consent Agreements, including to improve credit administration and loan underwriting, and implementation of plans to reduce classified assets and the Company’s concentration in commercial real estate loans and to increase profitability.

The complaints seek, among other things, an order enjoining the defendants from proceeding with or consummating the transaction, other equitable relief, damages and attorneys’ fees. Smithtown Bancorp, People’s United and the individual defendants deny any wrongdoing in connection with the proposed merger and plan to vigorously defend against the claims.

Restrictions on Sales of Shares by Certain Affiliates

The shares of People’s United common stock to be issued in the merger will be freely transferable under the Securities Act of 1933, as amended, or the Securities Act, except for shares issued to any stockholder who is an “affiliate” of People’s United as defined by Rule 144 under the Securities Act. Affiliates consist of individuals or entities that control, are controlled by, or are under common control with People’s United and include the executive officers and directors of People’s United and may include significant stockholders of People’s United.

Stock Exchange Listing

Following the merger, the shares of People’s United common stock will continue to trade on the NASDAQ Global Select Market under the symbol “PBCT.”

Delisting and Deregistration of Smithtown Bancorp Common Stock after the Merger

When the merger is completed, the Smithtown Bancorp common stock currently listed on the NASDAQ Global Select Market will be delisted from the NASDAQ Global Select Market and will be deregistered under the Exchange Act.

THE MERGER AGREEMENT

This section of the document describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated herein by reference and attached as Annex A to this proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the full text of the merger agreement.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with New York and Delaware law, at the completion of the merger, Smithtown Bancorp will merge with and into People’s United. People’s United will be the surviving corporation in the merger and will continue its corporate existence under the laws of the State of Delaware. Upon completion of the merger, the separate corporate existence of Smithtown Bancorp will terminate.

Each share of People’s United common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of People’s United, and each share of Smithtown Bancorp common stock issued and outstanding at the effective time of the merger (other than shares owned directly by Smithtown Bancorp or People’s United) will be converted into the right, at the election of the holder of such share and subject to adjustment, to receive either cash or a fraction of a share of People’s United common stock, as described below. See “—Consideration to be Received in the Merger.”

The certificate of incorporation of People’s United will be the certificate of incorporation of the combined company, and the bylaws of People’s United will be the bylaws of the combined company. See “Comparison of Stockholder Rights” beginning on page 82.

The merger agreement provides that People’s United may change the method of effecting the business combination between People’s United and Smithtown Bancorp; however, no such change will alter or change the amount or kind of merger consideration to be provided under the merger agreement, materially impede or delay completion of the merger, adversely affect the anticipated tax consequences to Smithtown Bancorp stockholders in the merger, or result in the bank merger taking place at any time other than simultaneously with the merger.

Effective Time and Timing of Closing

The merger will be completed and become effective when People’s United files the certificate of merger with the Secretary of State of the State of Delaware and Smithtown Bancorp files the certificate of merger with the New York State Department of State. However, People’s United and Smithtown Bancorp may agree to a later time for completion of the merger and specify that time in the certificates of merger in accordance with Delaware and New York law. The closing of the merger will take place no later than on the fifth business day after the conditions to the merger have been satisfied or waived, or on such other date as People’s United and Smithtown Bancorp may agree.

People’s United and Smithtown Bancorp anticipate that the merger will be completed during the fourth quarter of 2010. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, People’s United and Smithtown Bancorp will obtain the required approvals or complete the merger.

Consideration to be Received in the Merger

Upon completion of the merger, each outstanding share of Smithtown Bancorp common stock will be converted into the right to receive, at the election of each holder of such share and subject to adjustment in the circumstances described below, either cash or shares of People’s United common stock. In the event of adjustment, Smithtown Bancorp stockholders may receive a portion of the merger consideration in a form other than that which they elected.

The implied value of the merger consideration will fluctuate with the market price of People’s United common stock and will be determined based on the average closing price of People’s United common stock on the NASDAQ for the five trading days ending the day before the completion of the merger. (You may contact Phoenix Advisory Partners, LLC, Smithtown Bancorp’s proxy solicitor, at (866) 351-1539 to obtain current information regarding the implied value of the merger consideration.) Whether a Smithtown Bancorp stockholder makes a cash election or a stock election, the value of the consideration that such stockholder will receive as of the date of completion of the merger will be substantially the same and will be based on the average People’s United closing price used to calculate the merger consideration. Holders of Smithtown Bancorp common stock may specify different elections with respect to different shares that they hold (for example, the owner of 100 shares of Smithtown Bancorp common stock can make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Set forth below is a table showing the consideration that a Smithtown Bancorp stockholder would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula if the actual average of the closing prices of People’s United common stock on the NASDAQ for the five trading days ending the day before the completion of the merger were equal to each of the hypothetical average closing prices shown in the table. The merger consideration formula reflected in the table below yields a per-share value for Smithtown Bancorp common stock equal to the sum of (a) $2.00 plus (b) 0.143 multiplied by the hypothetical average closing prices for People’s United common stock shown in the table. The stock consideration reflected in the table below is equal to the quotient obtained by dividing (x) the value determined in accordance with the preceding sentence by (y) the hypothetical average closing prices for People’s United common stock shown in the table. The table does not reflect the fact that cash will be paid instead of fractional shares. As described below, regardless of whether you make a cash election or a stock election, you may nevertheless receive cash, stock or a mix of cash and stock due to adjustment.

Hypothetical Five-Day Average Closing Price	Cash Election:		Stock Election: Stock Consideration per Share
	Cash Consideration per Share	OR	Fractional Shares of People’s United Common Stock(*)	Market Value(**)
$12.00	$3.72		0.310	$3.72
$12.25	$3.75		0.306	$3.75
$12.50	$3.79		0.303	$3.79
$12.75	$3.82		0.300	$3.82
$13.00	$3.86		0.297	$3.86
$13.25	$3.90		0.294	$3.90
$13.50	$3.93		0.291	$3.93
$13.75	$3.97		0.289	$3.97
$13.98 (***)	$4.00		0.286	$4.00
$14.00	$4.00		0.286	$4.00
$14.25	$4.04		0.284	$4.04
$14.50	$4.07		0.281	$4.07
$14.75	$4.11		0.279	$4.11
$15.00	$4.15		0.277	$4.15

*	Rounded to the nearest one thousandth.
**	Market value based on hypothetical five trading day average closing price on the NASDAQ of People’s United common stock.
***	Average closing price of People’s United common stock for five-day period ended July 14, 2010.

Based on the average closing sale price of People’s United common stock for the five trading day period ended on [—], the last practicable trading day before distribution of this proxy statement/prospectus, which was $[—], a Smithtown Bancorp stockholder would receive either $[—] in cash or [—] of a share of People’s United common stock in exchange for each share of Smithtown Bancorp common stock owned by that stockholder.

The examples above are illustrative only. The value of the merger consideration that Smithtown Bancorp stockholders actually receive will be based on the actual average closing price of People’s United common stock on the NASDAQ for the five trading days ending the day before the completion of the merger, as described below. The actual average closing price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of Smithtown Bancorp common stock may not be shown in the above table.

Smithtown Bancorp stockholders should return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are a Smithtown Bancorp stockholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash, shares of People’s United common stock or a mixture of cash and shares of People’s United common stock, based on what is available after giving effect to the valid elections made by other stockholders, as well as the adjustment described below.

Cash Election

The merger agreement provides that each Smithtown Bancorp stockholder who makes a valid cash election will have the right to receive, in exchange for each share of Smithtown Bancorp common stock held by such holder, an amount in cash equal to the Per Share Consideration (determined as described below), without interest, subject to proration and adjustment as described below. We refer to this cash amount as the cash consideration. For example, if the average of the closing prices of People’s United common stock on the NASDAQ for the five trading days ending the day before the completion of the merger is $14.00, the cash consideration would be $4.00.

The “Per Share Consideration” is the amount, rounded to the nearest whole cent, obtained by adding (A) $2.00 and (B) the product, rounded to the nearest one-thousandth, of 0.143 and the People’s United Closing Price.

The “People’s United Closing Price” is the average of the closing sale prices of People’s United common stock on the NASDAQ for the five trading days immediately preceding the completion date of the merger.

Stock Election

The merger agreement provides that each Smithtown Bancorp stockholder who makes a valid stock election will have the right to receive, in exchange for each share of Smithtown Bancorp common stock held, a fraction of a share of People’s United common stock equal to the Per Share Stock Consideration (determined as described below), subject to proration and adjustment as described below. We refer to such fraction of a share of People’s United common stock as the stock consideration. If the People’s United Closing Price (determined as described above) is $14.00, the stock consideration would be 0.286 of a share of People’s United common stock, and the value of the stock consideration would be approximately $4.00 based on the People’s United Closing Price.

The “Per Share Stock Consideration” is defined in the merger agreement as the quotient obtained by dividing the Per Share Consideration (determined as described above) by the People’s United Closing Price (determined as described above).

No fractional shares of People’s United common stock will be issued to any holder of Smithtown Bancorp common stock upon completion of the merger. For each fractional share that would otherwise be issued, People’s United will pay cash in an amount equal to the fraction multiplied by the People’s United Closing Price. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.

Non-Election Shares

If you are a Smithtown Bancorp stockholder and you make a valid “no preference” election, you do not make an election to receive cash or People’s United common stock in the merger, your elections are not received by the exchange agent by the election deadline, your forms of election are improperly completed and/or are not signed, or you do not send together with your forms of elections any certificates representing your shares of Smithtown Bancorp common stock, you will be deemed not to have made an “election.” Stockholders not making an election may be paid in cash, People’s United common stock or a mix of cash and shares of People’s United common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Smithtown Bancorp stockholders using the proration adjustment described below.

Proration

The total number of shares of People’s United common stock that will be issued in the merger would be approximately 2.1 million and the cash that would be paid would be approximately $30 million, based on the number of Smithtown Bancorp shares outstanding on July 15, 2010. If the number of shares of Smithtown Bancorp common stock outstanding increases or decreases prior to the date of completion of the merger, the aggregate number of shares of People’s United common stock to be issued in the merger and the aggregate amount of cash to be paid will be increased or decreased accordingly.

The cash and stock elections are subject to proration and adjustment to preserve the proportion of the aggregate number of shares of People’s United common stock to be issued to the aggregate cash consideration to be paid in the merger. As a result, even if you make an all cash election or an all stock election, you may nevertheless receive a mix of cash and stock consideration.

Adjustment if Stock Election is Oversubscribed

Cash may be paid to Smithtown Bancorp stockholders who make stock elections if the stock election is oversubscribed. The shares of Smithtown Bancorp common stock for which valid stock elections are made are known as the “stock election shares.” The number of shares of Smithtown Bancorp common stock that will be converted into shares of People’s United common stock in the merger is equal to the “stock conversion number,” which is equal to the aggregate number of Smithtown Bancorp shares to be exchanged in the merger minus the number obtained by dividing (x) the aggregate number of Smithtown Bancorp shares to be exchanged in the merger multiplied by $2.00 by (y) the Per Share Consideration. If the number of stock election shares is greater than the stock conversion number, the stock election is oversubscribed, in which case:

•

Smithtown Bancorp stockholders making a cash election, and those stockholders who failed to make valid elections, will receive merger consideration consisting only of cash for each share of Smithtown Bancorp common stock;

•

the exchange agent will allocate from among the stock election shares pro rata to the holders of those shares in accordance with their respective numbers of stock election shares, a sufficient number of stock election shares, referred to as “converted stock election shares,” so that the difference between (1) the number of stock election shares less (2) the number of the converted stock election shares equals as closely as practicable the stock conversion number, and each converted stock election share will be, as of the effective time of the merger, converted into the right to receive the cash consideration; and

•	each other stock election share that is not a converted stock election share will be converted into the right to receive the stock consideration.

Example A. Oversubscription of Stock Election

Assuming that:

•	the average price of People’s United’s common stock on the NASDAQ for the five trading days preceding the completion of the merger is $13.71,

•	there are 15,000,000 shares of Smithtown Bancorp issued and outstanding,

•	there are 10,000,000 stock election shares, and

•	no election is made with respect to all other outstanding shares,

then the stock conversion number is approximately 7,424,242 and a Smithtown Bancorp stockholder making a stock election with respect to 1,000 shares would receive the stock consideration with respect to 742 shares of Smithtown Bancorp common stock (1,000 x 7,424,242 ÷ 10,000,000) and the cash consideration with respect to the remaining 258 shares of Smithtown Bancorp common stock. Therefore, the Per Share Consideration would be $3.96 ($2.00 + (0.143 x $13.71)) and that Smithtown Bancorp stockholder would receive approximately 214 shares of People’s United common stock (742 x $3.96 ÷ $13.71) and approximately $1,021.68 in cash (258 x $3.96), which does not include cash that would be received for fractional shares.

Adjustment if Cash Election is Oversubscribed

People’s United common stock may be issued to Smithtown Bancorp stockholders who make cash elections if the cash election is oversubscribed. If the sum of stock election shares and non-election shares is less than the stock conversion number, the cash election is oversubscribed, in which case:

•	each stock election share will be converted into the right to receive the stock consideration;

•	each non-election share will be converted into the right to receive the stock consideration;

•

the exchange agent will allocate from among the shares with respect to which a valid cash election was made, referred to as “cash election shares,” pro rata to the holders of cash election shares in accordance with their respective numbers of cash election shares, a sufficient number of cash election shares so that the sum of that number, the number of all stock election shares, and the number of all non-election shares equals as closely as practicable the stock conversion number, and each such allocated cash election share, each referred to as a “converted cash election share,” will be converted into the right to receive the stock consideration; and

•	each cash election share that is not a converted cash election share will be converted into the right to receive the cash consideration.

Example B. Oversubscription of Cash Election

Assuming that:

•	the average price of People’s United’s common stock on the NASDAQ for the five trading days preceding the completion of the merger is $13.71,

•	there are 15,000,000 shares of Smithtown Bancorp issued and outstanding,

•	there are 10,000,000 cash election shares, and

•	no election is made with respect to all other outstanding shares,

then the stock conversion number is approximately 7,424,242. The Smithtown Bancorp stockholders that made no valid election would receive only stock consideration, which would leave approximately 2,424,242 shares that need to receive the stock consideration (7,424,242 - 5,000,000). A Smithtown Bancorp stockholder making a cash election with respect to 1,000 shares would receive the stock consideration with respect to approximately 242 shares of Smithtown Bancorp common stock (1,000 x 2,424,242 ÷ 10,000,000) and the cash consideration with respect to the remaining 758 shares of Smithtown Bancorp common stock. Therefore, the Per Share Consideration would be $3.96 ($2.00 + (0.143 x $13.71)) and that Smithtown Bancorp stockholder would receive approximately 70 shares of People’s United common stock (242 x $3.96 ÷ $13.71) and approximately $3,001.68 in cash (758 x $3.96), which does not include cash that would be received for fractional shares.

Adjustment if Neither the Stock Election Nor the Cash Election is Oversubscribed

If the stock election shares are less than the stock conversion number and the sum of stock election shares and non-election shares is greater than the stock conversion number, then neither the stock election nor the cash election is oversubscribed, in which case:

•	each stock election share will be converted into the right to receive the stock consideration;

•	each cash election share will be converted into the right to receive the cash consideration;

•

the exchange agent will allocate from among the shares with respect to which no valid election has been made, referred to as “non-election shares,” pro rata to the holders of non-election shares in accordance with their respective numbers of non-election shares, a sufficient number of non-election shares so that the sum of that number and the number of stock election shares equals as closely as practicable the stock conversion number, and each such allocated non-election share, each referred to as a “stock-selected non-election share,” will be converted into the right to receive the stock consideration; and

•	each non-election share that is not a stock-selected non-election share will be converted into the right to receive the cash consideration.

Adjustment if the Stock Election Equals the Stock Conversion Number

If the number of stock election shares is equal to the stock conversion number, the stock election is exact. If the stock election is exact, then:

•	a Smithtown Bancorp stockholder making a cash election will receive the cash consideration for each share of Smithtown Bancorp common stock as to which he or she made a cash election;

•	a Smithtown Bancorp stockholder making a stock election will receive the stock consideration for each share of Smithtown Bancorp common stock as to which he or she made a stock election; and

•

a Smithtown Bancorp stockholder who made no election or who did not make a valid election with respect to any of his or her shares will receive the cash consideration for each share of Smithtown Bancorp common stock for which he or she made no election or did not make a valid election.

Adjustment if the Cash Election is Exact

If the stock election shares are less than the stock conversion number and the sum of stock election shares and non-election shares is equal to the stock conversion number, then the cash election is exact, in which case:

•	each stock election share will be converted into the right to receive the stock consideration;

•	each non-election share will be converted into the right to receive the stock consideration; and

•	each cash election share will be converted into the right to receive the cash consideration.

Smithtown Bancorp Warrants and Stock-Based Awards

At the effective time of the merger, each outstanding warrant to purchase shares of Smithtown Bancorp common stock will remain outstanding pursuant to the terms of such warrant. After the completion of the merger, each such warrant will entitle the holder of such warrant to receive upon exercise of such warrant, in accordance with its terms, the stock consideration applicable to a share of Smithtown Bancorp common stock (without giving effect to any possible proration or adjustment, as described above).

All Smithtown Bancorp restricted stock awards made pursuant to the Restricted Stock Plan will vest upon approval of the merger agreement by the Smithtown Bancorp stockholders. All Smithtown Bancorp restricted stock awards made pursuant to the 2007 Stock Compensation Plan will vest immediately prior to the effective time of the merger. All of the shares related to the restricted stock awards under each plan will be treated as outstanding Smithtown Bancorp shares for all purposes under the merger agreement, including for purposes of the holders’ right to receive the same merger consideration as holders of all other outstanding shares of Smithtown Bancorp common stock are entitled to receive in the merger as described above under “—Consideration To Be Received in the Merger.”

Representations and Warranties

The merger agreement contains customary representations and warranties of People’s United and Smithtown Bancorp relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects and with the exception of the representation concerning the absence of a material adverse effect, which must be true and correct in all respects, no representation or warranty will be deemed untrue, and no party will be deemed to have breached a representation, as a consequence of the existence of any fact, circumstance, event, change, effect, development or occurrence unless that fact, circumstance, event, change, effect, development or occurrence, individually or when taken together with all other facts, circumstances, events, changes, effects, developments or occurrences inconsistent with any representation, has had or is reasonably likely to (i) prevent or materially impair the ability of the party making the representation to complete the merger, or (ii) is materially adverse to the business, financial condition or results of operations of the party making the representation and its subsidiaries, taken as a whole. In determining whether any such materially adverse effect has occurred with respect to clause (ii) above or is reasonably likely to occur, the parties will disregard effects to the extent attributable to or resulting from (1) changes after July 15, 2010 in laws, regulations or interpretations of laws or regulations generally affecting banks, savings associations or their holding companies, (2) changes in generally accepted accounting principles or regulatory accounting requirements generally affecting banks, savings associations or their holding companies, (3) events, conditions or trends in economic, business or financial conditions generally or affecting banks, savings associations or their holding companies generally (including changes in interest rates or securities ratings and changes in the markets for securities), (4) changes after July 15, 2010 in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (5) actions or omissions of People’s United or Smithtown Bancorp expressly required by the terms of the merger agreement, or (6) the announcement of the merger agreement or the transactions contemplated by the merger agreement. However, effects attributable to or resulting from any of the developments referred to in items (1) to (4) of the preceding sentence need not be excluded from the material adverse effect determination if such effect is materially disproportionately adverse to the business or financial condition or results of operations of the party making the representation or its ability to timely complete the merger, as compared to other banks, savings associations or their holding companies. The decrease in the trading or market price of a party’s capital stock will not be considered, by itself, to constitute a material adverse effect.

The merger agreement has been included to provide you with information regarding its terms. The merger agreement contains representations and warranties made by and to People’s United and Smithtown Bancorp. The statements embodied in those representations and warranties were made for purposes of the contract between People’s United and Smithtown Bancorp and are subject to important qualifications and limitations agreed to by People’s United and Smithtown Bancorp in connection with negotiating its terms. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from what may be viewed as material to stockholders or may have been used for the purpose of allocating risk between People’s United and Smithtown Bancorp rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

Each of People’s United and Smithtown Bancorp has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•

authority relative to execution and delivery of the merger agreement and the absence of conflicts with, violations of, or a default under organizational documents or other obligations as a result of the merger or the bank merger;

•	governmental filings and consents necessary to complete the merger;

•	the timely filing of regulatory reports, the absence of investigations by regulatory agencies and internal controls;

•	financial statements;

•	broker’s fees payable in connection with the merger;

•	the absence of events having, or reasonably likely to have, a material adverse effect;

•	legal proceedings;

•	the required vote, if any, of such party’s stockholders to complete the merger;

•	compliance with applicable laws; and

•	absence of agreements with regulatory agencies restricting the conduct of its business.

In addition, Smithtown Bancorp has made other representations and warranties about itself to People’s United as to:

•	approval by its board of directors of the merger agreement and the transactions contemplated by the merger agreement;

•	inapplicability of its shareholder rights plan (“poison pill”) to the merger;

•	the absence of undisclosed liabilities since December 31, 2009, other than in the ordinary course of business consistent with past practice;

•	tax matters;

•	employee matters and benefit plans;

•	matters relating to certain contracts;

•	real and personal property;

•	insurance matters;

•	environmental liabilities;

•	the receipt of a fairness opinion from its financial advisor;

•	intellectual property;

•	loan matters and allowances for loan losses;

•	transactions with affiliates;

•	labor matters;

•	the absence of appraisal rights;

•	trust business and fiduciary accounts;

•	compliance with the Community Reinvestment Act of 1977;

•	derivative instruments and transactions; and

•	the inapplicability of state takeover laws.

The representations and warranties of each of People’s United and Smithtown Bancorp will expire upon the effective time of the merger.

Conduct of Business Pending the Merger

Conduct of Business of Smithtown Bancorp Pending the Merger

Smithtown Bancorp has agreed in the merger agreement that, prior to the completion of the merger, except as expressly contemplated by the merger agreement and with certain other exceptions, it will not, and will cause each of its subsidiaries not to, without the prior written consent of People’s United (which consent People’s United will not unreasonably withhold, delay or condition), conduct its business and the business of its subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use commercially reasonable efforts to maintain and preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair or delay its ability to perform its obligations under the merger agreement or to complete the transactions contemplated by the merger agreement.

Smithtown Bancorp further has agreed that prior to the completion of the merger, except as expressly contemplated by the merger agreement and subject to certain exceptions, Smithtown Bancorp will not, and will cause each of its subsidiaries not to, among other things, undertake the following actions without the prior written consent of People’s United (which consent People’s United will not unreasonably withhold, delay or condition):

•	issue shares of its capital stock other than pursuant to the exercise of Smithtown Bancorp warrants or the exercise of other rights outstanding as of the date of the merger agreement;

•	make, declare or pay any dividends or other distributions on its capital stock or other equity interests, other than dividends on preferred stock of wholly-owned subsidiaries;

•	adjust, split, combine or reclassify any of its capital stock;

•	purchase, redeem or otherwise acquire any of its capital stock;

•

other than with certain exceptions, (i) enter into, amend, terminate or renew any employment, change of control, retention, consulting, severance or similar agreements or arrangements with any of its directors, officers, employees or independent contractors or those of its subsidiaries, (ii) grant any increase in, set aside assets to fund or accelerate the payment or vesting of, compensation or benefits, or (iii) pay or provide any compensation or benefits not required to be paid or provided either by applicable law or to satisfy contractual obligations under applicable benefit plans;

•	other than with certain exceptions, enter into, establish, adopt, terminate or amend any benefit plan, except as may be required by applicable law;

•

other than with respect to other real estate owned, sell, license, lease, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties, except for sales of loans and sales of investment securities, in each case in the ordinary course of business consistent with past practice;

•

make any acquisition or investment or make any material property transfers or material purchases of any debt securities, property or assets, other than in each case in the ordinary course of business consistent with past practice and with certain other exceptions;

•

adopt or implement any amendment to its certificate of incorporation, bylaws or similar governing documents or the governing documents of any of its subsidiaries, except as contemplated by the merger agreement or as required by law;

•

implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles, applicable regulatory accounting requirements or applicable law, in each case, as approved in writing by Smithtown Bancorp’s independent public accountants;

•

other than with certain exceptions, enter into, renew, extend or terminate material contracts, licenses, leases or broker agreements, or make any material change in any material contract, license, lease of broker agreement;

•	make or acquire any new loan, issue a commitment for any new loan receivable, or increase an existing loan, in each case meeting certain specific criteria;

•

settle any claim, action or proceeding against it, except for settlements that (i) involve only monetary remedies in the ordinary course of business consistent with past practice not in excess of $200,000 individually or $500,000 in the aggregate for all such settlements and (ii) will not create precedent for claims that are reasonably likely to be material to Smithtown Bancorp and its subsidiaries or, after the completion of the merger, People’s United and its subsidiaries;

•	waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

•

except as otherwise disclosed to People’s United on the date of the merger agreement, make any capital expenditures in excess of (i) $150,000 per project or related series of projects or (ii) $750,000 in the aggregate;

•

incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for the long-term indebtedness of any other person, other than deposits and similar liabilities in the ordinary course of business consistent with past practice and indebtedness of Smithtown Bancorp’s subsidiaries to Smithtown Bancorp;

•	enter into any securitizations of loans or create any special purpose funding or variable interest entity;

•

make, change or revoke any material tax election, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of taxes, change any material method of tax accounting, adopt or change any taxable year or period, enter into any closing agreement with respect to taxes, file any material amended tax return, settle or compromise any material claim for taxes or surrender any material claim for a refund of taxes;

•	enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies in any material respect;

•

other than in connection with foreclosure proceedings initiated prior to July 15, 2010, foreclose on or take a deed or title to any real estate other than single-family residential properties without having conducted within two years of the date of foreclosure an environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of the Comprehensive Environmental Response, Compensation and Liability Act, or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under environmental laws;

•

permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of, any branch office or other facility, or make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other facility;

•

other than with certain exceptions, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates of any of its officers or directors;

•

materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage-related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

•

make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or (ii) its hedging practices and policies;

•	introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

•

fail to use commercially reasonable efforts to take any action that is required by a written agreement or similar arrangement with any governmental entity charged with the supervision or regulation of financial institutions or willfully take any action that violates any such document, other than with respect to obligations to raise capital;

•	take any action or knowingly fail to take any action that would prevent, impede or delay the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•

take any action that is reasonably likely to result in (i) any of the conditions to the merger set forth below under the heading “Conditions to Complete the Merger” beginning on page 76 not being satisfied in a timely manner, (ii) a material violation of any provision of the merger agreement except, in each case, as may be required by applicable law or regulation or (iii) any of its representations and warranties being or becoming untrue in any material respect at any time prior to the completion of the merger; or

•	agree to, or make any commitment to, take any of the foregoing actions.

Conduct of Business of People’s United Pending the Merger

People’s United has agreed in the merger agreement that, prior to the completion of the merger, except as expressly contemplated by the merger agreement or as required by law, it will not, and will cause each of its subsidiaries not to, without the prior written consent of Smithtown Bancorp:

•	amend its certificate of incorporation or bylaws in a manner that would affect the holders of Smithtown Bancorp common stock adversely relative to other holders of People’s United common stock;

•	take any action or knowingly fail to take any action that would prevent, impede or delay the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

•

take any action that is reasonably likely to result in (i) any of the conditions to the merger set forth below under the heading “Conditions to Complete the Merger” beginning on page 76 not being satisfied in a timely manner, (ii) a material violation of any provision of the merger agreement except, in each case, as may be required by applicable law or regulation or (iii) any of its representations and warranties being or becoming untrue in any material respect at any time prior to the completion of the merger.

Stockholders’ Meeting and Duty to Recommend

Smithtown Bancorp has agreed to take in accordance with applicable law and its certificate of incorporation and bylaws all action necessary to convene a meeting of its stockholders, as promptly as practicable, to consider and vote upon the approval of the merger, as well as any other matters required to be approved by its stockholders for completion of the merger and, subject to the following paragraph, take all lawful action to solicit approval of the merger agreement by its stockholders.

Smithtown Bancorp’s board of directors has adopted resolutions recommending to its stockholders the approval of the merger agreement and its board of directors has agreed that it will recommend to the stockholders of Smithtown Bancorp the approval of the merger agreement. Notwithstanding the prior sentence, Smithtown Bancorp’s board of directors may withdraw, modify, condition, qualify in any manner adverse to People’s United or refuse to recommend the approval of the merger agreement or make any other public statement in connection with the meeting of its stockholders, or in reference to an acquisition proposal (as defined below), that is inconsistent with its recommendation of the approval of the merger agreement (we refer to any of the foregoing actions or statements as a change in recommendation), if (i) Smithtown Bancorp complies in all material respects with its non-solicitation obligations described under “—No Solicitation of Alternative Transactions” and (ii) Smithtown Bancorp’s board of directors determines, in good faith, after consultation with its outside legal advisors, that such action is required for the board of directors to comply with its fiduciary duties.

Notwithstanding any change in recommendation of Smithtown Bancorp’s board of directors, the merger agreement must be submitted to Smithtown Bancorp’s stockholders at its special meeting for the purpose of approving the merger agreement. However, if Smithtown Bancorp’s board of directors has effected a change in its recommendation, then it may submit the merger agreement to the Smithtown Bancorp’s stockholders without recommendation, in which event Smithtown Bancorp’s board of directors may communicate the basis for its lack of a recommendation to Smithtown Bancorp’s stockholders in the registration statement or an appropriate amendment or supplement to the registration statement to the extent required by applicable law.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, proposal or offer with respect to the following involving Smithtown Bancorp or Bank of Smithtown:

•	any merger, consolidation, share exchange, business combination or other similar transaction;

•

any sale, lease, exchange, pledge, transfer or other disposition of 20% or more of its consolidated revenues, net income, assets (including stock of its subsidiaries), liabilities or deposits in a single transaction or series of transactions;

•	any tender offer or exchange offer for, or other acquisition of, 20% or more of the outstanding shares of its capital stock; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the merger.

No Solicitation of Alternative Transactions

Smithtown Bancorp has agreed that, with the limited exceptions described below, neither it nor any of its subsidiaries nor any of its or their respective officers, directors or employees will, and it will direct and use all reasonable best efforts to cause its agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries not to:

•

initiate, solicit or encourage, directly or indirectly, any inquiries, proposals or offers (whether firm or hypothetical) with respect to any acquisition proposal or the making or implementation of any acquisition proposal;

•	engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal;

•	otherwise facilitate any effort or attempt to make or implement an acquisition proposal;

•	approve or recommend, or propose to approve or recommend, any acquisition proposal;

•

approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any acquisition proposal;

•

enter into any agreement or agreement in principle requiring, directly or indirectly, Smithtown Bancorp to abandon, terminate or fail to complete the merger with People’s United or breach its obligations under the merger agreement; or

•	propose or agree to do any of the foregoing.

However, prior to, but not after, the time when the approval of Smithtown Bancorp’s stockholders of the merger agreement is obtained and subject to Smithtown Bancorp taking the steps and making the required determinations described below:

•

Smithtown Bancorp may provide information in response to a request by a person who has made an unsolicited bona fide written acquisition proposal, if (i) Smithtown Bancorp has received from the person making the acquisition proposal an executed confidentiality agreement on terms at least as favorable to Smithtown Bancorp as those contained in the confidentiality agreement entered into with People’s United; and (ii) Smithtown Bancorp immediately discloses and, if applicable, provides copies of, any such information to People’s United to the extent not previously provided;

•	Smithtown Bancorp may engage or participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written acquisition proposal; and

•

after having complied with the applicable provisions of the merger agreement, Smithtown Bancorp’s board of directors may recommend or otherwise declare advisable or propose to recommend or declare advisable (publicly or otherwise) such an acquisition proposal or withdraw or modify in a manner adverse to People’s United, or propose to withdraw or so modify (publicly or otherwise), its recommendation in favor of the merger agreement and the transactions contemplated by the merger agreement, or otherwise effect a change in recommendation, but only if and to the extent that:

•

prior to taking any such action, Smithtown Bancorp’s board of directors determines, in good faith, after consultation with its outside legal advisors, that such action is required for Smithtown Bancorp’s board of directors to comply with its fiduciary duties;

•

prior to providing information or engaging or participating in discussions or negotiations, Smithtown Bancorp’s board of directors determines, in good faith, after consultation with its financial advisors and outside legal advisors, that such acquisition proposal either constitutes a superior proposal (as defined below) or is or is reasonably likely to result in a superior proposal; and

•

prior to effecting a change in recommendation, (i) Smithtown Bancorp’s board of directors determines, in good faith, after consultation with its financial advisors and outside legal advisors, that such acquisition proposal is a superior proposal after giving effect to all of the adjustments that may be offered by People’s United, (ii) Smithtown Bancorp has notified People’s United in writing, at least five business days in advance, that it intends to recommend or otherwise declare advisable such superior proposal or otherwise effect a change in recommendation, which notice shall state expressly that Smithtown Bancorp has received an acquisition proposal that its board of directors has determined is a superior proposal and that it intends to effect a change in its recommendation and the manner in which it intends to do so, and includes the identity of the person making such superior proposal and a copy (if in writing) and summary of the material terms of such superior proposal, and (iii) during such five business day period, and in any event, prior to effecting such change in recommendation, Smithtown Bancorp has negotiated, and has caused its financial and legal advisors to negotiate, with People’s United in good faith (to the extent People’s United desires to negotiate) to make adjustments to the terms and conditions of the transactions contemplated by the merger agreement proposed by People’s United so that the proposal ceases to constitute a superior proposal.

Smithtown Bancorp has also agreed to:

•

promptly (within 24 hours) advise People’s United, orally and in writing, of (i) the receipt by it of any acquisition proposal, any inquiry that could reasonably be expected to lead to an acquisition proposal, any material modification of or material amendment to any acquisition proposal and any request for nonpublic information relating to Smithtown Bancorp or any of its subsidiaries or for access to its or any of its subsidiaries’ properties, books or records by any person or entity that informs Smithtown

Bancorp’s board of directors or the board of directors of any of its subsidiaries that such person or entity is considering making, or has made, an acquisition proposal, (ii) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification or amendment to an acquisition proposal (including a copy of all material documentation and correspondence relating thereto) and (iii) the identity of the person making any such proposal or inquiry;

•	keep People’s United fully informed of any related developments, discussions and negotiations and the status and details of any such proposal or inquiry; and

•

use its reasonable best efforts to enforce any existing confidentiality, standstill or similar agreement relating to an acquisition proposal and not to waive or amend any provisions of any such agreement.

For purposes of the merger agreement, the term “superior proposal” means a bona fide written acquisition proposal to acquire, directly or indirectly, a majority of the total voting power of Smithtown Bancorp, which Smithtown Bancorp’s board of directors has determined in its good faith judgment, taking into account timing and all legal, financial and regulatory aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation),

•	is reasonably likely to be consummated in accordance with its terms and,

•	if consummated, would result in a transaction more favorable to Smithtown Bancorp’s stockholders from a financial point of view than the merger with People’s United.

Employee Matters

People’s United has agreed that it will, from and after the completion of the merger, assume and comply with the employee benefit plans, and People’s United has agreed to assume, honor and perform the obligations of Smithtown Bancorp and its subsidiaries under such plans and agreements in accordance with their terms. People’s United will:

•

for at least one year following the completion of the merger, provide then current employees of Smithtown Bancorp and its subsidiaries with base salary, wages, or commission rates that are at least at the same levels as the base salary, wages or commission rates in effect with respect to such employees on the date of the merger agreement and with employee benefits (excluding any defined benefit pension and equity-based compensation and benefits) that are no less favorable, in the aggregate, than those provided by Smithtown Bancorp and its subsidiaries on the date of the merger agreement;

•

for the fiscal years ending December 31, 2010 and December 31, 2011, provide then current employees of Smithtown Bancorp and its subsidiaries with annual cash incentive compensation opportunities that are equal to the annual cash incentive compensation opportunities provided by People’s United to its similarly situated employees from time to time; and

•

until the second anniversary of the completion of the merger, provide severance benefits that are equal to the severance benefits provided by People’s United to its similarly situated employees from time to time.

People’s United has further agreed that it will:

•

cause each employee benefit plan or program or service-based policy of People’s United and its subsidiaries in which employees of Smithtown Bancorp and its subsidiaries are eligible to participate to give credit for all years of service with Smithtown Bancorp or any of its subsidiaries and their predecessors prior to the completion of the merger for the purpose of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan that would result in duplication of benefits) and levels of benefits thereunder,

•

cause any and all pre-existing condition limitations (to the extent that such limitations did not apply to a pre-existing condition under comparable benefit plans) and eligibility waiting periods under group health plans of People’s United and its subsidiaries to be waived with respect to employees of Smithtown Bancorp and its subsidiaries who remain as employees of People’s United or its subsidiaries (and their eligible dependents),

•

cause to be credited any co-payments, deductibles or out-of-pocket expenses incurred by employees of Smithtown Bancorp and its subsidiaries and their beneficiaries and dependents during the portion of the calendar year prior to their participation in People’s United’s or its subsidiaries’ health plans with the objective that there be no double-counting during the year in which the completion of the merger occurs of such co-payments, deductibles or out-of-pocket expenses, and

•

assume and honor, or to cause to be assumed and honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, current and former employees of Smithtown Bancorp and its subsidiaries, including any benefits or rights arising as a result of the transactions contemplated by the merger agreement (either alone or in combination with any other event).

People’s United has acknowledged that the completion of the merger will constitute a “change in control” of Smithtown Bancorp for the purposes of all Smithtown Bancorp benefit plans.

Additional Agreements

People’s United and Smithtown Bancorp have also agreed to use their reasonable best efforts in good faith to take all actions, and to do all things necessary, proper or desirable, or advisable under applicable laws, to

•	permit completion of the merger and the bank merger as soon as practicable and

•

otherwise enable completion of the transactions contemplated by the merger agreement, including the completion of the bank merger simultaneously with the merger, and will cooperate fully with the other party to that end.

The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters, the obtaining of required governmental and third party consents and approvals and public announcements.

Conditions to Complete the Merger

Conditions to Both Parties’ Obligations. The obligations of People’s United and Smithtown Bancorp to complete the merger are subject to the fulfillment, or written waiver by both parties prior to the completion of the merger, of each the following conditions:

•	the approval of the merger agreement by Smithtown Bancorp stockholders;

•

the expiration or termination of all statutory waiting periods applicable to the completion of the merger and the bank merger, the making of all notices, reports and other filings required to be made prior to the completion of the merger and the bank merger by People’s United or Smithtown Bancorp or any of their respective subsidiaries with any governmental entity in connection with the completion of the merger and the bank merger, and the obtaining of all regulatory consents, registrations, approvals, permits and authorizations required prior to the completion of the merger and the bank merger by People’s United or Smithtown Bancorp or any of their respective subsidiaries from any governmental entity in connection with the completion of the merger and the bank merger unless the failure to obtain any such consent or approval would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on People’s United (assuming that People’s United were an entity the size of Smithtown Bancorp in term of financial metrics) or Smithtown Bancorp;

•

the absence of any law, statute, rule, regulation, judgment, decree, injunction or other order enacted, issued, promulgated, enforced or entered by any United States or state court or other governmental entity of competent jurisdiction that is in effect and prohibits or makes illegal completion of the merger or the bank merger; and

•

the effectiveness of the registration statement with respect to the People’s United common stock to be issued in the merger under the Securities Act and the absence of any stop order suspending the effectiveness of the registration statement or proceedings initiated or threatened by the Securities and Exchange Commission or any other governmental entity for that purpose;

Conditions to Each Party’s Obligations. The obligations of each party to complete the merger are also subject to the fulfillment, or the written waiver by the other party, of the following conditions:

•

the other party’s representations and warranties in the merger agreement being true and correct, subject to the materiality standard contained in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement; and

•

the receipt by the party of a legal opinion from its counsel, dated the closing date, to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section  368(a) of the Code.

Termination of the Merger Agreement

General

The merger agreement may be terminated at any time prior to the completion of the merger by mutual consent of People’s United and Smithtown Bancorp, by action of their respective boards of directors, whether or not the stockholders of Smithtown Bancorp have adopted and approved the merger agreement. In addition, the merger agreement may be terminated at any time prior to the completion of the merger by action of the board of directors of either People’s United or Smithtown Bancorp if:

•	any governmental entity that must grant a requisite regulatory approval denies approval of the merger or the bank merger and such denial becomes final and non-appealable;

•	any governmental entity has issued a final non-appealable order permanently restraining, enjoining or otherwise prohibiting completion of the merger or the bank merger;

•

there has been a breach of any representation, covenant or agreement made by the other party in the merger agreement, that would prevent satisfaction by the other party of the relevant closing condition and the breach is not curable on or before July 15, 2011 or, if curable, is not cured within 30 days after written notice of the breach (and the terminating party is not then in material breach of any representation, warranty, covenant or agreement);

•

the merger is not completed on or before July 15, 2011, provided that neither People’s United nor Smithtown Bancorp may terminate the merger agreement for this reason if its failure to perform its obligations under the merger agreement has resulted in the failure of the merger to occur on or before that date; or

•	Smithtown Bancorp stockholders fail to approve the merger agreement at the Smithtown Bancorp special meeting or at any adjournment or postponement thereof.

The merger agreement may also be terminated by People’s United if:

•

(i) Smithtown Bancorp’s board of directors submits the merger agreement to its stockholders without a recommendation for approval, otherwise withdraws or modifies (or publicly discloses its intention to withdraw or modify) its recommendation of the merger in any manner adverse to People’s United, or approves, recommends, or otherwise declares advisable or proposes to or publicly discloses its intention to approve, recommend or declare advisable an acquisition proposal other than the merger with People’s United, or otherwise effects a change in recommendation, (ii) Smithtown Bancorp materially breaches its “non-solicitation” obligations in any respect adverse to People’s United or (iii) Smithtown Bancorp materially breaches its obligations to call, give notice of, convene and hold a meeting of Smithtown Bancorp stockholders; or

•

a tender offer or exchange offer for 15% or more of the outstanding Smithtown Bancorp common stock is commenced and Smithtown Bancorp’s board of directors recommends that Smithtown Bancorp’s stockholders tender their shares or otherwise fails to recommend that Smithtown Bancorp’s stockholders reject such tender offer or exchange offer within ten business days of the commencement of the offer.

Effect of Termination

In the event that the merger agreement is terminated as described above, the merger agreement will become void and none of People’s United, Smithtown Bancorp, any of their respective directors, officers, employees, agents, legal and financial advisors or other representatives will have any liability under the merger agreement, except that:

•	both People’s United and Smithtown Bancorp will remain liable for any willful and material breach of the merger agreement (other than liability for punitive damages); and

•

designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information, and, if applicable, the termination fee described below, will survive the termination.

Termination Fee

The merger agreement provides that Smithtown Bancorp will be required to pay a termination fee of $2,400,000 to People’s United if the merger agreement is terminated by People’s United in the following circumstances:

•

if (i) Smithtown Bancorp’s board of directors submits the merger agreement to its stockholders without a recommendation for approval, otherwise withdraws or modifies (or publicly discloses its intention to withdraw or modify) its recommendation of the merger in any manner adverse to People’s United, or approves, recommends, or otherwise declares advisable or proposes to or publicly discloses its intention to approve, recommend or declare advisable an acquisition proposal other than the merger with People’s United, or otherwise effects a change in recommendation, (ii) Smithtown Bancorp materially breaches its “non-solicitation” obligations in any respect adverse to People’s United, or (iii) Smithtown Bancorp materially breaches its obligations to call, give notice of, convene and hold a meeting of Smithtown Bancorp stockholders; or

•

if a tender offer or exchange offer for 15% or more of the outstanding Smithtown Bancorp common stock is commenced and Smithtown Bancorp’s board of directors recommends that Smithtown Bancorp’s stockholders tender their shares or otherwise fails to recommend that Smithtown Bancorp’s stockholders reject such tender offer or exchange offer within ten business days of the commencement of the offer.

The merger agreement also provides that Smithtown Bancorp will be required to pay a termination fee of 20% of $2,400,000 (or $480,000) in the following circumstances:

•

if People’s United terminates the merger agreement because there has been a breach of any representation, covenant or agreement made by Smithtown Bancorp in the merger agreement that would prevent satisfaction by Smithtown Bancorp of the relevant closing condition and the breach is not curable on or before July 15, 2011 or, if curable, is not cured within 30 days after written notice of the breach (and People’s United is not then in material breach of any representation, warranty, covenant or agreement) and an acquisition proposal has been publicly announced or otherwise communicated or made known to Smithtown Bancorp’s senior management or board of directors (or any person has publicly announced an intention to make an acquisition proposal) at any time prior to such termination;

•

if either party terminates the merger agreement due to the failure of Smithtown Bancorp’s stockholders to approve the merger agreement at the Smithtown Bancorp special meeting or at any adjournment or postponement thereof and an acquisition proposal has been publicly announced or otherwise communicated or made known to Smithtown Bancorp’s senior management or board of directors (or any person has publicly announced an intention to make an acquisition proposal) at any time prior to the Smithtown Bancorp special meeting; or

•

if either party terminates the merger agreement because the merger was not completed on or before July 15, 2011, without a vote of the Smithtown Bancorp’s stockholders at the Smithtown Bancorp special meeting having occurred, and an acquisition proposal has been publicly announced or otherwise communicated or made known to Smithtown Bancorp’s senior management or board of directors (or any person has publicly announced an intention to make an acquisition proposal) at any time prior to such termination.

In addition, under any of the circumstances described above in which Smithtown Bancorp is required to pay a termination fee of 20% of $2,400,000 (or $480,000), if Smithtown Bancorp or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any acquisition proposal, within 18 months following any such termination, then Smithtown Bancorp has agreed to pay the remaining 80% of the $2,400,000 termination fee (or $1,920,000) on the date of such execution or consummation. For purposes of determining whether the termination fee is payable as described in this paragraph, the term acquisition proposal has the meaning described above under “—Stockholders’ Meeting and Duty to Recommend,” except that the references to “20% or more” in the definition of acquisition proposal will be deemed to be references to “40% or more.”

Amendment, Waiver and Extension of the Merger Agreement

Amendment

Subject to applicable law, at any time prior to the completion of the merger, People’s United and Smithtown Bancorp may modify or amend the merger agreement, by written agreement executed and delivered by their duly authorized officers.

Waiver

The conditions to the obligations of each of People’s United and Smithtown Bancorp to complete the merger may be waived by each party as a whole or in part to the extent permitted by applicable law.

Fees and Expenses

Except with respect to the termination fee described under “—Termination of the Merger Agreement—Termination Fee,” each party will bear all expenses incurred by it in connection with the merger agreement and the transactions contemplated by the merger agreement, except that People’s United will bear and pay the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with copying, printing and distributing the registration statement and this proxy statement/prospectus for the approval of the merger.

Specific Performance

People’s United and Smithtown Bancorp have agreed that they are each entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, in addition to any other remedy at law or in equity.

DESCRIPTION OF PEOPLE’S UNITED CAPITAL STOCK

The following summary is a description of the material terms of People’s United’s capital stock and should be read in conjunction with the section entitled “Comparison of Stockholder Rights” beginning on page 82. This summary is not meant to be complete and is qualified by reference to the applicable provisions of the Delaware General Corporation Law, which we refer to as the DGCL, and the amended and restated certificate of incorporation of People’s United and the amended and restated bylaws of People’s United. You are urged to read those documents carefully. Copies of the amended and restated certificate of incorporation of People’s United and the amended and restated bylaws of People’s United are incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

General

People’s United’s authorized capital stock consists of 1,950,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Upon completion of the merger, People’s United would have approximately [—] shares of common stock issued and outstanding. This amount, which may vary as of the actual closing date, was calculated by adding the aggregate number of shares of People’s United common stock expected to be issued in the merger (approximately [—] million, based on the number of shares of Smithtown Bancorp common stock outstanding on [—], 2010) to the [—] shares of People’s United common stock issued and outstanding as of [—], 2010.

Common Stock

Holders of People’s United common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by the board of directors. The board of directors’ right to declare dividends will be subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and People’s United’s legal ability to make certain other payments. People’s United’s board of directors may fix the dividend rights and rates of preferred stock when it is issued.

Each holder of People’s United common stock is entitled to one vote for each share held on each matter submitted for stockholder action. People’s United common stock has no preferences, preemptive rights, cumulative voting rights, conversion rights or redemption provisions.

In the event of People’s United’s liquidation, dissolution or winding up, the holders of People’s United’s common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities, all of People’s United’s assets available for distribution.

If People’s United issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

All outstanding shares of People’s United common stock are, and shares to be issued in the merger will be, when issued, fully paid and nonassessable.

Preferred Stock

People’s United’s board of directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series, and to prescribe the designation, powers, relative preferences and rights of the shares of each series and the qualifications, limitations, or restrictions of the shares of each series. This authorization includes the right to fix the designation of the series and the number of shares in it, dividend rates and rights, voting rights, conversion rights, redemption rights, sinking fund provisions, liquidation rights and any other relative rights, preferences, and limitations. As of [—], 2010, there were no shares of People’s United preferred stock issued and outstanding.

The issuance of shares of People’s United preferred stock could adversely affect the availability of earnings for distribution to the holders of People’s United common stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of People’s United is Mellon Investor Services LLC. The common stock is listed on the NASDAQ Global Select Market under the symbol “PBCT.”

Restrictions on Ownership

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners’ Loan Act provides that no company may acquire “control” of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by a holder that, among other things, acquires more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated “control factors” are also present in the acquisition.

These restrictions do not apply to the acquisition of a savings institution’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

COMPARISON OF STOCKHOLDER RIGHTS

People’s United is incorporated under the laws of the State of Delaware and Smithtown Bancorp is incorporated under the laws of the State of New York. Upon completion of the merger, the certificate of incorporation and bylaws of People’s United in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company. Consequently, the rights of Smithtown Bancorp stockholders who receive shares of People’s United common stock as a result of the merger will be governed by Delaware law, People’s United’s second amended and restated certificate of incorporation, which we refer to as the certificate of incorporation of People’s United, and People’s United’s fourth amended and restated bylaws, which we refer to as the bylaws of People’s United. The following discussion summarizes certain material differences between the rights of holders of Smithtown Bancorp common stock and People’s United common stock resulting from the differences in their governing documents and New York and Delaware law.

This discussion does not purport to be a complete statement of the rights of holders of People’s United common stock under applicable Delaware law, People’s United’s certificate of incorporation and People’s United’s bylaws or the rights of holders of Smithtown Bancorp common stock under applicable New York law, Smithtown Bancorp’s amended certificate of incorporation, which we refer to as the certificate of incorporation of Smithtown Bancorp, and Smithtown Bancorp’s amended and restated bylaws, which we refer to as the bylaws of Smithtown Bancorp, and is qualified in its entirety by reference to the governing corporate documents of People’s United and Smithtown Bancorp and applicable law. See “Where You Can Find More Information” beginning on page 199.

Capital Stock

People’s United. People’s United’s certificate of incorporation authorizes 1,950,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of [—], 2010, there were [—] shares of People’s United common stock and no shares of People’s United preferred stock issued and outstanding.

Smithtown Bancorp. Smithtown Bancorp’s certificate of incorporation authorizes 35,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of [— ], 2010, there were [—] shares of Smithtown Bancorp common stock and no shares of Smithtown Bancorp preferred stock issued and outstanding.

Board of Directors

People’s United. The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors. The certificate of incorporation or bylaws of a corporation may fix the number of directors. People’s United’s certificate of incorporation provide that the number of directors shall be determined only by resolution of the board of directors, but shall not be less than five nor more than 15 directors. People’s United currently has 10 directors. People’s United’s board of directors is divided into three classes, with each class comprising as near as possible to one-third of the total number of directors. All the directors of a particular class are elected in the same year for a three-year term of office; only one class of directors is up for election in any particular year.

Smithtown Bancorp. New York law states that the board of directors must consist of one or more directors. The number of directors constituting the board may be fixed by the bylaws, or by action of the stockholders or of the board under the specific provisions of a bylaw adopted by the stockholders. Smithtown Bancorp’s bylaws provide that the board of directors shall consist of nine members. Smithtown Bancorp’s board of directors is divided into three classes of three members each. All the directors of a particular class are elected in the same year for a three-year term of office; only one class of directors is up for election in any particular year.

Removal of Directors

People’s United. As described above under “—Board of Directors,” People’s United has a classified board of directors. Under the DGCL, unless the certificate of incorporation provides otherwise, in a corporation with a classified board of directors any director or the entire board of directors may be removed only for cause and by the holders of a majority of the shares then entitled to vote at an election of directors. People’s United’s certificate of incorporation provides that a director may be removed prior to the expiration of his or her term only for cause and upon the affirmative vote of at least two-thirds of the outstanding shares of voting stock. No director can be removed without cause.

Smithtown Bancorp. As described above under “—Board of Directors,” Smithtown Bancorp has a classified board of directors. New York law states that, subject to certain conditions, any or all of the directors may be removed for cause by vote of the stockholders, and, if the certificate of incorporation or the specific provisions of a bylaw adopted by the stockholders so provides, directors may be removed by action of the board of directors. Both the certificate of incorporation and the bylaws of Smithtown Bancorp provide that any director or the entire board of directors of Smithtown Bancorp may be removed at any time by a majority vote of the other members of the board of directors or by a majority vote of the shares of stock issued and outstanding, but, in either case, only for cause.

Filling Vacancies on the Board of Directors

People’s United. The DGCL and People’s United’s certificate of incorporation provide that all vacancies, including vacancies resulting from newly created directorships due to an increase in the number of directors, may be filled only by a vote of a majority of directors then holding office, whether or not a quorum. Any director so elected shall serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor is elected and qualified.

Smithtown Bancorp. Under New York law, vacancies occurring on the board of directors by reason of the removal of directors without cause may be filled only by a vote of the stockholders unless the certificate of incorporation or bylaws provide otherwise. Pursuant to the bylaws of Smithtown Bancorp, vacancies on the board of directors, whether caused by resignation, death, removal or otherwise, shall be filled by majority vote of the remaining directors. Pursuant to New York law, a director elected to fill a vacancy, unless elected by the stockholders, shall hold office until the next meeting of stockholders at which the election of directors is in the regular order of business, and until such director’s successor has been elected and qualified.

Amendment of Certificate of Incorporation

People’s United. People’s United’s certificate of incorporation provides that any alteration, amendment, repeal or rescission of any provision of the certificate of incorporation must be approved by the board of directors and by the affirmative vote of a majority (or such greater proportion as is otherwise required by any specific provision of the certificate of incorporation) of the total votes eligible to be cast by the holders of all outstanding shares of capital stock entitled to vote thereon.

People’s United’s certificate of incorporation provides that certain provisions of the certificate of incorporation may not be altered, amended, repealed or rescinded without the affirmative vote of either (i) not less than a majority of the authorized number of directors and, if one or more “interested shareholders” (as defined in People’s United’s certificate of incorporation) exist, by not less than a majority of the “disinterested directors” (as defined in People’s United’s certificate of incorporation); or (ii) the holders of not less than two-thirds of the total votes eligible to be cast by the holders of all outstanding shares of People’s United capital stock entitled to vote thereon and, if the alteration, amendment, repeal, or rescission is proposed by or on behalf of an “interested shareholder” or a director who is an “affiliate” or “associate” (each as defined in People’s United’s certificate of incorporation) of an “interested shareholder,” by the affirmative vote of the holders of not less than a majority of the total votes eligible to be cast by holders of all outstanding shares entitled to vote thereon not beneficially owned by an “interested shareholder” or an “affiliate” or “associate” thereof. Amendment of the provision of People’s United’s certificate of incorporation relating to “business combinations” (as defined in People’s United’s certificate of incorporation) must also be approved by either (a) a majority of the “disinterested directors”; or (b) the affirmative vote of not less than two-thirds of the total number of votes eligible to be cast by the holders of all outstanding shares of the voting stock entitled to vote generally in the election of directors, voting together as a single class, together with the affirmative vote of not less 50% of the total number of votes eligible to be cast by the holders of all outstanding shares of the voting stock entitled to vote generally in the election of directors not beneficially owned by any “interested shareholder” or “affiliate” or “associate” thereof, voting together as a single class. Absent these provisions, the DGCL provides that a corporation’s certificate of incorporation may be amended by the holders of a majority of the corporation’s outstanding capital stock.

Smithtown Bancorp. Under New York law, subject to limited exceptions, amendments to the certificate of incorporation must be approved by vote of a majority of all outstanding shares entitled to vote on the proposed amendment, except that provisions of the certificate of incorporation requiring a greater or class vote may only be amended by such greater or class vote. In addition, an amendment that negatively affects in certain ways holders of shares of a class or series requires authorization by a majority of the votes of all outstanding shares of the affected class or series.

Smithtown Bancorp’s certificate of incorporation does not contain any general requirements with regard to amendments. However, the certificate of incorporation expressly requires the affirmative vote of 80% of the issued and outstanding shares of stock to amend the provisions governing (i) the number and classification of its directors and removals of directors from the board of directors and (ii) restrictions on certain business combinations involving a person that is the beneficial owner of five percent or more of the outstanding shares of stock of Smithtown Bancorp.

Amendment of Bylaws

People’s United. People’s United’s certificate of incorporation provides that the board of directors is authorized to make, alter, amend, rescind or repeal any of the bylaws in accordance with the terms of the bylaws at any meeting of the entire board of directors by the vote of two-thirds of the members of the entire board. People’s United’s certificate of incorporation provides that any bylaw made by the board of directors may be altered, amended, rescinded or repealed in accordance with the terms of the bylaw by the holders of two-thirds of the capital stock entitled to vote on such matter at any annual meeting or at any special meeting called for that purpose. Both People’s United’s certificate of incorporation and bylaws provide that provisions of the bylaws that contain supermajority voting requirements may not be altered, amended, repealed or rescinded without a vote of the board of directors or holders of capital stock entitled to vote on the matter that is not less than the supermajority specified in such provision.

Smithtown Bancorp. New York law provides that the bylaws of a business corporation may be amended or repealed by a majority of the votes cast by the shares at the time entitled to vote in the election of any directors. However, if so provided in the certificate of incorporation or a bylaw adopted by the stockholders, bylaws may also be adopted, amended or repealed by the board of directors by such vote as may be therein specified, but any bylaw adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon, as described in the preceding sentence.

Smithtown Bancorp’s bylaws provide that the bylaws may be amended, added to or repealed by the affirmative vote of two-thirds of the entire board of directors at any meeting of the board of directors. The bylaws may also be amended, added to or repealed by the affirmative vote of the holders of a majority of the issued and outstanding stock of Smithtown Bancorp, at any meeting of the stockholders, provided notice of the proposed change is given in the notice of meeting or notice thereof is waived in writing.

Notice of Stockholder Meetings

People’s United. In accordance with the DGCL, People’s United’s bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder not less than 10 nor more than 60 days before the meeting date.

Smithtown Bancorp. In accordance with New York law, Smithtown Bancorp’s bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder entitled to vote not less than 10 nor more than 60 days before the meeting date.

Right to Call Special Meeting of Stockholders

People’s United. Under the DGCL, a special meeting of stockholders may be called by (i) the board of directors or (ii) any other person authorized to do so in the certificate of incorporation or the bylaws. People’s United’s bylaws authorize the calling of a special meeting of stockholders only by the chief executive officer or the president or by resolution of at least three-fourths of the directors then in office. People’s United’s stockholders do not have the ability to call a special meeting.

Smithtown Bancorp. Under New York law, a special meeting of stockholders may be called by (i) the person or persons authorized to do so by the certificate of incorporation or bylaws or (ii) the board of directors. Smithtown Bancorp’s bylaws authorize the calling of a special meeting of stockholders by the chief executive officer, the president, a majority of the board of directors, or by one or more stockholders who are entitled to vote and who hold at least 30% of the issued and outstanding capital stock of Smithtown Bancorp who make written application to the chief executive officer or the president, stating the purpose of the meeting to be called.

Stockholder Nominations and Proposals

People’s United. The certificate of incorporation requires a stockholder who intends to nominate a candidate for election to the board of directors at an annual stockholders’ meeting to give not less than 120 days’ notice in advance of the annual stockholders’ meeting to the secretary. This advance notice provision requires a stockholder who wishes to nominate any person for election as a director to provide certain information to People’s United concerning the nominee and the proposing stockholder. Similarly, People’s United’s bylaws generally require a stockholder who intends to raise new business at an annual meeting to give not less than 90 days’ notice in advance of the anniversary of the prior year’s annual meeting to the corporate secretary. This advance notice provision requires a stockholder who desires to raise new business to provide certain information to People’s United concerning the nature of the new business, the stockholder and the stockholder’s interest in the matter.

Smithtown Bancorp. Neither Smithtown Bancorp’s certificate of incorporation nor its bylaws set forth provisions regarding the procedure for the submission of stockholder proposals in advance of stockholder meetings. Under the rules promulgated by the SEC, a stockholder who intends to submit a proposal to a vote of the stockholders at the annual shareholders’ meeting must ensure the proposal is received at Smithtown Bancorp’s principal executive offices not less than 120 calendar days before the date of Smithtown Bancorp’s proxy statement was released to its stockholders in connection with the previous year’s annual meeting, unless the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, in which case the stockholder must submit the proposal a reasonable time before Smithtown Bancorp begins to print and send its proxy materials.

Indemnification of Officers, Directors and Employees

People’s United. Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise)

against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. The indemnification provisions of the DGCL require indemnification of a director or officer who has been successful on the merits in defense of any action, suit or proceeding that he was a party to by virtue of the fact that he is or was a director or officer of the corporation.

The certificate of incorporation of People’s United provides that People’s United shall indemnify, to the fullest extent permitted by Delaware law, any person who is or was or has agreed to become a director or officer of People’s United against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of People’s United and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. People’s United may, but is not required to, indemnify employees and agents under the same circumstances as directors and officers. The certificate of incorporation also provides that People’s United shall indemnify any present or former director or officer of People’s United to the extent such person has been successful, on the merits or otherwise (including, without limitation, the dismissal of an action without prejudice), in defense of any action, suit or proceeding against all costs, charges and expenses actually and reasonably incurred by such person.

Smithtown Bancorp. Under Section 722 of the NYBCL, a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding related to service as a director or officer, except for stockholder derivative suits, if the director or officer acted in good faith and for a purpose that he or she reasonably believed to be in, or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in addition in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in, or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action that is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.

Any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to Section 724 of the NYBCL, any indemnification under the NYBCL as described in the immediately preceding paragraph may be made only if, pursuant to Section 723 of the NYBCL, indemnification is authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available, or, if the quorum so directs or is unavailable, by (i) the board of directors upon the written opinion of independent legal counsel or (ii) the stockholders. Further, New York law permits a corporation to purchase directors and officers insurance.

Smithtown Bancorp’s bylaws provide that any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he is or was a director or officer of Smithtown Bancorp or served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of Smithtown Bancorp, shall be indemnified by Smithtown Bancorp against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, to the fullest extent permitted by New York law. Further, Smithtown Bancorp’s board of directors may also, in its discretion, cause Smithtown Bancorp to maintain insurance for the indemnification of directors and officers as permitted under New York law.

Anti-Takeover Provisions

People’s United. Under the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity if the transaction is caused by the interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three-year waiting period requirement if:

•	prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•

upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•	the business combination is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder at a meeting.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) 15% or more of the outstanding voting stock of the corporation. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its certificate of incorporation or bylaws, but People’s United has not done so.

In addition, the certificate of incorporation of People’s United requires the approval of the holders of at least two-thirds of People’s United’s outstanding shares of voting stock, together with the affirmative vote of at least 50% of the outstanding shares of voting stock not beneficially owned by an “interested shareholder” (as defined in People’s United’s certificate of incorporation) to approve certain “business combinations” (as defined in People’s United’s certificate of incorporation) and related transactions with an interested shareholder that would result in People’s United or its subsidiaries being merged into or with another corporation or securities of People’s United being issued in a transaction that would permit control of People’s United to pass to another entity, or similar transactions having the same effect. Approval by the holders of at least two-thirds of People’s United’s shares is required in connection with any business combination except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of the board of directors who are unaffiliated with the interested shareholder and were directors prior to the time when the interested shareholder became an interested shareholder; or (ii) if the proposed transaction meets certain conditions set forth in People’s United certificate of incorporation that are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient. The term “interested shareholder” is generally defined in People’s United’s certificate of incorporation to include any person or entity (subject to certain exceptions) which owns beneficially or controls, directly or indirectly, 15% or more of the outstanding shares of People’s United voting stock.

Smithtown Bancorp. Section 912 of the NYBCL generally provides that a New York corporation may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder’s becoming such. Such a business combination would be permitted where it is approved by the board of directors before the interested stockholder’s becoming such. Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested stockholder is generally a stockholder owning at least 20% of a corporation’s outstanding voting stock. In addition, New York corporations may not engage at any time with any interested stockholder in a business combination other than: (i) a business combination approved by the board of directors before the stock acquisition, or where the acquisition of the stock had been approved by the board of directors before the stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested stockholder at a meeting called for that purpose no earlier than five years after the stock acquisition; or (iii) a business combination in which the interested stockholder pays a formula price designed to ensure that all other stockholders receive at least the highest price per share that is paid by the interested stockholder and that meets certain other requirements.

A corporation may opt out of the interested stockholder provisions described in the preceding paragraph by expressly electing not to be governed by such provisions in its bylaws, which must be approved by the affirmative vote of a majority of votes of the outstanding voting stock of such corporation and is subject to further conditions. However, Smithtown Bancorp’s bylaws do not contain any provisions electing not to be governed by Section 912 NYBCL.

Under Smithtown Bancorp’s certificate of incorporation, any merger or consolidation of Smithtown Bancorp or any sale, lease, exchange or other disposition of all or substantially all of its assets to or with any other corporation, person or other entity, requires the affirmative vote of the holders of at least 80% of the issued and outstanding shares of stock of Smithtown Bancorp if, as of the record date for the determination of the stockholders entitled to notice thereof and to vote thereon, such other corporation, person or entity is the beneficial owner of five percent or more of the issued and outstanding shares of stock of Smithtown Bancorp. However, the preceding sentence does not apply if (i) the board of directors of Smithtown Bancorp by resolution has approved a “memorandum of understanding” (which could include a transaction agreement) with such other corporation, person or other entity with respect to the transaction prior to the time such other corporation, person or other entity became the beneficial owner of five percent or more of the issued and outstanding shares of stock of Smithtown Bancorp, or (ii) the transaction has been approved by a resolution unanimously adopted by the entire board of directors of Smithtown Bancorp at any time prior to the record date for the determination of the stockholders entitled to notice of the transaction and to vote on the transaction.

Stockholder Approval of a Merger

People’s United. Under the DGCL, a merger must be approved by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding stock of the corporation entitled to vote. However, no vote of stockholders of a constituent corporation surviving a merger is required (unless the corporation provides otherwise in its certificate of incorporation) if (i) the merger agreement does not amend such constituent corporation’s certificate of incorporation, (ii) each share of stock of such constituent corporation outstanding immediately before the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger and (iii) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares of such constituent corporation outstanding immediately before the merger. People’s United’s certificate of incorporation provides for a greater vote only in the case of a business combination involving an “interested shareholder” (as defined in People’s United’s certificate of incorporation, as discussed above).

Smithtown Bancorp. Under Section 903 of the NYBCL, the consummation by a corporation of a merger or consolidation requires the approval of the board of directors and (i) a majority of the votes of all outstanding shares entitled to vote thereon for corporations in existence on February 22, 1998 where the certificate of incorporation expressly provides therefor, or corporations incorporated after February 22, 1998, and (ii) two-thirds of the votes of all outstanding shares entitled to vote thereon, for all other corporations.

Because Smithtown Bancorp was incorporated prior to February 22, 1998 and its certificate of incorporation does not provide for a majority of the votes to be sufficient for the approval of a merger, the vote of two-thirds of all outstanding shares of Smithtown Bancorp are required for the approval of a merger.

Stockholder Action Without A Meeting

People’s United. Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. However, the certificate of incorporation of People’s United prohibits stockholder action by written consent.

Smithtown Bancorp. Under New York law, whenever stockholders are required or permitted to take any action by vote, such action may, in lieu of a meeting, be taken by unanimous written consent of holders of all outstanding shares entitled to vote on such action. If the certificate of incorporation so permits, any such action may be taken by written consent of the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. However, Smithtown Bancorp’s certificate of incorporation does not address actions by written consent; therefore any such action can be taken only by unanimous written consent.

Dissenters’ Rights

People’s United. Under the DGCL, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Unless a corporation’s certificate of incorporation provides otherwise, these appraisal rights are not available:

•	with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation,

•

with respect to a merger or consolidation by a corporation the shares of which either are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders, if the terms of the merger or consolidation allow the stockholders to receive only shares of the surviving corporation or shares of any other corporation that either are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or

•	to stockholders of the corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger and if some other conditions are met.

Smithtown Bancorp. Under New York law, stockholders may, under certain circumstances, exercise a right of dissent from certain limited corporate actions and obtain payment for the fair value of their shares. For example, subject to certain exceptions, dissenters’ rights are available under New York law to any stockholder of a constituent corporation in the event of a merger if such stockholder is entitled to vote upon the merger or if the corporation is a subsidiary that is merged with its parent. One of the exceptions under New York law to the general rule described in the preceding sentence, that stockholders have dissenters’ rights with respect to a merger if such stockholder is entitled to vote upon the merger, is that, under New York law, stockholders do not have dissenters’ rights with respect to a merger if, on the record date, the stock held by such stockholders is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Neither Smithtown Bancorp’s certificate of incorporation nor its bylaws grant any dissenters’ rights in addition to the statutorily prescribed rights.

Stockholders who desire to exercise their dissenters’ rights must satisfy all of the conditions and requirements set forth in the NYBCL in order to maintain these rights and obtain any payment due in respect of the exercise of these rights.

Dividends

People’s United. People’s United can pay dividends out of statutory surplus, or in case there is no such surplus, from net profits if, as and when declared by the board of directors. The holders of People’s United common stock will be entitled to receive and share equally in such dividends as may be declared by the board of directors out of funds legally available. If People’s United issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Smithtown Bancorp. Under New York law, a corporation may declare and pay dividends or make other distributions, except when the corporation is currently insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restrictions contained in the certificate of incorporation. Smithtown Bancorp’s certificate of incorporation does not address dividends. Smithtown Bancorp’s bylaws provide that Smithtown Bancorp’s board of directors has the power to declare and pay dividends upon shares of Smithtown Bancorp’s stock as provided by New York law.

LEGAL MATTERS

The validity of the shares of People’s United common stock to be issued in the merger will be passed upon for People’s United by Simpson Thacher & Bartlett LLP. Simpson Thacher & Bartlett LLP and Sullivan & Cromwell LLP will deliver opinions to People’s United and Smithtown Bancorp, respectively, as to certain federal income tax consequences of the merger. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 53.

EXPERTS

The consolidated financial statements of People’s United Financial, Inc. as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Smithtown Bancorp for the years ended December 31, 2009, 2008 and 2007 and the effectiveness of internal control over financial reporting of Smithtown Bancorp as of December 31, 2009 appearing herein, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

People’s United

To be eligible under the SEC’s stockholder proposal rule (Rule 14a-8) and under People’s United’s by-laws for inclusion in People’s United’s proxy statement, proxy card, and presentation at People’s United’s 2011 Annual Meeting of Stockholders, a proper stockholder proposal must have been received by People’s United at its principal offices at 850 Main Street, Bridgeport, Connecticut 06604 no later than November 23, 2010, which is 120 calendar days before the date on which People’s United first mailed its proxy statement for 2010. The notice must be in the manner and form required by People’s United’s by-laws. If the date of the 2011 Annual Meeting is more than 30 calendar days from May 6, 2011, a stockholder proposal must be received within a reasonable time before People’s United begins to print and mail its proxy solicitation materials for the People’s United 2011 annual meeting. Any stockholder proposals will be subject to Rule 14a-8 under the Exchange Act.

Smithtown Bancorp

Smithtown Bancorp intends to hold a 2011 annual meeting of stockholders only if the merger agreement is terminated. For a stockholder proposal to be considered for inclusion in Smithtown Bancorp’s proxy statement and form of proxy relating to the Smithtown Bancorp 2011 annual meeting of stockholders (in the event this meeting is held), the Secretary of Smithtown Bancorp must have received the proposal, at 100 Motor Parkway, Hauppauge, NY 11788, not later than November 12, 2010. However, if Smithtown Bancorp’s 2011 annual meeting of stockholders is held on a date more than 30 calendar days from May 6, 2011, a stockholder proposal must be received within a reasonable time before Smithtown Bancorp begins to print and mail its proxy solicitation materials for the Smithtown Bancorp 2011 annual meeting. Any stockholder proposals will be subject to the SEC’s stockholder proposal rule (Rule 14a-8).

INFORMATION ABOUT SMITHTOWN BANCORP

Additional Information About Smithtown Bancorp

Market Area

Bank of Smithtown attracts deposits through its branch network on Long Island, including both Nassau and Suffolk Counties, principally from Port Washington to Wading River. All but one of Bank of Smithtown’s current 30 branch offices are located within this region, as are the majority of the consumers and businesses that it serves. Bank of Smithtown also has a branch located on Seventh Avenue in New York City. Bank of Smithtown opened one new branch during the first two quarters of 2010 and is planning to open approximately three new branches within the next six to nine months.

Bank of Smithtown’s primary lending market includes Long Island, the five boroughs of New York City and the greater New York City metropolitan area. Within Bank of Smithtown’s lending market, the majority of businesses are considered small businesses, and lending tends to be concentrated within commercial and residential real estate, health services, technology, insurance, construction and small professional businesses. Bank of Smithtown makes loans for office and retail properties, industrial properties, storage facilities, professional offices, golf courses and other recreational facilities, parking garages and other commercial projects. Bank of Smithtown also makes permanent mortgage loans for single family and multifamily housing.

Bank of Smithtown Insurance Agents and Brokers, Inc. (the “Agency”) provides insurance and financial services to a wide range of consumer and business customers, who reside primarily within Bank of Smithtown’s market area, thus adding a synergy between Bank of Smithtown and the Agency. Insurance products are also provided nationally by the Agency, but to a much lesser degree.

Regulation and Supervision

Smithtown Bancorp is subject to extensive regulation under federal and state laws. Federal and New York State banking laws, regulations and policies extensively regulate Smithtown Bancorp and Bank of Smithtown, including prescribing standards relating to capital, earnings, dividends, the repurchase or redemption of shares, loans or extensions of credit to affiliates and insiders, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, asset growth, impaired assets and loan-to-value ratios. The regulatory framework is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of security holders.

Set forth below is a summary description of the significant elements of the laws and regulations applicable to Smithtown Bancorp. The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. In addition, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Smithtown Bancorp and its subsidiaries, including the newly enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, could have a material effect on Smithtown Bancorp’s business.

Consent Agreement

On January 29, 2010, Bank of Smithtown entered into a Consent Agreement with the FDIC and a parallel Consent Order with the NY Banking Department. Under the Consent Agreement, Bank of Smithtown is required to improve credit administration, loan underwriting and internal loan review processes and maintain an adequate allowance for loan losses. Other required actions include the implementation of plans to reduce classified assets, decrease Bank of Smithtown’s concentration in commercial real estate loans and increase profitability. Bank of Smithtown’s payment of dividends and growth in quarterly average assets require prior approval of the FDIC and NY Banking Department. In addition, Bank of Smithtown was required to maintain no later than June 30, 2010,

Tier 1 Capital at least equal to 7% of Total Assets, Tier 1 Risk-Based Capital at least equal to 9% of Total Risk-Weighted Assets and Total Risk-Based Capital at least equal to 11% of total Risk-Weighted Assets. The provisions of the Consent Agreements will remain effective until modified, terminated, superseded or set aside in writing by the FDIC and NY Banking Department, respectively.

Additionally, on June 22, 2010, Smithtown Bancorp entered into a Written Agreement with the Federal Reserve Bank of New York. The Written Agreement largely incorporates the provisions of the Consent Agreement with the FDIC and the Consent Order with the NY Banking Department. The Written Agreement similarly requires that Smithtown Bancorp obtain the approval of the FRB prior to paying a dividend.

Regulatory Agencies

Smithtown Bancorp is a legal entity separate and distinct from Bank of Smithtown and its other subsidiaries. As a bank holding company, Smithtown Bancorp is regulated under the BHC Act, and is subject to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). Smithtown Bancorp is also under the jurisdiction of the Securities and Exchange Commission (“SEC”) and is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended (“Securities Act,”) and the Securities Exchange Act of 1934, as amended (“Exchange Act”). Smithtown Bancorp common stock is listed on the NASDAQ Global Select Market under the trading symbol “SMTB” and is subject to the rules of the NASDAQ for listed companies.

Bank of Smithtown is organized as a New York State-chartered bank and is subject to extensive regulation and supervision by the NY Banking Department, as its chartering agency, and by the FDIC, as its insurer of deposits. Bank of Smithtown must file reports with the NY Banking Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other depository institutions in which Bank of Smithtown would be the surviving entity. Furthermore, Bank of Smithtown is periodically examined by the NY Banking Department and the FDIC to assess compliance with various regulatory requirements, including safety and soundness considerations.

Smithtown Bancorp’s insurance subsidiary is subject to regulation by the New York State Insurance Department.

Bank Holding Company Activities

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. The BHC Act generally limits acquisitions by bank holding companies that are not qualified as financial holding companies to commercial banks and companies engaged in activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto.

The BHC Act, the New York Banking Law (“NY Banking Law”) and other federal and state statutes regulate acquisitions of commercial banks. The BHC Act requires the prior approval of the Federal Reserve Board for the direct or indirect acquisition of more than 5.0% of the voting shares of a commercial bank or its parent holding company. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the applicant’s performance record under the Community Reinvestment Act of 1977, as amended (see the section captioned “Community Reinvestment Act” included elsewhere in this item) and fair housing laws and the effectiveness of the subject organizations in combating money-laundering activities. The NY Banking Law similarly regulates a change in control affecting Bank of Smithtown and generally requires prior approval of the New York State Banking Board before any action is taken that causes any company to acquire direct or indirect control of a banking institution that is organized in New York. For information concerning the specific regulatory requirements for completion of the merger with People’s United, see “The Merger Agreement—Conditions to Compete the Merger”.

Dividends

As a bank holding company, Smithtown Bancorp’s principal source of funds is dividends from its subsidiaries. These funds are used to service Smithtown Bancorp’s trust preferred debt obligations as well as to pay expenses and dividends on shares of Smithtown Bancorp’s common stock. Under the NY Banking Law, a New York State-chartered stock-form bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the Superintendent of Banks is required if the total of all dividends declared in a calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less prior dividends paid. Federal bank regulatory agencies have the authority to prohibit Bank of Smithtown from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to Smithtown Bancorp, depending on the financial condition of Bank of Smithtown, could be deemed to be an unsafe or unsound practice. Under the terms of the Consent Agreement, Bank of Smithtown is unable to pay dividends without the prior approval of the FDIC and NY Banking Department, and under the Written Agreement, Smithtown Bancorp is unable to pay dividends without the prior approval of the FRB.

In addition, Smithtown Bancorp and Bank of Smithtown are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company or a bank, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings.

Restriction on Transactions with Bank of Smithtown

There are various restrictions on Smithtown Bancorp’s ability to borrow from, and engage in certain other transactions with, Bank of Smithtown. In general, these restrictions require that any extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of Smithtown Bancorp or Smithtown Bancorp’s non-bank subsidiaries, to 10% of Bank of Smithtown’s capital stock and surplus, and, as to Smithtown Bancorp and all such non-bank subsidiaries in the aggregate, to 20% of Bank of Smithtown’s capital stock and surplus.

Federal law also provides that extensions of credit and other transactions between Bank of Smithtown and Smithtown Bancorp or one of its non-bank subsidiaries must be on terms and conditions, including credit standards, that are substantially the same or at least as favorable to Bank of Smithtown as those prevailing at the time for comparable transactions involving other non-affiliated companies or, in the absence of comparable transactions, on terms and conditions, including credit standards, that in good faith would be offered to, or would apply to, non-affiliated companies.

Source of Strength Doctrine

Federal Reserve Board policy requires bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this policy, Smithtown Bancorp is expected to commit resources to support Bank of Smithtown, including at times when Smithtown Bancorp may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. The

BHC Act provides that, in the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Capital Adequacy and Prompt Corrective Action

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

The Federal Reserve Board and the FDIC have substantially similar risk-based capital ratio and leverage ratio guidelines for banking organizations. The guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off balance sheet financial instruments. Under the guidelines, banking organizations are required to maintain minimum ratios for Tier 1 capital and “total capital” (the sum of Tier 1, Tier 2 and Tier 3 capital described below) to risk-weighted assets (including certain off balance sheet items, such as letters of credit). For purposes of calculating the ratios, a banking organization’s assets and some of its specified off balance sheet commitments and obligations are assigned to various risk categories. A depository institution’s or holding company’s capital, in turn, is classified in one of three tiers, depending on type:

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Core Capital (Tier 1). Tier 1 capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred shares, a limited amount of qualifying cumulative perpetual stock at the holding company level, minority interests in equity accounts of consolidated subsidiaries and qualifying trust preferred securities, less goodwill, most intangible assets and certain other assets.

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Supplementary Capital (Tier 2). Tier 2 capital includes, among other things, perpetual preferred shares and trust preferred securities not meeting the Tier 1 definition, qualifying mandatory convertible debt securities, qualifying subordinated debt and allowances for possible loan and lease losses, subject to limitations.

•	Market Risk Capital (Tier 3). Tier 3 capital includes qualifying unsecured subordinated debt.

Banks and bank holding companies currently are generally required to maintain Tier 1 capital and total capital equal to at least 4.0% and 8.0%, respectively, of their total risk-weighted assets (including various off balance sheet items, such as letters of credit). Banks are required to maintain similar capital levels under capital adequacy guidelines. For an organization to be considered “well capitalized” under the regulatory framework for prompt corrective action, its Tier 1 and total capital ratios must be at least 6.0% and 10.0% on a risk-adjusted basis, respectively, and its Tier 1 capital must be at least 5% of adjusted period end assets. However, pursuant to the Consent Agreement, as of June 30, 2010, Bank of Smithtown must maintain Tier 1 Capital at least equal to 7% of total assets, Tier 1 Risk-Based Capital at least equal to 9% of Total Risk-Weighted Assets and Total Risk-Based Capital at least equal to 11% of Total Risk-Weighted Assets. Bank of Smithtown is categorized as adequately capitalized for regulatory capital purposes, at June 30, 2010, with a Tier 1 Risk-Based Capital ratio of 6.54% and a Total Risk-Based Capital ratio of 9.31%. Since Bank of Smithtown was unable to meet the required capital ratios under the Consent Agreement, the Consent Agreement requires immediate notification to the FDIC and the NY Banking Department, and provides a 60-day period to either meet the ratios or submit a written plan describing the primary means and timing by which Bank of Smithtown shall meet or exceed the minimum requirements.

Bank holding companies and banks are also required to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization’s Tier 1 capital to its total adjusted quarterly average assets (as defined for regulatory purposes). For an organization to be considered “well capitalized” under the regulatory framework for prompt corrective action, its leverage ratio must be at least 5.0%. At June 30, 2010, Bank of Smithtown’s Tier 1 Leverage ratio was 4.97%.

The Federal Deposit Insurance Act, as amended (“FDIA”), requires, among other things, the federal banking agencies to take “prompt corrective action” in respect of depository institutions that do not meet minimum capital requirements. The FDIA sets forth the following five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures are the total capital ratio, the Tier 1 capital ratio and the leverage ratio.

Under the regulations adopted by the federal regulatory authorities, a bank will be: (1) “well capitalized” if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (2) “adequately capitalized” if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater and is not “well capitalized”; (3) “undercapitalized” if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 4.0%; (4) “significantly undercapitalized” if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio of less than 3.0%; and (5) “critically undercapitalized” if the institution’s tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As a result of the Consent Agreement and its leverage ratio, Bank of Smithtown is categorized as adequately capitalized for regulatory capital purposes. A bank’s capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be “undercapitalized.” “Undercapitalized” institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. In addition, for a capital restoration plan to be acceptable, the depository institution’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (1) an amount equal to 5.0% of the depository institution’s total assets at the time it became undercapitalized and (2) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.

The federal regulatory authorities’ risk-based capital guidelines are based upon the capital accords of the Basel Committee on Banking Supervision (the “Basel Committee”). The Basel Committee is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines for use by each country’s supervisors in determining the supervisory policies they apply.

On December 17, 2009, the Basel Committee issued a set of proposals (the “Capital Proposals”) that would significantly revise the definitions of Tier 1 capital and Tier 2 capital, with the most significant changes being to Tier 1 capital. Most notably, the Capital Proposals would disqualify certain structured capital instruments, such as trust preferred securities, from Tier 1 capital status. The Capital Proposals would also re-emphasize that common equity is the predominant component of Tier 1 capital by adding a minimum common equity to risk-weighted assets ratio and requiring that goodwill, general intangibles and certain other items that currently must be deducted from Tier 1 capital instead be deducted from common equity as a component of Tier 1 capital. The Capital Proposals also leave open the possibility that the Basel Committee will recommend changes to the minimum Tier 1 capital and total capital ratios of 4.0% and 8.0%, respectively.

Concurrently with the release of the Capital Proposals, the Basel Committee also released a set of proposals related to liquidity risk exposure (the “Liquidity Proposals” and, together with the Capital Proposals, the “2009 Basel Committee Proposals”). The Liquidity Proposals have three key elements, including the implementation of (1) a “liquidity coverage ratio” designed to ensure that a bank maintains an adequate level of unencumbered, high-quality assets sufficient to meet the bank’s liquidity needs over a 30-day time horizon under an acute liquidity stress scenario, (2) a “net stable funding ratio” designed to promote more medium- and long-term funding of the assets and activities of banks over a one-year time horizon and (3) a set of monitoring tools that the Basel Committee indicates should be considered as the minimum types of information that banks should report to supervisors and that supervisors should use in monitoring the liquidity risk profiles of supervised entities.

Comments on the 2009 Basel Committee Proposals were due on April 16, 2010, with the expectation that the Basel Committee will release a comprehensive set of proposals by December 31, 2010 and that final provisions will be implemented by December 31, 2012. The Basel Committee recently released details of the rules on capital and liquidity. The U.S. bank regulators had urged comment on the 2009 Basel Committee Proposals. Ultimate implementation of such proposals in the U.S. will be subject to the discretion of the U.S. bank regulators and the regulations or guidelines adopted by such agencies may, of course, differ from the 2009 Basel Committee Proposals and other proposals that the Basel Committee may promulgate in the future.

Deposit Insurance

Substantially all of Bank of Smithtown’s deposits are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution’s assessment rate depends upon the category to which it is assigned. For 2009, assessments ranged from 12 to 45 basis points of assessable deposits. Due to losses incurred by the DIF in 2008 and 2009 from failed institutions, and anticipated future losses, the FDIC, pursuant to a restoration plan to replenish the fund, adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009. The FDIC has adopted further refinements to its risk-based assessment effective April 1, 2009 and effectively set the range at 7 to 77.5 basis points. The FDIC may adjust the assessment scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of Bank of Smithtown’s total assets minus Tier 1 capital as of June 30, 2009 in order to cover losses to the DIF. The special assessment was collected on September 30, 2009. The FDIC may impose additional emergency assessments in the future. Smithtown Bancorp’s noninterest expense increased by $1.076 million during the second quarter of 2009 as a result of the special assessment. Overall, deposit insurance costs for 2009 totaled $4.576 million compared to deposit insurance costs of $0.648 million during the same period in 2008. As a result of the Consent Agreement, Bank of Smithtown is assigned to a higher risk category and pays a higher rate for deposit insurance while the Consent Agreement is in effect. Deposit insurance costs for the first six months of 2010 totaled $3.261 million compared to $1.271 million, excluding the special assessment of $1.067 million, during the same period in 2009.

On November 12, 2009, the FDIC adopted a final rule amending the assessment regulations to require insured depository institutions to prepay their quarterly risk-based assessments on December 30, 2009 for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, along with the institution’s risk-based assessment for the third quarter of 2009. On its own initiative, the FDIC exempted certain institutions, including Bank of Smithtown, from the prepayment requirement.

Due to recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts through December 31, 2013. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program under which, for a fee to participating depository institutions such as Bank of Smithtown, noninterest-bearing transaction deposit accounts, negotiable order of withdrawal (“NOW”) accounts paying less than 0.5% interest per annum and interest on lawyers trust accounts at participating institutions would receive unlimited insurance coverage until June 30, 2010. Also as part of this program, certain senior unsecured debt issued by participating institutions and their holding companies would temporarily be guaranteed by the FDIC.

On April 13, 2010, the FDIC approved an interim rule (finalized in June 2010) extending the Transaction Account Guarantee program (“TAG Program”), which offers deposit insurance on the entire amount of all noninterest bearing checking accounts through December 31, 2010. Bank of Smithtown has decided to continue its participation in the TAG Program through this latest extension period.

On July 21, 2010, President Obama signed into law the “Dodd-Frank Wall Street Reform and Consumer Protection Act” that makes permanent the $250,000 limit for federal deposit insurance and provides unlimited federal deposit insurance until January 1, 2013, for non-interest bearing demand transactions accounts at all insured depository institutions.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of Bank of Smithtown does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Depositor Preference

The FDIA provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Community Reinvestment Act

The Community Reinvestment Act of 1977, as amended (“CRA”) requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low and moderate income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. Banking regulators take into account CRA ratings when considering approval of a proposed transaction.

Bank of Smithtown is also subject to the provisions of the NY Banking Law, which impose continuing and affirmative obligations upon a banking institution organized in New York to serve the credit needs of its local community (the “NYCRA”). Such obligations are substantially similar to those imposed by the CRA. The NYCRA requires the NY Banking Department to make a periodic written assessment of an institution’s compliance with the NYCRA, utilizing a four-tiered rating system, and to make such assessment available to the public. The NYCRA also requires the Superintendent of Banks to consider the NYCRA rating when reviewing an application to engage in certain transactions, including mergers, asset purchases, and the establishment of branch offices or ATMs, and provides that such assessment may serve as a basis for the denial of any such application. As of December 31, 2009, Bank of Smithtown’s CRA and NYCRA ratings were “satisfactory.”

Financial Privacy

In accordance with the Gramm-Leach-Bliley Financial Modernization Act of 1999 (“GLB Act”), federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering and the USA Patriot Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the “USA Patriot Act”) substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The United States Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as Bank of Smithtown. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (1) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure of a financial institution to comply with these sanctions could have serious legal and reputational consequences for the institution.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, President Obama signed into law the sweeping financial regulatory reform act entitled the “Dodd-Frank Wall Street Reform and Consumer Protection Act” that implements far-reaching changes to the regulation of the financial services industry, including provisions that, among other things will:

•	Centralize responsibility for consumer financial protection by creating a new agency responsible for implementing, examining and enforcing compliance with federal consumer financial laws.

•	Apply the same leverage and risk-based capital requirements that apply to insured depository institutions to bank holding companies.

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Require the FDIC to seek to make its capital requirements for banks such as Bank of Smithtown countercyclical so that the amount of capital required to be maintained increases in times of economic expansion and decreases in times of economic contraction.

•	Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital.

•	Implement corporate governance revisions, including with regard to executive compensation and proxy access by stockholders, that apply to all public companies, not just financial institutions.

•

Make permanent the $250,000 limit for federal deposit insurance and increase the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000, and provide unlimited federal deposit insurance until January 1, 2013, for non-interest bearing demand transaction accounts at all insured depository institutions.

•	Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

•	Increase the authority of the Federal Reserve to examine Smithtown Bancorp and its non-bank subsidiaries.

Many aspects of the act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on Smithtown Bancorp, its customers or the financial industry more generally. Provisions in the legislation that affect deposit insurance assessments and payment of interest on demand deposits could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate.

Legislative Initiatives

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of Bank of Smithtown in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Smithtown Bancorp cannot predict whether any additional legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on Smithtown Bancorp’s financial condition or results of operations. A change in statutes, regulations or regulatory policies applicable to Smithtown Bancorp or any of Smithtown Bancorp’s subsidiaries could have a material effect on Smithtown Bancorp’s business.

Description of Smithtown Bancorp Properties

Smithtown Bancorp itself owns no physical properties. Corporate headquarters of Smithtown Bancorp are located at 100 Motor Parkway, Suite 160, Hauppauge, NY 11788 in space leased by Bank of Smithtown. Bank of Smithtown occupies an additional 30 locations in New York. Bank of Smithtown’s main office is located at 1 East Main Street, Smithtown, NY, which it owns in fee. Bank of Smithtown also owns in fee a training center at 17 Bank Avenue, Smithtown, NY and three branch locations in East Northport, Hauppauge, and Setauket. The remaining locations are branches held under operating lease agreements. Management believes that the physical facilities are suitable and adequate and at present are being fully utilized. Bank of Smithtown is obligated under three additional operating lease agreements in New York for branches under development in Hicksville, Brentwood and Bayport.

Smithtown Bancorp’s Legal Proceedings

On February 25, 2010 and March 29, 2010, Smithtown Bancorp and several of its officers and its directors were named in two lawsuits commenced in United States District Court, Eastern District of New York on behalf of a putative class of all persons and entities who purchased Smithtown Bancorp’s common stock between March 13, 2008 and February 1, 2010, alleging claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934. The plaintiffs allege, among other things, that Smithtown Bancorp’s loan loss reserve, fair value of its assets, recognition of impaired assets and its internal and disclosure controls were materially false, misleading or incomplete.

On April 26, 2010, the Plaintiffs in the February 25, 2010 action moved to consolidate their action with the action filed on March 29, 2010, to have itself appointed lead plaintiff in the consolidated action and to obtain approval of its selection of lead counsel. The motion is currently pending.

On April 22, 2010, an action was commenced in New York State Supreme Court, Kings County by Robert I. Toussie against Smithtown Bancorp and several of its officers. The complaint alleges claims for fraud and aiding and abetting fraud based upon, among other things, the plaintiff’s allegation that during 2008 and 2009, one or more defendants made material misrepresentations and incomplete statements to the plaintiff concerning Smithtown Bancorp’s loan losses, delinquent loans, capitalization, quarterly earnings and financial soundness. The complaint seeks compensatory and punitive damages against the defendants.

On May 12, 2010, the defendants removed the April 22, 2010 action to the United States District Court for the Eastern District of New York. The defendants notified the court that the action was related to the February 25, 2010 and March 29, 2010 actions. On June 1, 2010, the plaintiff moved to remand the action back to State court. The defendants filed an opposition to the plaintiff’s remand motion on June 15, 2010, and the plaintiff filed his reply on June 22, 2010. The plaintiff’s remand motion has been assigned to a magistrate judge and is currently pending.

On July 20, 2010, the first of six putative class action lawsuits was filed against, among others, Smithtown Bancorp, People’s United and the members of Smithtown Bancorp’s board of directors, concerning the recently announced proposed acquisition of Smithtown Bancorp. Five of these suits have been filed in New York State Supreme Court, Suffolk County, and one has been filed in United States District Court, Eastern District of New York. The complaints allege that the members of the board of directors breached their fiduciary duty by causing Smithtown Bancorp to agree to the proposed acquisition, and that Smithtown Bancorp aided and abetted those alleged breaches of duty. The complaint in the suit filed in federal court also alleges violations of federal securities laws. The complaints seek, among other relief, an order enjoining the consummation of the proposed acquisition and rescinding the acquisition agreement.

Smithtown Bancorp and the individual defendants intend to vigorously defend all aspects of these actions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 30, 2010

This discussion and analysis should be read in conjunction with the Company’s consolidated financial statements as of June 30, 2010, notes thereto and other financial information appearing elsewhere in this proxy statement/prospectus. Dollar amounts are in thousands except per share data.

Overview

The Company recorded a net loss for the second quarter of 2010 of $29,214, or $1.97 per fully diluted share. The net loss for the first six months of 2010 was $42,983, or $2.90 per fully diluted share. Net charge-offs and additional specific allocations added to the allowance for loan losses on impaired loans, especially in Bank of Smithtown’s land and construction portfolio, led to a provisions for loan losses of $27,500 and $52,500 for the three and six month periods ended June 30, 2010. After net charge-offs of $20,722 and $32,975 during the quarter and six months ended June 30, 2010, the allowance for loan losses at June 30, 2010 totaled $57,999, or 2.93%, of total loans. Nonperforming loans at June 30, 2010 were $227,502, or 11.50% of total loans. At December 31, 2009, nonperforming loans were $130,172, or 6.23%, of total loans.

One new branch was opened during the second quarter and three new branch projects remain under development with expected completion dates between the end of 2010 and the first quarter of 2011. These locations have FDIC and NY Banking Department approval to establish a branch and Bank of Smithtown is obligated under lease agreements. The board of directors and management believe the expanding branch network continues to add to the franchise value of the Company.

On June 22, 2010, the Company entered into a Written Agreement with the FRB. The Written Agreement is in addition to the Consent Agreement and similarly requires that the Company obtain the approval of the FRB prior to paying a dividend.

During the first six months of 2010, Bank of Smithtown made the following progress in complying with the Consent Agreement provisions:

i.	Bank of Smithtown submitted to the FDIC and NY Banking Department a revised lending policy to provide additional guidance and control over the lending functions.

ii.	Bank of Smithtown submitted to the FDIC and NY Banking Department a revised independent loan review policy and program. The policy and program are sufficiently comprehensive to assess risks in Bank of Smithtown’s lending and to minimize credit losses.

iii.	Bank of Smithtown has eliminated from its books all assets or portions of assets classified as “Loss.”

iv.	Bank of Smithtown completed and submitted to the FDIC and NY Banking Department a plan for systematically reducing and monitoring its commercial real estate (“CRE”) loan concentration of credit to an amount, which is commensurate with Bank of Smithtown’s business strategy, management expertise, size and location.

v.	Bank of Smithtown completed and submitted to the FDIC and NY Banking Department a plan to reduce assets classified “Doubtful” and “Substandard.”

vi.	Bank of Smithtown completed and submitted to the FDIC and NY Banking Department a profit plan and comprehensive budget for all categories of income and expense for the calendar year 2010.

vii.	Bank of Smithtown provided updated plans and forecasts based on the known information at the time to the FDIC and NY Banking Department regarding Smithtown Bancorp’s capital requirements.

Bank of Smithtown was not successful at meeting the capital ratios in the Consent Agreement of Tier 1 Capital at least equal to 7% of total assets, Tier 1 Risk-Based Capital at least equal to 9% of Total Risk-Weighted Assets and Total Risk-Based Capital at least equal to 11% of Total Risk-Weighted Assets by June 30, 2010.

Since Bank of Smithtown was unable to meet the required capital ratios, the Consent Agreement requires immediate notification to the FDIC and NY Banking Department and provides a 60 day period to either meet the ratios or to submit a written plan describing the primary means and timing by which Bank of Smithtown shall meet or exceed the minimum requirements, as well as a contingency plan for the sale or merger of Bank of Smithtown in the event the primary sources of capital are not available. Bank of Smithtown has notified the FDIC and NY Banking Department of the merger agreement.

Cash dividends will remain suspended and the Company will continue to defer interest payments on its trust preferred securities. Dividends cannot be paid to common stockholders until all deferred interest payments on the trust preferred securities are brought current.

The merger agreement with People’s United, described above, imposes significant restrictions on the Company’s operations until the completion of the merger.

On April 13, 2010, the FDIC approved an interim rule (finalized in June 2010) extending the Transaction Account Guarantee Program (“TAG Program”), which offers deposit insurance on the entire amount of all noninterest bearing checking accounts through December 31, 2010. Bank of Smithtown has decided to continue its participation in the TAG Program through this latest extension period.

Net Income (Loss)

The net loss for the quarter ended June 30, 2010 totaled $29,214, or $1.97 per diluted share, while net income for the quarter ending June 30, 2009 totaled $3,413, or $0.26 per diluted share. Significant trends for the second quarter of 2010 include: (i) a $25,700, or 1,427.77%, increase in the provision for loan losses; (ii) a $1,623, or 9.95%, increase in net interest income; (iii) a $418, or 21.48%, increase in total noninterest income; (iv) a $4,627, or 41.26%, increase in total noninterest expense and (v) a $4,341, or 237.99%, increase in the provision for income taxes.

The net loss for the six months ended June 30, 2010 totaled $42,983, or $2.90 per diluted share, while net income for the same period in 2009 totaled $7,029, or $0.56 per diluted share. Significant trends for the first six months of 2010 include: (i) a $49,500, or 1,650.00%, increase in the provision for loan losses; (ii) a $7,504, or 25.21%, increase in net interest income; (iii) a $76, or 1.61%, increase in total noninterest income; (iv) a $8,742, or 42.43%, increase in total noninterest expense and (v) a $650, or 16.84%, decrease in the provision for income taxes.

Net Interest Income

Net interest income, the primary contributor to earnings, represents the difference between income on interest earning assets and expense on interest bearing liabilities. Net interest income depends upon the volume of interest earning assets and interest bearing liabilities and the interest rates earned or paid on them.

The following table sets forth certain information relating to the Company’s average consolidated statements of financial condition and its consolidated statements of income for the periods indicated and reflects the average yield on assets and average cost of liabilities for the periods indicated. Interest income on investment securities is shown on a tax equivalent (“TE”) basis. Interest income on nontaxable investment securities depicted below have been grossed up by .54 to estimate the TE yield. Yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from daily average balances and include nonaccrual loans, if any. The yields and costs include fees, which are considered adjustments to yields.

	For the three months ended June 30, 2010			For the three months ended June 30, 2009
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS
Interest earning assets:
Investment securities:
Taxable	$149,781	$1,409	3.76%	$123,207	$843	2.74%
Nontaxable	60,051	769	5.12	16,598	226	5.45

Total investment securities	209,832	2,178	4.15	139,805	1,069	3.06
Loans	2,020,825	26,213	5.19	1,902,130	28,043	5.90
Interest earning deposits with banks	28,498	22	0.31	64,002	40	0.25
Other interest earning assets	18,386	190	4.13	32,468	226	2.78

Total interest earning assets	2,277,541	28,603	5.02	2,138,405	29,378	5.50
Noninterest earning assets:
Cash and cash equivalents	20,479			21,509
Other assets	77,371			78,341

Total assets	$2,375,391			$2,238,255

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Interest bearing liabilities:
Savings, NOW and money market deposits	$893,302	$2,148	0.96%	$794,931	$3,520	1.78%
Time deposits of $100,000 or more	428,043	2,652	2.49	405,834	3,612	3.57
Other time deposits	386,238	2,468	2.56	397,073	3,121	3.15
Other borrowings	320,375	2,118	2.64	327,222	2,262	2.77
Subordinated debt	56,476	1,018	7.21	38,939	477	4.90

Total interest bearing liabilities	2,084,434	10,404	2.00	1,963,999	12,992	2.65

Noninterest bearing liabilities:
Demand deposits	148,820			121,449
Other liabilities	16,630			13,325

Total liabilities	2,249,884			2,098,773
Stockholders’ equity	125,507			139,482

Total liabilities and stockholders’ equity	$2,375,391			$2,238,255

Net interest income (TE)/interest rate spread		$18,199	3.02%		$16,386	2.85%

Net interest earning assets/net interest margin	$193,107		3.19%	$174,406		3.06%

Less: tax equivalent adjustment		270			80
Net interest income		$17,929			$16,306

	For the six months ended June 30, 2010			For the six months ended June 30, 2009
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS
Interest earning assets:
Investment securities:
Taxable	$175,377	$3,426	3.91%	$96,895	$1,706	3.52%
Nontaxable	60,231	1,542	5.12	10,662	300	5.63

Total investment securities	235,608	4,968	4.22	107,557	2,006	3.73
Loans	2,058,095	54,030	5.25	1,820,570	53,542	5.89
Interest earning deposits with banks	31,269	40	0.26	89,036	127	0.29
Other interest earning assets	18,247	434	4.76	24,278	307	2.53

Total interest earning assets	2,343,219	59,472	5.08	2,041,441	55,982	5.49
Noninterest earning assets:
Cash and cash equivalents	20,962			20,582
Other assets	76,572			76,581

Total assets	$2,440,753			$2,138,604
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Interest bearing liabilities:
Savings, NOW and money market deposits	$928,810	$4,663	1.01%	$708,502	$6,649	1.89%
Time deposits of $100,000 or more	452,029	5,538	2.47	399,069	6,711	3.39
Other time deposits	375,202	5,181	2.78	406,008	7,268	3.61
Other borrowings	333,775	4,250	2.55	326,853	4,486	2.77
Subordinated debt	56,435	2,026	7.18	38,888	993	5.11

Total interest bearing liabilities	2,146,251	21,658	2.03	1,879,320	26,107	2.80

Noninterest bearing liabilities:
Demand deposits	149,368			115,567
Other liabilities	11,553			13,304

Total liabilities	2,307,172			2,008,191
Stockholders’ equity	133,581			130,413

Total liabilities and stockholders’ equity	$2,440,753			$2,138,604

Net interest income (TE)/interest rate spread		$37,814	3.05%		$29,875	2.69%

Net interest earning assets/net interest margin	$196,968		3.22%	$162,121		2.92%

Less: tax equivalent adjustment		541			106
Net interest income		$37,273			$29,769

Smithtown Bancorp’s net interest margin increased 13 basis points during the quarter ended June 30, 2010 compared to the same period last year. Loan yields decreased 71 basis points, primarily the result of nonperforming loans, causing a decrease in the average yield on total interest earning assets of 48 basis points, or 8.73%. The lower yields on interest earning assets were more than offset by lower interest expense on interest bearing liabilities. The average rate on interest bearing liabilities decreased 65 basis points in the first quarter of 2010 from the first quarter of 2009, a 24.53% drop. Net interest income increased $1,813, or 11.06%, to 17,929 in the second quarter of 2010 compared to $16,306 in second quarter of 2009.

Smithtown Bancorp’s net interest margin increased 30 basis points during the six months ended June 30, 2010 compared to the same period last year. Asset yields were lower by 41 basis points resulting largely from loans yields being down 64 basis points due to the continued high level of nonperforming loans. All deposit categories benefited from a lower cost of funds due to the continued low rate environment. The average rate on interest bearing liabilities decreased 77 basis points in the first six months of 2010 from the first six months of 2009, a 27.50% drop. Net interest income increased $7,504, or 25.21%, in the six-month period of 2010 compared to the same period of 2009.

Asset Quality

The table below sets forth the amounts and categories of Bank of Smithtown’s nonperforming assets, including troubled debt restructurings (See Note 5), at the dates indicated.

	At June 30, 2010	At December 31, 2009
Nonaccrual loans:
Real estate loans:
Land and construction	$101,755	$52,590
Commercial	80,717	57,026
Multifamily	29,192	7,870
Residential	13,370	9,575
Commercial and industrial loans	2,460	3,097
All other loans (including overdrafts)	8	14

Total nonaccrual loans	$227,502	$130,172

Loans past due 90 days and still accruing	—	—

Total nonperforming loans	$227,502	$130,172

Other nonperforming assets:
Other real estate owned	$1,130	$2,013

Total nonperforming assets	$228,632	$132,185

Total nonperforming loans to total loans	11.50%	6.23%
Total nonperforming assets to total assets	9.91%	5.02%
Allowance for loan losses to total nonperforming loans	25.49%	29.56%

The following table sets forth certain types of loans which management believes to be considered higher risk loans because of the lack of principal amortization, a collateral position subordinate to another creditor, or increased defaults due to slowdowns in the construction and real estate sales sector during the economic recession. The table quantifies their respective percentage of the Bank of Smithtown’s total loans, the total allowance for loan losses balance specifically allocated to these loans and the level of nonperforming loans within these categories.

June 30, 2010	Amount	Percentage of Loan Portfolio	Total Specific Allocation	Nonperforming Loans
Interest only land and construction loans	$331,565	16.76%	$11,345	$97,786
Interest only commercial mortgages	38,065	1.93	1,463	4,230
Interest only residential mortgages and home equity lines	28,672	1.45	—	1,145
Interest only commercial loans	27,773	1.40	—	2,046
Interest only consumer loans	551	0.03	—	—

Total	$426,626	21.57%	$12,808	$105,207

The following table describes the activity in the allowance for loan losses account followed by a key loan ratio for the periods ended:

	For the six months ended June 30, 2010	For the six months ended June 30, 2009
Allowance for loan losses at beginning of period	$38,483	$11,303
Charge-offs:
Commercial	2,086	240
Real estate:
Land and construction	20,361	—
Commercial	8,118	—
Multifamily	2,484	—
Consumer	56	92

Total	33,105	332
Recoveries:
Commercial	2	121
Real estate:
Land and construction	5	—
Commercial	36	—
Multifamily	52	—
Consumer	26	17

Total	121	138

Net charge-offs	(32,984)	(194)
Provision for loan losses	52,500	3,000

Allowance for loan losses at end of period	$57,999	$14,109

Ratio of net charge-offs during period to average loans outstanding (annualized)	3.21%	0.02%

Allocation of Allowance for Loan Losses

The following table sets forth the allocation of the Bank of Smithtown’s allowance for loan losses by loan category and the percentage of loans in each category to total loans at the date indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses, which may occur within the loan category since the total loan loss allowance is a valuation allocation applicable to the entire loan portfolio.

	June 30, 2010		December 31, 2009
	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans
Commercial	$1,429	2.2%	$1,883	3.1%
Real estate	52,006	97.7	35,802	96.8
Consumer and other	142	0.1	138	0.1
Unallocated	4,422	0.0	660	—

Total	$57,999	100.0%	$38,483	100.0%

Bank of Smithtown made a $52,500 provision for loan losses for the six-month period ended June 30, 2010. Bank of Smithtown received a number of updated appraisals on impaired loans during the first six month of 2010 that demonstrated a continued trend of declining values from the original appraisals. These new appraisals were largely responsible for the increase in specific allocations on impaired loans of $8,924. Net loan charge-offs totaled $32,984 during the first six months of 2010, a significant increase from $194 during the same period last year. The general allocation portion of the allowance for loan losses has been adjusted to account for the higher historical charge-offs. For example, the general allocation for commercial mortgages has increased to 102 basis points at June 30, 2010 from 52 basis points at December 31, 2009 and the general allocation on multifamily mortgages has increased to 105 basis points from 40 basis points over the same period. The general allocation on the loan and construction portfolio increased to 432 basis points at June 30, 2010 from 350 basis points at December 31, 2009.

Nonperforming loans totaled $227,502, or 11.50%, of total loans as of June 30, 2010, as compared to $130,172, or 6.23%, as of December 31, 2009. Nonperforming loans include $28,832 of restructured loans that are in nonaccrual status. In addition, delinquent loans increased as loans 30-89 days past due totaled $48,042, or 2.43%, of total loans at June 30, 2010 compared to $20,756, or .99%, of total loans at December 31, 2009.

The ratio of the allowance for loan losses to total nonperforming loans as of June 30, 2010 and December 31, 2009 was 25.49% and 29.56%, respectively. The ratio of the allowance for loan losses to total loans increased to 2.93% at June 30, 2010 from 1.84% at December 31, 2009. Annualized net charge-offs for the first six months of 2010 totaled 3.21% of average total loans. Net charge-offs for 2009 were 1.22% of average total loans.

Noninterest Income

Noninterest income increased $418, or 21.48%, and $76, or 1.61%, for the three and six months ended June 30, 2010, respectively, over the comparable periods in 2009. Total noninterest income was reduced $85 due to the net loss on other-than-temporary-impairment (“OTTI”) recognized in earnings during the quarter and $580 for the first six months of 2010. Gross revenues from Bank of Smithtown’s insurance subsidiary decreased $76, or 7.97%, and $158, or 8.43%, for first three and six months of 2010, respectively, as premiums and corresponding commissions are down as a result of the soft insurance market. Service charge income increased 15.79% for the quarter and 12.70% for the first six months of 2010, due to an increased volume of transaction accounts resulting from branch expansion efforts during 2009. Income from trust and investment management services decreased $42, or 21.65%, for the quarter to date and increased $22, or 6.73% for the year to date, due to efforts to move deposit relationships off the balance sheet and into alternative investment products to meet the requirements of the Consent Agreement, offset by efforts to reduce assets under management as Bank of Smithtown moves toward offering limited trust services. Other noninterest income increased $243, or 62.95%, and $354, or 39.25%, for the three and six month periods ended June 30, 2010, respectively, mainly the result of ATM and debit card transaction fees and loan fees generated from renewals.

Noninterest Expense

Noninterest expense increased $4,627, or 41.26%, and $8,742, or 42.43%, for the three and six months ended June 30, 2010, respectively, as compared to the same periods in 2009. Bank of Smithtown’s Federal deposit insurance decreased $194, or 10.80%, during the second quarter of 2010, as the higher risk based insurance premiums Bank of Smithtown paid in the second quarter of 2010 were less than the regular premiums and special assessment expensed in the second quarter of 2009. Year to date, FDIC insurance premiums have increased $914, or 38.94%. Occupancy and equipment expense increased $924, or 33.24%, and $2,347, or 43.80%, for the quarter and year to date, consistent with the 50% increase in branch locations during 2009. Salary and employee benefits increased $78, or 1.49%, and $513, or 5.11%, for the three and six months ended June 30, 2010, respectively, mainly the result of the new branch locations offset by no accruals for incentive compensation due to net losses. Other noninterest expenses increased $3,848, or 294.41%, and $5,027, or

188.28%, due to costs attributed to the impaired loan portfolio such as legal fees, collection expenses, real estate taxes and insurance for properties in foreclosure. Other added costs in other noninterest expenses include expenses attributed to meeting the terms of the Consent Agreement and legal fees associated with defending various lawsuits.

Income Tax Expense/Benefit

The Company had income tax expense for the three months ended June 30, 2010 of $6,165. Due to an operating loss before taxes for the quarter of $23,049, there was a gross income tax benefit of $9,535 offset by a valuation allowance on the Company’s deferred tax asset of $15,700. For the six months ended June 30, 2010, the Company had income tax expense of $3,209. Due to an operating loss before taxes of $39,774, there was a gross income tax benefit was $16,591 offset by a valuation allowance on the Company’s deferred tax asset of $19,800. An assessment of the Company’s deferred tax asset before valuation allowance at June 30, 2010 of $27,970, led to the decision to record the additional valuation allowance. Based on the Company’s operating losses over the past three quarters, the ability to realize the full benefits of the deferred tax asset has become further impaired. In determining the need for and the amount of a valuation allowance management considered the Company’s ability to realize carry back benefits of the current losses as well as the ability to realize future tax benefits based on tax planning strategies that are feasible and could be implemented. The Company evaluates the need for a valuation allowance for its deferred tax asset on a quarterly basis.

Financial Condition

Total assets were $2,307,172 at June 30, 2010, a decrease of $327,758, or 12.44%, from the previous year-end. This decrease in assets was driven predominantly by a decrease in loans, including loans held for sale, of $129,259, or 6.13%, and investments of $188,086, or 47.34%. The shrinking of the balance sheet was in reaction to the no growth provision and capital requirements of the Consent Agreement. Deposits have decreased by $251,230, or 12.11%, mainly through pricing to retain multiple service customers and let go single service certificate of deposit customers.

The decrease in loans during the first six months of 2010 included the sale, or pay off, of $81,803 of problem real estate loans. In the course of these resolutions, Bank of Smithtown recovered $63,999 of principal and charged off $17,804, representing a loss rate of approximately 21.76%. These resolutions, however, were offset by the movement of some loans previously identified at December 31, 2009 as impaired loans into the nonperforming loan category, as well as some new impaired loans in 2010.

Loans

Bank of Smithtown’s loan portfolio consists mainly of real estate loans secured by commercial and residential properties located primarily within Bank of Smithtown’s market area of Long Island, the five boroughs of New York City and the greater metropolitan area. Most classifications of loans had decreases from the prior year-end. Land and construction loans decreased by $35,877, or 11.29%, as Bank of Smithtown continued to look to reduce its exposure in this loan category. Commercial real estate loans declined by $60,085, or 6.03%, and combined with the decrease on land and construction loans represents the bulk of Bank of Smithtown’s progress in reducing its CRE loan exposure as per the terms of the Consent Agreement.

With 97.71% of Bank of Smithtown’s loan portfolio secured by real estate, the portfolio is subject to additional risk of significant additional losses due to the downturn in the real estate market. The effects of the economic recession, especially commercial real estate difficulties, took, and will continue to take, a significant toll on Smithtown Bancorp’s portfolio. The land and construction portfolio, in particular speculative construction, was impacted to the greatest degree resulting in charge-offs well above historical rates.

The following table sets forth the major classifications of loans:

	June 30, 2010	December 31, 2009
Real estate:
Land and construction	$317,895	$353,772
Commercial	937,012	997,097
Multifamily	471,084	478,840
Residential	210,041	214,548
Agricultural	—	—
Commercial and industrial loans	43,667	48,625
Loans to individuals for household, family and other personal expenditures	1,252	1,740
All other loans (including overdrafts)	418	342
Less: Net deferred loan fees	3,282	4,068

Total loans	$1,978,087	$2,090,896

Nonaccrual, Past Due and Restructured Loans

The following table sets forth Bank of Smithtown’s nonaccrual, contractually past due and restructured loans:

	June 30, 2010	December 31, 2009
Nonaccrual loans	$227,502	$130,172
Trouble Debt Restructured loans	53,124	47,633

The amount of gross interest income that would have been recorded in 2010 on nonaccrual and restructured loans if the loans had been current in accordance with their original terms was $8,730. The amount of interest income that was recorded in 2010 on nonaccrual and restructured loans was $2,595.

A loan is moved to nonaccrual status at 90 days past due unless the loan is both well secured and in the process of collection. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on a cash basis, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired loans of $298,234 less nonaccrual loans of 227,502, represents $70,732 of impaired loans that are still performing, which management believes it is probable Bank of Smithtown will be unable to collect all amounts due according to the contractual terms of the loan agreement. In addition to loans identified as impaired that are still performing, there is a total of $103,864 of loans that are not considered impaired, where management has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms. Potential problem loans are the sum of the $70,732 and $103,864 above, or $174,596.

Securities

Securities totaled $209,254 at June 30, 2010, down 47.34% from $397,340 at December 31, 2009. Sales and principal payments of government sponsored entity and agency mortgage-backed securities used to offset the decrease in deposits caused the reduction.

The following schedule presents the estimated fair value for securities available for sale and the amortized cost for securities held to maturity as detailed in the Company’s balance sheets as of June 30, 2010 and December 31, 2009.

	June 30, 2010	December 31, 2009
Available for sale
U.S. government sponsored entities and agencies	$5,320	$4,966
Obligations of state and political subdivisions	59,933	59,986
Mortgage-backed securities: residential	133,030	320,778
Collateralized mortgage obligations	4,515	4,553
Other securities	6,423	6,991

Total available for sale	$209,221	$397,274

Held to maturity
Obligations of state and political subdivisions	$33	$66

The following table presents the amortized costs and estimated fair values of securities by contractual maturity at June 30, 2010:

	Within One Year			After One But Within Five Years			After Five But Within Ten Years			After Ten Years			Total
	Amortized Cost	Estimated Fair Value	Yield	Amortized Cost	Estimated Fair Value	Yield	Amortized Cost	Estimated Fair Value	Yield	Amortized Cost	Estimated Fair Value	Yield	Amortized Cost	Estimated Fair Value
Available for sale
U.S. government sponsored entities and agencies	$—	$—	—%	$—	$—	—%	$5,000	$5,320	4.00%	$—	$—	—%	$5,000	$5,320
Obligations of state and political subdivisions	453	452	3.60	10,782	11,102	3.45	21,855	22,538	3.46	25,226	25,841	4.00	58,316	59,933
Mortgage-backed securities	—	—	—	—	—	—	—	—	—	128,459	133,030	5.23	128,459	133,030
Collateralized mortgage obligations	—	—	—	—	—	—	—	—	—	4,542	4,515	4.80	4,542	4,515
Other securities	7,278	3,943	4.44	—	—	—	1,480	1,480	3.24	1,000	1,000	3.73	9,758	6,423

Total available for sale	$7,731	$4,395	3.73%	$10,782	$11,102	3.45%	$28,335	$29,338	3.55%	$159,227	$164,386	5.17%	$206,075	$209,221

Held to maturity
Obligations of state and political subdivisions	$33	$34	4.34%	$00	$00	0.00%	$—	$—	—%	$—	$—	—%	$33	$34

Deposits & Other Borrowings

Total deposits decreased $251,230, or 12.11%, for the period ended June 30, 2010 from December 31, 2009. The largest segment of the portfolio was savings, NOW and money market deposits, which decreased $130,621, or 13.07%, in the first six months of 2010. Time deposits decreased $123,249, or 13.34%. Strategies implemented to attempt to meet the terms of the Consent Agreement led to the shrinkage in total deposits.

At June 30, 2010, the remaining maturities of Bank of Smithtown’s time deposits in amounts of $100,000 or more were as follows:

3 months or less	$162,379
Over 3 through 6 months	177,154
Over 6 through 12 months	80,642
Over 12 months	19,208

Total	$439,383

Other borrowings decreased to $313,480 at June 30, 2010 from $352,820 at December 31, 2009. Included in other borrowings are $1,480 of secured borrowings that are a financial arrangement with the Senior Housing Crime Prevention program that are secured by U.S. government agency bonds. At maturity, Bank of Smithtown has the option to repay the secured borrowings simultaneous with the release of the collateral or to renew the borrowings.

The following table sets forth Bank of Smithtown’s borrowed funds:

	June 30, 2010	December 31, 2009
FHLBNY OLOC:
Maximum month end balance during the period	$14,800	$36,340
Average balance during the period	5,048	1,801
Weighted average interest rate during the period	0.46%	0.38%
Weighted average interest rate at period end	0.34	0.34

Term advances from FHLBNY:
Maximum month end balance during the period	$310,000	$325,000
Average balance during the period	313,846	324,247
Weighted average interest rate during the period	2.68%	2.77%
Weighted average interest rate at period end	2.68	2.70

Senior Housing Crime Prevention:
Maximum month end balance during the period	$1,480	$1,480
Average balance during the period	1,480	1,480
Weighted average interest rate during the period	1.79%	1.79%
Weighted average interest rate at period end	1.79	1.79

Liquidity

Liquidity provides the source of funds for anticipated deposit outflow and loan growth. Bank of Smithtown’s primary sources of liquidity include deposits, repayments of loan principal, maturities and sales of investment securities, principal reductions on mortgage-backed securities, “unpledged” securities, deposits with banks, and borrowing potential from correspondent banks. The primary factors affecting these sources of liquidity are their immediate availability if necessary and current market rates of interest, which can cause fluctuations in levels of deposits and prepayments on loans and securities. Management believes that Bank of Smithtown’s liquidity level is sufficient to meet funding needs while under the terms of the Consent Agreement.

Bank of Smithtown has the ability, as a member of the Federal Home Loan Bank (“FHLB”) system, to borrow against residential and commercial mortgages owned by Bank of Smithtown and pledged to FHLB. As a result of entering into the Consent Agreement, the FHLB has required Bank of Smithtown to physically deliver the pledged loan collateral during 2010. At December 31, 2009, the collateral pledged to the FHLB was under a blanket lien arrangement and delivered electronically. At June 30, 2010, the unused available credit totaled $120,625, which represents a decrease of $364,604 from the December 31, 2009 amount of $485,229. Bank of Smithtown has the ability to deliver additional collateral should the need arise. As of June 30, 2010, Bank of Smithtown had $2,000 of collateralized overnight borrowings, which was down from $36,340 at December 31, 2009. Bank of Smithtown had $310,000 and $315,000 in collateralized term advances outstanding with the FHLB as of June 30, 2010 and December 31, 2009, respectively. At June 30, 2010, the Company has $37,127 in cash and cash equivalents, a 67.59% increase from the December level of $22,154, as additional interest earning deposits are being maintained by Bank of Smithtown at the FRB for increased liquidity while under the Consent Agreement.

The Company’s principal source of liquidity is dividends from Bank of Smithtown. Cash available to service Company trust preferred debt obligations, to pay expenses and for distribution of dividends to stockholders is primarily derived from dividends paid by Bank of Smithtown to the Company. Under the Consent Agreement, Bank of Smithtown’s payment of dividends requires prior approval of the FDIC and NY Banking Department. Under the Written Agreement, Bank of Smithtown’s payment of dividends requires prior approval of the FRB. Such prior approval of the FDIC and NY Banking Department and FRB is unlikely to be received. As of June 30, 2010, the Company had $634 in cash to pay its expenses. Interest payments on trust preferred securities were made during the first quarter of 2010, but the Company deferred interest payments on its trust preferred securities during the second quarter of 2010 to preserve cash for operating expenses due to the dividend restrictions. In the event the Company subsequently needs additional funds and the FRB, FDIC and NY Banking Department are unwilling to approve a dividend from Bank of Smithtown, the Company will need to raise additional capital or borrow funds to meet liquidity needs.

Capital Resources

Total stockholders’ equity was $95,645 at June 30, 2010, a decrease of $40,110, or 29.55%, from December 31, 2009, primarily due the net loss of $42,983.

Initial efforts to meet the capital requirements of the Consent Agreement focused upon shrinking the balance sheet, selling one or more packages of nonperforming loans, selling one or more packages of performing loans, raising capital, or some ‘hybrid’ combination of the foregoing strategies. The success in shrinking the balance sheet and selling loans to meet the capital requirements has been more than offset by the loss for the first six months resulting largely from the $52,500 provision for loan losses and a valuation allowance of $19,800 against the Company’s deferred tax asset. As a result, efforts were focused on assessing the Company’s strategic initiatives, which resulted in the Company entering into the merger agreement with People’s United on July 15, 2010.

The Company had returns on average equity of (64.36%) and 10.78%, and returns on average assets of (3.52%) and 0.66% for the six months ended June 30, 2010 and 2009, respectively. The equity to assets ratio was 4.15% and 5.15% at June 30, 2010 and December 31, 2009, respectively. No dividends were paid for the six months ended June 30, 2010. The Company paid dividends of $946 for the six months ended June 30, 2009.

Recent Regulatory and Accounting Developments

Adoption of New Accounting Guidance

In January 2010, the Financial Accounting Standards Board (“FASB”) amended existing guidance to improve disclosure requirements related to fair value measurements. New disclosures are required for significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers. In addition, the FASB clarified guidance related to disclosures for each class of assets and liabilities as well as disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The impact of adoption on January 1, 2010 was not material as it required only disclosures, which are included in the Fair Value footnote.

In June 2009, the FASB amended existing guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This amended guidance addresses (1) practices that are not consistent with the intent and key requirements of the original guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. The impact of adoption on January 1, 2010 was not material.

In June 2009, the FASB amended guidance for consolidation of variable interest entities by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity. The new approach focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. The impact of adoption on January 1, 2010 was not material.

In December 2007, the FASB enhanced existing guidance for the use of the acquisition method of accounting (formerly the purchase method) for all business combinations, for an acquirer to be identified for each business combination and for intangible assets to be identified and recognized separately from goodwill. An entity in a business combination is required to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. Additionally, there were changes in requirements for recognizing assets acquired and liabilities assumed arising from contingencies and recognizing and measuring contingent consideration. Disclosure requirements for business combinations were also enhanced. The impact of adoption on January 1, 2009 was not material.

In April 2009, the FASB issued amended clarifying guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The impact of adoption on January 1, 2009 was not material.

In January 2010, the FASB issued amended clarifying guidance addressing implementation issues related to the changes in ownership provisions. The impact of adoption on January 1, 2010 was not material.

Newly Issued But Not Yet Effective Accounting Guidance

In January 2010, the FASB amended existing guidance related to fair value measurements requiring new disclosures for activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The impact of adoption is expected to be immaterial.

Recent Legislative Developments

On July 21, 2010, President Obama signed into law the sweeping financial regulatory reform act entitled the “Dodd-Frank Wall Street Reform and Consumer Protection Act” that implements far-reaching changes to the regulation of the financial services industry, including provisions that, among other things will:

•	Centralize responsibility for consumer financial protection by creating a new agency responsible for implementing, examining and enforcing compliance with federal consumer financial laws.

•	Apply the same leverage and risk-based capital requirements that apply to insured depository institutions to bank holding companies.

•

Require the FDIC to seek to make its capital requirements for banks such as Bank of Smithtown countercyclical so that the amount of capital required to be maintained increases in times of economic expansion and decreases in times of economic contraction.

•	Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital.

•	Implement corporate governance revisions, including with regard to executive compensation and proxy access by stockholders, that apply to all public companies, not just financial institutions.

•

Make permanent the $250,000 limit for federal deposit insurance and increase the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000, and provide unlimited federal deposit insurance until January 1, 2013, for non-interest bearing demand transaction accounts at all insured depository institutions.

•	Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

•	Increase the authority of the Federal Reserve to examine the Company and its non-bank subsidiaries.

Many aspects of the act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on the Company, its customers or the financial industry more generally. Provisions in the legislation that affect deposit insurance assessments and payment of interest on demand deposits could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – December 31, 2009

Overview

This discussion and analysis should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2009, notes thereto and other financial information appearing elsewhere in this proxy statement/prospectus. Dollar amounts are in thousands except per share data.

The Company recorded a net loss for 2009 of $11,848, or $.87 per fully diluted share. Asset quality deterioration became an increasing problem in 2009 as the economic recession hit Smithtown Bancorp’s region later than other areas of the country. Bank of Smithtown’s commercial real estate loan portfolio, especially land and construction loans, was the hardest hit. Nonperforming loans ended the year at $130,172, or 6.23% of total loans. Net charge-offs for 2009 totaled $23,820, or 1.22% of average loans. The provision for loan losses was $51,000 in 2009 and the allowance for loan losses ended the year at $38,483, or 1.84% of total loans. The Company suspended its dividend in the fourth quarter of 2009.

While loan growth was strong for the year, the numbers were flat in the final quarter of 2009, as efforts were focused on managing Bank of Smithtown’s existing loan portfolio. There was a continued push during the year to reduce land and construction loan exposure. Growth was focused in amortizing residential, multifamily and commercial mortgages.

Total deposits increased for the year by $708,091. Bank of Smithtown’s deposit growth was boosted by the development of ten new branches during 2009. There are currently four new branch projects under development in Manhasset, Hicksville, Brentwood and Bayport. The Manhasset location is expected to open in July 2010 with the other locations expected to be completed between the fourth quarter of 2010 and the first quarter of 2011. These locations have FDIC and NY Banking Department approval to establish a branch and Bank of Smithtown is obligated under lease agreements. The board of directors and management believe the expanding branch network continues to add to the franchise value of Bank of Smithtown.

The Company announced that, on January 29, 2010, Bank of Smithtown entered into a Consent Agreement with the FDIC and NY Banking Department. Under the Consent Agreement, Bank of Smithtown is required to improve credit administration, loan underwriting and internal loan review processes and maintain an adequate allowance for loan losses. Other required actions include the implementation of plans to reduce classified assets, decrease Bank of Smithtown’s concentration in commercial real estate loans and increase profitability. Bank of Smithtown’s payment of dividends and growth in quarterly average assets require prior approval of the FDIC and NY Banking Department. In addition, Bank of Smithtown is required to maintain no later than June 30, 2010, Tier 1 Capital at least equal to 7% of Total Assets, Tier 1 Risk-Based Capital at least equal to 9% of Total Risk-Weighted Assets and Total Risk-Based Capital at least equal to 11% of Total Risk-Weighted Assets. The provisions of the Consent Agreement will remain effective until modified, terminated, superseded, or set aside in writing by the FDIC and NY Banking Department.

There are currently no plans to submit new branch applications while under the Consent Agreement. Bank of Smithtown expects to continue to serve its customers in all areas including extending loans, accepting deposits and processing banking transactions. Bank of Smithtown’s deposits will remain insured by the FDIC to the maximum limits allowed by law. The FDIC and NY Banking Department did not impose or recommend any monetary penalties.

As of March 12, 2010, Bank of Smithtown has made the following progress in complying with the Consent Agreement provisions:

i.	An oversight committee of the board of directors has been formed for the purpose of monitoring Bank of Smithtown’s overall compliance with the Consent Agreement and reporting the results to the full board of directors.

ii.	Bank of Smithtown is in the process of developing a written plan to submit to the FDIC and NY Banking Department for systematically reducing and monitoring its CRE loan concentration of credit to an amount which is commensurate with Bank of Smithtown’s business strategy, management expertise, size and location.

iii.	Bank of Smithtown has reviewed and revised, and the board of directors has approved, lending policies to provide additional guidance and control over the lending functions.

iv.	Bank of Smithtown has reviewed and revised, and the board of directors has approved, Bank of Smithtown’s loan review policy. Bank of Smithtown is in the process of developing a written plan to submit to the FDIC and NY Banking Department to revise its independent loan review program to ensure that it is consistent with Bank of Smithtown’s loan review policy and that it is sufficiently comprehensive to assess risks in Bank of Smithtown’s lending and minimize credit losses.

v.	Bank of Smithtown has eliminated from its books all assets or portions of assets classified as “Loss.”

vi.	Bank of Smithtown is in the process of developing a written plan to submit to the FDIC and NY Banking Department to reduce assets classified “Doubtful” and “Substandard.”

vii.	Bank of Smithtown is in the process of developing a written profit plan and comprehensive budget for all categories of income and expense for the calendar year 2010 to be submitted to the FDIC and NY Banking Department for review and comment.

viii.	Bank of Smithtown has completed plans and forecasts and based on such plans and forecasts Bank of Smithtown currently expects to be able to satisfy capital requirements in the Consent Agreement without any need to raise additional capital. The plans and forecasts include reductions in loans through amortization and workouts, reductions in investment securities through maturities and principal payments and decreased deposits through pricing strategies in certain segments of the portfolio. Through February 28, 2010, total assets decreased approximately $168,179, or 6.38%.

ix.	Bank of Smithtown has taken steps necessary to correct and prevent any violations of law or regulation.

Application of Critical Accounting Policies

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported asset and liability balances and revenue and expense amounts. The Company’s determination of the allowance for loan losses and OTTI for debt securities are critical accounting estimates because they are based on a subjective evaluation of a variety of factors at a specific point in time and involve difficult and complex judgments about matters that are inherently uncertain. In the event that management’s estimate needs to be adjusted based on, among other things, additional information that comes to light after the estimate is made or changes in circumstances, such adjustment could result in the need for a significantly different allowance for loan losses or OTTI impairment charge and thereby materially impact, either positively or negatively, Bank of Smithtown’s results of operations.

The allowance for loan losses is established and maintained through a provision for loan losses based on probable incurred losses inherent in Bank of Smithtown’s loan portfolio. Management evaluates the adequacy of the allowance on a quarterly basis. Adjustments are made after each evaluation to a level deemed adequate by management, based on its risk evaluation of the portfolio in its entirety as well as in specific loan details. The allowance is comprised of both specific allocations to individual loans and general allocations to pools of loans with similar characteristics.

Bank of Smithtown monitors its entire loan portfolio on a regular basis, with consideration given to detailed analysis of classified loans, repayment patterns, and probable incurred losses, past loss experience, current economic conditions and various types of concentrations of credit. Additions to the allowance are charged to expense and realized losses, net of recoveries, are charged to the allowance for loan losses.

Specific allocations are established in connection with specific loan reviews and the asset classification process, including the procedures for impairment testing. Such allocations, which include a review of loans for which full collectability in accordance with contractual terms is not reasonably assured, consider the estimated fair value of the underlying collateral less the costs to sell, if any, or the present value of expected future cash flows, or the loan’s observable market value. Any shortfall that exists from this analysis results in a specific allocation for the loan. Pursuant to the Bank of Smithtown’s policy, loan losses must be charged off in the period the loans, or portions thereof, are deemed uncollectable. Assumptions and judgments by management, in conjunction with outside sources, are used to determine whether full collectability of a loan is not reasonably assured. Assumptions and judgments also are used to determine the estimates of the fair value of the underlying collateral or the present value of expected future cash flows or the loan’s observable market value. Specific allocations could differ materially as a result of changes in these assumptions and judgments. Individual loan analyses are periodically performed on specific loans considered impaired. The results of the individual specific allocations are aggregated and included in the overall allowance for loan losses.

In addition to estimating losses for loans individually deemed to be impaired, management also estimates collective impairment losses for pools of loans that are not specifically reviewed. Statistical information regarding Bank of Smithtown’s historical loss experience over a period of time believed to be relevant is weighted very heavily in management’s estimate of such losses. However, future losses could vary significantly from those experienced in the past. In addition, management also considers a variety of general qualitative factors and then subjectively determines the amount of weight to assign to each in estimating losses. The factors include, among others, national and local economic conditions, environmental risks, trends in volume and terms of loans, concentrations of credit, changes in lending policies and procedures, and experience, ability, and depth of Bank of Smithtown’s lending staff. Because of the nature of the factors and the difficulty in assessing their impact, management’s resulting estimate of losses may not accurately reflect actual losses in the portfolio.

Although the allowance for loan losses has two separate components, one for impairment losses on individual loans and one for collective impairment losses on pools of loans, the entire allowance for loan losses is available to absorb realized losses as they occur whether they relate to individual loans or pools of loans. At December 31, 2009, management believed the allowance for loan losses had been established and maintained at a level adequate to reflect the probable incurred losses in Bank of Smithtown’s loan portfolio.

In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an OTTI exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

The Company uses an OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to ensure there are no adverse changes in cash flows during the period. The OTTI model considers the structure and term of the collateralized debt obligation (“CDO”) and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model include expected future default rates and prepayments. The Company assumes no recoveries on defaults and treats all interest payment deferrals as defaults. Upon completion of its analysis, management believed the OTTI charge to earnings for the year ending December 31, 2009, was adequate to reflect the impairment in these securities.

Net Income (Loss)

The net loss for 2009 totaled $11,848, or $.87 per diluted share, while net income for 2008 totaled $15,723, or $1.52 per diluted share, as compared to net income of $14,275, or $1.46 per diluted share, for the year ended December 31, 2007. The net loss for 2009 was a change of ($27,571), or (175.35%), from 2008 while net income was up $1,448, or 10.14%, in 2008 from 2007. Significant trends for 2009 include: (i) a $47,800, or 1493.75%, increase in the provision for loan losses; (ii) a $15,794, or 30.88%, increase in net interest income; (iii) a $2,184, or 25.76%, increase in total noninterest income; (iv) a $16,851, or 52.74%, increase in total noninterest expense and (v) a $10,356 income tax benefit compared to an $8,746 income tax expense for 2008. The large increase in total noninterest expense included a $6,872 increase in the valuation allowance for other real estate owned and a $3,928, or 606.17%, increase in Federal deposit insurance.

Net Interest Income

Net interest income, the primary contributor to earnings, represents the difference between income on interest earning assets and expense on interest bearing liabilities. Net interest income depends upon the volume of interest earning assets and interest bearing liabilities and the interest rates earned or paid on them.

The following table sets forth certain information relating to the Company’s average consolidated statements of financial condition and its consolidated statements of income for the years indicated and reflects the average yield on assets and average cost of liabilities for the years indicated. Interest income on investment securities is shown on a TE basis. Interest income on nontaxable investment securities depicted below have been grossed up by .54 to estimate the TE yield. Yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown. Average balances are derived from daily average balances and include nonaccrual loans, if any. The yields and costs include fees, which are considered adjustments to yields.

	2009			2008			2007
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS
Interest earning assets:
Investment securities:
Taxable	$201,531	$7,903	3.92%	$57,620	$3,049	5.29%	$67,415	$3,330	4.94%
Nontaxable	33,109	1,726	5.21	5,298	322	6.08	7,745	436	5.63

Total investment securities	234,640	9,629	4.10	62,918	3,371	5.36	75,160	3,766	5.01
Loans	1,944,841	110,100	5.66	1,329,227	87,939	6.62	911,498	73,970	8.12
Interest earning deposits with banks	30,338	53	0.18	11,897	213	1.79	16,384	839	5.12
Term placements	25,055	107	0.43	76	3	4.07	—	—	—
Other interest earning assets	20,780	788	3.79	12,871	506	3.93	3,235	234	7.23

Total interest earning assets	2,255,654	120,677	5.35	1,416,989	92,032	6.49	1,006,277	78,809	7.83
Noninterest earning assets:
Cash and cash equivalents	28,835			15,465			13,876
Other assets	71,015			68,821			60,119

Total assets	$2,355,504			$1,501,275			$1,080,272

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Interest bearing liabilities:
Savings, NOW and money market deposits	$841,009	$13,717	1.63%	$501,672	$12,004	2.39%	$436,487	$15,525	3.56%
Time deposits	850,589	27,466	3.23	494,070	19,501	3.95	405,567	19,325	4.76
Other borrowings	327,528	9,029	2.76	256,588	6,970	2.72	32,599	1,338	4.10
Subordinated debt	46,835	2,926	6.25	35,782	2,304	6.44	18,000	1,388	7.71

Total interest bearing liabilities	2,065,961	53,138	2.57	1,288,112	40,779	3.17	892,653	37,576	4.21

Noninterest bearing liabilities:
Demand deposits	129,263			109,125			104,285
Other liabilities	18,913			10,031			9,752

Total liabilities	2,214,137			1,407,268			1,006,690
Stockholders’ equity	141,367			94,007			73,582

Total liabilities and stockholders’ equity	$2,355,504			$1,501,275			$1,080,272

Net interest income (TE)/interest rate spread		$67,539	2.78%		$51,253	3.32%		$41,233	3.62%

Net interest earning assets/net interest margin	$189,693		2.99%	$128,877		3.62%	$113,624		4.10%

Less: tax equivalent adjustment		605		113		153
Net interest income		$66,934		$51,140				$41,080

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changes in rates and volumes. The following table illustrates the extent to which changes in interest rates and in volume of average interest earning assets and interest bearing liabilities have affected Smithtown Bancorp’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rates multiplied by prior volume); and (3) the net changes. For purposes of this table, changes, which are not due solely to volume or rate changes, have been allocated to these categories based on the respective percentage changes in average volume and rate. Due to the numerous simultaneous volume and rate changes during the period analyzed, it is not possible to precisely allocate changes between volume and rates. In addition, average earning assets include any nonaccrual loans.

Rate Volume Relationships of Interest Margin on Interest Earning Assets and Interest Bearing Liabilities

	2009/2008 Increase (Decrease) Due to change in			2008/2007 Increase (Decrease) Due to change in
	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest income:
Investment securities:
Taxable	$6,629	$(1,775)	$4,854	$(501)	$220	$(281)
Nontaxable	1,570	(166)	1,404	(143)	29	(114)

Total investment securities	8,199	(1,941)	6,258	(644)	249	(395)
Loans	37,789	(15,628)	22,161	30,768	(16,799)	13,969
Interest earning deposits with banks	181	(341)	(160)	(155)	(471)	(626)
Term placements	561	(457)	104	1	2	3
Other interest earning assets	305	(23)	282	538	(266)	272

Total interest earning assets	47,035	(18,390)	28,645	30,508	(17,285)	13,223
Interest expense:
Savings, NOW, and money market deposits	6,827	(5,114)	1,713	1,939	(5,460)	(3,521)
Time deposits	12,792	(4,827)	7,965	3,855	(3,679)	176
Other borrowings	1,941	118	2,059	7,639	(2,007)	5,632
Subordinated debt	702	(80)	622	1,258	(342)	916

Total interest bearing liabilities	22,262	(9,903)	12,359	14,691	(11,488)	3,203

Changes in interest margin	$24,773	$(8,487)	$16,286	$15,817	$(5,797)	$10,020

During 2009 Smithtown Bancorp’s net interest margin decreased 63 basis points. Asset yields were lower in all interest earning asset categories resulting in a decrease in the average rate on total interest earning assets of 114 basis points, or 17.57%. Lower yields are attributed to a considerably lower rate environment during 2009. At December 31, 2009, Bank of Smithtown had $338,462 of interest only land and construction loans, which have interest rates that primarily float with the prime rate. Most of these loans were made prior to September 2007 without rate floors and were subsequently re-priced down through multiple prime rate reductions in 2008 and have remained at low rates for all of 2009. These loans contributed significantly to the reduction in the average rate on loans to 5.66% in 2009 from 6.62% in 2008, a 14.50% drop. The lower yields on interest earning assets were partially offset with lower yields on interest bearing liabilities. The average rate on interest bearing liabilities decreased 60 basis points in 2009 from 2008, an 18.93% drop. Other borrowings did not benefit from the lower rate environment and remained constant at 2.76% in 2009 from 2.72% in 2008. This category, averaging $327,528 and $256,588 during 2009 and 2008, respectively, was mainly made up of various FHLB term borrowings at fixed rates, which negatively impacted the net interest margin in 2009 compared to 2008. It was the only category of interest bearing liabilities where the increased volume was not offset by a reduction in rate.

Net interest income increased $16,286, or 31.78%, to $67,539 in 2009 from $51,253 in 2008. The driver of this increase was growth in volume. Average interest earning assets increased to $2,255,654 in 2009 from $1,416,989 in 2008, a 59.19% increase. Average interest bearing liabilities increased to $2,065,961 in 2009, a 60.39% increase from $1,288,112 in 2008. This increased volume in average interest earning assets and average interest bearing liabilities produced a $24,773 benefit to net interest income, which was offset by $8,487 as the negative effect of lower rates on interest earning assets was greater than the benefit of lower rates on interest bearing liabilities.

During 2008, Smithtown Bancorp’s net interest margin decreased 48 basis points. Overall, Bank of Smithtown’s yield on its total interest earning assets decreased 134 basis points, from 7.83% in 2007 to 6.49% in 2008. While there was an increased average balance of loans in 2008 from 2007, the overall yield on loans dropped to 6.62% in 2008 from 8.12% in 2007. The prime rate dropped seven times in 2008, from 7.25% to 3.25%, which substantially lowered the yield on Bank of Smithtown’s prime based loans, including commercial loans, which were up $6,469 on average with a lower average yield of 175 basis points and land and construction loans, which were up $78,642 on average with a drop in yield of 306 basis points. The largest increase in the loan portfolio was commercial mortgages, with an increase in average balance of $269,204 with a lower average yield in 2008 of 6.87% from 7.78% in 2007. Despite the precipitous drop in interest rates, interest on loans increased $13,988. The lower average balance of Bank of Smithtown’s investment securities and interest earning deposits with banks in 2008 from 2007 and the higher average balance in restricted stock due to increased FHLB borrowings over the same period resulted in little net effect on total interest income.

The average balance of other borrowings, predominantly FHLB fixed rate term borrowings, increased nearly $223,989 with a decrease in the average rate of 138 basis points. Bank of Smithtown used these advances to fund a sizable portion of its loan growth in 2008. Total interest bearing liabilities increased $395,459 with a decrease in average cost of 104 basis points. The largest deposit increase was in time deposits followed by savings, NOW and money market deposits. Time deposits were up $88,503 and savings, NOW and money market deposits were up $65,185. As a reflection of the overall lower interest rate environment in 2008, rates were down 81 and 117 basis points for time deposits and savings, NOW and money market deposits, respectively. The Company issued $20 million in trust preferred securities in March 2008, resulting in an increase of $17,782 in average subordinated debt with a drop in the average rate of 127 basis points in 2008 from 2007.

Allowance for Loan Losses

The table below sets forth the amounts and categories of Smithtown Bancorp’s nonperforming assets, including restructured loans, at the dates indicated.

	At December 31, 2009	At December 31, 2008
Nonaccrual loans:
Real estate loans:
Land and construction	$52,590	$1,341
Commercial	57,026	—
Multifamily	7,870	—
Residential	9,575	328
Commercial and industrial loans	3,097	178
All other loans (including overdrafts)	14	6

Total nonaccrual loans	$130,172	$1,853

Loans past due 90 days or more and still accruing:
Real estate loans:
Land and construction	$—	$2,261
Commercial	—	1,131
Residential	—	15

Total loans past due 90 days or more and still accruing	$—	$3,407

Total nonperforming loans	$130,172	$5,260

Other nonperforming assets:
Other real estate owned	$2,013	$6,972

Total nonperforming assets	$132,185	$12,232

Total nonperforming loans to total loans	6.23%	.31%
Total nonperforming assets to total assets	5.02%	.66%
Allowance for loan losses to total nonperforming loans	29.56%	214.89%

The following table sets forth certain types of loans which management believes to be considered higher risk loans because of the lack of principal amortization, a collateral position subordinate to another creditor, or increased defaults due to slowdowns in the construction and real estate sales sector during the economic recession. The table quantifies their respective percentage of the Bank of Smithtown’s total loans, the total allowance for loan losses balance allocated to these loans and the level of nonperforming loans within these categories.

December 31, 2009	Amount	Percentage of Loan Portfolio	Total Reserve Allocation	Nonperforming Loans
Interest only land and construction loans	$338,462	16.19%	$18,002	$52,600
Interest only commercial mortgages	89,299	4.27	2,875	1,558
Home equity lines/loans—1st liens	19,111	0.92	—	348
Home equity lines/ loans—2nd liens	8,427	0.40	—	—
Interest only commercial loans	30,163	1.44	476	1,813
Interest only consumer loans	801.04		—	—

Total	$486,263	23.26%	$21,353	$56,319

The following table describes the activity in the allowance for loan losses account followed by a key loan ratio for the years ended:

	2009	2008	2007	2006	2005
Allowance for loan losses at beginning of period	$11,303	$8,250	$7,051	$5,964	$4,912
Charge-offs:
Commercial	1,014	58	7	170	82
Real estate:
Land and construction	18,922	—	—	—	—
Commercial	2,006	—	—	254	—
Multifamily	1,891	—	—	—	*—
Consumer	158	160	140	140	162

Total	23,991	218	147	564	244
Recoveries:
Commercial	126	26	5	63	52
Real estate:
Commercial	—	—	—	66	10
Consumer	45	45	41	22	34

Total	171	71	46	151	96

Net charge-offs	(23,820)	(147)	(101)	(413)	(148)
Provision for loan losses	51,000	3,200	1,300	1,500	1,200

Allowance for loan losses at end of period	$38,483	$11,303	$8,250	$7,051	$5,964

Ratio of net charge-offs during period to average loans outstanding	1.22%	0.01%	0.01%	0.05%	0.02%

Allocation of Allowance for Loan Losses

The following table sets forth the allocation of Bank of Smithtown’s allowance for loan losses by loan category and the percentage of loans in each category to total loans at the date indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses, which may occur within the loan category since the total loan loss allowance is a valuation allocation applicable to the entire loan portfolio.

	2009		2008		2007		2006		2005
	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans	Amount	Percentage of Loans to Total Loans
Commercial	$1,883	2.3%	$768	3.1%	$626	4.9%	$490	5.2%	$474	6.0%
Real estate	35,802	97.6	9,862	96.8	6,839	94.7	6,006	94.5	4,893	93.8
Consumer and other	138	0.1	144	0.1	58	0.4	60	0.3	19	0.2
Unallocated	660	—	529	—	727	—	495	—	578	—

Total	$38,483	100.0%	$11,303	100.0%	$8,250	100.0%	$7,051	100.0%	$5,964	100.0%

Loan charge-offs totaled $23,991 during 2009, a significant increase from $218 in 2008. The general allocation portion of the allowance for loan losses has been adjusted to account for the higher historical charge-offs. For example, the general allocation for commercial mortgages has increased to 53 basis points at December 31, 2009 from 41 basis points at December 31, 2008 and the general allocation on multifamily mortgages has increased to 40 basis points from 15 basis points over the same time period. Land and construction loans made up the largest portion of total charge-offs in 2009, totaling $18,922. As a result, the general allocation applied to this portfolio increased to 359 basis points at December 31, 2009 from 139 basis points at December 31, 2008.

Nonperforming loans totaled $130,172, or 6.23%, of total loans as of December 31, 2009, as compared to $5,260, or 0.31%, as of December 31, 2008. Commercial and construction real estate loans comprised $117,486, or 90.25%, of this total. The nonperforming commercial real estate loans are stratified over many borrowers and many segments including, but not limited to, office, multifamily, retail, mixed use and industrial/warehouse. The larger nonperforming loans in the office category include a first mortgage on two adjacent buildings 100% occupied with three tenants in Mid-town Manhattan, NY, a first mortgage on a multi-tenanted office building in Connecticut and a first mortgage on a single tenant medical building in Connecticut. The multifamily and residential categories include a first mortgage on a 20 unit building in the Greenwich Village section of Manhattan, a first mortgage on a single family townhouse in the Upper East Side of Manhattan, and a first mortgage on a single family home under contract of sale in Nassau County, NY. Retail loans include a first mortgage on a retail center in Connecticut anchored by three national tenants and a first mortgage on a retail and office center in Connecticut. Nonperforming loans in the mixed use category include a first mortgage on a recently completed building including one retail unit and six residential units located in the Lower East Side of Manhattan and a first mortgage on seven of ten condominium units recently completed. One unit is retail and the other six are residential located in Mid-town Manhattan. The industrial/warehouse category includes a first mortgage on four adjacent one and two story industrial buildings in Brooklyn, NY. The larger nonperforming construction real estate loans include a first mortgage on a vacant residential condominium site in White Plains, NY, a first mortgage on a six lot single family home development with a manor house in Suffolk County, NY, a first mortgage on a 17 unit multifamily residential building under construction in East Harlem, Manhattan that is 95% complete, a first mortgage on a 13 unit residential condo site in Brooklyn with eleven of the units under contract of sale which will pay off the loan, and a first mortgage on the interests of a builder at multiple sites all located within Suffolk County with all approvals and one unsold luxury residence.

Nonperforming loans include $20,696 of restructured loans that are in nonaccrual status. Impaired loans totaled $212,540 and include all nonperforming loans discussed above plus $82,368 of additional loans that are still performing. The $82,368 of impaired, but still performing, loans are discussed further in the “Nonaccrual, Past Due and Restructured Loan” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – December 31, 2009.”

The ratio of the allowance for loan losses to total nonperforming loans as of December 31, 2009 and 2008 was 29.56% and 214.89%, respectively. The ratio of the allowance for loan losses to total loans increased to 1.84% at December 31, 2009 from .67% at December 31, 2008. Net charge-offs for 2009 totaled 1.22% of average total loans compared to ..01% in 2008.

Noninterest Income

Noninterest income increased $10,663, or 25.76%, for 2009 over the comparable period in 2008. Gross revenues from the Bank of Smithtown’s insurance subsidiary remained flat due to the continued soft insurance market causing reduced premiums. Service charge income increased 5.21% due to an increased volume of transaction accounts as well as the overdraft program entered into during 2008, which collects fee income in return for payment of low-level overdrafts. Net gains on the sale of investment securities totaled $2,335. Income from trust and investment management services decreased $145, or 19.05%, due to reduced net asset values. The gain in cash surrender value of company owned life insurance decreased $220, or 31.75%, indicative of overall reduced rates of return. Other noninterest income decreased $344, or 16.09%, mainly the result of decreased loan fees generated from short term loans and reduced service fee income generated through the branch system. Total noninterest income was reduced $414 due to the net loss on OTTI recognized in earnings during 2009.

Total noninterest income decreased 8.07% during 2008 over 2007, largely due to the effect of the OTTI write down of $865 on a trust preferred pooled security. Service charges on deposit accounts, including overdraft and uncollected balance fees, increased 16.38% due to the implementation of new overdraft software that provides greatly improved collection services. The fees collected from the Bank of Smithtown’s financial services subsidiary increased 22.86%. This subsidiary has increased its customer base through a referral program with BOS Insurance Agents and Brokers, Inc. Net fees received from Bank of Smithtown’s ATM and debit card program increased during 2008 as Bank of Smithtown eliminated its third party processor for these transactions and moved the processing in house. A reduction in noninterest income during 2008 resulted from a lower return on company owned life insurance policies. Revenues from Bank of Smithtown’s insurance subsidiary, Bank of Smithtown Insurance Agents and Brokers, Inc., declined slightly in 2008 by $162, or 4.52%, as a result of a softened insurance market.

Noninterest Expense

Noninterest expense increased $16,851, or 52.74%, for 2009 as compared to the same period in 2008. A valuation allowance of $6,872 on an other-real-estate-owned (“OREO”) property was the largest portion of this increase. Bank of Smithtown’s Federal deposit insurance, that included a five basis point special assessment during the second quarter of 2009 paid on September 30, increased to $4,576 from $648, or 606.17%. Other increases in noninterest expense relate to the costs associated with the addition of 10 new branches during 2009. A majority of the increases in salary and employee benefits, occupancy and equipment, business development and other overhead expenses relate in large part to the costs associated with these additional locations and additional staff. Other increases in these categories are the result of the usual increases associated with the costs of doing business.

Total noninterest expense increased $4,996, or 18.54% during 2008. Salary and employee benefits increased $2,533, or 17.18%, a result of an increased number of branches and regular salary increases. Occupancy and equipment expense rose 26.95%, primarily as a result of increased office rental expense directly attributable to the new branches. The reduced amortization expense for intangible assets resulted from the accelerated accounting method used to record the expense. Other noninterest expense increased 8.45% with business development expense higher largely due to the advertising related to the new branch offices and promotional deposit products. Federal deposit insurance increased from higher premiums combined with deposit growth.

Income Tax Expense/Benefit

The Company reported an income tax benefit for the year ended December 31, 2009 of $10,356 due to a net operating loss before taxes of $22,204. Income tax expense for December 31, 2008 and 2007 was $8,746 and $7,774, respectively. The increase in 2008 was due to an increase in income before income taxes combined with a slightly higher effective tax rate.

Financial Condition

Total assets were $2,634,930 at December 31, 2009, an increase of $769,540, or 41.25%, from the previous year end. This increase in assets was driven predominantly by growth in loans and securities. Loans increased $402,196, or 23.82%, and securities available for sale increased $339,576, or 588.54%.

This growth in assets was mainly funded by growth in deposits resulting from continued de novo branching efforts. Total deposits increased for the year $708,091, or 51.80%. Bank of Smithtown’s deposit growth was boosted by the new branches opened during 2009. The new branches have collected $153,522 in deposits through December 31, 2009. For the year, demand deposits increased $28,686, or 23.20%. Savings, NOW and money market deposits increased $450,564, or 82.14%, and certificates of deposit of $100,000 or more and other time deposits increased $228,841, or 32.94%.

Additional funding resulted from an increase in common stock and additional paid in capital of $30,401, or 58.37%, an increase in other borrowings of $26,340, or 8.07%, and an increase in subordinated debentures of $17,515, or 45.10%. The Company successfully completed a $30,000 public offering of common stock resulting in net proceeds, after offering expenses, of $28,186. Subsequent to the equity offering Bank of Smithtown issued $19,000 of subordinated notes and the Company issued 475,000 warrants to purchase shares of Smithtown Bancorp common stock at an exercise price of $11.50 per share. The net proceeds of the subordinated notes and warrants after offering expenses totaled $18,990. The warrants had a net estimated value of $1,629 reflected as an increase to additional paid in capital. The net proceeds from the sales of the subordinated notes were allocated to Bank of Smithtown after netting out the estimated value of the warrants, which were allocated to the Company.

Loans

Bank of Smithtown’s loan portfolio consists mainly of real estate loans secured by commercial and residential properties located primarily within Bank of Smithtown’s market area of Long Island, the five boroughs of New York City and the greater metropolitan area. Loans grew $402,196 during 2009, predominantly from competitors exiting the market due to the economic recession and the preceding sub-prime mortgage crisis. Amortizing commercial mortgages, including multifamily mortgages, fueled the loan growth, increasing $410,874, or 38.58%. Residential mortgages increased $30,916, or 16.84%. Offsetting the growth was a decrease in land and construction loans of $36,295, or 9.30%, as Bank of Smithtown continued to look to reduce its exposure in this loan category. The growth in 2009 followed strong growth of 71.63% in the loan portfolio in 2008. The 2008 growth was the result of competitors being forced to curtail lending due to capital and liquidity constraints caused by sub-prime mortgage problems and other economic difficulties. Other competitors were acquired by large, out-of-state companies that were less focused on mortgage lending in Bank of Smithtown’s market area. The “conduit” market for mortgage loans also was eliminated in 2008, and as a result, there were greatly increased opportunities for permanent commercial mortgages as well as seasoned multifamily mortgages.

With 97.77% of Bank of Smithtown’s loan portfolio secured by real estate, the portfolio is subject to additional risk due to a downturn in the real estate market. During 2009, the economic recession, especially commercial real estate difficulties, hit Smithtown Bancorp’s lending area resulting in significantly decreased values. The land and construction portfolio, in particular speculative construction, was impacted to the greatest degree resulting in charge-offs well above historical rates. While other segments of the real estate portfolio were affected by the downturn, the segmentation into various industries and uses provided some level of protection.

The following table sets forth the major classifications of loans:

	2009	2008	2007	2006	2005
Real estate:
Land and construction	$353,772	$390,067	$296,397	$219,641	$178,510
Commercial	997,097	760,125	425,983	391,758	357,053
Multifamily	478,840	304,938	88,240	60,650	30,587
Residential	214,548	183,632	123,369	130,900	89,925
Agricultural	—	—	—	1,695	565
Commercial and industrial loans	48,625	51,630	48,124	43,775	41,854
Loans to individuals for household, family and other personal expenditures	1,740	2,004	3,670	2,471	1,126
All other loans (including overdrafts)	342	403	726	367	511
Less: Net deferred loan fees	4,068	4,099	2,591	1,999	1,709

Total loans	$2,090,896	$1,688,700	$983,918	$849,258	$698,422

The following table shows the maturities of loans (excluding real estate mortgages and installment loans) outstanding as of December 31, 2009:

Fixed rate loans	Within One Year	After One Year But Within Five Years	After Five Years	Total
Commercial (and all other loans including overdrafts)	$1,319	$5,401	$5,200	$11,920
Variable rate loans
Commercial (and all other loans including overdrafts)	27,234	9,111	702	37,047
Real estate-construction	187,551	23,843	12,457	223,851

Total	$216,104	$38,355	$18,359	$272,818

Nonaccrual, Past Due and Restructured Loans

The following table sets forth Bank of Smithtown’s nonaccrual and contractually past due loans:

	2009	2008	2007	2006	2005
Loans past due 90 or more and still accruing	$—	$3,407	$347	$16	$—
Nonaccrual loans	130,172	1,853	340	12	47
Restructured loans	31,937	—	—	—	—

The amount of gross interest income that would have been recorded in 2009 on nonaccrual and restructured loans if the loans had been current in accordance with their original terms was $10,113. The amount of interest income that was recorded in 2009 on nonaccrual and restructured loans was $5,194.

A loan is moved to nonaccrual status at 90 days past due unless the loan is both well secured and in the process of collection. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on a cash basis, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired loans totaled $212,540 and include all nonperforming loans plus $82,368 that are still performing, which management believes it is probable Bank of Smithtown will be unable to collect all amounts due according to the contractual terms of the loan agreement. In addition to loans identified as impaired, there are a total of $81,819 of loans where management has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms. Potential problem loans are the sum of the $82,368 and $81,819 above, or $164,187.

Securities

Securities totaled $397,340 at December 31, 2009, up 587.32% from $57,810 at December 31, 2008. Purchases included a combination of government sponsored entity and agency mortgage-backed securities and New York State municipal securities. All purchases were added to the available for sale portfolio.

The following schedule presents the estimated fair value for securities available for sale and the amortized cost for securities held to maturity as detailed in the Company’s balance sheets as of December 31, 2009, 2008 and 2007.

	2009	2008	2007
Available for sale
U.S. government sponsored entities and agencies	$4,966	$19,009	$32,394
Obligations of state and political subdivisions	59,986	4,635	6,312
Mortgage-backed securities	320,778	22,831	7,619
Collateralized mortgage obligations	4,553	—	—
Other securities	6,991	11,223	8,567

Total available for sale	$397,274	$57,698	$54,892

Held to maturity
Obligations of state and political subdivisions	$66	$112	$202
Mortgage-backed securities	—	—	8

Total held to maturity	$66	$112	$210

The following table presents the amortized costs and estimated fair values of securities by contractual maturity at December 31, 2009:

	Within One Year			After One But Within Five Years			After Five But Within Ten Years			After Ten Years			Total
	Amortized Cost	Estimated Fair Value	Yield	Amortized Cost	Estimated Fair Value	Yield	Amortized Cost	Estimated Fair Value	Yield	Amortized Cost	Estimated Fair Value	Yield	Amortized Cost	Estimated Fair Value
Available for sale
U.S. government sponsored entities and agencies	$—	$—	—%	$—	$—	—%	$5,000	$4,966	4.00%	$—	$—	—%	$5,000	$4,966
Obligations of state and political subdivisions	135	135	5.20	8,177	8,351	3.43	20,661	20,936	3.38	30,365	30,365	3.98	59,338	59,987
Mortgage-backed securities	—	—	—	—	—	—	—	—	—	319,544	320,778	5.66	319,544	320,778
Collateralized mortgage obligations	—	—	—	—	—	—	—	—	—	4,545	4,553	5.00	4,545	4,553
Other securities	—	—	—	—	—	—	1,000	1,000	3.00	9,338	5,990	3.63	10,338	6,990

Total available for sale	$135	$135	5.20%	$8,177	$8,351	3.43%	$26,661	$26,902	3.48%	$363,792	$361,886	5.48%	$398,765	$397,274

Held to maturity
Obligations of state and political subdivisions	$33	$33	4.34%	$33	$34	4.34%	$—	$—	—%	$—	$—	—%	$66	$67

Deposits & Other Borrowings

Total deposits increased $708,091, or 51.80%, in 2009 over 2008. The largest segment of the portfolio was savings, NOW and money market deposits, which increased $450,564, or 82.14%, in 2009. A full year of operation for the four new branches opened in 2008 combined with the ten new branches opened in 2009 contributed to the growth in total deposits.

At December 31, 2009, the remaining maturities of Bank of Smithtown’s time deposits in amounts of $100 thousand or greater were as follows:

3 months or less	$196,104
Over 3 through 6 months	47,378
Over 6 through 12 months	181,274
Over 12 months	83,876
Total	$508,632

Other borrowings increased to $352,820 at December 31, 2009 from $326,480 at December 31, 2008. The increase of $26,340 resulted from borrowing $36,340 at December 31, 2009, on Bank of Smithtown’s overnight line of credit (“OLOC”) from the FHLBNY offset by paying off $10,000 of FHLBNY term advances during the year. Included in other borrowings are $1,480 of secured borrowings that are a financial arrangement with the Senior Housing Crime Prevention program that are secured by U.S. government agency bonds. At maturity, Bank of Smithtown has the option to repay the secured borrowings simultaneous with the release of the collateral or to renew the borrowings.

The following table sets forth Bank of Smithtown’s borrowed funds at December 31,

	2009	2008	2007
FHLBNY OLOC:
Maximum month end balance during the year	$36,340	$3,655	$8,605
Average balance during the year	1,801	14,737	1,369
Weighted average interest rate during the year	0.38%	2.14%	5.33%
Weighted average interest rate at year end	0.34	—	4.13

Term advances from FHLBNY:
Maximum month end balance during the year	$325,000	$340,000	$35,000
Average balance during the year	324,247	240,369	21,452
Weighted average interest rate during the year	2.77%	2.76%	5.90%
Weighted average interest rate at year end	2.70	2.74	4.12

Senior Housing Crime Prevention:
Maximum month end balance during the year	$1,480	$1,480	$—
Average balance during the year	1,480	1,480	—
Weighted average interest rate during the year	1.79%	1.79%	—%
Weighted average interest rate at year end	1.79	1.79	—

Liquidity

Liquidity provides the source of funds for anticipated deposit outflow and loan growth. Bank of Smithtown’s primary sources of liquidity include deposits, repayments of loan principal, maturities and sales of investment securities, principal reductions on mortgage-backed securities, “unpledged” securities, deposits with banks, and borrowing potential from correspondent banks. The primary factors affecting these sources of liquidity are their immediate availability if necessary and current market rates of interest, which can cause fluctuations in levels of deposits and prepayments on loans and securities. Management believes that Bank of Smithtown’s liquidity level is sufficient to meet funding needs for anticipated loan growth and potential deposit outflows.

Bank of Smithtown’s liquidity and funds management policy allows for wholesale borrowing. At December 31, 2009, Bank of Smithtown had a line of credit of $15,000 with an unaffiliated correspondent bank to provide short term credit for liquidity requirements. Of this line of credit, $7,000 is available on an unsecured basis. Bank of Smithtown also had the ability, as a member of the FHLB system, to borrow against residential and commercial mortgages owned by Bank of Smithtown and pledged to FHLB. The amount of unused available credit from the FHLB at December 31, 2009 was $485,229. As of December 31, 2009, Bank of Smithtown had $36,340 of collateralized overnight borrowings outstanding and none outstanding at December 31, 2008. Bank of Smithtown had $315,000 and $325,000 in collateralized term advances outstanding with the FHLB as of December 31, 2009 and December 31, 2008, respectively.

The Company’s principal source of liquidity is dividends from Bank of Smithtown. Cash available to service Company trust preferred debt obligations, to pay expenses and for distribution of dividends to stockholders is primarily derived from dividends paid by Bank of Smithtown to the Company. During 2009, Bank of Smithtown declared $3,300 in dividends to the Company. Due to the net loss in 2009, at January 1, 2010, Bank of Smithtown had $1,009 of retained net income available for dividends to the Company. Prior regulatory approval is required if the total of all dividends declared by Bank of Smithtown in any calendar year exceeds the total of Bank of Smithtown’s net income of that year combined with its retained net income of the preceding two years. In addition, Bank of Smithtown’s ability to pay dividends is constrained by the capital requirements applicable to it.

Under the Consent Agreement, Bank of Smithtown’s payment of dividends requires prior approval of the FDIC and NY Banking Department. As of December 31, 2009, the Company had $185 in cash and cash equivalents and $1,688 of available funds due from Bank of Smithtown for the value of the warrants issued to each purchaser of the subordinated notes issued by Bank of Smithtown and settlement of income tax obligations between the Company and Bank of Smithtown, net of expenses from operations. Bank of Smithtown has received approval from the FDIC and NY Banking Department to be able to continue to fund these obligations to the Company. The Company presently plans to use the cash and cash equivalents and funds due from Bank of Smithtown to pay its expenses and service its trust preferred debt obligations. In the event the Company subsequently needs additional funds and the FDIC and NY Banking Department are unwilling to approve a dividend from Bank of Smithtown, the Company will need to raise additional capital or borrow funds to meet liquidity needs and may have to defer interest payments on its trust preferred debt obligations.

Off-Balance Sheet Items and Contractual Obligations

The following tables set forth contractual cash obligations and commercial commitments of Bank of Smithtown as of December 31, 2009.

	Total	1 Year	2 – 3 Years	4 – 5 Years	Over 5 Years
FHLB advances	$351,340	$41,340	$3,000	$55,000	$252,000
Senior Housing Crime Prevention	1,480	1,000	480	—	—
Subordinated debt	56,351	—	—	—	56,351
Lease obligations	69,405	5,237	10,961	10,931	42,276
Certificates of deposit	923,656	753,895	132,189	37,572	—

Total contractual cash obligations	$1,402,232	$801,472	$146,630	$103,503	$350,627

Letters of credit	$18,281	$16,003	$2,278	$—	$—
Other loan commitments	128,277	85,763	30,003	1,610	10,901

Total commercial commitments	$146,558	$101,766	$32,281	$1,610	$10,901

Capital Resources

Total stockholders’ equity was $135,755 at December 31, 2009, an increase of $16,137, or 13.49%, from December 31, 2008 primarily due the issuance of common stock offset by the net loss of $11,848.

Capital resources were also strengthened by Bank of Smithtown’s issuance of $19,000 of fixed rate subordinated notes due July 1, 2019; the notes bear interest at 11%. The subordinated debentures may be included in Tier 2 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The Company issued a Warrant for Common Shares (“Warrants”) to each purchaser of the subordinated notes issued by Bank of Smithtown. The Company issued a total of 475,000 Warrants. The fair value of the Warrants was recorded as an increase to additional paid in capital.

The Company had returns on average equity of (8.38%), 16.73% and 19.40%, and returns on average assets of (0.50%), 1.05% and 1.32% for the years ended December 31, 2009, 2008 and 2007, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements as of December 31, 2009 and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors, which are beyond the control of the Company, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the Federal Reserve Board.

Impact of Prospective Accounting Standards

For a discussion regarding the impact of new accounting standards, refer to Note 1 in the December 31, 2009 Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Management considers interest rate risk to be the most significant market risk for the Company. Market risk is the risk of loss from adverse changes in market prices and rates. Interest rate risk is the exposure to adverse changes in the net income of the Company as a result of changes in interest rates. The Company’s primary earnings source is net interest income, which is affected by changes in the level of interest rates, the relationship between rates, the impact of interest rate fluctuations on asset prepayments, the level and composition of deposits and liabilities, and the credit quality of earning assets. The Company’s objectives in its asset and liability management are to maintain a strong, stable net interest margin, to utilize its capital effectively without taking undue risks, to maintain adequate liquidity, and to reduce vulnerability of its operations to changes in interest rates.

The Company’s asset and liability committee evaluates at least quarterly the impact of changes in market interest rates on assets and liabilities, net interest margin, capital and liquidity. Risk assessments are governed by policies and limits established by senior management, which are reviewed and approved by the board of directors at least annually. The economic environment continually presents uncertainties as to future interest rate trends. The asset and liability committee regularly utilizes a model that projects net interest income based on increasing or decreasing interest rates in order to be better able to respond to changes in interest rates.

Changes in interest rates affect the value of the Company’s interest earning assets and in particular its securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. Increases in interest rates could result in decreases in the market value of interest earning assets, which could adversely affect the Company’s stockholders’ equity and its results of operations if sold. The Company is also subject to reinvestment risk associated with changes in interest rates. Changes in market interest rates also could affect the type (fixed rate or adjustable rate) and amount of loans originated by Bank of Smithtown and the average life of loans and securities, which can impact the yields earned on Bank of Smithtown’s loans and securities. Changes in interest rates may affect the average life of loans and mortgage related securities. In periods of decreasing interest rates, the average life of loans and securities held by Bank of Smithtown may be shortened to the extent increased prepayment activity occurs during such periods which, in turn, may result in the reinvestment of funds from such prepayments into lower yielding assets. Under these circumstances, Bank of Smithtown is subject to reinvestment risk to the extent that it is unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may result in decreasing loan prepayments with respect to fixed rate loans (and therefore an increase in the average life of such loans), may result in a decrease in loan demand, and make it more difficult for borrowers to repay adjustable rate loans.

The Company utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure to net interest income to sustained interest rate changes. Management routinely monitors simulated net interest income sensitivity over a rolling two-year horizon. The simulation model captures the seasonality of Bank of Smithtown’s deposit flows and the impact of changing interest rates on the interest income received and the interest expense paid on all assets and liabilities reflected on the Company’s balance sheet. This sensitivity analysis is compared to the asset and liability policy limits that specify a maximum tolerance level for net interest income exposure over a one-year horizon. A 100, 200 and 300 basis point upward and downward shift in interest rates over a one-year time horizon was considered at June 30, 2010 and December 31, 2009. A parallel and pro rata shift in rates over a twelve-month period is assumed.

The following table reflects Bank of Smithtown’s income sensitivity analysis as of June 30, 2010 and December 31, 2009:

Change In Interest Rates In Basis Points (Rate Shock)	As of June 30, 2010		As of December 31, 2009
	Potential Change In Net Interest Income		Potential Change In Net Interest Income
	$ Change	% Change	$ Change	% Change
Up 300 basis points	2,632	3.81	1,048	1.18
Up 200 basis points	1,702	2.46	880	0.99
Up 100 basis points	869	1.26	542	0.61
Static	—	—	—	—
Down 100 basis points	(851)	(1.23)	(667)	(0.75)
Down 200 basis points	(564)	(0.82)	(1,541)	(1.74)
Down 300 basis points	391	0.57	(2,603)	(2.94)

The preceding sensitivity analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including, but not limited to, the nature and timing of interest rate levels and yield curve shapes, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, and reinvestment and replacement of asset and liability cash flows. While assumptions are developed based upon perceived current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences may change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals, prepayment penalties and product preference changes and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that management might take in responding to, or anticipating changes in, interest rates and market conditions.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

SMITHTOWN BANCORP FINANCIAL STATEMENTS

Smithtown Bancorp Financial Statements as of June 30, 2010

Consolidated Balance Sheets (unaudited)

(Dollar amounts in thousands except share data)

	June 30, 2010	December 31, 2009
ASSETS
Cash and cash equivalents	$17,283	$18,745
Interest earning deposits with banks	19,844	3,409

Total cash and cash equivalents	37,127	22,154
Term placements	507	507
Securities available for sale	209,221	397,274
Securities held to maturity (fair value of $34 and $67, respectively)	33	66
Loans held for sale	—	16,450
Loans	1,978,087	2,090,896
Less: allowance for loan losses	57,999	38,483

Loans, net	1,920,088	2,052,413
Restricted stock, at cost	18,092	18,353
Real estate owned, net	1,130	2,013
Premises and equipment, net	51,421	47,708
Goodwill	3,923	3,923
Intangible assets	494	616
Cash value of company owned life insurance	25,152	24,874
Accrued interest receivable and other assets	39,984	48,579

Total assets	$2,307,172	$2,634,930

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Demand deposits	$154,946	$152,306
Saving, NOW and money market deposits	868,445	999,066
Time deposits of $100,000 or more	439,383	508,632
Other time deposits	361,024	415,024

Total deposits	1,823,798	2,075,028
Other borrowings	313,480	352,820
Subordinated debentures	56,514	56,351
Accrued interest payable and other liabilities	17,735	14,976

Total liabilities	2,211,527	2,499,175
Commitments and contingent liabilities (Note 10)	—	—

Stockholders’ equity:
Preferred stock, par value $.01 per share:
Authorized: 1,000,000 shares at June 30, 2010 and December 31, 2009, respectively; no shares issued or outstanding	—	—
Common stock, par value $.01 per share:
Authorized: 35,000,000 shares at June 30, 2010 and December 31, 2009, respectively; 17,019,372 and 16,907,346 shares issued at June 30, 2010 and December 31, 2009, respectively; 14,967,508 and 14,855,482 shares outstanding at June 30, 2010 and December 31, 2009, respectively	170	169
Additional paid-in capital	82,557	82,318
Retained earnings	21,837	64,820
Treasury stock, at cost, 2,051,864 shares	(10,062)	(10,062)

	94,502	137,245
Accumulated other comprehensive income (loss)	1,143	(1,490)

Total stockholders’ equity	95,645	135,755

Total liabilities and stockholders’ equity	$2,307,172	$2,634,930

See June 30, 2010 notes to consolidated financial statements.

Consolidated Statements of Income (unaudited)

(Dollar amounts in thousands except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2010	2009	2010	2009
Interest income:
Loans	$26,213	$28,043	$54,030	$53,542
Taxable securities	1,409	843	3,426	1,706
Tax exempt securities	499	147	1,001	195
Interest earning deposits with banks	22	40	40	126
Other	190	225	434	307

Total interest income	28,333	29,298	58,931	55,876

Interest expense:
Savings, NOW and money market deposits	2,148	3,520	4,663	6,649
Time deposits of $100,000 or more	2,652	3,282	5,538	6,711
Other time deposits	2,468	3,451	5,181	7,268
Other borrowings	2,118	2,262	4,250	4,486
Subordinated debentures	1,018	477	2,026	993

Total interest expense	10,404	12,992	21,658	26,107

Net interest income	17,929	16,306	37,273	29,769
Provision for loan losses	27,500	1,800	52,500	3,000
Net interest income (loss) after provision for loan losses	(9,571)	14,506	(15,227)	26,769

Noninterest income:
Revenues from insurance agency	877	953	1,717	1,875
Service charges on deposit accounts	638	551	1,260	1,118
Net gain on the sale of investment securities	—	—	518	522
Trust and investment services	152	194	349	327
Increase in cash value of company owned life insurance	153	117	278	233
OTTI loss:
Total OTTI losses	(102)	(255)	(597)	(255)
Portion of loss recognized in other comprehensive income	17	—	17	—

Net impairment losses recognized in earnings	(85)	(255)	(580)	(255)
Other	629	386	1,256	902

Total noninterest income	2,364	1,946	4,798	4,722

Noninterest expense:
Salaries and employee benefits	5,319	5,241	10,560	10,047
Occupancy and equipment	3,704	2,780	7,705	5,358
Federal deposit insurance	1,603	1,797	3,261	2,347
Amortization of intangible assets	60	90	122	181
Other	5,156	1,307	7,697	2,670

Total noninterest expense	15,842	11,215	29,345	20,603

Income (loss) before income taxes	(23,049)	5,237	(39,774)	10,888
Provision for income taxes	6,165	1,824	3,209	3,859

Net income (loss)	$(29,214)	$3,413	$(42,983)	$7,029

Comprehensive income (loss)	$(27,172)	$2,308	$(40,350)	$5,368
Basic earnings (loss) per share	$(1.97)	$0.26	$(2.90)	$0.56
Diluted earnings (loss) per share	$(1.97)	$0.26	$(2.90)	$0.56

See June 30, 2010 notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

(Dollar amounts in thousands except share data)

	Common Stock		Additional Paid In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity	Total Comprehensive Loss
	Shares Outstanding	Amount
Balance at January 1, 2010	14,855,482	$169	$82,318	$64,820	$(10,062)	$(1,490)	$135,755

Comprehensive income:
Net (loss)				(42,983)			(42,983)	$(42,983)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						2,778	2,778	2,778
Change in unrealized gain (loss) on securities available for sale for which a portion of an OTTI has been recognized in earnings, net of reclassification and tax						(25)	(25)	(25)
Changes in funded status of retirement plans, net of tax						(120)	(120)	(120)

Total comprehensive loss								$(40,350)

Issuance of shares for employee stock ownership plan	50,526	1	239				240
Stock awards granted	61,500

Balance at June 30, 2010	14,967,508	$170	$82,557	$21,837	$(10,062)	$1,143	$95,645

See June 30, 2010 notes to consolidated financial statements.

Consolidated Statements of Cash Flows (unaudited)

(Dollar amounts in thousands except share data)

	For the six months ended June 30,
	2010	2009
Cash flows from operating activities
Net income (loss)	$(42,983)	$7,029
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation on premises and equipment	2,671	1,981
Provision for loan losses	52,500	3,000
Deferred tax asset valuation allowance	19,800	—
Net gain on investment securities	(518)	(522)
Loss on sale of real estate owned	22	—
Loss on sale of loans held for sale	250	—
Other than temporary net impairment loss on securities	580	255
Net increase in other liabilities	5,364	2,353
Net increase other assets	(9,666)	(2,348)
Net increase in deferred taxes	(6,055)	(3,127)
Amortization of unearned restricted stock awards	191	180
Amortization of ESOP awards	120	150
Increase in cash surrender value of company owned life insurance	(278)	(233)
Investment securities amortization of premium/(accretion) of discount, net	543	849
Amortization of intangible assets	122	181

Cash provided by operating activities	22,663	9,748

Cash flows from investing activities
Proceeds from calls, repayments, maturities and sales of available for sale securities	192,084	66,439
Proceeds from calls, repayments, maturities and sales of held to maturity securities	33	46
Purchases of available for sale securities	—	(237,036)
Net redemptions (purchases) of restricted securities	261	(1,252)
Net decrease (increase) in loans	96,025	(281,827)
Proceeds from the sale of real estate owned	861	—
Purchases of premises and equipment	(6,384)	(5,788)

Cash provided by (used in) investing activities	282,880	(459,418)

Cash flows from financing activities
Net (decrease) increase in demand, money market, NOW and savings deposits	(127,981)	318,469
Net (decrease) increase in time deposits	(123,249)	97,933
Cash dividends paid	—	(946)
Net decrease in other borrowings	(39,340)	—
Proceeds from subordinated debt and warrant issuance	—	5,000
Net proceeds from common stock issuance	—	28,464

Cash (used in) provided by financing activities	(290,570)	448,920

Net increase (decrease) in cash and cash equivalents	14,973	(750)
Cash and cash equivalents, beginning of period	22,154	25,969

Cash and cash equivalents, end of period	$37,127	$25,219

Supplemental Information—Cash Flows:
Cash paid for:
Interest	$21,627	$26,010
Income taxes	—	4,541

See June 30, 2010 notes to consolidated financial statements.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)

(Dollar amounts in thousands except share data)

Note 1—Financial Statement Presentation

The consolidated financial statements include the accounts of Smithtown Bancorp, Inc., (“Company”), a New York State-chartered bank holding company with its New York State-chartered commercial bank subsidiary, Bank of Smithtown, and three other subsidiaries, Smithtown Bancorp Capital Trust I, Smithtown Bancorp Capital Trust II and Smithtown Bancorp Capital Trust III, all of which were formed for the purpose of issuing trust preferred securities. Bank of Smithtown has five wholly owned subsidiaries, Bank of Smithtown Financial Services, Inc., Bank of Smithtown Insurance Agents and Brokers, Inc., BOS Preferred Funding Corporation, SBRE Realty Corp and SBRE Realty II, LLC. Intercompany transactions and balances are eliminated in consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations for reporting on Form 10-Q. Accordingly, certain disclosures required by U.S. generally accepted accounting principles are not included herein. These interim statements should be read in conjunction with the consolidated financial statements and notes included in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission (“SEC”). The December 31, 2009 consolidated financial statements were derived from the Company’s December 31, 2009 audited financial statements included in the Annual Report on Form 10-K.

Interim statements are subject to possible adjustments in connection with the annual audit of the Company for the year ending December 31, 2010. In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all adjustments necessary to present fairly the Company’s financial position and its results of operations for the periods presented. Operating results for the six months ended June 30, 2010 are not necessarily indicative of those that may be expected for the year ending December 31, 2010.

In preparing the consolidated financial statements, management is required to make estimates and assumptions, such as the allowance for loan losses, deferred tax asset valuation allowance and fair value measurements that affect the reported asset and liability balances and revenue and expense amounts and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

Written Agreement

On June 22, 2010, the Company entered into a Written Agreement with the FRB. The Written Agreement is in addition to the Consent Agreement with the FDIC and a parallel Consent Order with the NY Banking Department, hereinafter collectively referred to as the “Consent Agreement,” that Bank of Smithtown entered into on January 29, 2010. The Written Agreement similarly requires that the Company obtain the approval of the FRB prior to paying a dividend. Certain provisions of the Consent Agreement are described in more detail in Note 11.

Proposed Plan of Merger with People’s United Financial, Inc.

On July 15, 2010, the Company and People’s United announced a definitive agreement under which People’s United will acquire the Company in a cash and stock transaction valued at approximately $60 million, or $4.00 per share.

Under the agreement, People’s United will acquire the Company for approximately $30 million in cash and 2.14 million shares of People’s United common stock, valued in the aggregate at approximately $30 million based on the 5-day average closing price of People’s United common stock for the period ended July 14, 2010.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

The definitive agreement has been unanimously approved by the respective boards of directors of People’s United and the Company. The Company will merge into People’s United, and Bank of Smithtown, will simultaneously merge into People’s United Bank, People’s United’s banking subsidiary. The value of the consideration a stockholder of the Company will receive for each share of Company common stock is equivalent in the aggregate to 0.1430 shares of People’s United common stock and $2.00 in cash. Stockholders of the Company as of the record date for the special stockholders meeting to vote on the transaction will be entitled to elect for each share held whether to receive shares of People’s United common stock or cash, subject to reallocation if either cash or stock is oversubscribed.

The actual value of the merger consideration to be paid upon closing to each shareholder of the Company will depend on the average People’s United stock price shortly prior to completion of the merger, and the exact amount of cash payable per common share of the Company and the exact number of shares to be issued per common share of the Company will be determined at that time based on the average People’s United stock price, so that each share of the Company receives consideration with approximately the same value. Receipt of People’s United common stock is expected to be tax-free to stockholders of the Company.

The transaction is subject to approval by bank regulatory authorities and by the stockholders of the Company. People’s United stockholder approval is not required. The transaction is expected to close in the fourth quarter 2010.

The merger is the result of an assessment by the Company and its board of directors of the Company’s strategic alternatives in light of the financial challenges facing the Company. The merger agreement satisfies the requirement of the Consent Agreement to sell or merge the Company and Bank of Smithtown in the event that the required capital ratios are not satisfied by June 30, 2010. If the merger is not consummated, the Company would be required to find an alternative approach to overcoming its challenges and satisfying the relevant regulatory requirements, including meeting the capital ratios required by the Consent Agreement and the Written Agreement. At this time, the Company has no other alternative to raise capital or to enter into another merger agreement if the merger with People’s United is not consummated. In addition, the terms of the merger agreement prohibit the Company and Bank of Smithtown from taking certain actions to facilitate the foregoing.

The unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future.

If the People’s United merger is not consummated, the Company may not be able to raise any additional capital and, if it could raise any additional capital, such capital is likely to be extremely dilutive to the Company’s existing stockholders. In addition, the Company may not be able to find another merger partner or acquirer. In such circumstances, a failure to raise such capital or to find another merger partner or acquirer could result in further and more severe regulatory actions against the Company and Bank of Smithtown thereby giving rise to substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.

Note 2—Earnings Per Common Share

The Company has stock compensation awards with non-forfeitable dividend rights, which are considered participating securities. As such, earnings per share is computed using the two-class method. Basic earnings per common share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the period which excludes the participating securities. Diluted earnings per common share includes the dilutive effect of additional potential issuance of common shares from stock-based

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

compensation plans and warrants to purchase common shares, but excludes awards considered participating securities. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

	For the three months ended June 30,		For the six months ended June 30,
	2010	2009	2010	2009
Basic
Net (Loss)	$(29,214)	$—	$(42,983)	$—

Distributed earnings allocated to common stock	—	$471	—	$941
Undistributed earnings allocated to common stock	—	2,923	—	6,051

Net earnings allocated to common stock	$—	$3,394	$—	$6,992

Weighted average common shares outstanding, including shares considered participating securities	14,967,508	13,216,764	14,943,988	12,530,304
Less: weighted average participating securities	(113,170)	(73,974)	(100,258)	(66,812)

Weighted average shares	14,854,338	13,142,790	14,843,730	12,463,492
Basic earnings (loss) per common share	$(1.97)	$0.26	$(2.90)	$0.56

Diluted
Net (Loss)	$(29,214)	$—	$(42,983)	$—

Net earnings allocated to common stock	$—	$3,394	$—	$6,992

Weighted average common shares outstanding for basic earnings per common share	14,854,338	13,142,790	14,843,730	12,463,492
Add: Dilutive effect of warrants issued to purchase common stock	—	268	—	134

Weighted average shares and dilutive potential common shares	14,854,338	13,143,058	14,843,730	12,463,626
Diluted earnings (loss) per common share	$(1.97)	$0.26	$(2.90)	$0.56

No dividends were paid during the six months ended June 30, 2010. Dividends of $5 were paid on unvested shares with non-forfeitable dividend rights during the six months ended June 30, 2009, none of which were included in net income as compensation expense as all awards were expected to vest.

Participating securities totaling 113,170, representing shares of restricted common stock, and 475,000 warrants to purchase common stock were not included in the calculation of diluted earnings per share for the three and six months ended June 30, 2010, because they were not dilutive.

Note 3—Stock-Based Compensation

The board of directors determines restricted stock awarded under the 2007 Stock Compensation Plan (“Stock Compensation Plan”). Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was determined using the closing price at the date of issuance. Restricted shares vest ratably over five years. The board of directors elected to issue 61,500 and 38,125 shares of non-vested restricted stock under the Stock Compensation Plan for the six months ended June 30, 2010 and 2009, respectively.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

A summary of changes in the Company’s nonvested shares for the six months ended June 30, 2010 follows:

	Shares	Weighted Average Grant Date Share Value
Nonvested at January 1, 2010	51,670	$17.51
Granted	61,500	4.75

Non-vested at June 30, 2010	113,170	10.58

As of June 30, 2010, there was $988 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 4.5 years.

Note 4—Investment Securities

The following table summarizes the amortized cost and fair value of the available for sale securities and held to maturity investment securities portfolios at June 30, 2010 and December 31, 2009 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss):

June 30, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
U.S. government sponsored entities and agencies	$5,000	$320	$—	$5,320
Obligations of state and political subdivisions	58,316	1,622	(5)	59,933
Mortgage-backed securities: residential	128,459	4,571	—	133,030
Collateralized mortgage obligations	4,542	—	(27)	4,515
Other	9,758	—	(3,335)	6,423

Total available for sale	$206,075	$6,513	$(3,367)	$209,221

Held to maturity
Obligations of state and political subdivisions	$33	$1	$—	$34

December 31, 2009
Available for sale
U.S. government sponsored entities and agencies	$5,000	$—	$(34)	$4,966
Obligations of state and political subdivisions	59,339	761	(114)	59,986
Mortgage-backed securities: residential	319,543	1,447	(212)	320,778
Collateralized mortgage obligations	4,545	8	—	4,553
Other	10,338	—	(3,347)	6,991

Total available for sale	$398,765	$2,216	$(3,707)	$397,274

Held to maturity
Obligations of state and political subdivisions	$66	$1	$—	$67

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

The proceeds from sales and calls of securities and the associated gains and losses for the three and six months ended June 30, are listed below:

	For the three months ended June 30,		For the six months ended June 30,
	2010	2009	2010	2009
Proceeds	$965	$11,176	$162,788	$46,904
Gross gains	—	—	653	522
Gross losses	—	—	135	—

The tax provision related to these realized gains and losses was $181 and $183 for the six months ended June 30, 2010 and 2009, respectively.

The amortized cost and fair value of the investment securities portfolio are shown by expected maturity in the following table. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2010
	Amortized Cost	Fair Value
Available for sale
Within one year	$453	$453
One to five years	10,782	11,102
Five to ten years	28,334	29,338
Beyond ten years	166,506	168,328

Total	$206,075	$209,221

Held to maturity
Within one year	$33	$34

Total	$33	$34

Securities pledged at June 30, 2010, had a carrying amount of $132,165 and were pledged to secure public deposits, treasury tax and loan deposits and FHLB borrowings.

At June 30, 2010, there were no holdings of securities of any one issuer, other than the U.S. Government and its entities and agencies, in an amount greater than 10% of stockholders’ equity.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

The following table summarizes the investment securities with unrealized losses at June 30, 2010 and December 31, 2009 aggregated by major security type and length of time in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or More		Total
June 30, 2010	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for sale
Obligations of state and political subdivisions	$1,439	$(5)	$—	$—	$1,439	$(5)
Collateralized mortgage obligations	4,515	(27)	—	—	4,515	(27)
Other	—	—	3,943	(3,335)	3,943	(3,335)

Total	$5,954	$(32)	$3,943	$(3,335)	$9,897	$(3,367)

December 31, 2009
Available for sale
U.S. Government sponsored entities and agencies	$4,966	$(34)	$—	$—	$4,966	$(34)
Obligations of state and political subdivisions	13,312	(114)	—	—	13,312	(114)
Mortgage-backed securities	82,283	(212)	—	—	82,283	(212)
Other	—	—	4,511	(3,347)	4,511	(3,347)

Total	$100,561	$(360)	$4,511	$(3,347)	$105,072	$(3,707)

Other-Than-Temporary-Impairment

In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an OTTI exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

In order to determine OTTI for purchased beneficial interests that, on the purchase date, were rated below AA, the Company compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

When OTTI occurs, for either debt securities or purchased beneficial interests that, on the purchase date, were rated below AA, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings in an amount equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

At June 30, 2010, the Company’s securities portfolio totaled $209,254, of which $9,897 was in an unrealized loss position. The majority of unrealized losses are related to the Company’s other securities, as discussed below:

Other Securities

The Company’s unrealized losses on other securities relate primarily to its investment in two pooled trust preferred securities and one single issuer trust preferred security. The decline in fair value is primarily attributable to temporary illiquidity and the financial crisis affecting these markets and not necessarily the expected cash flows of the individual securities. Due to the illiquidity in the market, it is unlikely that the Company would be able to recover its investment in these securities if the Company sold the securities at this time.

The following table presents detailed information for each trust preferred security held by the Company at June 30, 2010.

Issuer	Single Issuer or Pooled	Class	Book Value	Gross Unrealized Loss	Estimated Fair Value	Credit Rating	Number of Paying Banks in Issuance	Deferrals and Defaults as % of Collateral	Excess Subordination as a Percent of Paying Collateral
Fairfield County Preferred	Bank Trust Single	—	$5,000	$(1,801)	$3,199	NA	1	None	—
Trust Preferred 144A	Funding III LTD Series Pooled	B-2	1,128	(837)	291	Ca/C	23	34.64%	(35.7)%
Trust Preferred Funding I	Pooled	B	1,150	(697)	453	Caa3/C	12	37.36%	(29.8)%

Total			$7,278	$(3,335)	$3,943

Excess subordination is the amount of paying collateral above the amount of outstanding collateral underlying each class of the security. The Excess Subordination as a Percent of Paying Collateral, in the table detailing each trust preferred security above, reflects the difference between the paying collateral and the collateral underlying each security in the pool divided by the paying collateral. A negative number results when the paying collateral is less than the collateral underlying each class of the security. A low or negative number decreases the likelihood of full repayment of principal and interest according to original contractual terms.

The Company’s analysis of two of these investments includes $2,278 book value of pooled trust preferred securities (CDOs). The issuers in these securities are primarily banks. The Company uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to ensure there are no adverse changes in cash flows during the quarter. The OTTI model considers the structure and term of the CDO and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The current estimate of expected cash flows is based on the recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model include expected future default rates and prepayments. The Company assumes no recoveries on defaults and treat all interest payment deferrals as defaults. Upon completion of the June 30, 2010 analysis, the Company’s model indicated OTTI on Trust Preferred Funding III LTD Series 144A, which experienced additional defaults or deferrals during the period. This security had OTTI losses recognized in earnings of $85 and $580 for the three

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

and six months ended June 30, 2010, respectively. The two CDOs remained classified as available for sale at June 30, 2010, and together, the two CDOs and one single issuer trust preferred security accounted for all of the unrealized losses in the other securities category at June 30, 2010.

The discount rates used to support the realizable value in trust preferred securities is the actual index and margin on each security. The discount rates used for the estimated fair value of the two CDOs and the one single issuer trust preferred security were 14% and 13%, respectively, at June 30, 2010. Management determined these rates based on discussions with the Company’s investment bankers regarding newly issued bank debt. Management also reviewed the current internal risk ratings of the collateral underlying the securities.

Future deferrals and defaults on the two CDOs are estimated based on an analysis of the collateral underlying the security. Particular attention is paid to each bank’s nonperforming assets to total loans, total risk based capital ratio and Texas ratio (nonperforming assets plus restructured loans/tangible capital plus the allowance for loan losses). These three ratios are weighted to calculate a credit risk rating (“CRR”) for each bank. The CRR, based on a scale of 1 being the best and 5 being the worst, is used as the basis for future default assumptions. Banks known to have deferred or defaulted prior, or subsequent, to the reporting date and banks with a CRR of 4 or higher as of the reporting date are considered to default immediately in the Company’s discounted cash flow pricing model. As of June 30, 2010 other future default rates were estimated at 50.00% if the CRR was 3.50 to 3.99, 25.00% if the CRR was 3.00 to 3.49, 12.50% if the CRR was 2.50 to 2.99, 6.25% if the CRR was 2.00 to 2.49 and 3.00% if the CRR was 1.99 or less. These weightings generate an overall estimate of future defaults that are spread over the remaining maturity of the security in the Company’s model.

Trust Preferred Funding I has experienced $30,000 in defaults and $21,000 in deferrals, but did not have any new defaults or deferrals in the first six months of 2010. Trust Preferred Funding III LTD Series 144A has experienced $51,750 in defaults and $48,000 in deferrals with $20,000 of the deferrals announced in the first six months of 2010 and $27,500 of deferrals moving to defaults in the first six months of 2010. The Company’s model as of June 30, 2010, estimated $25,558 and $15,794 in future defaults in Trust Preferred Funding III LTD Series 144A and Trust Preferred Funding I, respectively. Principal and interest payments on each trust preferred security have been made on a timely basis. The last two interest payments on Trust Preferred Funding I have produced a shortfall.

Fairfield County Bank Trust Preferred is performing. The Company monitors the regulatory filings of Fairfield County Bank to assess their financial condition. Based on the analysis for the first six months of 2010, there is no assumption of a future default. The Company’s model, using the contractual coupon of the security with no defaults, shows no credit related loss.

Information received after the balance sheet date, but before the issuance of the financial statements is included in the cash flow analysis during the reporting period.

The table below presents a roll forward of the credit losses recognized in earnings from December 31, 2009 through June 30, 2010:

Beginning balance, December 31, 2009	$414
Additions/Subtractions:
Increases to the amount related to the credit loss for which OTTI was previously recognized	580
Ending balance, June 30, 2010	$994

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

Note 5—Loans

Loans as of June 30, 2010 and December 31, 2009 consisted of the following:

	June 30, 2010	December 31, 2009
Commercial and industrial loans	$43,667	$48,625
Real estate:
Land and construction	317,895	353,772
Commercial	937,012	997,097
Multifamily	471,084	478,840
Residential	210,041	214,548
Consumer	1,670	2,082
Less: Net deferred loan fees	3,282	4,068

Total loans	1,978,087	2,090,896

Allowance for loan losses	57,999	38,483

Net loans	$1,920,088	$2,052,413

Individually impaired loans were as follows:

	June 30, 2010	December 31, 2009
Loans with no allocated allowance for loan losses	$102,153	$133,155
Loans with allocated allowance for loan losses	196,081	79,385

Total	$298,234	$212,540

Amount of the allowance for loan losses allocated	$30,555	$21,630
Average of individually impaired loans during the year	233,436	44,685
Interest income recognized during impairment	788	495

Included in impaired loans above are troubled debt restructurings of $53,124 and $42,633 at June 30, 2010 and December 31, 2009, respectively. The amount of the allowance for loan losses allocated to trouble debt restructurings was $6,079 and $2,571 at June 30, 2010 and December 31, 2009, respectively.

At June 30, 2010 and December 31, 2009, $318 and $51, respectively, was committed to customers whose loans are classified as a troubled debt restructuring.

Recognition of interest income on impaired loans, as for all other loans, is discontinued when reasonable doubt exists as to the full collectability of principal or interest. Any payments received on impaired loans are applied to the recorded investment in the loan. No interest was earned for the six months ended June 30, 2010 and for 2009 on the cash basis for impaired loans.

Nonaccrual loans, loans past due 90 days and still accruing and troubled debt restructurings not included in nonaccrual loans and loans past due 90 days and still accruing were as follows:

	June 30, 2010	December 31, 2009
Nonaccrual loans	$227,502	$130,172
Loans past due 90 days and still accruing	—	—
Troubled debt restructurings not included in nonaccrual loans and loans past due 90 days and still accruing	24,292	26,937

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

Nonaccrual loans and loans past due 90 days or more and still accruing include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Note 6—Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1—Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2—Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of the following assets and liabilities:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Loans Held For Sale: Loans held for sale are carried at the lower of cost or fair value, as determined by outstanding commitments, from third party investors.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Carrying Value	Fair Value Measurements at June 30, 2010 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Available for sale securities
U.S. government sponsored entities and agencies	$5,320	$—	$5,320	$—
Obligations of state and political subdivisions	59,933	—	59,933	—
Mortgage-backed securities: residential	133,030	—	133,030	—
Collateralized mortgage obligations	4,515	—	4,515	—
Other	6,423	—	2,480	3,943

	Carrying Value	Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Available for sale securities
U.S. government sponsored entities and agencies	$4,966	$—	$4,966	$—
Obligations of state and political subdivisions	59,986	—	59,986	—
Mortgage-backed securities: residential	320,778	—	320,778	—
Collateralized mortgage obligations	4,553	—	4,553	—
Other	6,991	—	2,480	4,511

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended June 30, 2010 and the year ended December 31, 2009:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Available for Sale Securities
Balance of recurring Level 3 assets at January 1, 2010	$4,511
Total gains or losses (realized/unrealized):
Included in earnings—realized
Included in earnings—unrealized	(580)
Included in other comprehensive income	12
Purchases, sales, issuances and settlements, net
Transfers in and/or out of Level 3	—

Balance of recurring Level 3 assets at June 30, 2010	$3,943

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Available for Sale Securities
Balance of recurring Level 3 assets at January 1, 2009	$8,743
Total gains or losses (realized/unrealized):
Included in earnings—realized	(77)
Included in earnings—unrealized	(414)
Included in other comprehensive income	(1,882)
Purchases, sales, issuances and settlements, net	(1,859)
Transfers in and/or out of Level 3	—

Balance of recurring Level 3 assets at December 31, 2009	$4,511

Assets measured at fair value on a non-recurring basis are summarized below:

	Carrying Value	Fair Value Measurements at June 30, 2010 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets:
Impaired loans	$196,081	$—	$—	$165,526
Other real estate owned, net	1,130	—	—	1,130
	Carrying Value	Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets:
Impaired loans	$79,385	$—	$—	$57,755
Other real estate owned, net	2,013	—	—	2,013
Loans held for sale	16,450	—	16,450	—

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $196,081, with a valuation allowance of $30,555 at June 30, 2010, resulting in an additional provision for loan losses of $8,925 for the six months ended June 30, 2010. At December 31, 2009, impaired loans had a carrying amount of $79,385, with a valuation allowance of $21,630, resulting in an additional provision for loan losses of $21,305 for the year ending December 31, 2009.

Other real estate owned, which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $1,130, which is made up of the outstanding balance of $8,102, net of a valuation allowance of $6,972 at June 30, 2010. Proceeds from sales of other real estate owned were $861 for the six months ended June 30, 2010. Gross losses of $22 were realized on sales during the first six months of 2010. At December 31, 2009, other real estate owned had a net carrying amount of $2,013, which was made up of the outstanding

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

balance of $8,985, net of a valuation allowance of $6,972. A write-down of $6,872 was recorded for the year ending December 31, 2009. There were no sales of other real estate owned during 2009.

There were no loans held for sale, which are carried at the lower of cost or fair value, at June 30, 2010. Charge-offs of $1,864 were recognized during the first six months of 2010 on the loans held for sale before they were classified as held for sale. Proceeds from sales of loans held for sale were $19,400 for the six months ended June 30, 2010. Losses on sales totaled $250 during the first six months of 2010. Loans held for sale at December 31, 2009 totaled $16,450. Charge-offs of $9,883 were recognized in 2009 on the loans held for sale at December 31, 2009 before they were classified as held for sale. There were no sales of loans held for sale in 2009.

The carrying amounts and estimated fair values of financial instruments at June 30, 2010 and December 31, 2009 were as follows:

	June 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$17,283	$17,283	$18,745	$18,745
Interest earning deposits with banks	19,844	19,844	3,409	3,409
Term placements	507	507	507	507
Securities available for sale	209,221	209,221	397,274	397,274
Securities held to maturity	33	33	66	67
Restricted stock	18,092	NA	18,353	NA
Loans held for sale	—	—	16,450	16,450
Loans, net	1,920,088	1,712,051	2,090,896	1,975,640
Other real estate owned	1,130	1,130	2,013	2,013
Accrued interest receivable	8,440	8,440	10,152	10,152

Financial liabilities:
Deposits	1,823,798	1,833,218	2,075,028	2,086,245
FHLB advances and other Borrowings	313,480	331,745	352,820	303,354
Subordinated debt	56,433	20,965	56,351	28,480
Accrued interest payable	4,628	4,628	4,597	4,597

The methods and assumptions, not previously presented, used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that re-price frequently and fully. The methods for determining the fair values for securities were described previously. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair value of off balance sheet items is not considered material.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

Note 7—Other Borrowings and Subordinated Debentures

Advances from the FHLB were as follows:

June 30, 2010:
Overnight line of credit at 0.34%	$2,000
Maturities from January 2011 through September 2018, fixed rate at rates from 2.18% to 3.15%, averaging 2.68%	310,000

December 31, 2009:
Overnight line of credit at 0.34%	$36,340
Maturities from January 2010 through September 2018, fixed rate at rates from 2.18% to 3.61%, averaging 2.70%	315,000

Each term advance is payable at its maturity date with a prepayment penalty if paid before the maturity date. All advances are periodically callable. The advances were collateralized by $701,626 and $884,328 of first mortgage loans at June 30, 2010 and December 31, 2009, respectively. The collateral at June 30, 2010 has been delivered to the FHLB and at December 31, 2009 was under a blanket lien arrangement. Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow up to an additional $120,625 at June 30, 2010.

In 2003, a trust formed by the Company issued $11,000 of floating rate trust preferred securities as part of a pooled offering of such securities due October 8, 2033. The securities bear interest at 3 month London Interbank Offered Rate (“LIBOR”) plus 2.99% with a rate of 3.29% as of June 30, 2010. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering. The debentures and related debt issuance costs represent the sole assets of the trust. The Company may redeem the subordinated debentures, in whole or in part, on any interest payment date.

In 2006, an additional trust formed by the Company issued $7,000 of floating rate trust preferred securities as part of a pooled offering of such securities due September 30, 2036. These securities bear interest at 6.53% for the initial five-year term and thereafter at 3 month LIBOR plus 1.43%. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering. The debentures and related debt issuance costs represent the sole assets of the trust. The Company may not redeem any part of the subordinated debentures prior to the initial call date of September 30, 2011.

In 2008, a third trust formed by the Company issued $20,000 of floating rate trust preferred securities due September 1, 2038. The securities bear interest at 3 month LIBOR plus 3.75% with a rate of 4.29% as of June 30, 2010. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering. The debentures and related debt issuance costs represent the sole assets of the trust. The Company may redeem the subordinated debentures, in whole or in part, at a premium declining ratably to par on September 1, 2013.

The Company is not considered the primary beneficiary of these trusts, which are variable interest entities; therefore the trusts are not consolidated in the Company’s financial statements, but rather the subordinated debentures are shown as a liability. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. The subordinated debentures may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. On May 3, 2010, the Company announced that it has decided to defer interest on these subordinated debentures. During the interest deferral period, the Company continues to accrue interest expense.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

On July 27, 2009 and June 29, 2009, Bank of Smithtown issued $14,000 and $5,000, respectively, of fixed rate subordinated notes due July 1, 2019; the notes bear interest at 11%. Bank of Smithtown, subject to obtaining prior approval of the FDIC and the NY Banking Department, may redeem the subordinated notes, in whole or in part, on any interest payment date beginning on July 1, 2014. The subordinated debentures may be included in Tier 2 capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

Note 8—Post Retirement Benefits

The Company sponsors a postretirement medical and life insurance plan for a closed group of prior employees. Pre-Medicare eligible retirees pay an amount similar to active employees. Post-Medicare eligible retirees pay the entire amount over Bank of Smithtown’s obligation, which is frozen at $864 per year per covered person. Since the plans hold no assets, Bank of Smithtown did not contribute to the plans in 2009 and does not expect to contribute to the plans during 2010, other than to fund the payments for the benefits.

A nontax-qualified executive and director incentive retirement plan covers certain directors and executive officers. Under the plan, the Company can award up to 10% of the executive officer’s salary for the prior fiscal year and up to 25% of a director’s fees for the prior fiscal year. The Company pays each participant the amount awarded plus interest either over 15 years or in a lump sum at normal retirement age. Bank of Smithtown’s expense for these plans was $58 and $115 for the three and six months ended June 30, 2010, respectively. Bank of Smithtown’s expense for these plans was $94 and $190 for the three and six months ended June 30, 2009, respectively.

A nontax-qualified deferred compensation plan covers all directors and executive officers. Under the plan, directors may elect to defer a portion of their fees and executive officers may elect to defer a portion of their compensation. Upon retirement or termination of service, the Company pays each participant the amount of their deferrals plus interest over 5 years, 10 years or in a lump sum payment. A liability is accrued for the obligation under this plan. Bank of Smithtown’s expense for these plans was $8 and $16 for the three and six months ended June 30, 2010, respectively. Bank of Smithtown’s expense for these plans was $7 and $15 for the three and six months ended June 30, 2009, respectively.

Certain members of management are covered by group term replacement life insurance. The benefit provides postretirement life insurance up to a maximum of two and one half times final annual base salary. Bank of Smithtown’s expense for these plans was $35 and $46 for the three and six months ended June 30, 2010, respectively. Bank of Smithtown’s expense for these plans was $10 and $21 for the three and six months ended June 30, 2009, respectively.

The Chief Executive Officer (“CEO”) has a Supplemental Executive Retirement Agreement (“SERA”). Under the plan, the CEO receives a lifetime benefit at retirement, with a guaranteed 15 years, based on seventy percent of his final three-year average base salary reduced by various offsets including employer contributions under the 401(k) Plan, the Executive Incentive Retirement Plan, as well as 50% of his Social Security benefit. Bank of Smithtown’s expense for this plan was $351 and $703 for the three and six months ended June 30, 2010, respectively. Bank of Smithtown’s expense for this plan was $193 and $355 for the three and six months ended June 30, 2009, respectively.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

The following table sets forth the components of net periodic benefit cost and other amounts recognized in Other Comprehensive Income:

Three months ended June 30,	SERA Benefits		Postretirement Medical and Life Benefits
	2010	2009	2010	2009
Service cost	$179	$133	$—	$—
Interest cost	61	37	4	3
Amortization of net (gain)/loss	111	15	(1)	(3)
Amortization of unrecognized transition obligation	—	—	8	8

Net periodic benefit cost	$351	$185	$11	$8

Three months ended June 30,	SERA Benefits		Postretirement Medical and Life Benefits
	2010	2009	2010	2009
Service cost	$358	$265	$—	$—
Interest cost	122	75	8	6
Amortization of net (gain)/loss	223	31	(2)	(6)
Amortization of unrecognized transition obligation	—	—	168	16

Net periodic benefit cost	$703	$371	$22	$16

Note 9—Income Taxes

The Company had income tax expense for the three months ended June 30, 2010 of $6,165. Due to an operating loss before taxes for the quarter of $23,049, there was a gross income tax benefit of $9,535 offset by a valuation allowance on the Company’s deferred tax asset of $15,700. For the six months ended June 30, 2010, the Company had income tax expense of $3,209. Due to an operating loss before taxes of $39,774, there was a gross income tax benefit was $16,591 offset by a valuation allowance on the Company’s deferred tax asset of $19,800. An assessment of the Company’s deferred tax asset before valuation allowance at June 30, 2010 of $27,970, led to the decision to record the additional valuation allowance. Based on the Company’s operating losses over the past three quarters, the ability to realize the full benefits of the deferred tax asset has become further impaired. In determining the need for and the amount of a valuation allowance management considered the Company’s ability to realize carry back benefits of the current losses as well as the ability to realize future tax benefits based on tax planning strategies that are feasible and could be implemented. The Company evaluates the need for a valuation allowance for its deferred tax asset on a quarterly basis.

Note 10—Loan Commitments and Other Related Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

The contractual amounts of financial instruments with off balance sheet risk were as follows:

	June 30, 2010		December 31, 2009
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$100	$4,550	$2,742	$16,971
Unused lines of credit	1,108	74,901	1,108	107,456
Standby letters of credit	—	19,295	—	18,281

Note 11—Regulatory Capital Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimal capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Smithtown Bancorp must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulations to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth below in the table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier 1 capital (as defined in the regulations) to average assets (as defined in the regulations). Pursuant to the Consent Agreement, Bank of Smithtown must maintain Tier 1 Capital at least equal to 7% of total assets, Tier 1 Risk-Based Capital at least equal to 9% of Total Risk-Weighted Assets and Total Risk-Based Capital at least equal to 11% of Total Risk-Weighted Assets no later than June 30, 2010.

The Company’s and Bank of Smithtown’s actual capital amounts and ratios as of June 30, 2010 and December 31, 2009 are in the following table. Bank of Smithtown is categorized as adequately capitalized for regulatory capital purposes.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
June 30, 2010	Amount	Ratio	Amount	Ratio	Amount		Ratio
Total capital to risk weighted assets:
Consolidated	$169,584	9.40%	$144,308	8.00%	$	NA	NA	%
Bank	167,803	9.31	144,165	8.00		180,206	10.00
Tier 1 capital to risk weighted assets:
Consolidated	120,112	6.66	72,154	4.00		NA	NA
Bank	117,768	6.54	72,083	4.00		108,124	6.00
Tier 1 capital to average assets:
Consolidated	120,112	5.06	94,861	4.00		NA	NA
Bank	117,768	4.97	94,794	4.00		118,493	5.00

June 30, 2010 Notes to Consolidated Financial Statements (unaudited)—(Continued)

(Dollar amounts in thousands except share data)

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2009	Amount	Ratio	Amount	Ratio	Amount		Ratio
Total capital to risk weighted assets:
Consolidated	$214,555	10.52%	$163,188	8.00%	$	NA	NA	%
Bank	211,718	10.37	162,977	8.00		203,721	10.00
Tier 1 capital to risk weighted assets:
Consolidated	171,540	8.41	81,594	4.00		NA	NA
Bank	168,196	8.26	81,488	4.00		122,233	6.00
Tier 1 capital to average assets:
Consolidated	171,540	6.39	107,347	4.00		NA	NA
Bank	168,196	6.28	107,086	4.00		133,857	5.00

Based on Bank of Smithtown’s June 30, 2010 total risk weighted assets of $1,802,063 and total month end assets used for leverage of $2,300,993, Bank of Smithtown would have needed total capital of $198,227 and Tier 1 capital $162,186 to meet the capital requirements of the Consent Agreement.

Attempts to meet the capital requirements of the Consent Agreement so far this year include:

•	Shrinking the balance sheet

•	Shifting assets from higher to lower risk weighting categories

•	Selling one or more packages of nonperforming loans

•	Selling one or more packages of performing loans

•	Raising capital

•	A combination of the foregoing strategies

•	A sale or merger of Bank of Smithtown

Since Bank of Smithtown was unable to meet the required capital ratios at June 30, 2010, the Consent Agreement requires immediate notification to the FDIC and NY Banking Department and provides a 60 day period to either meet the ratios or to submit a written plan describing the primary means and timing by which Bank of Smithtown shall meet or exceed the minimum requirements, as well as a contingency plan for the sale or merger of Bank of Smithtown in the event the primary sources of capital are not available. Bank of Smithtown has notified the FDIC and NY Banking Department of the Merger Agreement.

Banking regulators solely determine Bank of Smithtown’s progress toward compliance with provisions of the Consent Agreement. Accordingly, it is possible banking regulators in the future could impose further and more stringent conditions or take other actions whose impact could be material.

Controls and Procedures

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2009. Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective.

Report by Management On Internal Control Over Financial Reporting

Management of Smithtown Bancorp is responsible for establishing and maintaining an effective system of internal control over financial reporting. The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and circumvention or overriding of controls. Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the Company’s system of internal control over financial reporting as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management believes that, as of December 31, 2009, the Company maintained effective internal control over financial reporting based on those criteria.

The Company’s independent registered public accounting firm that audited the financial statements that are included in this proxy statement/prospectus has issued a report on the effectiveness of the Company’s internal control over financial reporting. The report of Crowe Horwath LLP begins on page 160.

Changes in Internal Control Over Financial Reporting

In recognition of the dramatically changed environment in which Smithtown Bancorp is now operating, including the increased regulatory focus on commercial real estate lending activities by community banks, in the fourth quarter of 2009 the Company implemented changes in internal control over financial reporting as described below.

i.	Bank of Smithtown hired a new Vice President of Credit Administration. This position is responsible for any enhancements to loan policies and procedures, oversees internal loan review and loan system changes and attends all key loan committee meetings.

ii.	A new Vice President in charge of internal loan review has been hired and the depth of review of individual loans and loan relationships has been expanded. This individual position is responsible for completing an independent review of the quarterly ALLL analysis.

iii.	A senior loan officer has been reallocated to oversee loan collections and workouts and additional staff has been hired to focus exclusively on collections. This senior loan officer assists in the preparation of the quarterly ALLL analysis.

iv.	The asset quality committee has been restructured to include the attendance of additional members of executive management, an increased number of meetings and an expanded focus on loan risk ratings.

v.	Bank of Smithtown reorganized internal lines of reporting after naming a President and Chief Operating Officer (“COO”). All loan reporting lines are responsible to the COO. Specifically, the chief lending officer, vice president for credit administration and the senior officer in charge of loan collections and workouts report directly to the COO.

Smithtown Bancorp anticipates the actions described above will generally strengthen Smithtown Bancorp’s lending controls and procedures, as well as their internal control over financial reporting.

Except as described above there were no changes in the Company’s internal control over financial reporting identified in connection with the evaluation of the Company’s controls performed during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Smithtown Bancorp, Inc.

Hauppauge, New York

We have audited the accompanying consolidated balance sheets of Smithtown Bancorp, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited Smithtown Bancorp, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Smithtown Bancorp, Inc.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control Over Financial Reporting located above in this proxy statement/prospectus. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smithtown Bancorp, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. In our opinion, Smithtown Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP

Livingston, New Jersey

March 12, 2010

Smithtown Bancorp Financial Statements as of December 31, 2009

Consolidated Balance Sheets

(Dollar amounts in thousands except share data)

	December 31, 2009	December 31, 2008
ASSETS
Cash and cash equivalents	$18,745	$17,130
Interest earning deposits with banks	3,409	8,839

Total cash and cash equivalents	22,154	25,969
Term placements	507	507
Securities available for sale	397,274	57,698
Securities held to maturity (fair value of $67 and $113, respectively)	66	112
Loans held for sale	16,450	—
Loans	2,090,896	1,688,700
Less: allowance for loan losses	38,483	11,303

Loans, net	2,052,413	1,677,397
Restricted stock, at cost	18,353	15,916
Real estate owned, net	2,013	6,972
Premises and equipment, net	47,708	32,994
Goodwill	3,923	3,923
Intangible assets	616	956
Cash value of company owned life insurance	24,874	19,654
Accrued interest receivable and other assets	48,579	23,292

Total assets	$2,634,930	$1,865,390

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Demand deposits	$152,306	$123,620
Saving, NOW and money market deposits	999,066	548,502
Time deposits of $100,000 or more	508,632	283,933
Other time deposits	415,024	410,882

Total deposits	2,075,028	1,366,937
Other borrowings	352,820	326,480
Subordinated debentures	56,351	38,836
Accrued interest payable and other liabilities	14,976	13,519

Total liabilities	2,499,175	1,745,772

Commitments and contingent liabilities (Note 20)	—	—

Stockholders’ equity:
Preferred stock, par value $.01 per share:
Authorized: 1,000,000 and 100,000 shares at December 31, 2009 and 2008, respectively; no shares issued or outstanding	—	—
Common stock, par value $.01 per share:
Authorized: 35,000,000 and 20,000,000 shares at December 31, 2009 and 2008, respectively; 16,907,346 and 13,851,341 shares issued at December 31, 2009 and 2008, respectively; 14,855,482 and 11,799,477 shares outstanding at December 31, 2009 and 2008, respectively	169	139
Additional paid-in capital	82,318	51,947
Retained earnings	64,820	78,302
Treasury stock, at cost, 2,051,864 shares	(10,062)	(10,062)

	137,245	120,326
Accumulated other comprehensive loss	(1,490)	(708)

Total stockholders’ equity	135,755	119,618

Total liabilities and stockholders’ equity	$2,634,930	$1,865,390

See December 31, 2009 notes to consolidated financial statements.

Consolidated Statements of Income

(Dollar amounts in thousands except share data)

	Year ended December 31,
	2009	2008	2007
Interest income:
Loans	$110,100	$87,939	$73,970
Taxable securities	7,903	3,049	3,330
Tax exempt securities	1,121	209	283
Interest earning deposits with banks	53	213	839
Other	895	509	234

Total interest income	120,072	91,919	78,656

Interest expense:
Savings, NOW and money market deposits	13,717	12,004	15,525
Time deposits of $100,000 or more	13,535	7,987	7,848
Other time deposits	13,931	11,514	11,477
Other borrowings	9,029	6,970	1,338
Subordinated debentures	2,926	2,304	1,388

Total interest expense	53,138	40,779	37,576

Net interest income	66,934	51,140	41,080
Provision for loan losses	51,000	3,200	1,300

Net interest income after provision for loan losses	15,934	47,940	39,780

Noninterest income:
Revenues from insurance agency	3,474	3,423	3,585
Service charges on deposit accounts	2,385	2,267	1,948
Net gain on the sale of investment securities	2,335	62	49
Trust and investment services	616	761	801
Increase in cash value of company owned life insurance	473	693	806
OTTI loss:
Total OTTI losses	(414)	(865)	—
Portion of loss recognized in other comprehensive income	—	—	—

Net impairment losses recognized in earnings	(414)	(865)	—
Other	1,794	2,138	2,034

Total noninterest income	10,663	8,479	9,223

Noninterest expense:
Salaries and employee benefits	18,813	17,277	14,744
Occupancy and equipment	11,591	8,489	6,687
Federal deposit insurance	4,576	648	302
Amortization of intangible assets	340	427	510
Valuation allowance for other real estate owned	6,872	—	—
Other	6,609	5,109	4,711

Total noninterest expense	48,801	31,950	26,954

Income (loss) before income taxes	(22,204)	24,469	22,049
Provision (benefit) for income taxes	(10,356)	8,746	7,774

Net income (loss)	$(11,848)	$15,723	$14,275

Comprehensive income (loss)	$(12,318)	$15,188	$14,433
Basic earnings (loss) per share	$(0.87)	$1.52	$1.46
Diluted earnings (loss) per share	$(0.87)	$1.52	$1.46

See December 31, 2009 notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock		Additional Paid In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity	Total Comprehensive Income (Loss)
	Shares Outstanding	Amount
Balance at December 31, 2006	8,885,477	$108	$4,046	$73,046	$(10,062)	$(331)	$66,807
Comprehensive income:
Net income				14,275			14,275	$14,275
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						288	288	288
Change in unrealized gain (loss) and prior service cost of post retirement plans, net of tax						(130)	(130)	(130)

Total comprehensive income								$14,433

10% stock dividend (1)	888,548	11	21,314	(21,325)			—
Cash dividends declared				(1,533)			(1,533)
Issuance of shares for employee stock ownership plan	9,325		225				225
Stock awards vested			170				170
Stock awards granted	17,160						—

Balance at December 31, 2007	9,800,510	$119	$25,755	$64,463	$(10,062)	$(173)	$80,102

Comprehensive income:
Net income				15,723			15,723	$15,723
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						(609)	(609)	(609)
Change in unrealized gain (loss) and prior service cost of post retirement plans, net of tax						74	74	74

Total comprehensive income								$15,188

Retained earnings reduction due to adoption of ASC 715				(233)			(233)
Cash dividends declared				(1,651)			(1,651)
Issuance of shares, net of offering costs	1,965,000	20	25,681				25,701
Issuance of shares for employee stock ownership plan	11,967		250				250
Stock awards vested			261				261
Stock awards granted	22,000						—

Balance at December 31, 2008	11,799,477	$139	$51,947	$78,302	$(10,062)	$(708)	$119,618

Consolidated Statements of Changes in Stockholders’ Equity—(Continued)

	Common Stock		Additional Paid In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity	Total Comprehensive Income (Loss)
	Shares Outstanding	Amount
Retained earnings reduction due to the application of SAB 108				(276)			(276)

Adjusted balance at January 1, 2009	11,799,477	$139	$51,947	$78,026	$(10,062)	$(708)	$119,342

Cumulative effect of change in accounting principle, adoption of ASC 320, net of tax				312		(312)	—
Comprehensive income:
Net income (loss)				(11,848)			(11,848)	$(11,848)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						348	348	348
Change in unrealized gain (loss) on securities available for sale for which a portion of an OTTI has been recognized in earnings, net of reclassification and tax						(282)	(282)	(282)
Changes in funded status of retirement plans, net of tax						(536)	(536)	(536)

Total comprehensive loss								$(12,318)

Cash dividends declared				(1,670)			(1,670)
Issuance of shares, net of offering costs	3,000,000	30	28,156				28,186
Warrants associated with subordinated debt issuance, net of cost			1,560				1,560
Issuance of shares for employee stock ownership plan	20,920		300				300
Stock awards vested			355				355
Stock award forfeited	(3,040)
Stock awards granted	38,125

Balance at December 31, 2009	14,855,482	$169	$82,318	$64,820	$(10,062)	$(1,490)	$135,755

(1)	As a result of the April 2, 2007, 10% stock dividend, a transfer of $21,325 was made from retained earnings to additional paid in capital and common stock for the fair market value of the dividend.

See December 31, 2009 notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollar amounts in thousands except share data)

	Years ended December 31,
	2009	2008	2007
Cash flows from operating activities
Net income (loss)	$(11,848)	$15,723	$14,275
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation on premises and equipment	4,182	3,106	1,989
Provision for loan losses	51,000	3,200	1,300
Valuation allowance for other real estate owned	6,872	—	—
Net gain on investment securities	(2,335)	(62)	(49)
Other than temporary net impairment loss on securities	414	865	—
Net increase (decrease) in other liabilities	1,457	2,310	(211)
Net increase in other assets	(9,842)	(3,914)	(519)
Net increase in deferred taxes	(14,978)	(1,701)	(2,332)
Amortization of unearned restricted stock awards	342	292	170
Increase in cash surrender value of company owned life insurance	(473)	(693)	(766)
Investment securities amortization of premium/(accretion) of discount, net	692	(159)	376
Amortization of intangible assets	340	427	510

Cash provided by operating activities	25,823	19,394	14,743

Cash flows from investing activities
Proceeds from calls, repayments, maturities and sales of available-for-sale securities	252,561	52,965	67,071
Proceeds from maturities of held-to-maturity securities	46	99	204
Purchases of available-for-sale securities	(593,171)	(56,235)	(21,207)
Proceeds from broker	—	—	9,225
Purchases of restricted securities	(7,107)	(25,853)	(4,783)
Redemptions of restricted securities	4,670	12,050	6,919
Loans made to customers, net	(442,466)	(704,782)	(134,761)
Payment for Bank of Smithtown Insurance Agents and Brokers, Inc.	—	—	(1,561)
Payment for Payne & Palmieri insurance company	—	—	(322)
Purchases of premises and equipment	(18,896)	(13,489)	(4,001)
Purchase of company owned life insurance	(4,747)	—	—

Cash used in investing activities	(809,110)	(735,245)	(83,216)

Cash flows from financing activities
Net increase in demand, money market, NOW and savings deposits	479,250	81,424	131,021
Increase (decrease) in time deposits	228,841	294,712	(32,537)
Cash dividends paid	(2,135)	(1,572)	(1,496)
FHLB term advances	—	520,000	—
Maturities of FHLB term advances	(10,000)	(215,000)	(35,000)
Net increase (decrease) in FHLB overnight borrowings	36,340	(900)	(3,680)
Net proceeds from subordinated debt and warrant issuance	18,990	20,000	—
Net proceeds from common stock issuance	28,186	25,701	—

Cash provided by financing activities	779,472	724,365	58,308

Net increase (decrease) in cash and cash equivalents	(3,815)	8,514	(10,165)
Cash and cash equivalents, beginning of period	25,969	17,455	27,620

Cash and cash equivalents, end of period	$22,154	$25,969	$17,455

Supplemental Information—Cash Flows:
Cash paid for:
Interest	$53,054	$39,615	$37,837
Income taxes	12,066	11,615	10,523
Transfer from loans to other real estate owned	2,013	—	—

See December 31, 2009 notes to consolidated financial statements.

December 31, 2009 Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Smithtown Bancorp, Inc., a New York State-chartered bank holding company with its New York State-chartered commercial bank subsidiary, Bank of Smithtown, and three other subsidiaries, Smithtown Bancorp Capital Trust I, Smithtown Bancorp Capital Trust II and Smithtown Bancorp Capital Trust III, all of which were formed for the purpose of issuing trust preferred securities. Bank of Smithtown has four wholly owned subsidiaries, Bank of Smithtown Financial Services, Inc., Bank of Smithtown Insurance Agents and Brokers, Inc., BOS Preferred Funding Corporation and SBRE Realty Corp. Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices principally on Long Island from Port Washington to Wading River. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential and commercial mortgages and commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There is a concentration of loans secured by commercial real estate including land and construction loans. The customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.

During April 2007, the Company effected a 10% stock dividend. All references in the accompanying consolidated financial statements and notes thereto relating to earnings per share and share data have been retroactively adjusted to reflect the stock dividend.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, deferred tax assets, and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and interest earning deposits with banks. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and other borrowings.

Interest Bearing Deposits in Other Financial Institutions: Interest bearing deposits in other financial institutions mature within one year and are carried at cost.

Term Placements: Term placements are interest bearing deposits in other financial institutions maturing in 2010 and are carried at cost.

Operating Segments: While management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment. The Company’s insurance operations do not meet the quantitative criteria for reporting as a segment.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. This evaluation process is more fully described under “Adoption of New Accounting Standards” in this “Note 1.”

Restricted stock: Bank of Smithtown is a member of the FHLBNY system. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB stock is carried at cost and is periodically evaluated for impairment based on ultimate recovery of par value. Dividends are reported as income.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments. Loans held for sale are carried at the lower of cost or fair value. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Interest income on mortgage and commercial loans is generally discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off not later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days or more and still accruing interest include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to nonaccrual status in accordance with the Company’s policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on a cash basis, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception or, for variable rate loans, the rate at impairment. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at lower of cost or fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight line method with useful lives ranging from 20 to 50 years. Furniture, fixtures and equipment are depreciated using the straight line method with useful lives ranging from 3 to 10 years.

Company Owned Life Insurance: The Company has purchased life insurance policies on certain members of management. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected November 30 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill and a trademark are the only intangible assets with an indefinite life on the Company’s balance sheet.

Other intangible assets consist of acquired customer relationships and covenants not to compete, which are initially measured at fair value and then are amortized over their estimated useful lives ranging from 5 to 7 years using a declining balance method.

Stock-Based Compensation: Compensation cost is recognized for restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The market price of the Company’s common stock at the date of grant is used to estimate the fair value for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans: Employee 401(k) plan expense is the amount of Company matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is recognized as pension expense and is based on the market price of the shares at the time the Company contributes such shares to the plan. Dividends on allocated ESOP shares reduce retained earnings. Dividends on unallocated ESOP shares are credited as other income to the plan participants.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under warrants. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the funded status of selected benefit plans, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand and certain deposits with the FRB were required to meet regulatory reserve and clearing requirements.

Equity: Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional shares amounts are paid in cash with a reduction in retained earnings.

Treasury Stock: Repurchases of common stock are recorded as treasury stock at cost. Under the 2007 Restricted Stock Plan, as further discussed in Note 18, the Company may repurchase or issue, on an annual or more frequent basis as determined by the board of directors, a selected number of shares of common stock for distribution to directors and certain officers. These shares are initially held as treasury shares, if the shares have been repurchased, and are ratably vested over a five-year period.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by Bank of Smithtown to the holding company or by the holding company to stockholders.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

SAB 108: Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The Bulletin permits public companies to correct prior year financial statements for immaterial errors the next time the prior year financial statements are filed. Accordingly, management has reduced retained earnings $276, increased other liabilities $431 and increased other assets $155 related to immaterial errors in the recognition of salary expense that arose over several years.

Reclassification of Prior Year Statements: It is the Company’s policy to reclassify prior year consolidated financial statements to conform to the current year presentation.

Adoption of New Accounting Standards

In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption resulted in additional disclosures to the notes to the financial statements.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards CodificationTM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

In June 2008, the FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share (EPS) under the two-class method. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented were to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this guidance. Basic and diluted earnings per share for the years ended December 31, 2008 and 2007, have been adjusted to $1.52 and $1.46, respectively, from $1.55 and $1.47, respectively. The adoption had no effect on the years ended December 31, 2006 and 2005.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

In December 2008, the FASB issued guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. These additional disclosures include disclosure of investment policies and fair value disclosures of plan assets, including fair value hierarchy. The guidance also includes a technical amendment that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. This guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, provisions of the FSP are not required for earlier periods that are presented for comparative purposes. The new disclosures have been presented in the notes to the consolidated financial statements.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about OTTI for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this guidance as of April 1, 2009. At adoption, the Company reversed $487 (gross of tax) of previously recognized impairment charges, representing the non-credit portion.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. The effect of adopting the new guidance was not material.

In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. The effect of adopting the new guidance was not material.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In June 2009, the FASB amended previous guidance relating to transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. The disclosure provisions were also amended and apply to transfers that occurred both before and after the effective date of this guidance. The effect of adopting this new guidance is expected to not materially impact the consolidated financial statements.

In June 2009, the FASB amended guidance for consolidation of variable interest entity guidance by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. This guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. The effect of adopting this new guidance is expected to not materially impact the consolidated financial statements.

Note 2—Regulatory Consent Agreement

On January 29, 2010, Bank of Smithtown entered into a Consent Agreement with the FDIC and NY Banking Department. Under the Consent Agreement Bank of Smithtown shall have and maintain qualified management and the board of directors shall increase its participation in the affairs of Bank of Smithtown and assume full responsibility for the approval of sound policies and objectives for compliance with the Consent Agreement. Bank of Smithtown is required to review loan policies, improve credit administration, loan underwriting and internal loan review processes and maintain an adequate allowance for loan losses. Other required actions include the implementation of plans to reduce classified assets, decrease Bank of Smithtown’s concentration in commercial real estate loans and increase profitability. Bank of Smithtown’s payment of dividends and growth in quarterly average assets require prior approval of the FDIC and NY Banking Department. In addition, Bank of Smithtown is required to maintain no later than June 30, 2010, Tier 1 Capital at least equal to 7% of Total Assets, Tier 1 Risk-Based Capital at least equal to 9% of Total Risk-Weighted Assets and Total Risk-Based Capital at least equal to 11% of Total Risk-Weighted Assets. The provisions of the Consent Agreement will remain effective until modified, terminated, superseded, or set aside in writing by the FDIC and NY Banking Department.

Management believes they have made progress towards the compliance with the terms of the Consent Agreement; however, banking regulators solely determine Bank of Smithtown’s progress toward and compliance with the Consent Agreement. Accordingly, it is possible banking regulators in the future could impose further and more stringent conditions on Bank of Smithtown.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 3—Securities

The following table summarizes the amortized cost and fair value of the available-for-sale securities and held-to-maturity investment securities portfolios at December 31, 2009 and 2008 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss):

December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
U.S. government sponsored entities and agencies	$5,000	$—	$(34)	$4,966
Obligations of state and political subdivisions	59,339	761	(114)	59,986
Mortgage-backed securities: residential	319,543	1,447	(212)	320,778
Collateralized mortgage obligations	4,545	8	—	4,553
Other	10,338	—	(3,347)	6,991

Total available for sale	$398,765	$2,216	$(3,707)	$397,274

Held to maturity
Obligations of state and political subdivisions	$66	$1	$—	$67

December 31, 2008
Available for sale
U.S. government sponsored entities and agencies	$18,981	$145	$(117)	$19,009
Obligations of state and political subdivisions	4,629	22	(16)	4,635
Mortgage-backed securities: residential	22,780	96	(45)	22,831
Other	12,403	—	(1,180)	11,223

Total available for sale	$58,793	$263	$(1,358)	$57,698

Held to maturity
Obligations of state and political subdivisions	$112	$1	$—	$113

The proceeds from sales and calls of securities and the associated gains are listed below:

	2009	2008	2007
Proceeds	$172,887	$9,345	$7,599
Gross gains	2,426	62	49
Gross losses	91	—	—

The tax provision related to these realized gains and losses was $817, $22, and $17, respectively.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

The amortized cost and fair value of the investment securities portfolio are shown by expected maturity in the following table. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2009		December 31, 2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale
Within one year	$135	$136	$1,006	$1,013
One to five years	8,177	8,351	6,244	6,073
Five to ten years	26,661	26,901	1,993	2,006
Beyond ten years	363,792	361,886	49,550	48,606

Total	$398,765	$397,274	$58,793	$57,698

Held to maturity
Within one year	$33	$33	$46	$46
One to five years	33	34	66	67

Total	$66	$67	$112	$113

Securities pledged at year end 2009 and 2008 had a carrying amount of $167,239 and $43,396 and were pledged to secure public deposits and treasury tax and loan deposits.

At year end 2009 and 2008, there were no holdings of securities of any one issuer, other than the U.S. Government and its entities and agencies, in an amount greater than 10% of stockholders’ equity.

The following table summarizes the investment securities with unrealized losses at December 31, 2009 and 2008 aggregated by major security type and length of time in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or More		Total
December 31, 2009	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for sale
U.S. Government sponsored entities and agencies	$4,966	$(34)	$—	$—	$4,966	$(34)
Obligations of state and political subdivisions	13,312	(114)	—	—	13,312	(114)
Mortgage-backed securities	82,283	(212)	—	—	82,283	(212)
Other	—	—	4,511	(3,347)	4,511	(3,347)

Total	$100,561	$(360)	$4,511	$(3,347)	$105,072	$(3,707)

December 31, 2008
Available for sale
U.S. Government sponsored entities and agencies	$—	$—	$4,883	$(117)	$4,883	$(117)
Obligations of state and political subdivisions	929	(16)	—	—	929	(16)
Mortgage-backed securities	3,436	(26)	8,491	(19)	11,927	(45)
Other	4,600	(400)	3,317	(780)	7,917	(1,180)

Total	$8,965	$(442)	$16,691	$(916)	$25,656	$(1,358)

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Other-Than-Temporary-Impairment

In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an OTTI exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

In order to determine OTTI for purchased beneficial interests that, on the purchase date, were rated below AA, the Company compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

When OTTI occurs, for either debt securities or purchased beneficial interests that, on the purchase date, were rated below AA, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings in an amount equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

At December 31, 2009, the Company’s securities portfolio totaled $397,341, of which $105,072 was in an unrealized loss position. The majority of unrealized losses are related to the Company’s mortgage-backed and other securities, as discussed below:

Mortgage-backed Securities

At December 31, 2009, all of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2009.

Other Securities

The Company’s unrealized losses on other securities relate primarily to its investment in two pooled trust preferred securities and one single issuer trust preferred security. The decline in fair value is primarily attributable to temporary illiquidity and the financial crisis affecting these markets and not necessarily the expected cash flows of the individual securities. Due to the illiquidity in the market, it is unlikely that the Company would be able to recover its investment in these securities if the Company sold the securities at this time.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

The following table presents detailed information for each trust preferred security held by the Company at December 31, 2009.

Issuer	Single Issuer or Pooled	Class	Book Value	Gross Unrealized Loss	Estimated Fair Value	Credit Rating	Number of Paying Banks in Issuance	Deferrals and Defaults as % of Collateral	Excess Subordination as a Percent of Paying Collateral
Fairfield County Bank Trust Preferred	Single	—	$5,000	$(1,771)	$3,229	NA	1	None	—
Trust Preferred Funding III LTD Series 144A	Pooled	B-2	1,708	(952)	756	Ca/CC	25	26.32%	(21.4)%
Trust Preferred Funding I	Pooled	B	1,150	(624)	526	Caa3/ CCC	14	37.36%	(29.8)%

Total			$7,858	$(3,347)	$4,511

Excess subordination is the amount of paying collateral above the amount of outstanding collateral underlying each class of the security. The Excess Subordination as a Percent of Paying Collateral, in the table detailing each trust preferred security above, reflects the difference between the paying collateral and the collateral underlying each security in the pool divided by the paying collateral. A negative number results when the paying collateral is less than the collateral underlying each class of the security. A low or negative number decreases the likelihood of full repayment of principal and interest according to original contractual terms.

The Company’s analysis of two of these investments includes $2,858 book value of pooled trust preferred securities (CDOs). The issuers in these securities are primarily banks. The Company uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to ensure there are no adverse changes in cash flows during the quarter. The OTTI model considers the structure and term of the CDO and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model include expected future default rates and prepayments. The Company assumes no recoveries on defaults and treat all interest payment deferrals as defaults. Upon completion of the December 31, 2009 analysis, the Company’s model indicated OTTI on both securities, which experienced additional defaults or deferrals during the period. These two securities had OTTI losses recognized in earnings of $414. These two securities remained classified as available for sale at December 31, 2009, and together, the two CDOs and one single issuer trust preferred security accounted for all of the unrealized losses in the other securities category at December 31, 2009. Principal and interest payments on each trust preferred security are still being made on a timely basis.

The discount rates used to support the realizable value in trust preferred securities is the actual index and margin on each security. The discount rates used for the estimated fair value of the two CDOs and the one single issuer trust preferred security were 14% and 13%, respectively, at December 31, 2009. Management determined these rates based on discussions with the Company’s investment bankers regarding newly issued bank debt. Management also reviewed the current internal risk ratings of the collateral underlying the securities. As a comparison the Company was successful issuing new subordinated debt during the second quarter of 2009 at a fixed rate of 11% for a ten year term.

Future deferrals and defaults are estimated based on an analysis of the collateral underlying the security. Particular detail is paid to each bank’s nonperforming assets to total loans, total risk based capital ratio and Texas

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

ratio (nonperforming assets plus restructured loans/tangible capital plus the allowance for loan losses). These three ratios are weighted to calculate a credit risk rating (“CRR”) for each bank. The CRR, based on a scale of 1 being the best and 5 being the worst, is used as the basis for future default assumptions. Banks known to have deferred or defaulted prior, or subsequent, to the reporting date and banks with a CRR of 4 or higher as of the reporting date are considered to default immediately in the Company’s discounted cash flow pricing model. As of December 31, 2009 other future default rates were estimated at 50.00% if the CRR was 3.50 to 3.99, 25.00% if the CRR was 3.00 to 3.49, 12.50% if the CRR was 2.50 to 2.99, 6.25% if the CRR was 2.00 to 2.49 and 3.00% if the CRR was 1.99 or less. These weightings generate an overall estimate of future defaults that are spread over the remaining maturity of the security in the Company’s model.

Trust Preferred Funding I has experienced $30,000 in defaults and $21,000 in deferrals, but did not have any new defaults or deferrals in the fourth quarter of 2009. Trust Preferred Funding III LTD Series 144A has experienced $24,250 in defaults and $55,500 in deferrals with $23,000 of the deferrals announced in the fourth quarter of 2009, but reported as deferrals in the Company’s third quarter Form 10-Q. The Company’s model as of December 31, 2009, estimated $24,136 and $17,409 in future defaults in Trust Preferred Funding III LTD Series 144A and Trust Preferred Funding I, respectively.

Information received after the balance sheet date, but before the issuance of the financial statements is included in the cash flow analysis during the reporting period.

Through the period ended March 31, 2009, the Company recognized cumulative OTTI charges of $865 for various securities. The Company adopted the changes to FASB ASC 320-10-35 in accordance with FASB ASC 320-10-65-1, effective April 1, 2009 and reversed $312, net of tax of $175, for the non-credit portion of the cumulative OTTI charge. The adoption was recognized as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income $312, net of tax of $175, as of April 1, 2009. As a result of implementing the new standard, the amount of OTTI recognized in income for the period from April 1, 2009 through December 31, 2009 was $414, gross of tax.

Changes in unrealized losses relating to securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) still held at year end totaled $2,369.

The table below presents a roll forward of the credit losses recognized in earnings from April 1, 2009 through December 31, 2009:

Beginning balance, April 1, 2009	$—
Amounts related to credit loss for which an OTTI was not previously recognized	217
Additions/Subtractions:
Increases to the amount related to the credit loss for which OTTI was previously recognized	197

Ending balance, December 31, 2009	$414

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 4—Loans

Loans as of December 31 consisted of the following:

	2009	2008
Commercial and industrial	$48,625	$51,630
Real estate:
Land and construction	353,772	390,067
Commercial	997,097	760,125
Multifamily	478,840	304,938
Residential	214,548	183,632
Consumer	2,082	2,407
Less: Net deferred loan fees	4,068	4,099

Total loans	2,090,896	1,688,700
Allowance for loan losses	38,483	11,303

Net loans	$2,052,413	$1,677,397

At December 31, 2009 and 2008, the Company had a total of $455,299 and $495,728 in interest only mortgage loans. These loans pose a potentially higher credit risk because of the lack of principal amortization.

Activity in the allowance for loan losses was as follows:

	2009	2008	2007
Beginning balance	$11,303	$8,250	$7,051
Provision for loan losses	51,000	3,200	1,300
Loans charged off	(23,991)	(218)	(147)
Recoveries	171	71	46

Ending balance	$38,483	$11,303	$8,250

Individual impaired loans were as follows:

	2009	2008	2007
Year end loans with no allocated allowance for loan losses	$133,155	$888	$—
Year end loans with allocated allowance for loan losses	79,385	1,764	340
Total	$212,540	$2,652	$340
Amount of the allowance for loan losses allocated	$21,630	$318	$228
Average of individually impaired loans during the year	44,685	1,716	88
Interest income recognized during impairment	495	31	—

Recognition of interest income on impaired loans, as for all other loans, is discontinued when reasonable doubt exists as to the full collectability of principal or interest. Any payments received on nonaccrual impaired loans are applied to the recorded investment in the loan. No interest was earned for 2009, 2008 or 2007 on the cash basis for impaired loans.

Nonaccrual loans and loans past due 90 days and still accruing were as follows:

	2009	2008
Loans past due 90 days or more and still accruing	$—	$3,407
Nonaccrual loans	130,172	1,853

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Nonaccrual loans and loans past due 90 days or more and still accruing include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Included in the amount of the allowance for loan losses allocated of $21,630, the Company has allocated $2,571 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009. The Company has also committed $51 to customers whose loans are classified as a troubled debt restructuring.

Note 5—Real Estate Owned

Activity in the valuation allowance was as follows:

	2009	2008	2007
Beginning of year	$—	$—	$—
Additions charged to expense	6,872	—	—
Direct write downs	—	—	—
End of year	$6,872	$—	$—

Expenses related to foreclosed assets include:

	2009	2008	2007
Net loss (gain) on sales	$—	$—	$—
Provision for unrealized losses	6,872	—	—
Operating expenses, net of rental income	(43)	158	69
Ending balance	$6,829	$158	$69

Note 6—Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1—Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2—Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of the following assets and liabilities:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Loans Held For Sale: Loans held for sale are carried at the lower of cost or fair value, as determined by outstanding commitments, from third party investors.

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Carrying Value	Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Available for sale securities
U.S. government sponsored entities and agencies	$4,966	$—	$4,966	$—
Obligations of state and political subdivisions	59,986	—	59,986	—
Mortgage-backed securities: residential	320,778	—	320,778	—
Collateralized mortgage obligations	4,553	—	4,553	—
Other	6,991	—	2,480	4,511

	Carrying Value	Fair Value Measurements at December 31, 2008 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities
U.S. government sponsored entities and agencies	$19,009	$—	$19,009	$—
Obligations of state and political subdivisions	4,635	—	4,635	—
Mortgage-backed securities: residential	22,831	—	22,831	—
Collateralized mortgage obligations	—	—	—	—
Other	11,223	—	2,480	8,743

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31, 2009:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Available for Sale Securities
Balance of recurring Level 3 assets at January 1, 2009	$8,743
Total gains or losses (realized/unrealized):
Included in earnings—realized	(77)
Included in earnings—unrealized	(414)
Included in other comprehensive income	(1,882)
Purchases, sales, issuances and settlements, net	(1,859)
Transfers in and/or out of Level 3	—

Balance of recurring Level 3 assets at December 31, 2009	$4,511

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Available for Sale Securities
Balance of recurring Level 3 assets at January 1, 2008	$—
Total gains or losses (realized/unrealized):
Included in earnings—realized
Included in earnings—unrealized	(865)
Included in other comprehensive income	(1,049)
Purchases, sales, issuances and settlements, net	4,603
Transfers in and/or out of Level 3	6,054

Balance of recurring Level 3 assets at December 31, 2008	$8,743

	Carrying Value	Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Impaired loans	$79,059	$—	$19,009	$57,716
Other real estate owned, net	2,103	—	—	2,013
Loans held for sale	16,450	—	16,450	—

	Carrying Value	Fair Value Measurements at December 31, 2008 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Impaired loans	$2,652	$—	$—	$2,334

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $79,059, with a valuation allowance of $21,343 at December 31,

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

2009, resulting in an additional provision for loan losses of $21,305 for the year ending December 31, 2009. At December 31, 2008, impaired loans had a carrying amount of $2,652, with a valuation allowance of $38, resulting in an additional provision for loan losses of $38 for the year ending December 31, 2008.

Other real estate owned, which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $2,013, which is made up of the outstanding balance of $8,985, net of a valuation allowance of $6,972 at December 31, 2009, resulting in a write-down of $6,872 for the year ending December 31, 2009.

Loans held for sale, which are carried at the lower of cost or fair value, were carried at the fair value of $16,450, which is the outstanding balance with no valuation allowance at December 31, 2009. Charge-offs of $9,883 were recognized on these loans in 2009 before they were classified as held for sale.

The carrying amounts and estimated fair values of financial instruments at December 31, 2009 and 2008 were as follows:

	2009		2008
	Carrying Amount	Value	Carrying Amount	Value
Financial assets:
Cash and due from banks	$18,745	$18,745	$17,205	$17,205
Interest earning deposits with banks	3,409	3,409	8,764	8,764
Term placements	507	507	507	507
Securities available for sale	397,274	397,274	57,698	57,698
Securities held to maturity	66	67	112	112
Restricted stock	18,353	NA	15,916	NA
Loans held for sale	16,450	16,450	—	—
Loans, net	2,090,896	1,975,640	1,688,700	1,688,700
Accrued interest receivable	10,152	10,152	8,232	8,232
Financial liabilities:
Deposits	2,075,028	2,086,245	1,366,937	1,371,934

FHLB advances and other Borrowings	352,820	303,354	326,480	351,412
Subordinated debt	56,351	28,480	38,836	38,836
Accrued interest payable	4,597	4,597	4,513	4,513

The methods and assumptions, not previously presented, used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that re-price frequently and fully. The methods for determining the fair values for securities were described previously. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing or re-pricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair value of off balance sheet items is not considered material.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 7—Premises and Equipment

Year end premises and equipment were as follows:

	2009	2008
Land	$721	$321
Buildings	8,651	6,223
Furniture, fixtures and equipment	14,352	10,688
Leasehold improvements	40,015	28,513
Less: Accumulated depreciation	16,031	12,751

Total premises and equipment	$47,708	$32,994

Operating Leases: The Company leases certain branch properties and equipment under operating leases. Rent expense was $4,082, $2,255 and $1,504 for 2009, 2008 and 2007. Rent commitments, before considering renewal options that generally are present, were as follows:

2010	$5,237
2011	5,493
2012	5,468
2013	5,415
2014	5,516
Thereafter	42,276

Total	$69,405

Note 8—Goodwill and Intangible Assets

Goodwill: The change in goodwill during the year was as follows:

	2009	2008	2007
Beginning of year	$3,923	$3,923	$2,077
Acquired goodwill	—	—	1,846
Impairment	—	—	—

End of year	$3,923	$3,923	$3,923

Acquired Intangible Assets: Acquired intangible assets were as follows at year end:

	2009		2008
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships and covenant not to compete	$3,022	$2,522	$3,022	$2,182
Other intangible assets	116	—	116	—

Aggregate amortization expense was $340, $427 and $510 for 2009, 2008 and 2007.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Estimated amortization expense for each of the next five years:

2010	$246
2011	185
2012	29
2013	25
2014	15

Total	$500

Note 9—Deposits

Time deposits of $100 thousand or more were $508,632 and $283,933 at year end 2009 and 2008, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

2010	$753,895
2011	101,884
2012	30,305
2013	15,229
2014	22,343

Total	$923,656

Note 10—Other Borrowings

At year end, advances from the FHLB were as follows:

December 31, 2009:
Overnight line of credit at 0.34%	$36,340
Maturities from January 2010 through September 2018, fixed rate at rates from 2.18% to 3.61%, averaging 2.70%	315,000

December 31, 2008:
Maturities from November 2009 through September 2018, fixed rate at rates from 2.18% to 4.29%, averaging 2.74%	$325,000

The overnight line of credit has a maturity date of one day and at December 31, 2009 had a rate of 0.34%. Each term advance is payable at its maturity date with a prepayment penalty if paid before the maturity date. All advances are periodically callable, with the exception of $5,000 maturing in 2010. The advances were collateralized by $884,328 and $685,944 of first mortgage loans under a blanket lien arrangement at year end 2009 and 2008. Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow up to a total of $485,229 at year end 2009.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Scheduled payments over the next five years are as follows:

2010	$41,340
2011	3,000
2012	—
2013	55,000
2014	—

Included in other borrowings are $1,480 of secured borrowings with a weighted average rate of 1.79% and maturities ranging from 2010 to 2012. These borrowings are a financial arrangement with the Senior Housing Crime Prevention program that are secured by securities. At maturity, the Company has the option to repay the secured borrowings simultaneous with the release of the collateral or to renew the borrowings.

Note 11—Subordinated Debentures

In 2003, a trust formed by the Company issued $11,000 of floating rate trust preferred securities as part of a pooled offering of such securities due October 8, 2033. The securities bear interest at 3 month London Interbank Offered Rate (“LIBOR”) plus 2.99% with a rate of 3.27% as of December 31, 2009. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering. The debentures and related debt issuance costs represent the sole assets of the trust. The Company may redeem the subordinated debentures, in whole or in part, on any interest payment date after October 8, 2008.

In 2006, an additional trust formed by the Company issued $7,000 of floating rate trust preferred securities as part of a pooled offering of such securities due September 30, 2036. These securities bear interest at 6.53% for the initial five-year term and thereafter at 3 month LIBOR plus 1.43%. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering. The debentures and related debt issuance costs represent the sole assets of the trust. The Company may not redeem any part of the subordinated debentures prior to the initial call date of September 30, 2011.

In 2008, a third trust formed by the Company issued $20,000 of floating rate trust preferred securities due September 1, 2038. The securities bear interest at 3 month LIBOR plus 3.75% with a rate of 4.01% as of December 31, 2009. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering. The debentures and related debt issuance costs represent the sole assets of the trust. The Company may redeem the subordinated debentures, in whole or in part, at a premium declining ratably to par on September 1, 2013.

The Company is not considered the primary beneficiary of these trusts, which are variable interest entities; therefore the trusts are not consolidated in the Company’s financial statements, but rather the subordinated debentures are shown as a liability. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. The subordinated debentures may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

On July 27, 2009 and June 29, 2009, Bank of Smithtown issued $14,000 and $5,000, respectively, of fixed rate subordinated notes due July 1, 2019; the notes bear interest at 11%. Bank of Smithtown, subject to obtaining prior approval of the FDIC and the NY Banking Department, may redeem the subordinated notes, in whole or in part, on any interest payment date beginning on July 1, 2014. The subordinated debentures may be included in Tier 2 capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 12—Warrants

On July 27, 2009 and June 29, 2009, the Company issued Warrants to each purchaser of subordinated notes issued by Bank of Smithtown on the same dates. The Company issued a total of 475,000 Warrants, which may not be exercised until June 29, 2010 and if not exercised are void after June 29, 2016. The Warrants are exercisable at $11.50 per share. The Warrants were valued using the Black-Scholes model adjusted to take into account dividends paid on the underlying securities. Expected volatilities are based on historical volatilities of the Company’s stock. The expected term of the Warrants represents the period of time that the Warrants are expected to be outstanding. The risk free interest rate for the expected term of the Warrants is based on the U.S. Treasury yield curve in effect at the time of the issue. The fair value of the Warrants was determined using the following weighted average assumptions for July 27, 2009 and June 29, 2009, respectively; risk free interest rates of 2.63% and 2.53%, expected term of five years for both, expected stock price volatility of 35 for both and dividend yields of 1.40% and 1.22%. The fair value of the Warrants was recorded as an increase to additional paid in capital. The issuance and sale of the Warrants were exempt from registration pursuant to section 4(2) under the Securities Exchange Act of 1933. The Warrants and subordinated notes were sold to a group of accredited investors.

Note 13—Post Retirement Benefit Plans

The Company sponsors a postretirement medical and life insurance plan for a closed group of prior employees. Pre-Medicare eligible retirees pay an amount similar to active employees. Post-Medicare eligible retirees pay the entire amount over Bank of Smithtown’s obligation, which is frozen at $864 per year per covered person. The following tables provide a reconciliation of the changes in the plan’s benefit obligation and fair value of assets over the two-year period ending December 31, 2009 and a statement of the funded status as of December 31 of both years:

	Projected Benefit Obligation
	2009	2008
Change in benefit obligation
Obligation at January 1	$205	$225
Interest cost	12	13
Actuarial loss (gain)	95	(13)
Benefit payments	(15)	(20)

Obligation at December 31	$297	$205

Change in fair value of plan assets
Employer contributions	$15	$20
Benefit payments	(15)	(20)
Fair value of plan assets at December 31	$—	$—

Funded status at December 31	$(297)	$(205)

Amounts recognized in accumulated other comprehensive income (loss) at December 31 consist of:

	2009	2008
Transition obligation	$(95)	$(126)
Net actuarial gain	84	191

	$(11)	$65

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

The following table provides the components of net periodic benefit cost and other amounts recognized in other comprehensive income for the plans for the years 2009, 2008 and 2007:

	2009	2008	2007
Interest cost	$12	$13	$15
Amortization of unrecognized transition obligation	32	32	32
Amortization of net gain	(12)	(12)	(8)

Net periodic benefit cost	32	33	39
Net loss (gain)	108	(2)	(42)
Amortization of transition obligation	(32)	(32)	(32)

Total recognized in other comprehensive income	76	(34)	(74)
Total recognized in net periodic benefit cost and other comprehensive income	$108	$(1)	$(35)

Assumptions used to determine net periodic cost and benefit obligations:

	2009	2008	2007
Discount rate	5.50%	6.25%	6.00%
Health care cost trend rate assumed for next year	8.30%	8.50%	8.50%
Rate that the cost trend rate gradually declines to	6.00%	5.00%	5.00%
Year that the rate reaches the rate it is assumed to remain at	2011	2015	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$15	$(15)
Effect on health care component of postretirement benefit obligation	68	(68)

Contributions: Since the plan holds no assets, Bank of Smithtown does not expect to contribute to its plan in 2010 other than to fund the payments for the benefits described in the table below.

Estimated Future Payments: The following benefit payments, which reflect expected future service, are expected:

2010	$24
2011	25
2012	26
2013	23
2014	24
Thereafter	119

Total	$241

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 14—Other Benefit Plans

401(k) Plan: A 401(k) benefit plan allowed employee contributions up to $16.5 plus an additional $5.5 for employees age 50 or older, which are matched equal to 50% of the first 6% of the compensation contributed. Expense for 2009, 2008 and 2007 was $261, $249 and $198.

Executive and Director Incentive Retirement Plan: A nontax-qualified executive and director incentive retirement plan covers certain directors and executive officers. Under the plan, the Company can award up to 10% of the executive officer’s salary for the prior fiscal year and up to 25% of a director’s fees for the prior fiscal year. The Company pays each participant the amount awarded plus interest either over 15 years or in a lump sum at normal retirement age. There was no expense for the contributions and interest in 2009 due to offsetting reversals from a non-vested executive termination of employment. The expense incurred for the contributions and interest for each of the prior two years was $360 and $304. The deferred compensation liability was $1,820 for December 31, 2009 and 2008.

Life Insurance: Certain members of management are covered by group term replacement life insurance. The benefit provides postretirement life insurance up to a maximum of two and one half times final annual base salary. The expense incurred for 2009 was $29. Upon adopting new accounting guidance in 2008, the Company was required to post an adjustment to retained earnings of $233 representing the post-employment benefit cost for this continuing life insurance.

Deferred Compensation Plan: A nontax-qualified deferred compensation plan covers all directors and executive officers. Under the plan, directors may elect to defer a portion of their fees and executive officers may elect to defer a portion of their compensation. Upon retirement or termination of service, the Company pays each participant the amount of their deferrals plus interest over 5 years, 10 years or in a lump sum payment. A liability is accrued for the obligation under this plan. The expense incurred for the deferred compensation for each of the last three years was $30, $49 and $37 resulting in a deferred compensation liability of $1,002 and $755 as of December 31, 2009 and 2008.

Supplemental Executive Retirement Agreement: The Chief Executive Officer (“CEO”) has a Supplemental Executive Retirement Agreement (“SERA”). Under the plan, the CEO receives a lifetime benefit at retirement, with a guaranteed 15 years, based on seventy percent of his final three-year average base salary reduced by various offsets including employer contributions under the 401(k) Plan, the Executive Incentive Retirement Plan, as well as 50% of his Social Security benefit. The expense incurred during 2009, 2008 and 2007 for this benefit plan was $742, $466 and $386, respectively. The liability balance at the end of 2009 and 2008 for the SERA was $3,183 and $1,624.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

The following tables provide a reconciliation of the changes in the plan’s benefit obligation over the two-year period ending December 31, 2009 and a statement of the funded status as of December 31 of both years:

	Projected Benefit Obligation
	2009	2008
Reconciliation of benefit obligation
Obligation at January 1	$1,624	$1,247
Service cost	531	324
Interest cost	150	74
(Gain) loss	878	(21)

Obligation at December 31	$3,183	$1,624

Fair value of plan assets at December 31	$—	$—

Funded status at December 31	$(3,183)	$(1,624)

Amounts recognized in accumulated other comprehensive income at December 31 consist of:

	2009	2008
Net actuarial loss (gain)	$1,017	$(200)

The following table provides the components of net periodic benefit cost and other amounts recognized in other comprehensive income for the SERA for the years 2009, 2008 and 2007:

	2009	2008	2007
Service cost	$531	$324	$312
Interest cost	150	74	53
Amortization of net loss	61	68	21

Net periodic benefit cost	742	466	386
Net (gain) loss	817	(89)	289

Total recognized in other comprehensive income (loss)	817	(89)	289
Total recognized in net periodic benefit cost and other comprehensive income	$1,559	$377	$675

The accumulated benefit obligation was $3,183 and $1,624 at year end 2009 and 2008.

The assumptions used in the measurement of Bank of Smithtown’s benefit obligation are shown in the following table:

	2009	2008	2007
Discount rate	6.00%	6.00%	6.00%
Salary inflation rate	10.00%	5.00%	5.00%
Social Security inflation rate	2.75%	2.75%	2.75%

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $445.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 15—ESOP

Employees participate in an Employee Stock Ownership Plan (“ESOP”). The Company makes discretionary contributions to the ESOP in the form of cash. The contributions are used to either purchase or issue shares of Company stock, which are allocated to participants based on relative compensation and an expense is recorded. Dividends on allocated shares increase the value of participant accounts. Participants receive the shares at the end of employment subject to vesting. Forfeitures are reallocated among participating employees in the same proportion as contributions.

Contributions to the ESOP during 2009, 2008 and 2007 were $300, $250 and $225. Expense was $300, $250 and $225.

Shares held by the ESOP were as follows:

	2009	2008
Allocated to participants—vested	396,684	403,545
Allocated to participants—unvested	10,193	8,129

Total ESOP shares	406,877	411,674

Fair value of unvested shares	$61	$130

Note 16—Income Taxes

Income tax expense (benefit) was as follows:

	2009	2008	2007
Current expense
Federal	$4,151	$9,211	$9,015
State	(85)	1,236	1,091

	4,066	10,447	10,106
Deferred expense
Federal	(11,306)	(1,243)	(1,823)
State	(3,116)	(458)	(509)

	(14,422)	(1,701)	(2,332)

Total income tax expense (benefit)	$(10,356)	$8,746	$7,774

Effective tax rates differ from the federal statutory rate of 35% applied to income before income taxes due to the following:

	2009	2008	2007
Federal statutory rate times financial statement income	$(7,771)	$8,564	$7,717
Effect of:
Tax-exempt income	(418)	(63)	(80)
State taxes, net of federal benefit	(1,708)	506	377
Earnings from company owned life insurance	(221)	(242)	(268)
Other, net	(238)	(19)	28

Total	$(10,356)	$8,746	$7,774

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Year end deferred tax assets and liabilities were due to the following:

	2009	2008
Deferred tax assets:
Allowance for loan losses	$15,198	$4,549
Postretirement benefits	117	97
Security impairment	340	351
Unrealized gain or loss on securities	618	451
Deferred compensation plan	126	114
Deferred loan fees, net	1,665	1,691
Deferred lease expense	638	379
Reserve for SERA	880	660
Reserve for deferred incentive plan	784	739
Other real estate valuation allowance	2,832	—
Restricted stock	112	—
Other	1,104	207

Total deferred tax assets	24,414	9,238

Deferred tax liabilities:
Depreciation	1,293	991
Purchase accounting adjustments	268	372
Undistributed earnings of Bank subsidiary	938	938

Total deferred tax liabilities	2,499	2,301

Net deferred tax asset	$21,915	$6,937

Realization of certain deferred tax assets are dependent upon generating sufficient taxable income prior to their expiration and are recognized because the benefit is more likely than not to be realized.

The total amount of interest and penalties recorded in the income statement for the year ended December 31, 2009 was $6. There were no interest and penalties recorded in the income statement for the years ended December 31, 2008 and 2007. There were no amounts accrued for interest and penalties at December 31, 2009, 2008 and 2007.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of New York. The Company is no longer subject to examination by taxing authorities for years before 2006.

Note 17—Related Party Transactions

Loans to principal officers, directors and their affiliates in 2009 were as follows:

Beginning balance	$3,383
New loans	799
Effect of changes in composition of related parties	(494)
Repayments	(214)
Ending balance	$3,474

Deposits from principal officers, directors and their affiliates at year end 2009 and 2008 were $3,655 and $4,766.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 18—Stock-Based Compensation

At the April 19, 2007 Annual Meeting the stockholders of Smithtown Bancorp approved the adoption of the 2007 Stock Compensation Plan (“Stock Compensation Plan”). This plan shall serve as the successor to the Smithtown Bancorp Restricted Stock Plan (“Predecessor Plan”). No further grants may be made under the Predecessor Plan on or after April 19, 2007. All awards previously granted under the Predecessor Plan will remain in full force and effect and shall continue to be governed by the terms of that plan. Bank of Smithtown established the Stock Compensation Plan to grant awards to any employee, director or independent contractor of Bank of Smithtown or any of its subsidiaries or affiliates. The purpose of the Stock Compensation Plan is to provide Bank of Smithtown with the opportunity to offer incentive awards in order to attract and retain high level officers and directors and to motivate them to continue their relationship with Bank of Smithtown and thereby align their interests and compensation with the long term interests of stockholders. Of the total of 874,163 shares of common stock approved for issuance under the Stock Compensation Plan, 817,078 remain available for issuance as of December 31, 2009.

Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was determined using the closing price at the date of issuance. Restricted shares vest ratably over five years. The board of directors elected to issue 38,125 and 22,000 shares of non-vested restricted stock under the Stock Compensation Plan for the 2009 and 2008 plan years, respectively. For the 2007 plan year the board of directors issued 17,160 shares of non-vested restricted stock under the Predecessor Plan.

A summary of changes in the Company’s nonvested shares for the year follows:

	Shares	Weighted Average Grant Date Share Value
Nonvested at January 1, 2009	35,849	$21.42
Granted	38,125	14.34
Vested	(19,264)	18.38
Forfeited	(3,040)	18.41

Nonvested at December 31, 2009	51,670	17.51

As of December 31, 2009, there was $905 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 4 years. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $354, $201 and $181.

Note 19—Regulatory Capital Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimal capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Smithtown Bancorp must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Quantitative measures established by regulations to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth below in the table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier 1 capital (as defined in the regulations) to average assets (as defined in the regulations). Pursuant to the Consent Agreement, Bank of Smithtown must maintain Tier 1 Capital at least equal to 7% of total assets, Tier 1 Risk-Based Capital at least equal to 9% of Total Risk-Weighted Assets and Total Risk-Based Capital at least equal to 11% of Total Risk-Weighted Assets no later than June 30, 2010.

The Company’s and Bank of Smithtown’s actual capital amounts and ratios as of December 31, 2009 and 2008 are in the following table. The ratios meet the level to be well capitalized under prompt corrective action provisions, but as a result of the Consent Agreement, Bank of Smithtown is categorized as adequately capitalized for regulatory capital purposes.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2009	Amount	Ratio	Amount	Ratio	Amount		Ratio
Total capital to risk weighted assets:
Consolidated	$214,555	10.52%	$163,188	8.00%	$	NA	NA	%
Bank	211,718	10.37	162,977	8.00		203,721	10.00
Tier 1 capital to risk weighted assets:
Consolidated	171,540	8.41	81,594	4.00		NA	NA
Bank	168,196	8.26	81,488	4.00		122,233	6.00
Tier 1 capital to average assets:
Consolidated	171,540	6.39	107,347	4.00		NA	NA
Bank	168,196	6.28	107,086	4.00		133,857	5.00

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2008	Amount	Ratio	Amount	Ratio	Amount		Ratio
Total capital to risk weighted assets:
Consolidated	$165,711	10.72%	$12,259	8.00%	$	NA	NA	%
Bank	164,027	10.62	121,144	8.00		151,429	10.00
Tier 1 capital to risk weighted assets:
Consolidated	153,930	9.96	60,630	4.00		NA	NA
Bank	152,599	9.88	60,572	4.00		90,858	6.00
Tier 1 capital to average assets:
Consolidated	153,930	8.66	71,119	4.00		NA	NA
Bank	152,599	8.59	71,058	4.00		88,822	5.00

Dividend Restrictions—The Company’s principal source of funds for dividend payments and other obligations is dividends received from Bank of Smithtown. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. While under the Consent Agreement, Bank of Smithtown cannot declare dividends without prior regulatory approval.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 20—Loan Commitments and Other Related Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off balance sheet risk at year end were as follows:

	2009		2008
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$2,742	$16,971	$6,261	$141,085
Unused lines of credit	1,108	107,456	1,094	180,636
Standby letters of credit	—	18,281	—	17,550

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.50% to 6.75% and loan maturities up to 30 years.

Note 21—Parent Company Only Condensed Financial Information

Condensed financial information of Smithtown Bancorp follows:

Condensed Balance Sheets

December 31,

	2009	2008
ASSETS
Cash and cash equivalents	$185	$1,018
Prepaid expense	792	862
Investment in subsidiary	171,247	156,770
Due from Bank subsidiary	1,688	—
Common stock	836	836

Total assets	$174,748	$159,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Cash dividends payable	$—	$472
Interest payable	157	308
Subordinated debt	38,836	38,836
Due to Bank subsidiary	—	252

Total liabilities	38,993	39,868

Stockholders’ equity	135,755	119,618

Total liabilities and stockholders’ equity	$174,748	$159,486

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Condensed Statements of Income

Years ended December 31,

	2009	2008	2007
Income
Dividends from subsidiary	$3,300	$3,619	$3,185
Expenses	2,246	2,524	1,635

Income before equity in undistributed earnings of subsidiary	1,054	1,095	1,550
Equity in undistributed earnings (loss) of subsidiary	(13,612)	14,628	12,725
Income tax benefit	710	—	—

Net income (loss)	$(11,848)	$15,723	$14,275

Condensed Statements of Cash Flows

Years ended December 31,

	2009	2008	2007
Cash flows from operating activities
Net income (loss)	$(11,848)	$15,723	$14,275
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Equity in undistributed net (earnings) loss of subsidiary	13,612	(14,628)	(12,725)
Increase in other assets	(581)	(404)	(171)
Increase (decrease) in other liabilities	(223)	426	(1)
Amortization of unearned restricted stock awards	342	292	170

Net cash provided by operating activities	1,302	1,409	1,548
Cash flows from investing activities
Capital contribution to subsidiary	(28,186)	(45,701)	—

Net cash used in investing activities	(28,186)	(45,701)	—
Cash flows from financing activities
Proceeds from subordinated debt issuance	—	20,000	—
Net proceeds from issuance of common shares	28,186	25,701	—
Cash dividends paid	(2,135)	(1,572)	(1,496)

Net cash (used in) provided by financing activities	26,051	44,129	(1,496)

Net increase (decrease) in cash and cash equivalents	(833)	(163)	52

Cash and cash equivalents, beginning of period	1,018	1,181	1,129

Cash and cash equivalents, end of period	$185	$1,018	$1,181

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 22—Earnings Per Share

The factors used in the earnings per share computation follow:

	2009	2008	2007
Basic
Net (Loss)	$(11,848)	$—	$—

Distributed earnings allocated to common stock	—	1,644	1,528
Undistributed earnings allocated to common stock	—	14,009	12,699

Net earnings allocated to common stock	$—	$15,653	$14,227

Weighted average common shares outstanding, including shares considered participating securities	13,703,731	10,342,878	9,802,608
Less: weighted average participating securities	(70,120)	(46,213)	(32,775)

Weighted average shares	13,633,611	10,296,665	9,769,833

Basic earnings (loss) per common share	$(0.87)	$1.52	$1.46

Diluted
Net (Loss)	$(11,848)	$—	$—

Net earnings allocated to common stock	$—	$15,653	$14,227

Weighted average common shares outstanding for basic earnings per common share	13,633,611	10,296,665	9,769,833
Add: Dilutive effect of warrants issued to purchase common stock	—	—	—

Weighted average shares and dilutive potential common shares	13,633,611	10,296,665	9,769,833

Diluted earnings (loss) per common share	$(0.87)	$1.52	$1.46

Warrants to purchase 475,000 shares of common stock have been excluded from the calculation because to do so would have been anti-dilutive.

December 31, 2009 Notes to Consolidated Financial Statements—(Continued)

Note 23—Subsequent Events (Unaudited)

On February 25, 2010, the Company and several of its officers were named in certain lawsuits commenced in United States District Court, Eastern District of New York on behalf of a putative class of all persons and entities who purchased the Company’s common stock between March 13, 2008 and February 1, 2010, alleging claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934. Plaintiffs allege, among other things, that public statements and financial filings by the Company and/or certain of its officers pertaining to, among other things, the Company’s loan loss reserve, fair value of its assets, recognition of impaired assets, and its internal and disclosure controls were materially false, misleading or incomplete. Management believes that the defendants have meritorious defenses against each of these actions and intends to vigorously defend all aspects of these actions.

Note 24—Quarterly Financial Data (Unaudited)

	Interest Income	Net Interest Income	Net Income/ (Loss)	Earnings (loss) Per Share Basic	Diluted
2009
First quarter	$26,578	$13,463	$3,616	$0.31	$0.31
Second quarter	29,298	16,306	3,413	0.26	0.26
Third quarter	32,330	18,858	898	0.06	0.06
Fourth quarter	31,866	18,307	(19,775)	(1.34)	(1.34)

2008
First quarter	$20,088	$10,959	$3,575	$0.36	$0.36
Second quarter	21,710	12,160	3,951	0.40	0.40
Third quarter	24,467	13,912	4,607	0.47	0.47
Fourth quarter	25,654	14,109	3,590	0.30	0.30

Results for the third and fourth quarter of 2009 were negatively impacted by provision for loan losses of $10 million and $38 million, respectively.

WHERE YOU CAN FIND MORE INFORMATION

People’s United and Smithtown Bancorp file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file with the Securities and Exchange Commission at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the public reference room. Securities and Exchange Commission filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of documents filed by People’s United and Smithtown Bancorp are also available at the offices of the NASDAQ Global Select Market, located at 1735 K Street, N.W., Washington, D.C. 20006. Further, Smithtown Bancorp makes available, free of charge through its website, http://www.bankofsmithtown.com, Smithtown Bancorp’s reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, and the Form S-4 which includes this proxy statement/prospectus, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

People’s United has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the shares of People’s United common stock that Smithtown Bancorp stockholders will receive in the merger. This proxy statement/prospectus is part of the registration statement of People’s United on Form S-4 and is a prospectus of People’s United and a proxy statement of Smithtown Bancorp for the Smithtown Bancorp special meeting.

The Securities and Exchange Commission permits People’s United to “incorporate by reference” information into this proxy statement/prospectus. This means that People’s United can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the Securities and Exchange Commission after the date of this proxy statement/prospectus that is incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about People’s United and its financial conditions.

People’s United Securities and Exchange Commission Filings (SEC File Number 001-33326):	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2009

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2010; and quarter ended June 30, 2010

Definitive Proxy Statement on Schedule 14A	Filed March 23, 2010

Current Reports on Form 8-K	Filed January 22, 2010; filed January 25, 2010; filed February 2, 2010; filed February 10, 2010; filed February 11, 2010; filed February 19, 2010; filed March 9, 2010; filed April 20, 2010; filed April 27, 2010; filed May 7, 2010; filed July 1, 2010; filed July 16, 2010; filed July 19, 2010; filed July 23, 2010; and filed August 10, 2010 (other than the portions of those documents not deemed to be filed)

Current Report on Form 8-K/A	Filed April 30, 2010

Description of People’s United common stock contained in People’s United Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating these descriptions	Filed February 22, 2007

In addition, People’s United also incorporates by reference additional documents that it may file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of the initial filing of the registration statement and the date of the Smithtown Bancorp special meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as proxy statements.

Documents incorporated by reference are available from People’s United, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or be telephone from People’s United at the following address and telephone number:

People’s United Financial, Inc.

850 Main Street

Bridgeport, Connecticut 06604

Attention: Debbie A. Healey, Investor Relations

(203) 338-7171

www.peoples.com (“Investor Relations” tab)

Neither People’s United nor Smithtown Bancorp has authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in our affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to People’s United was provided by People’s United, and the information contained in this proxy statement/prospectus with respect to Smithtown Bancorp was provided by Smithtown Bancorp. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of July 15, 2010

between

People’s United Financial, Inc.

and

Smithtown Bancorp, Inc.

A-i

A-ii

INDEX OF DEFINED TERMS

Term	Section

Acquisition Proposal	5.6(a)
affiliate	8.8(a)
Approvals	5.8(a)
Bank Merger	1.4
Bank Subsidiary	1.4
Benefit Plans	4.3(n)(1)
Cash Election Shares	2.1(e)
Change in Recommendation	5.2(b)
Chosen Courts	8.15
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Common Stock	Recital B
Company Material Contract	4.3(k)(1)
Company Meeting	5.2(a)
Company Preferred Stock	Recital B
Company Regulatory Agreement	4.3(i)(1)
Company Restricted Stock	5.9(a)
Company Rights	4.3(e)(6)
Company Rights Plan	4.3(e)(6)
Company Stock Plans	5.9(a)
Company Warrants	3.1(b)(1)
Confidentiality Agreement	5.5(b)
Converted Cash Election Share	2.1(f)(1)(C)
Converted Stock Election Share	2.1(f)(2)(B)
CRA	4.3(z)
Derivative Transaction	4.3(r)(2)
DGCL	1.1(b)
Disclosure Letter	4.1
Effective Time	1.2(a)
Election	2.1(e)
Election Deadline	2.4(b)(1)
Election Form	2.1(e)
Employees	4.3(n)(1)
Environmental Laws	4.3(p)
ERISA	4.3(n)(1)
Exception Share	2.1(d)
Exchange Act	5.6(a)
Exchange Agent	2.1(e)
Exchange Fund	2.4(a)
Exchangeable Shares	2.1(g)(2)
FHLB	4.3(c)(4)
GAAP	3.1(i)
Governing Documents	3.1(h)
Governmental Entity	4.3(f)(1)
Indemnified Liabilities	5.10(a)
Indemnified Parties	5.10(a)
Indemnified Party	5.10(a)

A-iii

Term	Section
Insurance Amount	5.10(b)
Internal Revenue Code	Recital C
IRS	4.3(n)(2)
IT Assets	4.3(w)
Liens	4.3(c)(2)
Loans	4.3(x)(1)
Material Adverse Effect	4.2(b)
Merger	1.1(a)
Merger Consideration	2.1(a)(2)
NASDAQ	2.1(g)(1)
New Certificate	2.4(a)
New Share	2.4(a)
No-Election Shares	2.1(e)
NYBCL	1.1(b)
Old Certificates	2.1(c)
Old Share	2.1(c)
OREO	3.1(f)
Parent	Preamble
Parent Bank	1.4(a)
Parent Common Stock	Recital A
Parent Preferred Stock	Recital A
Parent Share Price	2.1(g)(1)
party	8.11(d)
Per Share Cash Consideration	2.1(a)(2)
Per Share Consideration	2.1(g)(3)
Per Share Stock Consideration	2.1(a)(1)
Person	8.11(e)
Plan	Preamble
Previously Disclosed	3.1
Proprietary Rights	4.3(w)
Proxy Statement	5.3(a)
REIT	4.3(q)(4)
Registration Statement	5.3(a)
Regulatory Approvals	4.3(f)(2)
Regulatory Authorities	4.3(i)(1)
Regulatory Filings	4.3(g)(1)
Representatives	5.6(a)
Requisite Regulatory Approvals	6.1(b)
Rights	4.3(b)(3)
SEC	4.3(f)(1)
Securities Act	4.3(g)(1)
Significant Subsidiary	5.6(a)
Signing Cash Amount	2.1(g)(3)
Signing Exchange Ratio	2.1(g)(3)
Stock Conversion Number	2.1(f)(1)
Stock Election Shares	2.1(e)
Stock-Selected No-Election Share	2.1(f)(1)(B)
Subscription Agreements	3.1(b)(1)
subsidiary	8.8(a)
Subsidiary Plan of Merger	1.4(a)
Superior Proposal	5.6(a)

A-iv

Term	Section
Surviving Corporation	1.1(a)
Takeover Laws	4.3(u)
Takeover Provisions	4.3(u)
Tax	4.3(q)
Tax Returns	4.3(q)(1)
Taxes	4.3(q)
Termination Date	7.2(b)
Termination Payment	7.4(b)
Warrant	2.3

A-v

AGREEMENT AND PLAN OF MERGER, dated as of July 15, 2010 (this “Plan”), between People’s United Financial, Inc. (“Parent”) and Smithtown Bancorp, Inc. (the “Company”).

RECITALS

A. Parent. Parent is a Delaware corporation with its principal executive offices located in Connecticut. As of the date hereof, Parent has (i) 1,950,000,000 authorized shares of common stock, par value $0.01 per share (“Parent Common Stock”), of which not more than 370,903,347 shares are outstanding and not more than 3,706,372 shares are held in the treasury of Parent, and (ii) 50,000,000 authorized shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”), of which no shares are outstanding.

B. Company. The Company is a New York corporation with its principal executive offices located in New York. As of the date hereof, the Company has (i) 35,000,000 authorized shares of common stock, par value $0.01 per share (“Company Common Stock”), of which not more than 14,967,508 shares are outstanding and not more than 2,051,864 shares are held in the treasury of the Company, and (ii) 1,000,000 authorized shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which no shares are outstanding.

C. Intention of the Parties. Each of the parties to this Plan intends that the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986 (the “Internal Revenue Code”) and that this Plan will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

D. Approvals. The board of directors of Parent has determined that this Plan and the transactions contemplated hereby are advisable and in the best interests of Parent and the best interests of its shareholders. The board of directors of the Company has (i) adopted this Plan and declared that this Plan and the transactions contemplated hereby are advisable and in the best interests of the Company and the best interests of its shareholders and (ii) directed that this Plan and the transactions contemplated hereby be submitted for consideration at a special meeting of the Company’s shareholders.

NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto approve, adopt and make this Plan and prescribe the terms and conditions hereof and the manner and mode of carrying it into effect, which are as follows:

ARTICLE I

The Merger

1.1 The Merger.

(a) Subject to the terms and conditions of this Plan, at the Effective Time, the Company will merge with and into Parent (the “Merger”), and the separate corporate existence of the Company will thereupon cease. Parent will be the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and will continue to be governed by the laws of Delaware.

(b) The Merger will have the effects specified in this Plan and the Delaware General Corporation Law (the “DGCL”) and the New York Business Corporation Law (the “NYBCL”).

(c) At the Effective Time, the Certificate of Incorporation of Parent, as then in effect, will be the Certificate of Incorporation of the Surviving Corporation, and the By-Laws of Parent, as then in effect, will be the By-Laws of the Surviving Corporation.

(d) The name of the Surviving Corporation will be the name of Parent.

1.2 Effective Time.

(a) Subject to the terms and conditions of this Plan, on or before the Closing Date, the parties will execute and cause a certificate of merger to be filed with the Secretary of State of the State of Delaware as provided in Section 252 of the DGCL and a certificate of merger to be filed with the Secretary of State of the State of New York as provided in Section 907 of the NYCBL. The Merger will become effective at such time as such certificates of merger have been filed, or at such other time as may be specified therein. The date and time at which the Merger becomes effective is herein referred to as the “Effective Time.”

(b) Parent and the Company will each cause the Effective Time to occur not later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in Sections 6.1(a), (b) and (d) of this Plan, but subject to the satisfaction or waiver of the other conditions set forth in Article VI. Notwithstanding anything to the contrary in this Section 1.2(b), Parent and the Company may cause the Effective Time to occur on such earlier or later day following the satisfaction or waiver of such conditions as they may agree, consistent with the provisions of the DGCL and the NYBCL.

1.3 Closing. The closing of the Merger (the “Closing”) will take place at such time and place as Parent and the Company will agree, on the date when the Effective Time is to occur (the “Closing Date”).

1.4 Bank Merger.

(a) Simultaneously with the Merger, Bank of Smithtown, a New York banking organization and subsidiary of the Company (the “Bank Subsidiary”), will merge with and into People’s United Bank, a federally chartered stock savings bank and subsidiary of Parent (“Parent Bank”). This merger is hereinafter sometimes referred to as the “Bank Merger.” Parent Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence, and, following the Bank Merger, the corporate existence of the Bank Subsidiary shall cease. The parties agree that the Bank Merger shall become effective simultaneously with the Effective Time.

(b) The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, in a form to be specified by Parent and approved by the Company, such approval not to be unreasonably withheld or delayed (the “Subsidiary Plan of Merger”). In order to obtain the necessary state and federal regulatory approvals for the Bank Merger, the parties hereto shall cause the following to be accomplished prior to the filing of applications for regulatory approval: (i) the Company shall cause the Subsidiary Bank to approve the Subsidiary Plan of Merger, the Company, as the sole shareholder of the Subsidiary Bank, shall approve the Subsidiary Plan of Merger and the Company shall cause the Subsidiary Plan of Merger to be duly executed by the Subsidiary Bank and delivered to Parent and (ii) Parent shall cause Parent Bank to approve the Subsidiary Plan of Merger, Parent, as the sole shareholder of Parent Bank, shall approve the Subsidiary Plan of Merger and Parent shall cause Parent Bank to duly execute and deliver the Subsidiary Plan of Merger to the Company. Prior to the Effective Time, the Company shall cause the Subsidiary Bank, and Parent shall cause Parent Bank, to execute such certificate of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective simultaneously with the Effective Time.

ARTICLE II

Conversion or Cancellation of Shares

2.1 Conversion or Cancellation of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any shareholder:

(a) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, will be converted into the right to receive,

at the election of each holder thereof, but subject to the election and allocation procedures of Sections 2.1(e) and (f), the other provisions of this Section 2.1 and possible adjustment as set forth in Section 2.5, either:

(1) that number of fully paid and nonassessable shares of Parent Common Stock equal to the result obtained by dividing the Per Share Consideration by the Parent Share Price (the “Per Share Stock Consideration”), or

(2) an amount in cash, without interest, equal to the Per Share Consideration (the “Per Share Cash Consideration,” and, together with the Per Share Stock Consideration, the “Merger Consideration”).

(b) Parent Common Stock; Parent Preferred Stock. Each share of common stock, par value $0.01 per share, of Parent and each share of preferred stock, par value $0.01 per share, of Parent outstanding, if any, immediately prior to the Effective Time will remain outstanding as one share of common stock or preferred stock, as the case may be, of the Surviving Corporation.

(c) Cancellation of Old Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, is referred to as an “Old Share.” At the Effective Time, Old Shares will cease to be outstanding, will be canceled and retired and will cease to exist, and each holder of (1) a certificate formerly representing Old Shares and (2) evidence of Old Shares in book-entry form (collectively, “Old Certificates”) will thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, the Merger Consideration applicable to such Old Shares.

(d) Exception Shares. At the Effective Time, each Exception Share owned by Parent or the Company or their respective subsidiaries will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. “Exception Share” means a share of Company Common Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith, by Parent, the Company or a subsidiary of either.

(e) Election. Subject to the allocation procedures set forth in Section 2.1(f), each record holder of Company Common Stock will be entitled (i) to elect to receive shares of Parent Common Stock for all or some of the shares of Company Common Stock (“Stock Election Shares”) held by such record holder, (ii) to elect to receive cash for all or some of the shares of Company Common Stock (“Cash Election Shares”) held by such record holder or (iii) to indicate that such holder makes no such election for all or some of the shares of Company Common Stock (“No-Election Shares”) held by such record holder. All such elections (each, an “Election”) shall be made on a form designed for that purpose and agreed to by Parent and the Company (an “Election Form”). Any shares of Company Common Stock for which the record holder has not, as of the Election Deadline (as defined below), properly submitted to an exchange agent appointed by Parent and reasonably acceptable to the Company (the “Exchange Agent”) a properly completed Election Form will be deemed No-Election Shares. A record holder acting in different capacities or acting on behalf of other persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts.

(f) Allocation. Notwithstanding anything to the contrary in this Plan, the allocation among the holders of shares of Company Common Stock of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration will be made as follows:

(1) Number of Stock Elections Less Than the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of Election Forms received as of the Election Deadline) is less than a number equal to the number of Exchangeable Shares minus the result obtained by dividing (x) the product of the number of Exchangeable Shares and the Signing Cash Amount by (y) the Per Share Consideration (the “Stock Conversion Number”), then

(A) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration,

(B) the Exchange Agent will allocate from among the No-Election Shares, pro rata to the holders of No-Election Shares in accordance with their respective numbers of No-Election Shares, a sufficient number of No-Election Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated No-Election Share (each, a “Stock-Selected No-Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, provided that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Stock Conversion Number, all No-Election Shares will be Stock-Selected No-Election Shares,

(C) if the sum of Stock Election Shares and No-Election Shares is less than the Stock Conversion Number, the Exchange Agent will allocate from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated Cash Election Share (each, a “Converted Cash Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(D) each No-Election Share and Cash Election Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share (as the case may be) will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

(2) Number of Stock Elections Greater Than the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is greater than the Stock Conversion Number, then

(A) each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration,

(B) the Exchange Agent will allocate from among the Stock Election Shares, pro rata to the holders of Stock Election Shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Stock Election Shares (“Converted Stock Election Shares”) so that the difference of (x) the number of Stock Election Shares less (y) the number of the Converted Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration, and

(C) each Stock Election Share that is not a Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration.

(3) Number of Stock Elections is Equal to the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is equal to the Stock Conversion Number, then

(A) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(B) each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

(g) Certain Definitions.

(1) “Parent Share Price” means the arithmetic average of the last reported per share sales prices of Parent Common Stock on the NASDAQ Global Select Market (the “NASDAQ”), as reported in the New York City edition of The Wall Street Journal or, if not reported therein, another authoritative source agreed between Parent and the Company, for each of the five (5) full consecutive trading days ending on the trading day immediately prior to the Closing Date.

(2) “Exchangeable Shares” means the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, excluding Exception Shares, rounded to the nearest whole share.

(3) “Per Share Consideration” means the sum, rounded to the nearest whole cent, of (a) $2.00 (the “Signing Cash Amount”) plus (b) the product, rounded to the nearest one thousandth, of 0.143 (such number being the “Signing Exchange Ratio”) and the Parent Share Price.

2.2 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of Parent Common Stock will be issued pursuant to the Merger. Instead, Parent will pay or cause to be paid to the holder of any Old Shares that would, pursuant to paragraph 2.1, otherwise be entitled to receive fractional shares of Parent Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (x) the fraction of a share to which such holder would otherwise have been entitled (after taking into account all Old Shares owned by such holder at the Effective Time to be converted into Parent Common Stock) and (y) the Parent Share Price.

2.3 Warrant. At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock (each, a “Warrant”) shall remain outstanding pursuant to the terms of such Warrant; provided, however, that each such Warrant shall thereafter entitle the holder thereof to receive upon exercise of such Warrant, in accordance with the terms of such Warrant, the Per Share Stock Consideration in the manner and upon the terms set forth in such Warrant.

2.4 Exchange of Old Certificates for New Certificates.

(a) Exchange Agent. At or before the Effective Time, Parent will make available or cause to be made available to the Exchange Agent (1) certificates or, at Parent’s option, evidence of shares in book-entry form (each, a “New Certificate”), representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a) (each, a “New Share”) and (2) cash to make the payments pursuant to Section 2.1(a) and Section 2.2, in each case, in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II (collectively, the “Exchange Fund”). Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall, to the extent permitted by applicable law, be paid to Parent or as directed by Parent. In such event, any holder of Old Certificates that has not theretofore exchanged its Old Certificates for the Merger Consideration pursuant to this Article II will thereafter be entitled to look exclusively to Parent for the Merger Consideration to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II, in each case, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party will be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) Election and Exchange Procedures.

(1) (A) As promptly as reasonably practicable following the time of mailing of the Proxy Statement to the holders of record of Company Common Stock, or on such other date as the Company and Parent shall mutually agree, and thereafter from time to time as the Company may reasonably request until three days prior to the Election Deadline, Parent will cause the Exchange Agent to mail or deliver to each Person who is a holder of record of Company Common Stock for purposes of the Company Meeting the Election Form and a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to Old Certificates will pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration to which such Person may be entitled pursuant to this Article II, and (B) as promptly as reasonably practicable following the Effective Time, Parent will cause the Exchange Agent to mail or deliver such letter of transmittal to each Person who was, immediately prior to the Effective Time, a holder of record of an Old Certificate and who did not previously properly complete and submit an Election Form including such letter of transmittal. Elections shall be made by mailing to the Exchange Agent a duly completed Election Form. An Election Form may specify which specific shares covered thereby are Cash Election Shares, Stock Election Shares or No-Election Shares. To be effective, an Election Form must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 p.m., New York City time, on the later of the date of the Company Meeting and the date that the parties believe to be as near as practicable to five business days prior to the anticipated Closing Date (or such other time and date as the Company and Parent may mutually agree) (the “Election Deadline”) and (y) accompanied by the certificate(s) representing the shares of Company Common Stock as to which the election is being made together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions. Parent will determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Election Forms have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. Neither Parent nor the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form submitted to the Exchange Agent. A holder of shares of Company Common Stock that does not submit an effective Election Form prior to the Election Deadline shall be deemed to have made a No-Election. An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any certificate(s) representing shares of Company Common Stock that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such certificate(s). Upon any such revocation, unless a duly completed Election Form is thereafter submitted prior to the Election Deadline and otherwise in accordance with this Section, such shares shall be deemed No-Election Shares. The Exchange Agent, in consultation with Parent and the Company, will make all computations to give effect to this Section.

(2) As promptly as reasonably practicable following the Effective Time, taking into account the computations contemplated by Section 2.1(f), each holder of record of an Old Certificate that has surrendered its Old Certificates, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, will be entitled to receive a New Certificate representing the shares of Parent Common Stock issuable in exchange therefor and/or a check representing cash payable pursuant to this Article II. No interest will accrue or be paid with respect to any New Certificates or cash to be delivered upon surrender of Old Certificates. Notwithstanding anything to the contrary contained in this Plan, any holder of Company Common Stock that holds such shares in book-entry form (rather than through a certificate formerly representing Old Shares) shall not be required to deliver a certificate or an executed letter of transmittal to the Exchange Agent in order to receive the consideration that such holder is entitled to receive pursuant to this Article II. If any New Certificate is to be issued or cash is to be paid in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it will be a condition to the exchange that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the Person requesting the exchange (x) pay any transfer or other Taxes required by reason of the issuance of the New Certificate or the making of the cash payment in a name other than the name of the holder of the surrendered Old Certificate or (y) establish to the satisfaction of Parent (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock having a record date after the Effective Time will be paid to any holder of record of Company Common Stock until such holder has surrendered the Old Certificate representing such stock as provided herein. Following surrender of any such Old Certificates, there will be paid to the holder of New Certificates issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time previously payable with respect to the shares of Parent Common Stock represented thereby. To the extent permitted by law, holders of Company Common Stock who receive Parent Common Stock in the Merger will be entitled to vote after the Effective Time at any meeting of Parent shareholders the number of whole shares of Parent Common Stock into which their respective shares of Company Common Stock are converted, regardless of whether such holders have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Plan but, beginning 30 days after the

Effective Time, no such holder will be entitled to vote on any matter until such holder surrenders such Old Certificate for exchange as provided in Section 2.3(b).

(d) Transfers. At or after the Effective Time, there will be no transfers of Old Shares on the stock transfer books of the Surviving Corporation.

(e) Lost, Stolen or Destroyed Certificates. If any Old Certificate will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, Parent or the Exchange Agent will, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and pay or cause to be paid the amounts deliverable in respect of the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

2.5 Adjustment of Signing Exchange Ratio. If Parent changes (or the board of directors of Parent sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Parent Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, the Signing Exchange Ratio will be adjusted proportionately to account for such change.

2.6 Reservation of Right to Revise Structure. Parent may at any time change the method of effecting the business combination contemplated by this Plan if and to the extent that it deems such a change to be desirable (including by providing for the merger of the Company and a wholly owned subsidiary of Parent); provided, however, that no such change shall (a) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as merger consideration, (b) materially impede or delay consummation of the Merger, (c) adversely affect the federal income tax treatment of holders of Company Common Stock in connection with the Merger (such adverse effect to be reasonably determined by the Company) or (d) result in the Bank Merger taking place at any time other than simultaneously with the Merger. In the event Parent elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

2.7 Withholding Rights. Each of Parent and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Plan such amounts as they are required to deduct and withhold with respect to such payment under the Internal Revenue Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by Parent or the Exchange Agent, as the case may be, such withheld amounts will be treated for all purposes of this Plan as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

Conduct of Business Pending Merger

3.1 Company Forbearances. The Company agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Plan or as set forth in its Disclosure Letter (“Previously Disclosed”), without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), it will not, and will cause each of its subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use commercially reasonable efforts to maintain and preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair or delay its ability to perform its obligations under this Plan or to consummate the transactions contemplated hereby.

(b) Capital Stock.

(1) Issue, sell or otherwise permit to become outstanding, or dispose of, encumber, pledge, authorize or propose the creation of, any additional shares of its capital stock, voting securities, other equity interests or Rights other than pursuant to Rights outstanding on the date hereof, including for the avoidance of doubt pursuant to the Rights arising under the Warrants to Purchase Common Stock (the “Company Warrants”) issued by the Company to the purchasers thereof pursuant to Subscription Agreements dated as of June 29, 2009 and July 27, 2009 (the “Subscription Agreements”);

(2) enter into any agreement with respect to the foregoing; or

(3) permit any additional shares of its capital stock, voting securities or other equity interests to become subject to new grants, other Rights or similar stock-based director or employee rights or incentive arrangements.

(c) Dividends, Etc.

(1) Set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interests or make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other equity interests, other than (A) dividends from its direct or indirect wholly owned subsidiaries to it or another of its wholly owned subsidiaries and (B) dividends on preferred stock of subsidiaries, the common stock of which is wholly owned directly or indirectly by the Company, in accordance with the terms thereof; or

(2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, voting securities, other equity interests or Rights or grant any person any Rights to acquire any shares of its capital stock, voting securities or other equity interest.

(d) Compensation; Employment Agreements; Etc. Enter into, amend, terminate or renew any employment, change of control, retention, consulting, severance or similar agreements or arrangements with any of its directors, officers, employees or independent contractors or those of its subsidiaries or grant any increase in, set aside assets to fund or accelerate the payment or vesting of, compensation or benefits or pay or provide any compensation or benefits not required to be paid or provided, except (1) for changes that are required by applicable law and (2) to satisfy Previously Disclosed contractual obligations under applicable Benefit Plans.

(e) Benefit Plans. Enter into, establish, adopt, terminate or amend any Benefit Plan, except (1) as may be required by applicable law or (2) to satisfy Previously Disclosed contractual obligations under applicable Benefit Plans or this Plan.

(f) Dispositions. Other than with respect to Other Real Estate Owned (“OREO”), sell, license, lease, transfer, mortgage, encumber or otherwise dispose of or discontinue, or abandon or fail to maintain, any of its rights, assets, deposits, business or properties, except for sales of Loans and sales of investment securities, in each case in the ordinary course of business consistent with past practice.

(g) Acquisitions. (1) Make any acquisition of or investment in any other Person, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital or (2) make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned subsidiary of the Company; except for (A) foreclosures and other similar acquisitions in connection with securing or collecting debts previously contracted, (B) in a fiduciary or similar capacity in the ordinary and usual course of business consistent with past practice and (C) transactions that, in each case, are in the ordinary course of business consistent with past practice and that, together with all other such transactions, are not material to the Company.

(h) Governing Documents. Adopt or implement any amendment to its certificate of incorporation, bylaws or similar governing documents (“Governing Documents”) or the Governing Documents of any of its subsidiaries, except as contemplated by this Plan or as required by applicable law.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles (“GAAP”), applicable regulatory accounting requirements or applicable law, in each case, as approved in writing by the Company’s independent public accountants.

(j) Contracts. Enter into, renew, extend or terminate (1) any lease, license, contract or other agreement or amendment thereof that (A) other than loans, funding arrangements and other transactions made in the ordinary course of the banking business consistent with past practice and in accordance with paragraph (k) below, calls for aggregate annual payments of $500,000 or more, or (B) contains any provision whereby the consummation of the transactions contemplated hereby would constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, any right of termination or the loss of any benefit under, such contract or agreement, (2) any Company Material Contract or any lease, license, contract or other agreement that would be a Company Material Contract if entered into prior to the date hereof, or (3) any agreement with any broker or finder in connection with the Merger or the other transactions contemplated hereby; or make any material change in any of such contracts or other agreements or amendments, other than in the case of clause (A), renewals of leases, licenses, contracts or other agreements for a term of one year or less without material changes to the terms thereof.

(k) Loans. Except for Loans or commitments for Loans that have previously been approved by the Company prior to the date hereof, without previously notifying and consulting with Parent, (1) make or acquire any Loan or issue a commitment for any Loan (A) in excess of $1,000,000 or (B) (i) that is not made in conformity, in all material respects, with the Company’s ordinary course lending policies and guidelines in effect as of the date hereof and (ii) in excess of $100,000, or which increases an existing Loan by $100,000 or more or (2) renew any Loan or extend an existing commitment for any Loan (A) in excess of $5,000,000 or (B) (x) that is not made in conformity, in all material respects, with the Company’s ordinary course lending policies and guidelines in effect as of the date hereof and (y) in excess of $100,000, or which increases an existing Loan by $100,000 or more.

(l) Claims. (1) Settle any claim, action or proceeding against it, except for settlements that (A) involve only monetary remedies in the ordinary course of business consistent with past practice not in excess of $200,000 individually or $500,000 in the aggregate for all such settlements (other than any Previously Disclosed settlements or proposed settlements) effected after the date hereof and (B) would not create precedent for claims that are reasonably likely to be material to the Company and its subsidiaries or, after the Effective Time, Parent and its subsidiaries or (2) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations.

(m) Capital Expenditures; Indebtedness. (1) Make any capital expenditures in excess of (A) $150,000 per project or related series of projects or (B) $750,000 in the aggregate (in each case, not including any Previously Disclosed capital expenditures), (2) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other Person (other than deposits and similar liabilities in the ordinary course of business consistent with past practice and indebtedness of the Company’s subsidiaries to the Company) or (3) enter into any securitizations of loans or create any special purpose funding or variable interest entity.

(n) Certain Tax Matters. Make, change or revoke any material Tax election, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of Taxes, change any material method of Tax accounting, adopt or change any taxable year or period, enter into any closing agreement with respect to Taxes, file any material amended Tax Return, settle or compromise any material claim for Taxes or surrender any material claim for a refund of Taxes.

(o) Business. Enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies in any material respect.

(p) Foreclosures. Other than in connection with foreclosure proceedings initiated prior to the date hereof, foreclose on or take a deed or title to any real estate other than single-family residential properties without having conducted within two years of the date of foreclosure a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws.

(q) Branches and Facilities. Permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of, any branch office or other facility, or make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other facility.

(r) Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof and as Previously Disclosed, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Exchange Act) of any of its officers or directors other than Loans originated in the ordinary course of the business of the Company and its subsidiaries, and, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 3.1.

(s) Securities Portfolio. Materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage-related securities which would be considered “high-risk” securities under applicable regulatory pronouncements.

(t) Changes to Policies and Practices. Make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans or (2) its hedging practices and policies.

(u) Marketing. Introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements.

(v) Regulatory Agreements. Fail to use commercially reasonable efforts to take any action that is required by a Company Regulatory Agreement, or willfully take any action that violates a Company Regulatory Agreement, other than with respect to obligations to raise capital.

(w) Adverse Actions. (1) Take any action or knowingly fail to take any reasonable action that would, or would be reasonably likely to, prevent, impede or delay the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger or the Bank Merger set forth in Article VI not being satisfied in a timely manner, (B) a material violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation or (C) any of its representations and warranties set forth in this Plan being or becoming untrue in any material respect at any time prior to the Effective Time.

(x) Commitments. Agree or commit to do any of the foregoing.

3.2 Parent Forbearances. Parent agrees that from the date hereof until the Effective Time, except as contemplated by this Plan, as Previously Disclosed or as required pursuant to this Plan or by applicable law, without the prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned), it will not, and will cause each of its subsidiaries not to:

(a) Governing Documents. Amend its Governing Documents in a manner that would affect the holders of Company Common Stock adversely relative to other holders of Parent Common Stock.

(b) Adverse Actions.

(1) Take any action or knowingly fail to take any reasonable action that would, or would be reasonably likely to, prevent, impede or delay the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; or

(2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger or the Bank Merger set forth in Article VI not being satisfied in a timely manner, (B) a material violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation or (C) any of its representations and warranties set forth in this Plan being or becoming untrue in any material respect at any time prior to the Effective Time.

ARTICLE IV

Representations

4.1 Disclosure Letters. On or prior to the execution and delivery of this Plan, Parent has delivered to the Company a letter and the Company has delivered to Parent a letter (each letter, a “Disclosure Letter,” the contents of which are deemed to be Previously Disclosed) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations contained in Section 4.3 or covenants contained herein; provided, however, that the mere inclusion of an item in a Disclosure Letter as an exception to a representation will not be deemed an admission by a party that such item was required to be disclosed therein.

4.2 Standard.

(a) For all purposes of this Plan, no representation of Parent or the Company contained in Section 4.3 (other than the representations contained in Section 4.3(b), which will be true and correct in all material respects, and Sections 4.3(g)(8)(B) and 4.3(g)(9), which will be true and correct in all respects) will be deemed untrue, and no party will be deemed to have breached a representation, as a consequence of the existence of any fact, circumstance, event, change, effect, development or occurrence unless such fact, circumstance, event, change, effect, development or occurrence, individually or taken together with all other facts, circumstances, events, changes, effects, developments or occurrences inconsistent with any representation contained in Section 4.3 (read for this purpose without regard to any individual reference to “materiality” or “Material Adverse Effect” set forth therein) has had or is reasonably likely to have a Material Adverse Effect with respect to Parent or the Company, as the case may be.

(b) The term “Material Adverse Effect” means an effect that (1) is materially adverse to the business, financial condition or results of operations of Parent, the Surviving Corporation or the Company, as the context may dictate, and its subsidiaries, taken as a whole, or (2) prevents or materially impairs the ability of Parent or the Company to timely consummate the transactions contemplated hereby; provided, however, that, in determining whether a Material Adverse Effect has occurred under clause (1), there will be excluded any effect to the extent attributable to or resulting from (A) any changes after the date hereof in laws, regulations or interpretations of laws or regulations generally affecting banks, savings associations or their holding companies, (B) any change in GAAP or regulatory accounting requirements, generally affecting banks, savings associations or their holding companies, (C) events, conditions or trends in economic, business or financial conditions generally or affecting banks, savings associations or their holding companies generally (including changes in interest rates or securities ratings and changes in the markets for securities), (D) changes after the date hereof in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (E) actions or omissions of Parent or the Company expressly required by the terms hereof, or (F) the announcement of this Plan and the transactions contemplated hereby; provided, however, that the effect attributable to or resulting from any of the changes, events, conditions or trends described in clauses (A), (B), (C) and (D) will not be excluded to the extent of the disproportionate impact, if any, they have on such party and its subsidiaries (relative to other banks, savings associations and their holding companies; and provided, further, that a decrease in the trading or market price of a party’s capital stock will not be considered, by itself, to constitute a Material Adverse Effect.

4.3 Representations. Except as Previously Disclosed (which phrase will include, in this Section 4.3, all items disclosed or contemplated by the Company’s or Parent’s public Regulatory Filings made prior to the date hereof and on or after January 1, 2009 (but in each case excluding any risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer)), the Company hereby represents and warrants to Parent, and Parent hereby represents and warrants to the Company, to the extent applicable, in each case with respect to itself and its subsidiaries, as follows:

(a) Organization and Standing. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly licensed or qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. In the case of the Company, the copies of the Governing Documents of it and each of its Significant Subsidiaries, which have been made available to Parent, are true, complete and correct copies of such documents as in full force and effect as of the date hereof.

(b) Capital Stock.

(1) The information in Recital A, in the case of Parent, and in Recital B, in the case of the Company, is true and correct.

(2) Its outstanding shares of capital stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and not subject to any preemptive rights nor issued in violation of any preemptive rights.

(3) In the case of the Company, except as set forth in this Plan or as Previously Disclosed, there are no shares of its capital stock authorized and reserved for issuance, it does not have any Rights outstanding with respect to its capital stock or other equity interest and it does not have any commitment to authorize, issue, register, transfer or sell any of its capital stock, other equity interest or Rights. As used herein, “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person. Except as Previously Disclosed, neither the Company nor any of its subsidiaries has any trust capital securities or other similar securities outstanding.

(4) In the case of Parent, (A) as of the date hereof, Parent and its affiliates together do not beneficially own, or control the voting or disposition of, more than 4.9% of any class of voting security of the Company, and (B) any shares of Parent Common Stock issued in connection with the Merger have been duly authorized and, when issued in the Merger, will be validly issued and outstanding, fully paid and nonassessable and not subject to any preemptive rights nor issued in violation of any preemptive rights.

(5) In the case of the Company, none of its bonds, debentures, notes or other indebtedness has the right to vote (or is convertible into, or exchangeable for, securities having the right to vote) on any matters on which its shareholders may vote, and neither it nor any of its subsidiaries is a party to any voting agreement with respect to the voting of any of its capital stock, voting securities or other equity interests. Except for this Plan, neither the Company nor any of its subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of it or its subsidiaries. Neither the Company nor any of its subsidiaries has any outstanding obligations to repurchase, redeem or otherwise acquire any of its shares of capital stock, voting securities, other equity interests or Rights.

(6) In the case of the Company, Section 4.3(b)(6) of the Company’s Disclosure Letter contains a list setting forth, as of the date hereof, all outstanding shares of Company Restricted Stock, the names of the grantees thereof, identification of any such grantees that are not current or former employees, directors or officers of the Company, the date each such share of Company Restricted Stock was granted and any vesting schedule with respect to the outstanding shares of Company Restricted Stock.

(c) Subsidiaries.

(1) The Company has Previously Disclosed a list of all of its subsidiaries.

(2) In the case of the Company: (A) it owns, directly or indirectly, all issued and outstanding equity securities of each of its subsidiaries; (B) no equity securities of any of its subsidiaries are or may become required to be issued (other than to it or its wholly owned subsidiaries) by reason of any Right or otherwise; (C) there are no contracts, commitments, understandings or arrangements by which any of its subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any of its subsidiaries (other than to it or its wholly owned subsidiaries); (D) there are no contracts, commitments, understandings or arrangements relating to its rights to vote or to dispose of such securities; (E) all the equity securities of each subsidiary held by it or its subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided under state law) and are owned by it or its subsidiaries free and clear of all liens, pledges, charges, security interests, claims, provisions, preemptive or subscriptive rights or other encumbrances, restrictions or security interests of any kind or Rights (“Liens”); (F) none of its subsidiaries own any equity securities of the Company (other than shares in trust accounts, managed accounts and the like for the benefit of customers) and (G) except for its ownership of its subsidiaries and for investments held in a fiduciary capacity for the benefit of customers or acquired after the date hereof in satisfaction of debts previously contracted in good faith, neither it nor any of its subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any Person.

(3) In the case of the Company, each of its subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly licensed or qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(4) In the case of the Company, except for its ownership of the Bank Subsidiary, it does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). The deposits of the Bank Subsidiary are insured by the Federal Deposit Insurance Corporation to the fullest extent permitted by law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened. The Bank Subsidiary is a member in good standing of the Federal Home Loan Bank (“FHLB”) of New York.

(d) Corporate Power. Each of it and its subsidiaries has the corporate or other power and authority to carry on its business as it is now being conducted and to own, lease or operate all its properties, rights and assets; and it has the corporate power and authority to execute, deliver and perform its obligations under this Plan and to consummate the transactions contemplated hereby.

(e) Corporate Authority.

(1) It has full corporate power and authority to execute and deliver this Plan and, subject in the case of the Company to receipt of the shareholder approval described in Section 4.3(e)(3), to consummate, and to cause its subsidiary bank to consummate, the transactions contemplated hereby. The execution and delivery of this Plan and the consummation by it of the transactions contemplated hereby have been duly and validly approved by all necessary corporate and shareholder action (subject, in the case of the consummation of the Merger, to receipt of the shareholder approval described in Section 4.3(e)(3)), and no other corporate or shareholder proceedings are necessary to approve this Plan or to consummate the transactions contemplated hereby. This Plan has been duly and validly executed and delivered by it and is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) In the case of Parent, no vote of the holders of any class or series of Parent’s capital stock is necessary to approve and adopt this Plan and the transactions contemplated hereby.

(3) In the case of the Company, the affirmative vote of the holders of two-thirds ( 2/3) of the issued and outstanding shares of Company Common Stock entitled to vote to adopt this Plan is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt and approve this Plan and the transactions contemplated hereby.

(4) In the case of the Company, its board of directors, by resolutions duly adopted by unanimous vote of the entire board of directors at a meeting duly called and held, has (A) determined that this Plan, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders and declared the Merger to be advisable, (B) adopted and approved this Plan, the Merger and the other transactions contemplated hereby, and (C) recommended that the shareholders of the Company approve this Plan and directed that such matter be submitted for consideration by the stockholders of the Company at the Company Meeting.

(5) In the case of the Company, in accordance with Section 910 of the NYBCL, no appraisal or dissenters’ rights will be available to holders of the Company Common Stock in connection with the Merger.

(6) In the case of the Company, it and its board of directors have taken all action necessary to (A) render the rights issued pursuant to the Shareholder Protection Rights Agreement, dated as of September 23, 1997, between the Company and Mellon Investor Services LLC (as amended, the “Company Rights Plan”) (the “Company Rights”) inapplicable to this Plan and the transactions contemplated hereby and (B) ensure that (i) neither Parent nor any of its Affiliates or Associates (as defined in the Company Rights Agreement) is or will become an “Acquiring Person” (as defined in the Company Rights Agreement) by reason of or as a result of the approval, adoption, execution or delivery of this Agreement or the approval or consummation of the Merger or any other transaction contemplated hereby, (ii) neither a “Stock Acquisition Time” nor a “Separation Time” (in each case as defined in the Company Rights Agreement) shall occur by reason of or as a result of the approval, adoption, execution or delivery of this Agreement or the approval, adoption or consummation of the Merger or any other transaction contemplated hereby, (iii) the Company Rights shall not become exercisable or separate from the shares of Company Common Stock to which they are attached by reason of or as a result of the approval, adoption, execution or delivery of this Agreement or the approval, adoption or consummation of the Merger or any other transaction contemplated hereby or thereby and (iv) the Company Rights shall expire immediately prior to the Effective Time.

(f) Regulatory Approvals; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”), or with any third party are required to be made or obtained by it or any of its subsidiaries in connection with the execution, delivery or performance by it of this Plan or to consummate the transactions contemplated hereby, except for (A) filings and approvals of applications with and by federal and state banking authorities as Previously Disclosed, (B) filings with the Securities and Exchange Commission (“SEC”) and state securities authorities, (C) the shareholder approval described in Section 4.3(e)(3), (D) the filing of a certificate of merger with the Department of State of the State of New York and the filing of a certificate of merger with the Secretary of State of the State of Delaware, (E) the execution and delivery by Parent, the Company and the relevant trustees or agents, as applicable, of notices, agreements, supplemental indentures and other relevant documents under the provisions of (x) the Warrants, (y) the Company’s trust preferred securities instruments and (z) the Company’s and its subsidiaries’ debt indentures, in each case, as set forth on Section 5.14 of the Company’s Disclosure Letter and (F) the filing with NASDAQ of a notification of the listing on NASDAQ, subject to official notice of issuance, of the shares of Parent Common Stock to be issued in the Merger.

(2) Subject to receipt of the regulatory approvals and completion of the other matters referred to in clauses (A) through (F) of the preceding paragraph (the “Regulatory Approvals”) and the expiration of related waiting periods, the execution, delivery and performance of this Plan and the consummation of the transactions contemplated hereby do not and will not: (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, any right of termination or the loss of any benefit under (i) any law, statute, code, ordinance, rule or regulation, judgment, decree, order, award, writ or injunction issued, promulgated or entered into by or with any Governmental Entity applicable to it or any of its subsidiaries or any of their respective properties, rights or assets, or (ii) material agreement, indenture, license, lease, permit or other instrument or obligation of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound; (B) require any consent or approval under any such law, statute, code, ordinance, rule, regulation, judgment, decree, order, award, writ or injunction issued, promulgated or entered into by or with any Governmental Entity applicable to it or any of its subsidiaries or any of their respective properties, rights or assets or material agreement, indenture, license, lease, permit or other instrument or obligation; or (C) constitute a breach or violation of, or a default under, its Governing Documents or the Governing Documents of its subsidiaries.

(3) As of the date hereof, it (A) knows of no reason why (i) all Regulatory Approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Plan should not be obtained on a timely basis or (ii) the opinion of tax counsel referred to, in the case of Parent, in Section 6.2(c) and, in the case of the Company, in Section 6.3(c) should not be obtained on a timely basis and (B) has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

(g) Financial Reports and Regulatory Documents; Material Adverse Effect.

(1) Its Annual Reports on Form 10-K for the fiscal years ended December 31, 2008 and December 31, 2009, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its subsidiaries subsequent to December 31, 2008 under the Securities Act of 1933 (“Securities Act”), or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the SEC, in the form filed (collectively, its “Regulatory Filings”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the balance sheets or statements of condition contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules thereto) fairly presented in all material respects its financial position and that of its subsidiaries as of its date, and each of the statements of income, changes in shareholders’ equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of it and its subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. None of its subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(2) In the case of the Company: it has made available to Parent true, correct and complete copies of all written correspondence between the SEC and it and any of its subsidiaries occurring since December 31, 2008 and prior to the date hereof. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of its Regulatory Filings. The books and records of the Company and its subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(3) It and each of its subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith.

(4) The records, systems, controls, data and information of it and its subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of it or its subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. It and its subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. It has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to it and its subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Regulatory Filings.

(5) In the case of the Company: it has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its board of directors and in the Disclosure Letter (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(6) In the case of the Company: since December 31, 2007, (A) neither it nor any of its subsidiaries nor, to the knowledge of it, any director, officer, employee, auditor, accountant or representative of it or any of its subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of it or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that it or any of its subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing it or any of its subsidiaries, whether or not employed by it or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors or officers.

(7) Except as Previously Disclosed, in the case of the Company, since December 31, 2009, it and its subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(8) In the case of the Company, since December 31, 2009, (A) it and its subsidiaries have conducted their businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Plan and the transactions contemplated hereby), and none of it and its subsidiaries has taken any action that would have been prohibited by Section 3.1 (other than subsection (k)) if taken after the date hereof, except for any such action that would have been prohibited under subsection (d), (j), (l), (m), (p) or (q) of Section 3.1 and was taken in the ordinary and usual course consistent with past practice, and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(9) In the case of Parent, since December 31, 2009, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(h) Litigation.

(1) There is no suit, legal, administrative, arbitral, action or other proceeding, claim or governmental or regulatory investigation pending or, to the knowledge of it, threatened against or affecting it or any of its subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) that (A) individually or in the aggregate, is material to it and its subsidiaries, taken as a whole, or (B) is reasonably likely to prevent or delay it in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Plan.

(2) There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by it, any of its subsidiaries or the assets of it or any of its subsidiaries.

(3) In the case of the Company, to the knowledge of it, there is no suit, legal, administrative, arbitral, action or other proceeding, claim or governmental or regulatory investigation of any material nature pending or, to the knowledge of it, threatened against or affecting any of its or its subsidiaries’ current or former directors or executive officers (and it is not aware of any basis for any such suit, action or proceeding) that directly relates to, or materially affects, the business of the Company or any of its subsidiaries.

(i) Regulatory Matters.

(1) Except, in the case of the Company, as Previously Disclosed, neither it nor any of its subsidiaries is a party to or is subject to any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter (each, a “Company Regulatory Agreement”) from, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of its subsidiaries (collectively, “Regulatory Authorities”).

(2) Neither it nor any of its subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such written order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. There are no formal or informal investigations relating to any material regulatory matters pending before any Governmental Entity with respect to it or its subsidiaries.

(j) Compliance with Laws. Each of it and its subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(2) has at all times held all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and, to its knowledge, no suspension or cancellation of any of them is threatened; and

(3) has at all times complied with any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information.

(k) Material Contracts; Defaults.

(1) Except for those agreements and other documents filed as exhibits to its Regulatory Filings, as of the date hereof, neither it nor any of its subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (1) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (2) in the case of the Company, (A) that (x) contains any noncompetition or exclusive dealing agreements or other agreement or obligation that purports to limit or restrict in any respect the ability of the Company or its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) is or would be conducted, (y) grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, or (z) relates to the incurrence of indebtedness (other than deposit liabilities and advances and loans from the FHLB of New York incurred in the ordinary course of business consistent with past practice) by the Company or any of its subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (B) involves performance of services or delivery of goods or materials to, or expenditures by, the Company or any of its subsidiaries of an amount or value in excess of $500,000 over its remaining term, other than loans, funding arrangements, OREO-related arrangements and other transactions made in the ordinary course of the banking business, (C) relates to the employment of any directors, officers, employees or consultants, (D) is with or relates to a labor union or guild (including any collective bargaining agreement), (E) contains a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than the Company or its subsidiaries) that is material to the Company or its subsidiaries, (F) provides for the indemnification by the Company or its subsidiaries of any Person (other than customary agreements with vendors providing goods or services to the Company or its subsidiaries where the potential indemnity obligations thereunder are not reasonably expected to be material to the Company and OREO-related arrangements), (G) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, (H) relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (I) provides for material payments to be made by the Company or any of its subsidiaries upon a change in control thereof, or (J) relates to material Proprietary Rights. Each agreement, contract, arrangement, commitment or understanding of the Company of the type described in this Section 4.3(k), whether or not Previously Disclosed, is referred to as a “Company Material Contract.”

(2) (A) Each Company Material Contract is valid and binding on the Company or its applicable subsidiary and in full force and effect, and, to the knowledge of the Company, is valid and binding on the other parties thereto, (B) the Company and each of its subsidiaries and, to the knowledge of the Company, each of the other parties thereto, has performed all obligations required to be performed by it to date under each Company Material Contract and (C) no event or condition exists which constitutes or, after the lapse of time or the giving of notice or both, would constitute a breach or default on the part of the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto, under any such Company Material Contract.

(l) Transactions with Affiliates. In the case of the Company, there are no agreements, contracts, plans, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any

(1) officer or director of the Company or any of its subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of the Company, (3) affiliate or family member of any such officer, director or record or beneficial owner or (4) any other affiliate of the Company, on the other hand, except those of a type available to employees of the Company generally.

(m) No Brokers; Fairness Opinion.

(1) In the case of the Company: except for Sandler O’Neill + Partners, L.P., neither the Company nor any of its subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Plan. True, correct and complete copies of all agreements with Sandler O’Neill + Partners, L.P. relating to any such fees or commissions have been furnished to Parent prior to the date hereof.

(2) In the case of Parent: except for Morgan Stanley & Co. Inc., whose fees and expenses will be paid by Parent, neither Parent nor any of its subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Plan.

(3) In the case of the Company, prior to the execution of this Plan, the Company has received an opinion from Sandler O’Neill + Partners, L.P. to the effect that as of the date thereof and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Plan.

(n) Employee Benefit Plans.

(1) All benefit, employment, severance, change in control, bonus and other compensation and benefits plans, contracts, agreements, policies or arrangements under which the Company’s and its subsidiaries’ current or former employees (“Employees”), directors, officers, independent contractors or consultants have any rights, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and supplemental pension and executive retirement, non-qualified deferred compensation, rabbi trust, stock option, stock purchase, stock appreciation, stock-based, incentive and bonus plans and agreements (“Benefit Plans”) are Previously Disclosed. Copies of all Benefit Plans and, as applicable, all amendments thereto, all summary plan descriptions, the most recently filed Form 5500, the most recent IRS determination or opinion letter, and the most recent actuarial valuation reports have all been made available to Parent.

(2) Except as would not be expected to result, individually or in the aggregate, in a material liability to the Company, all Benefit Plans have been maintained and operated according to the terms thereof and the applicable requirements of ERISA, the Internal Revenue Code and other applicable laws. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”), and it is not aware of any circumstances that are reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Internal Revenue Code.

(3) Neither the Company nor any entity that is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Internal Revenue Code maintains or contributes to or has maintained or contributed to within the past six (6) years an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(4) All material contributions required to be made under each Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA have been timely made, and all obligations to make contributions in respect of each Benefit Plan have been properly accrued and reflected in the Regulatory Filings as of the date of such filings.

(5) As of the date hereof, there is no pending or, to the knowledge of the Company, threatened litigation relating to the Benefit Plans that could reasonably be expected to subject the Company, whether individually or in the aggregate, to a material liability. Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985 or similar state or local law, neither the Company nor any of its subsidiaries has any obligations for retiree health and life benefits to any current or former employee.

(6) None of the execution of this Plan, shareholder approval of this Plan and the consummation of the transactions contemplated hereby, either alone or in conjunction with another event, will (A) entitle any of its employees, directors, officers, independent contractors, consultants or any of its subsidiaries to severance pay, bonus, or other payments or benefits or increases in severance pay, bonus, or other payments or benefits upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans or (C) result in payments under any of the Benefit Plans that would not be deductible under Section 162(m) or Section 280G of the Internal Revenue Code.

(o) Labor Matters. In the case of the Company: neither it nor any of its subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel it or any of its subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor, to the Company’s knowledge, is any such proceeding threatened; nor is there any strike or other material labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened; nor, to its knowledge, is there any activity involving Employees seeking to certify a collective bargaining unit or engaging in other organizational activity. It and its subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not and would not reasonably be expected to adversely interfere in any material respect with the conduct of its or any of its subsidiaries’ business.

(p) Environmental Matters. In the case of the Company: to its knowledge, neither its conduct nor its operation or the conduct or operation of its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or violated Environmental Laws, and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws. To its knowledge, no property on which it or any of its subsidiaries holds a Lien is in material violation of any Environmental Laws and no condition exists or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in material liability under Environmental Laws. Neither it nor any of its subsidiaries has received any written notice from any Person that it or its subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property. “Environmental Laws” means: all applicable local, state and federal environmental, health and safety laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder; and state counterparts to the foregoing.

(q) Tax Matters.

(1) In the case of the Company: (A) all material returns, reports, declarations, information returns or other documents (including any related or supporting information) filed with or submitted to, or required to be filed with or submitted to, any taxing authority with respect to Taxes and any amendments, supplements or attached schedules to any of the foregoing, taking into account any extensions of time within which to file (“Tax Returns”), by or with respect to it and its subsidiaries have been or will be duly and timely filed, and all such Tax Returns are materially complete and accurate; (B) all material Taxes whether or not shown to be due on any Tax Returns, other than those contested in good faith and for which adequate reserves have been established in accordance with GAAP, have been or will be timely paid in full; (C) all material Taxes required to be withheld, collected or deposited by or with respect to it or any of its subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, and it and each of its subsidiaries have complied in all material respects with all information reporting requirements imposed by the Internal Revenue Code (or any similar provision under any state, local or foreign law); and (D) neither it nor any of its subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code.

(2) In the case of the Company: (A) the Tax Returns referred to in clause (A) of subsection (q)(1) above have been examined by the Internal Revenue Service or the appropriate Tax authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (B) all deficiencies asserted or assessments made as a result of such examinations have been paid in full or are being contested in good faith; (C) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) of subsection (q)(1) above are currently pending; and (D) no extensions or waivers of statutes of limitation have been given by or requested with respect to any of its Taxes or those of its subsidiaries.

(3) In the case of the Company: (A) it has made available to Parent true and correct copies of the U.S. federal income Tax Returns filed by it and its subsidiaries for each of the three (3) most recent fiscal years ended; (B) it has made provision in accordance with GAAP, in the financial statements included in the Regulatory Filings filed prior to the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its Regulatory Filings filed prior to the date hereof; (C) neither it nor any of its subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated, combined joint or unitary Tax Returns (other than a group of which the Company is or was the common parent) or otherwise has any liability for the Taxes of any Person (other than its own Taxes and those of its subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise; (D) neither it nor any of its subsidiaries has participated in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4; (E) no Liens for Taxes exist with respect to any of its assets or properties or those of its subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP; (F) neither it nor any of its subsidiaries has been a party to any distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Internal Revenue Code applied; and (G) no closing agreement pursuant to Section 7121 of the Internal Revenue Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to it or any of its subsidiaries.

(4) In the case of the Company: BOS Preferred Funding Corp., a subsidiary of the Company, has elected to be treated as a real estate investment trust (“REIT”) as that term is defined in Section 856 of the Internal Revenue Code, and for taxable years ending prior to the date hereof, has operated in conformity with the requirements for qualification as a REIT under the Internal Revenue Code.

“Tax” and “Taxes” mean all U.S. federal, state, local, foreign or other taxes, levies, imposts, assessments, duties, customs, fees, impositions or other similar government charges, including but not limited to income, estimated income, gross receipts, sales, use, ad valorem, goods and services, capital, production, franchise, windfall profits, license, withholding, payroll, employment-related, excise, stamp, real and personal property, business, occupation, transfer, escheat, commercial rent or withholding, net worth, occupancy, premium, profits, deemed profits, lease, severance, corporation, duty, utility, environmental, value-added, recapture, backup withholding or other taxes, together with any interest, penalties, fines or additions (to the extent applicable) thereto.

(r) Derivative Instruments and Transactions.

(1) In the case of the Company: all Derivative Transactions, whether entered into for its own account, or for the account of one or more of its subsidiaries or their customers, if any, were entered into (A) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (B) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of the Company or one of its subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither it nor its subsidiaries, nor to its knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement. The financial position of the Company and its subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company and such subsidiaries in accordance with GAAP consistently applied.

(2) For purposes of this Plan, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(s) Trust Business. In the case of the Company: each of it and its subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations. Neither it nor its subsidiaries have, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account. The accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(t) Insurance. In the case of the Company: it and its subsidiaries are insured with reputable insurers against such risks and in such amounts as its management has reasonably determined to be prudent in accordance with industry practices. All the insurance policies, binders or bonds maintained by it or its subsidiaries are in full force and effect, it and its subsidiaries are not in default thereunder and all premiums and other payments due under any such policy have been paid.

(u) Takeover Laws and Takeover Provisions. In the case of the Company: it has taken all action required to be taken by it in order to exempt this Plan and the transactions contemplated hereby from, and this Plan and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”). It has taken all action required to be taken by it in order to make this Plan and the transactions contemplated hereby comply with the requirements of any provisions of its Governing Documents concerning “business combinations,” “fair price,” “voting requirements,” “constituency requirements” or other related provisions (collectively, “Takeover Provisions”).

(v) Title to Property. In the case of the Company:

(1) The Company and its subsidiaries have good, valid and marketable title to all real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. All real property and fixtures used in or relevant to the business, operations or financial condition of the Company and its subsidiaries are in good condition and repair.

(2) The Company and its subsidiaries have good, valid and marketable title to all tangible personal property owned by them, free and clear of all Liens (other than Liens (i) for Taxes, assessments and similar charges not yet due or being contested in good faith and (ii) mechanics, materialman’s, carrier’s, repairer’s and other similar Liens arising in the ordinary course of business).

(3) All leases of real property and all other leases material to the Company and its subsidiaries under which the Company or a subsidiary, as lessee, leases personal property are valid and binding in accordance with their respective terms, and there is not under any such lease any material existing default by the Company or such subsidiary or, to the knowledge of the Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, and, in the case of leased premises, the Company or such subsidiary quietly enjoys the use of the premises provided for in such lease.

(w) Intellectual Property. In the case of the Company: (1) The Company and each of its subsidiaries owns or possesses, or is licensed or otherwise has the right to use, all proprietary and intellectual property rights, including all trademarks, trade dress, trade names, service marks, domain names, patents, technology, inventions, trade secrets, know-how and copyrights and works of authorship (“Proprietary Rights”), that are used in the conduct of their existing businesses free and clear of all Liens and any claims of ownership by current or former employees or contractors, (2) neither the Company nor any of its subsidiaries is bound by or a party to any licenses or agreements of any kind with respect to any Proprietary Rights which it claims to own or possess, license or otherwise have the right to use and (3) neither the Company nor any of its subsidiaries is infringing, diluting, misappropriating or violating, nor has the Company or any of its subsidiaries received any communications alleging that any of them has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of any other person. To the Company’s knowledge, no other person is infringing, diluting, misappropriating or violating, nor has the Company or any or its subsidiaries sent any communications alleging that any person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of the Company and its subsidiaries. The Company and each of its subsidiaries take all reasonable actions to protect and maintain all (A) material Proprietary Rights and (B) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect the same against unauthorized use, modification or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements. The Company’s and its subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment, and all associated documents (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business, and have not materially malfunctioned or failed within the past two (2) years. To the Company’s knowledge, no person has gained material unauthorized access to the IT Assets. The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices.

(x) Loan Matters.

(1) In the case of the Company: (A) Section 4.3(x)(1) of the Disclosure Letter sets forth a list of all loans and other extensions of credit (including commitments to extend credit) (“Loans”) as of the date hereof by the Company and its subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 215)) of the Company or any of its subsidiaries, (B) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (C) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(2) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(3) None of the agreements pursuant to which the Company or any of its subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(4) Section 4.3(x)(4) of the Disclosure Letter identifies (A) each Loan that as of March 31, 2010 had an outstanding balance and/or unfunded commitment of $1,000,000 or more and that as of such date (i) was contractually past due 90 days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by the Company, any of its subsidiaries or any applicable regulatory authority, (iv) as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (v) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (vi) where a specific reserve allocation exists in connection therewith or (vii) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 and (B) each asset of the Company or any of its subsidiaries that as of March 31, 2010 was classified as OREO or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (A) above, Section 4.3(x)(4) of the Company’s Disclosure Letter sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of March 31, 2010.

(5) Each outstanding Loan (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the Company’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by the Company or its subsidiaries and are complete and correct in all material respects.

(y) Allowance for Loan Losses. In the case of the Company, its allowance for loan losses as of March 31, 2010 is in compliance with the Company’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is adequate under all such standards.

(z) Community Reinvestment Act Compliance. In the case of the Company, the Bank Subsidiary is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder (collectively, “CRA”) and has received a CRA rating of “satisfactory” in its most recently completed exam, and the Company has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in the Bank Subsidiary having its current rating lowered.

ARTICLE V

Covenants

5.1 Reasonable Best Efforts. Subject to the terms and conditions of this Plan, each of Parent and the Company agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to

(a) permit consummation of the Merger and the Bank Merger as soon as practicable after the date hereof and (b) otherwise to enable consummation of the transactions contemplated hereby, including consummation of the Bank Merger simultaneously with the Effective Time, and will cooperate fully with the other party to that end.

5.2 Shareholder Approvals.

(a) The Company agrees to (1) take in accordance with applicable law and its Governing Documents all action necessary to convene a meeting of the holders of the Company Common Stock (including any meeting that occurs after any adjournment or postponement, the “Company Meeting”), as promptly as practicable, to consider and vote upon the approval of this Plan, as well as any other matters required to be approved by the Company’s shareholders for consummation of the Merger, and (2) subject to Section 5.2(b), take all lawful action to solicit the approval of this Plan by the Company’s shareholders.

(b) The board of directors of the Company has adopted resolutions recommending to the shareholders of the Company the approval of this Plan, and the board of directors of the Company will recommend to the shareholders of the Company the approval of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan. Notwithstanding the foregoing, the board of directors of the Company may (1) withdraw, modify, condition, qualify in any manner adverse to Parent or refuse to recommend the approval of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan or (2) make any other public statement in connection with the Company Meeting, or in reference to an Acquisition Proposal, that is inconsistent with its recommendation of the approval of this Plan (any action or public statement described in clause (1) or (2) being referred to as a “Change in Recommendation”) if (A) the Company has complied in all material respects with Section 5.6 and (B) the board of directors of the Company determines, in good faith, after consultation with its outside legal advisors, that such action is required for the board of directors of the Company to comply with its fiduciary duties, provided that the board of directors of the Company may not take any such action with respect to an Acquisition Proposal except in compliance with Section 5.6(a)(C). Notwithstanding any Change in Recommendation, this Plan and such other matters shall be submitted to the shareholders of the Company at the Company Meeting for the purpose of approving the Plan and such other matters and nothing contained herein shall be deemed to relieve the Company of such obligation or its obligations under Section 5.2(a); provided, however, that if the board of directors of the Company has effected a Change in Recommendation, then the board of directors of the Company may submit this Plan to the Company’s shareholders without recommendation (although the resolutions adopting this Plan as of the date hereof may not be rescinded or amended), in which event the board of directors of the Company may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Registration Statement or an appropriate amendment or supplement thereto to the extent required by applicable law. In addition to the foregoing, the Company will not submit to the vote of its shareholders any Acquisition Proposal other than the Merger and the other transactions contemplated by this Plan.

5.3 Registration Statement/Proxy Statement.

(a) The parties agree to jointly prepare and file with the SEC not later than 20 business days after the date hereof a registration statement on Form S-4 or another applicable form (the “Registration Statement”) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger as soon as reasonably possible (including the proxy statement, prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”) and all related documents). The parties agree to cooperate in the preparation of the Registration Statement and the Proxy Statement. Each of Parent and the Company agrees to use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and the Company will thereafter mail or deliver as promptly as practicable in accordance with Section 5.2(a) the Proxy Statement to its shareholders. Parent also agrees to use all reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Plan. Each of Parent and the Company agrees to furnish all information concerning it, its subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b) Each of Parent and the Company agrees: (1) as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, become effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (B) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading; and (2) that the Registration Statement and Proxy Statement will comply with all applicable laws as they relate to Parent and the Company. Each of Parent and the Company further agrees that, if it becomes aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement or the Registration Statement, as applicable.

(c) Parent agrees to advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose and of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. The Company agrees to advise Parent, promptly after the Company receives notice thereof, of any request by the SEC for the amendment or supplement of the Proxy Statement or for any additional information.

5.4 Press Releases. Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to the Merger or this Plan and will not issue any such press release or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation with the other party, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of an applicable exchange, as the case may be. Parent and the Company will cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Plan as reasonably requested by the other party.

5.5 Access; Information.

(a) The Company agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it will afford Parent, and Parent’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including Tax Returns), properties and personnel and to such other information as Parent may reasonably request. During such period, the Company will furnish promptly to Parent (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws and (2) all other information concerning business, properties and personnel as Parent may reasonably request; provided, however, that the foregoing will not require the Company (x) to permit any inspection or to disclose any information that, in the reasonable judgment of the Company, would result in disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company will have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (y) to disclose any privileged information of the Company or any of its subsidiaries if the Company will have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All requests for information made pursuant to this Section 5.5 will be directed to an executive officer of the Company, or such Person as may be designated by the Company’s executive officers.

(b) Parent agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with entering into this Plan) for any purpose unrelated to the consummation of the transactions contemplated by this Plan. Parent shall hold all information obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with entering into this Plan) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated June 4, 2010, between Parent and the Company (the “Confidentiality Agreement”).

5.6 Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 5.6, after the date hereof, neither it nor any of its subsidiaries nor any of its or their respective officers, directors or employees will, and it will direct and use all reasonable best efforts to cause its agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its “Representatives”) not to (1) initiate, solicit or encourage, directly or indirectly, any inquiries, proposals or offers (whether firm or hypothetical) with respect to any Acquisition Proposal or the making or implementation of any Acquisition Proposal, (2) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, (3) otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, (4) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (5) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal, (6) enter into any agreement or agreement in principle requiring, directly or indirectly, the Company to abandon, terminate or fail to consummate the transactions contemplated by this Plan or breach its obligations hereunder or (7) propose or agree to do any of the foregoing. Notwithstanding anything in the foregoing to the contrary, prior to, but not after, the time when the approval described in Section 6.1(a) is obtained, the Company may:

(A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal, if the Company has received from such Person an executed confidentiality agreement on terms at least as favorable to the Company as those contained in the Confidentiality Agreement, and promptly discloses and, if applicable, provides copies of, any such information to Parent, to the extent not previously provided to Parent;

(B) engage or participate in any discussions or negotiations with any Person who has made such unsolicited bona fide written Acquisition Proposal; and

(C) after having complied with this Section 5.6, recommend or otherwise declare advisable or propose to recommend or declare advisable (publicly or otherwise) such Acquisition Proposal or withdraw or modify in a manner adverse to Parent, or propose to withdraw or so modify (publicly or otherwise), its recommendation in favor of this Plan and the transactions contemplated hereby, or otherwise effect a Change in Recommendation with respect to an Acquisition Proposal, but only if and to the extent that (x) prior to taking any action described in clause (A) or (B) above or this clause (C), the board of directors of the Company determines, in good faith, after consultation with its outside legal advisors, that such action is required for the board of directors of the Company to comply with its fiduciary duties, (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company determines, in good faith, after consultation with its financial advisors and outside legal advisors, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal, and (z) in the case referred to in clause (C) above, (i) the board of directors of the Company determines, in good faith, after consultation with its financial advisors and outside legal advisors, that such Acquisition Proposal is a Superior Proposal after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (iii) below, (ii) the Company has notified Parent in writing, at least five (5) business days in advance, that the Company intends to recommend or otherwise declare advisable such Superior Proposal or otherwise effect a Change in Recommendation, which notice shall (a) state expressly that the Company has received an Acquisition Proposal which the board of directors of the Company has determined is a Superior Proposal and that the Company intends to effect a Change in Recommendation and the manner in which it intends to do so and (b) include the identity of the person making such Acquisition Proposal and a copy (if in writing) and summary of material terms of such Acquisition Proposal, and (iii) during such five (5) business day period, and in any event, prior to effecting such Change in Recommendation, the Company has negotiated, and has caused its financial and legal advisors to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make adjustments to the terms and conditions of the transactions contemplated by this Plan proposed by Parent so that such Acquisition Proposal ceases to constitute a Superior Proposal. In the event of any material revisions to the terms of an Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to again comply with the requirements of this clause (z) with respect to such new written notice.

“Acquisition Proposal” means any inquiry, proposal or offer with respect to the following involving the Company or its Significant Subsidiary: (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, pledge, transfer or other disposition of 20% or more of its consolidated revenues, net income, assets (including stock of its subsidiaries), liabilities or deposits in a single transaction or series of transactions; (iii) any tender offer or exchange offer for, or other acquisition of, 20% or more of the outstanding shares of its capital stock; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Plan.

“Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934 (the “Exchange Act”).

“Superior Proposal” means a bona fide written Acquisition Proposal by a Person (or group of Persons acting in concert within the meaning of Rule 13d-5 under the Exchange Act) to acquire, directly or indirectly, a majority of the total voting power of the Company (or a majority of the total voting power of the resulting or surviving entity of such transaction or the ultimate parent of such resulting or surviving entity), which the board of directors of the Company has determined in its good faith judgment, taking into account timing and all legal, financial and regulatory aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), is reasonably likely to be consummated in accordance with its terms and, if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Plan.

(b) Notice. Notwithstanding anything in this Plan to the contrary, the Company will (1) promptly (but in no event later than within 24 hours) advise Parent, orally and in writing, of (A) the receipt by it (or any of the other Persons referred to above) of any Acquisition Proposal, any inquiry that could reasonably be expected to lead to an Acquisition Proposal, any material modification of or material amendment to any Acquisition Proposal and any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any subsidiary by any Person or entity that informs the board of directors of the Company or any subsidiary that it is considering making, or has made, an Acquisition Proposal, (B) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification or amendment to an Acquisition Proposal (including providing Parent with a copy of all material documentation and correspondence relating thereto) and (C) the identity of the Person making any such proposal or inquiry and (2) keep Parent fully informed of any related developments, discussions and negotiations and the status and details of any such proposal or inquiry.

(c) Existing Discussions. The Company and its subsidiaries will immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any of the foregoing, and will use their reasonable best efforts to cause all Persons other than Parent who have been furnished with confidential information regarding the Company or its subsidiaries in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof to promptly return or destroy such information in accordance with the terms of any applicable confidentiality agreements with such Persons. The Company will use its reasonable best efforts to enforce any existing confidentiality, standstill or similar agreements relating to an Acquisition Proposal in accordance with the terms thereof, and will not waive or amend any provision of any such agreement. Except in compliance with Section 5.6(a)(C) in connection with a Superior Proposal, neither the Company nor the board of directors of the Company will approve or take any action to render inapplicable to any Acquisition Proposal any applicable Takeover Laws or Takeover Provisions or waive any provision of, terminate, amend or otherwise modify the Company Rights Plan or redeem the Company Rights (other than in connection with the transactions contemplated hereby).

(d) Nothing contained in this Plan will prevent the Company or its board of directors from complying with Rule 14d-9 and Rule 14e-2(a)(2)-(3) promulgated under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Plan; and provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed to be a Change in Recommendation unless the board of directors of the Company expressly and concurrently reaffirms its recommendation of the approval of this Plan.

5.7 Takeover Laws and Takeover Provisions. No party will take any action that would cause the transactions contemplated by this Plan to be subject to requirements imposed by any Takeover Law, and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party will take any action that would cause the transactions contemplated by this Plan not to comply with any Takeover Provisions, and each of them will take all necessary steps within its control to make the transactions contemplated by this Plan comply with (or continue to comply with) the Takeover Provisions.

5.8 Regulatory Applications.

(a) Parent and the Company will cooperate and use their respective reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the Merger, the Bank Merger and the other transactions contemplated by this Plan, and Parent will make all necessary regulatory filings within 20 days of the date hereof. Each of Parent and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to such party and any of its respective subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Plan. In exercising the foregoing right, each of the parties agrees to act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations (collectively, “Approvals”) of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Plan, and each party will keep the other party apprised of the status of material matters relating to such Approvals and completion of the transactions contemplated hereby.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries with or to any third party or Governmental Entity.

5.9 Restricted Stock.

(a) Restricted Stock. Immediately prior to the Effective Time, any vesting conditions applicable to any shares of restricted stock of the Company (each, a share of “Company Restricted Stock”) granted pursuant to each of the Company Restricted Stock Plan and the Company 2007 Stock Compensation Plan and any other equity compensation plan or arrangement (the “Company Stock Plans”) will be waived, and such shares of Company Restricted Stock will be treated the same as all other shares of Company Common Stock in accordance with Article II of this Plan.

(b) Registration. If registration of any interests in the Company Stock Plans or the shares of Parent Common Stock issuable thereunder is required under the Securities Act, Parent will file with the SEC within three (3) business days after the Effective Time a registration statement on Form S-8 with respect to such interests or Parent Common Stock, and will use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Stock Plan remains in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder (and compliance with any such state laws) continues to be required.

(c) Actions. Prior to the Effective Time, the Company, the board of directors of the Company and the Compensation Committee of the board of directors of the Company, as applicable, will adopt resolutions and take all other actions reasonably necessary to effectuate the provisions of this Section 5.9.

5.10 Indemnification and Insurance.

(a) Following the Effective Time, Parent will indemnify, defend, hold harmless and advance expenses to the present and former directors and officers of the Company or any of its subsidiaries, and any such Person presently or formerly serving at the request of the Company or any of its subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or under or with respect to any employee benefit plan (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement and other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Plan), whether asserted or claimed prior to, at or after the Effective Time to the same extent as such Persons are indemnified or have the right to advancement of expenses pursuant to the Governing Documents in effect on the date of this Plan with the Company or any of its subsidiaries. In the event of any such Indemnified Liabilities, (1) Parent will pay the reasonable fees and expenses of counsel selected by an Indemnified Party promptly after statements therefor are received and will otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, in each case, upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder, and (2) Parent and the applicable Indemnified Parties will cooperate in the defense of such matter. If any Indemnified Party is required to bring any action to enforce rights or to collect amounts due under this Plan and is successful in obtaining a decision that it is entitled to enforcement of any right or collection of any amount in such action, Parent will reimburse such Indemnified Party for all its expenses reasonably incurred in connection with bringing and pursuing such action including reasonable attorneys’ fees and costs.

(b) For a period of six (6) years from the Effective Time, Parent will use its reasonable best efforts to provide directors’ and officers’ liability insurance (including excess coverage) in respect of any Company Benefit Plans that serve to reimburse the present and former officers and directors of the Company or any of its subsidiaries with respect to claims against such directors and officers arising from facts or events occurring at or prior to the Effective Time (including the transactions contemplated by this Plan), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous in the aggregate, as that coverage currently provided by the Company; provided, however, that in no event will Parent be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by the Company for such insurance (the “Insurance Amount”), and provided, further, that, if Parent is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent will obtain as much comparable insurance as is available for the Insurance Amount. In lieu of the insurance described in the preceding sentence, Parent may, at its option, purchase prepaid or “tail” directors’ and officers’ liability insurance coverage no less favorable than the coverage described in the preceding sentence.

(c) Any Indemnified Party wishing to claim indemnification under Section 5.10(a), upon learning of any claim, action, suit, proceeding or investigation described above, will notify Parent thereof; provided that the failure to so notify will not affect the obligations of Parent under Section 5.10(a) unless and then only to the extent that Parent is actually and materially prejudiced as a result of such failure. Parent hereby acknowledges notice of all matters Previously Disclosed.

(d) If Parent or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, Parent will cause proper provision to be made so that the successors and assigns of Parent will assume the obligations set forth in this Section 5.10.

(e) The provisions of this Section 5.10 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and representatives. The indemnification rights granted in this Section 5.10 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnified Party may have by contract or otherwise.

5.11 Benefit Plans.

(a) Parent will and hereby does, from and after the Effective Time, assume and comply with the Benefit Plans, and Parent agrees to assume, honor and perform the Company’s and its subsidiaries’ obligations under such plans and agreements in accordance with their terms. Parent will (1) for at least one (1) year following the Effective Time, provide then current employees of the Company and its subsidiaries with base salary, wages, or commission rates (as applicable) that are at least at the same levels as the base salary, wages or commission rates in effect with respect to such employees on the date hereof and with employee benefits (excluding any defined benefit pension, and equity-based compensation and benefits) that are no less favorable, in the aggregate, than those provided by the Company and its subsidiaries on the date hereof, (2) for the fiscal years ending December 31, 2010 and December 31, 2011, provide then current employees of the Company and its subsidiaries with annual cash incentive compensation opportunities that are equal to the annual cash incentive compensation opportunities provided by Parent to its similarly situated employees from time to time and (3) until the second anniversary of the Effective Time, provide severance benefits that are equal to the severance benefits provided by Parent to its similarly situated employees from time to time.

(b) In addition, Parent will (1) cause each employee benefit plan or program or service-based policy of Parent and its subsidiaries (including the Company) in which employees of the Company and its subsidiaries are eligible to participate to give credit for all years of service with the Company or any of its subsidiaries and their predecessors prior to the Effective Time for the purpose of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan that would result in duplication of benefits) and levels of benefits thereunder, (2) cause any and all pre-existing condition limitations (to the extent that such limitations did not apply to a pre-existing condition under comparable Benefit Plans) and eligibility waiting periods under group health plans of Parent and its subsidiaries to be waived with respect to employees of the Company and its subsidiaries who remain as employees of Parent or its subsidiaries (and their eligible dependents) and (3) cause to be credited any co-payments, deductibles or out-of-pocket expenses incurred by employees of the Company and its subsidiaries and their beneficiaries and dependents during the portion of the calendar year prior to their participation in Parent’s or its subsidiaries’ health plans with the objective that there be no double-counting during the year in which the Closing Date occurs of such co-payments, deductibles or out-of-pocket expenses. Parent agrees to assume and honor, or to cause to be assumed and honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, current and former employees of the Company and its subsidiaries, including any benefits or rights arising as a result of the transactions contemplated by this Plan (either alone or in combination with any other event). It is specifically understood and agreed by the parties that the transactions contemplated by this Plan will constitute a “change in control” of the Company for purposes of all Benefit Plans.

(c) The Company and Parent acknowledge and agree that all provisions contained herein with respect to employees, officers, directors, consultants, and independent contractors are included for the sole benefit of the Company and Parent and shall not create any right (1) in any other person, including Benefit Plans or any beneficiary thereof or (2) to continued employment with the Parent. Nothing in this section shall constitute an amendment to a benefit or Benefit Plan.

5.12 Notification of Certain Matters. Each of Parent and the Company will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, covenants or agreements contained herein.

5.13 Exemption from Liability Under Section 16(b). Prior to the Effective Time, Parent and the Company will each take all such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the applicable SEC No-Action Letter dated January 12, 1999.

5.14 Assumption by Parent of Certain Obligations. At or before the Closing, Parent will deliver notices, agreements or supplemental indentures, as required and in a form reasonably satisfactory to the Company, as of the Effective Time, in order to expressly assume the due and punctual performance and observance of every covenant, agreement and condition (insofar as such covenant, agreement or condition is to be performed and observed by the Company) of (a) the Subscription Agreements, (b) the Warrants, (c) the Company’s trust preferred securities instruments, (d) the Company’s and its subsidiaries’ debt indentures and (e) the agreements and instruments specifically identified on Section 5.14 of the Company’s Disclosure Letter.

5.15 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date hereof, the Company will furnish to Parent (a) consolidated and consolidating financial statements (including balance sheets, statements of operations and stockholders’ equity) of the Company and each of its subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the board of directors of the Company or any committee thereof relating to the financial performance and risk management of the Company. In addition, the Company will furnish Parent with a copy of each report filed by the Company or any of its subsidiaries with a Governmental Entity within three (3) business days following the filing thereof. All information furnished by the Company to Parent pursuant to this Section 5.15 will be held in confidence to the same extent of Parent’s obligations under Section 5.5(b).

5.16 Shareholder Litigation. The Company will give Parent the opportunity to participate in the defense or settlement of any (a) shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Plan and (b) the litigation set forth on Section 5.16 of the Company’s Disclosure Letter, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

ARTICLE VI

Conditions

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of Parent and the Company to consummate the Merger is subject to the fulfillment or written waiver by Parent and the Company prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Plan and the Merger will have been duly adopted and approved by the requisite vote of the holders of the Company Common Stock.

(b) Governmental and Regulatory Consents. All statutory waiting periods applicable to the consummation of the Merger and the Bank Merger will have expired or been terminated, and, other than the filings provided for in Section 1.2(a), all notices, reports and other filings required to be made prior to the Effective Time by Parent or the Company or any of their respective subsidiaries with, and all regulatory consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by Parent or the Company or any of their respective subsidiaries from, any Governmental Entity in connection with the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby by Parent and the Company will have been made or obtained (as the case may be) and become final, unless the failure to obtain any such consent or approval would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent (assuming, for this purpose, that Parent were an entity the size of the Company in terms of financial metrics) or the Company (all such consents, registrations, approvals, permits and authorizations and the expiration or termination of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(c) No Prohibitions. No United States or state court or other Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits or makes illegal consummation of the Merger or the Bank Merger.

(d) Registration Statement. The Registration Statement will have become effective under the Securities Act; no stop order suspending the effectiveness of the Registration Statement will have been issued; and no proceedings for that purpose will have been initiated or threatened by the SEC or any other Governmental Entity.

6.2 Conditions to Obligation of Parent. The obligation of Parent to consummate the Merger is also subject to the fulfillment, or the written waiver by Parent prior to the Effective Time, of each of the following conditions:

(a) Representations. The representations of the Company set forth in this Plan will be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date will be true and correct as of such date) and Parent will have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company will have performed all obligations required to be performed by it under this Plan at or prior to the Effective Time in all material respects, and Parent will have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

(c) Opinion of Tax Counsel. Parent will have received an opinion from Simpson Thacher & Bartlett LLP, special counsel to Parent, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering its opinion, Simpson Thacher & Bartlett LLP may require and rely upon representations contained in letters from each of Parent and the Company.

6.3 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment, or the written waiver by the Company prior to the Effective Time, of each of the following conditions:

(a) Representations. The representations of Parent set forth in this Plan will be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date will be true and correct as of such date); and the Company will have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent to such effect.

(b) Performance of Obligations of Parent. Parent will have performed all obligations required to be performed by it under this Plan at or prior to the Effective Time in all material respects, and the Company will have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent to such effect.

(c) Opinion of Tax Counsel. The Company will have received an opinion from Sullivan & Cromwell LLP, special counsel to the Company, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of Parent and the Company.

ARTICLE VII

Termination

7.1 Termination by Mutual Consent. This Plan may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time (whether or not the shareholders of the Company have adopted and approved this Plan), upon the mutual consent of Parent and the Company, by action of their respective boards of directors.

7.2 Termination by Parent. This Plan may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time by action of the board of directors of Parent:

(a) if there has been a breach of any representation, covenant or agreement made by the Company in this Plan, or any such representation has become untrue after the date of this Plan, such that, individually or together with other such breaches or failures of a representation to be true, Section 6.2(a) or Section 6.2(b) would not be satisfied and such breach or failure of a representation to be true is not curable by the Termination Date or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company; provided, however, that the right to terminate this Plan pursuant to this clause (a) will not be available if Parent is then in material breach of any representation, warranty, covenant or agreement contained in this Plan;

(b) if the Merger shall not have been consummated by the 12-month anniversary of the date hereof (the “Termination Date”); provided, however, that the right to terminate this Plan pursuant to this clause (b) will not be available if the failure of the Merger to be consummated by such date is due to the failure of Parent to perform its obligations under this Plan;

(c) if (1) the board of directors of the Company submits this Plan to its shareholders without a recommendation for approval, otherwise withdraws or modifies (or publicly discloses its intention to withdraw or modify) its recommendation referred to in Section 5.2(b) in any manner adverse to Parent, or approves, recommends, or otherwise declares advisable or proposes to or publicly discloses its intention to approve, recommend or declare advisable an Acquisition Proposal other than the Merger, or otherwise effects a Change in Recommendation (or has resolved to take any of the foregoing actions), in each case, whether or not permitted under this Plan, (2) the Company materially breaches the terms of Section 5.6 in any respect adverse to Parent, or

(3) the Company materially breaches its obligations under Section 5.2 by failing to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with Section 5.2;

(d) if the approval of the Company’s shareholders required by Section 6.1(a) shall not have been obtained at the Company Meeting;

(e) if a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or a subsidiary thereof), and the board of directors of the Company recommends that the shareholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act; or

(f) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or the Bank Merger, or the denial of any Requisite Regulatory Approval becomes final and non-appealable (whether before or after the approval by the shareholders of the Company).

7.3 Termination by the Company. This Plan may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after the approval by the holders of the Company Common Stock referred to in Section 6.1(a), by action of the board of directors of the Company:

(a) if there has been a breach of any representation, covenant or agreement made by Parent in this Plan, or any such representation has become untrue after the date of this Plan, such that, individually or together with other such breaches or failures of a representation to be true, Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach or failure of a representation to be true is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent; provided, however, that the right to terminate this Plan pursuant to this clause (a) will not be available if the Company is then in material breach of any representation, warranty, covenant or agreement contained in this Plan;

(b) if the Merger shall not have been consummated by the Termination Date; provided that the right to terminate this Plan pursuant to this clause (b) will not be available if the failure of the Merger to be consummated by such date is due to the failure of the Company to perform its obligations under this Plan;

(c) if the approval of the holders of the Company Common Stock required by Section 6.1(a) shall not have been obtained at the Company Meeting; or

(d) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger, or the denial of any Requisite Regulatory Approval, becomes final and non-appealable.

7.4 Effect of Termination and Abandonment. (a) In the event of the termination of this Plan and the abandonment of the Merger pursuant to this Article VII, this Plan (other than as set forth in Section 5.5(b), this Section 7.4 and Article VIII) will become void and of no effect with no liability on the part of any party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, that no such termination will relieve any party of any liability or damages resulting from any willful and material breach of this Plan; provided that in no event shall any party hereto be liable for any punitive damages. For purposes of this Plan, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Plan.

(b) The Company will pay Parent (as consideration for termination of Parent’s rights under this Plan), by wire transfer of immediately available funds, the sum of $2,400,000 (the “Termination Payment”) if this Plan is terminated as follows:

(1) if this Plan is terminated by Parent pursuant to Section 7.2(c) or (e), then the Company shall pay to Parent the entire Termination Payment on the second business day following such termination; and

(2) if this Plan is terminated (A) by Parent pursuant to Section 7.2 (a), (B) by Parent pursuant to Section 7.2(d) or the Company pursuant to Section 7.3(c) or (C) by Parent pursuant to Section 7.2(b) or the Company pursuant to Section 7.3(b) without a vote of the shareholders of the Company contemplated by this Plan at the Company Meeting having occurred, and in any such case an Acquisition Proposal with respect to the Company shall have been publicly announced or otherwise communicated or made known to the senior management or board of directors of the Company (or any person shall have publicly announced, communicated or made publicly known an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Plan and on or prior to the date of the Company Meeting, in the case of clause (B), or the date of termination, in the case of clauses (A) or (C), then the Company shall pay to Parent (x) an amount equal to 20% of the Termination Payment on the second business day following such termination, and (y) if within 18 months after such termination the Company or any of its subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal, then the Company shall pay the remainder of the Termination Payment on the date of such execution or consummation, provided, however, that for the purpose of this clause (y), all references in the definition of Acquisition Proposal to “20% or more” shall instead refer to “40% or more”.

(c) The Company and Parent agree that the agreements contained in Section 7.4(b) are integral parts of the transactions contemplated by this Plan, and that such amounts do not constitute a penalty. If the Company fails to pay Parent the amounts due under such Section 7.4(b) within the time periods specified in such section, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in the New York City edition of The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

ARTICLE VIII

Miscellaneous

8.1 Survival. Except for the agreements and covenants contained in Articles I and II, Sections 5.5(b), 5.9, 5.10 and 5.11, and this Article VIII, the representations, agreements and covenants contained in this Plan will be deemed only to be conditions of the Merger and will not survive the Effective Time.

8.2 Modification or Amendment. Subject to applicable law, at any time prior to the Effective Time, the parties may modify or amend this Plan, by written agreement executed and delivered by duly authorized officers of the respective parties.

8.3 Waiver of Conditions. The conditions to each party’s obligation to consummate the Merger are for the sole benefit of such party and may be waived by such party as a whole or in part to the extent permitted by applicable law. No waiver will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

8.4 Counterparts. For the convenience of the parties, this Plan may be executed in any number of separate counterparts, each such counterpart will be deemed to be an original instrument and all such counterparts will together constitute the same agreement. The execution and delivery of this Plan may be effected by telecopier or any other electronic means such as e-mail.

8.5 Governing Law. This Plan will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.

8.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder will be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

To Parent:	To the Company:
People’s United Financial, Inc. 850 Main Street, P.O. Box 1580 Bridgeport, Connecticut 06604 Attention: Robert E. Trautmann Facsimile: (203) 338-3600	Smithtown Bancorp, Inc. 100 Motor Parkway, Suite 160 Hauppauge, New York 11788 Attention: Bradley E. Rock Facsimile: (631) 360-9380

with copies to:	with copies to:
Simpson Thacher & Barlett LLP 425 Lexington Avenue New York, NY 10017 Attention: Lee Meyerson Facsimile: (212) 455-2502	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Attention: Mark J. Menting Facsimile: (212) 558-3588

8.7 Entire Agreement, Etc. This Plan (including the Disclosure Letters) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations, both written and oral, between the parties, with respect to the subject matter hereof. This Plan will not be assignable by operation of law or otherwise, and any attempted assignment in contravention of this Section 8.7 will be null and void.

8.8 Definitions of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates.

(a) When a reference is made in this Plan to a subsidiary of a Person, the term “subsidiary” has the meaning ascribed to that term in Rule 1-02 of Registration S-X under the Exchange Act. When a reference is made in this Plan to an affiliate of a Person, the term “affiliate” means those other Persons that, directly or indirectly control, are controlled by or are under common control with such Person.

(b) Insofar as any provision of this Plan requires a subsidiary or an affiliate of a party to take or omit to take any action, such provision will be deemed to be a covenant by Parent or the Company, as the case may be, to cause such action or omission to occur.

8.9 Specific Performance. The parties agree that if any of the provisions of this Plan were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Plan and to enforce specifically the terms and provisions of this Plan, in addition to any other remedy at law or in equity. Each party agrees that it will not seek and will agree to waive any requirement for the securing or posting of a bond in connection with the other party’s seeking or obtaining such relief.

8.10 Expenses. Except as set forth in Section 7.4(b), each party will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby, except that Parent will bear and pay the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with copying, printing and distributing the Registration Statement and the Proxy Statement for the approval of the Merger.

8.11 Interpretation; Effect.

(a) In this Plan, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Annexes, Exhibits or Letters are to the Preamble to, a Recital or Section of or Annex, Exhibit or Letter to this Plan;

(2) to this Plan are to this Plan, and the Annexes, Exhibits and Letters to it, taken as a whole;

(3) to the “transactions contemplated hereby” include the transactions provided for in this Plan, including the Merger and the Bank Merger;

(4) to any agreement (including this Plan), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time;

(5) to any section of any statute or regulation include any successor to the section; and

(6) to any Governmental Entity include any successor to that Governmental Entity.

(b) The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Plan as a whole and not to any specific Section.

(c) The words “include,” “includes” and “including” are deemed to be followed by the words “without limitation.”

(d) The words “party” and “parties” refer to the Company and/or Parent, as applicable.

(e) The word “Person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

(f) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect the substance of this Plan.

(g) This Plan is the product of negotiation by the parties, which have had the assistance of counsel and other advisers. The parties intend that this Plan not be construed more strictly with regard to one party than with regard to the other.

(h) The disclosure in any Section of a Disclosure Letter will apply only to the indicated section of this Plan except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Plan.

8.12 Severability. The provisions of this Plan will be deemed severable, and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Plan, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Entity of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Plan and the application of such provision to other Persons, entities or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.13 No Third-Party Beneficiaries. Nothing contained in this Plan, expressed or implied, is intended to confer upon any Person, other than the parties, any benefit, right or remedies, except that the provisions of Section 5.10 will inure to the benefit of the Persons referred to therein.

8.14 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy that may arise under this Plan is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Plan or the transactions contemplated hereby. Each party certifies and acknowledges that: (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (b) each party understands and has considered the implications of this waiver; (c) each party makes this waiver voluntarily; and (d) each party has been induced to enter into this Plan by, among other things, the mutual waivers and certifications in this Section 8.14.

8.15 Submission to Jurisdiction; Selection of Forum. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Plan or the transactions contemplated hereby exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York County (the “Chosen Courts”), and, solely in connection with claims arising under this Plan or the Merger that are the subject of this Plan, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (d) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 8.6 of this Plan.

[The next page is the signature page.]

IN WITNESS WHEREOF, this Plan has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

People’s United Financial, Inc.

By:	/s/ John P. Barnes
Name: John P. Barnes
Title: Interim President and Chief Executive Officer

Smithtown Bancorp, Inc.

By:	/s/ Bradley E. Rock
Name: Bradley E. Rock
Title: Chairman and Chief Executive Officer

[Signature Page]

ANNEX B

Opinion of Sandler O’Neill & Partners, L.P.

July 15, 2010

Board of Directors

Smithtown Bancorp, Inc.

100 Motor Parkway

Suite 160

Hauppauge, NY 11788-5138

Ladies and Gentlemen:

Smithtown Bancorp, Inc. (“Smithtown”) and People’s United Financial Inc. (“People’s”) have entered into an Agreement and Plan of Merger, dated as of July 15, 2010 (the “Agreement”), pursuant to which Smithtown will merge with and into People’s (the “Merger”). Pursuant to the Agreement, each share of Smithtown’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the Merger (the “Smithtown Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) an amount in cash, without interest, equal to the Per Share Consideration (the “Per Share Cash Consideration”) or (b) that number shares of People’s common stock equal to the result obtained by dividing the Per Share Consideration by the Parent Share Price (the “Per Share Stock Consideration” and together with the Per Share Cash Consideration the “Merger Consideration”), subject to the election and proration procedures set forth in the Agreement. The Per Share Consideration is defined as the sum of (a) $2.00 plus (b) the product of the 0.143 (the “Exchange Ratio”) and the Parent Share Price (as defined in the Agreement). Capitalized terms used herein without definition shall have the meanings given to such term in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Smithtown Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Smithtown that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of People’s that we deemed relevant; (iv) internal financial projections for Smithtown for the years ending December 31, 2010 through 2013 prepared by and reviewed with management of Smithtown and an estimated long term growth rate for the year ended December 31, 2014 as discussed with management of Smithtown; (v) publicly available median earnings estimates for People’s for the years ending December 31, 2010 and December 31, 2011 and the median publicly available long-term growth rate for the years thereafter and in each case as confirmed with People’s senior management; (vi) the pro forma financial impact of the Merger on People’s, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of People’s; (vii) the publicly reported historical price and trading activity for Smithtown’s and People’s common stock, including a comparison of certain financial and stock market information for Smithtown and People’s with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Smithtown the business, financial condition, results of operations and prospects of Smithtown, including certain operating, liquidity, regulatory and other financial matters and held similar discussions with certain members of senior management of People’s regarding the business, financial condition, results of operations and prospects of People’s.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Smithtown and People’s or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Smithtown and People’s that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Smithtown, People’s or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Smithtown and People’s nor have we reviewed any individual credit files relating to Smithtown and People’s. We have assumed, with your consent, that the respective allowances for loan losses for both Smithtown and People’s are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal projections and estimates for Smithtown and the publicly available earnings estimates used for People’s and the projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of People’s and Smithtown, People’s and Smithtown’s management confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of Smithtown and People’s and we assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions on which they are based. We have also assumed that there has been no material change in Smithtown and People’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Smithtown and People’s will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived. Finally, with your consent, we have relied upon the advice Smithtown or has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Smithtown’s and People’s common stock will be when shares of People’s common stock will be issued to Smithtown’s shareholders pursuant to the Agreement or the prices at which Smithtown’s and People’s common stock may trade at any time.

We have acted as Smithtown’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. As you know, we have provided investment banking services to Smithtown in the past and we have received a fee for such services. We will also receive a fee for rendering this opinion. Smithtown has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Smithtown and People’s and their respective affiliates. We may also actively trade the equity or debt securities of Smithtown and People’s or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Smithtown in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Smithtown as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Smithtown Common Stock and does not address the underlying business decision of Smithtown to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Smithtown or the effect of any other transaction in which Smithtown might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the company’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the company. This opinion was approved by Sandler O’Neill’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received in the Merger is fair to the holders of Smithtown Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. The indemnification provisions of the DGCL require indemnification of a director or officer who has been successful on the merits in defense of any action, suit or proceeding that he was a party to by virtue of the fact that he is or was a director or officer of the corporation.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against the person, and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Article IX, Section 9.01 of the certificate of incorporation of People’s United provides that People’s United shall indemnify to the fullest extent permitted by the DGCL, any person who is or was or has agreed to become a director or officer of People’s United, who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, other than actions or suits by or in the right of People’s United, by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of People’s United against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of People’s United and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. People’s United may, but is not required to, indemnify employees and agents under the same circumstances as directors and officers described in this paragraph.

Article IX, Section 9.02 of the certificate of incorporation of People’s United provides that People’s United shall indemnify to the fullest extent permitted by the DGCL, any person who is or was or has agreed to become a director or officer of People’s United, who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, by or in the right of People’s United, by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of People’s United against costs, charges and expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit and any appeal therefrom. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of People’s United. No director or officer is entitled to indemnification under this section if the director or officer shall have been adjudged to be liable to People’s United unless a court deems that the director or officer is entitled to indemnification. People’s United may, but is not required to, indemnify employees and agents under the same circumstances as directors and officers described in this paragraph.

Article IX, Section 9.03 of the certificate of incorporation of People’s United provides that People’s United shall indemnify any present or former director or officer of People’s United to the extent such person has been successful, on the merits or otherwise (including, without limitation, the dismissal of an action without prejudice), in defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article IX, as described above, against all costs, charges and expenses actually and reasonably incurred by such person in connection therewith.

Article IX, Section 9.04 of the certificate of incorporation of People’s United provides that People’s United shall indemnify any present or former director or officer of People’s United that is made a witness to any action, suit or proceeding to which he or she is not a party by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of People’s United against all costs, charges and expenses actually and reasonably incurred by such person or on such persons behalf in connection therewith. People’s United may, but is not required to, indemnify employees and agents under the same circumstances as directors and officers described in this paragraph.

Article IX, Section 9.11 also empowers People’s United to purchase and maintain insurance to protect itself and its directors, officers, employees and agents and those who were or have agreed to become directors, officers, employees or agents, against any liability, regardless of whether or not People’s United would have the power to indemnify those persons against such liability under the law or the provisions set forth in the certificate of incorporation, provided that such insurance is available on acceptable terms as determined by a vote of the People’s United board of directors. People’s United is also authorized by its certificate of incorporation to enter into individual indemnification contracts with directors, officers, employees and agents which may provide indemnification rights and procedures different from those set forth in the certificate of incorporation. People’s United has directors’ and officers’ liability insurance consistent with the provisions of the certificate of incorporation.

Section 102(b)(7) of the DGCL enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no provision can eliminate or limit a director’s liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption; or

•	for any transaction from which the director derived an improper personal benefit.

Article VIII of the certificate of incorporation of People’s United eliminates the liability of a director of People’s United to People’s United or its stockholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by the DGCL.

The foregoing summaries are necessarily subject to the complete text of the statute, the registrant’s certificate of incorporation and bylaws, as amended to date, and the arrangements referred to above and are qualified in their entirety by reference thereto.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Document

2.1	Agreement and Plan of Merger, dated as of July 15, 2010, by and between People’s United Financial, Inc. and Smithtown Bancorp, Inc. (attached as Annex A to the proxy statement/prospectus which is part of this Registration Statement)

3.1	Second Amended and Restated Certificate of Incorporation of People’s United Financial, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to Form S-1 filed with the Securities and Exchange Commission on February 13, 2007 (Registration No. 333-138389))

3.2	Fourth Amended and Restated Bylaws of People’s United Financial, Inc. (incorporated by reference to Exhibit 3.2 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010)

4.1	Form of Stock Certificate of People’s United Financial, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to Form S-1 filed with the Securities and Exchange Commission on February 13, 2007 (Registration No. 333-138389))

5.1	Opinion of Simpson Thacher & Bartlett LLP regarding legality of the securities being registered*

8.1	Form of Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. income tax aspects of the merger

8.2	Form of Opinion of Sullivan & Cromwell LLP regarding certain U.S. income tax aspects of the merger

23.1	Consent of KPMG LLP, independent registered public accountants for People’s United Financial, Inc.

23.2	Consent of Crowe Horwath LLP, independent registered public accountants for Smithtown Bancorp, Inc.

23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 hereto)*

23.4	Form of Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1 hereto)

23.5	Form of Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2 hereto)

24.1	Powers of Attorney (previously included on the signature page of this Registration Statement)

99.1	Consent of Sandler O’Neill & Partners, L.P.

99.2	Form of Smithtown Bancorp, Inc. Proxy Card

99.3	Form of Smithtown Bancorp, Inc. Election Form

*	Previously filed

ITEM 22.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

•	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

•

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

•

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

•

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

•

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

•

That, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgeport, State of Connecticut, on September 13, 2010.

PEOPLE’S UNITED FINANCIAL, INC.

By:	/s/ ROBERT E. TRAUTMANN
Name:	Robert E. Trautmann, Esq.
Title:	Senior Executive Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the by the following persons in the capacities indicated below, on September 13, 2010.

*	*
John P. Barnes President, Chief Executive Officer and Director (Principal Executive Officer)	Paul D. Burner Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

*	*
Jeffrey Hoyt Senior Vice President, Controller and Senior Accounting Officer (Principal Accounting Officer)	Collin P. Baron Director

*
George P. Carter Director	John K. Dwight Director

*	*
Jerry Franklin Director	Eunice S. Groark Director

*	*
Janet M. Hansen Director	Richard M. Hoyt Director

*	*
Mark W. Richards Director	James A. Thomas Director

*By:	/s/ ROBERT E. TRAUTMANN
Name:	Robert E. Trautmann, Esq.
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document

2.1	Agreement and Plan of Merger, dated as of July 15, 2010, by and between People’s United Financial, Inc. and Smithtown Bancorp, Inc. (attached as Annex A to the proxy statement/prospectus which is part of this Registration Statement)

3.1	Second Amended and Restated Certificate of Incorporation of People’s United Financial, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to Form S-1 filed with the Securities and Exchange Commission on February 13, 2007 (Registration No. 333-138389))

3.2	Fourth Amended and Restated Bylaws of People’s United Financial, Inc. (incorporated by reference to Exhibit 3.2 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010)

4.1	Form of Stock Certificate of People’s United Financial, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to Form S-1 filed with the Securities and Exchange Commission on February 13, 2007 (Registration No. 333-138389))

5.1	Opinion of Simpson Thacher & Bartlett LLP regarding legality of the securities being registered*

8.1	Form of Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. income tax aspects of the merger

8.2	Form of Opinion of Sullivan & Cromwell LLP regarding certain U.S. income tax aspects of the merger

23.1	Consent of KPMG LLP, independent registered public accountants for People’s United Financial, Inc.

23.2	Consent of Crowe Horwath LLP, independent registered public accountants for Smithtown Bancorp, Inc.

23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 hereto)*

23.4	Form of Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1 hereto)

23.5	Form of Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2 hereto)

24.1	Powers of Attorney (previously included on the signature page of this Registration Statement)

99.1	Consent of Sandler O’Neill & Partners, L.P.

99.2	Form of Smithtown Bancorp, Inc. Proxy Card

99.3	Form of Smithtown Bancorp, Inc. Election Form

*	Previously filed